Exhibit 99.1

August 16, 2007

Dear Shareholder:

        You are cordially invited to attend an extraordinary meeting (the “Meeting”) of all the shareholders of Healthcare Technologies, Ltd. (the “Company”) to be held on September 30, 2007 at 11:00 a.m., at the offices of Yigal Arnon & Co., 1 Azrieli Center, Round Tower, 47th Floor, Tel Aviv, Israel (Telephone: +972-3-608-7726, Facsimile: +972-3-608-7714).

        At the Meeting, you will be asked to consider and vote upon the following proposal (the “Proposal”):

To approve the Plan of Arrangement, as described in the attached Proxy Statement, between the Company and the Company’s shareholders (the “Arrangement”), pursuant to which the Asset Purchase Agreement, dated January 16, 2007, as amended, between the Company, Gamida, NexGen Biofuels, Inc. and MAC Bioventures, Inc., and the transactions contemplated thereby, including the election of directors of the Company shall be approved (the “Purchase Agreement”).

        The Purchase Agreement, as amended, which is described in, and attached to, the Proxy Statement, provides that, inter alia:

(i)	NexGen shall transfer its assets, which are to have a value of no less than $50,000,000 (in the Company’s sole discretion this value may be reduced, but to no less than $30,000,000), to a newly formed U.S. entity to be wholly owned by the Company, in consideration for the issuance of ordinary shares of the Company equal to the value of such assets, as determined by an independent valuation conducted for the Company, divided by $1.50, less 1%; and

(ii)	the Company shall transfer substantially all of its assets to Gamida, including its holdings in its subsidiaries, in consideration for 4,700,000 shares of the Company held by Gamida.

        If the Arrangement is consummated, the Company’s business will no longer be in the field of biotechnology and medical devices but rather in the field of renewable fuels.

        Our Board of Directors and Audit Committee, reviewed the Arrangement, examined the various aspects of the Arrangement, analyzed various factors relating to the Company, and after careful consideration, approved the Arrangement and unanimously determined that the Arrangement and the transactions contemplated thereby are fair to and in the best interests of the Company, its shareholders and employees. In making their decision, our Audit Committee and Board of Directors examined various factors, including, among other things, the Company’s size and resources and the competitive business environment in which the Company operates; the potential prospects from a business combination with NexGen; the procedures in approving the Arrangement, including the requirement of Court approval, and the requisite shareholder majorities and the right of shareholders to file objections with the Court; as well as countervailing factors such as: the substantial risks associated with the development of NexGen’s business; and the substantial dilution in the percentage ownership interest of the shareholders in the Company. Our Audit Committee and Board of Directors unanimously recommend that you vote “FOR” the approval of the Arrangement and the transactions contemplated thereby at the Meeting.

        Shareholders of record of the Company as of the close of business in New York on August 21, 2007, other than certain shareholders as set forth in the Proxy Statement who have or may be deemed to have a different interest in the Arrangement, are entitled to vote at the Meeting.

        In the event that the Arrangement is not approved by our shareholders or otherwise not consummated, the Purchase Agreement may be subject to termination and the Company will continue its operations in the field of biotechnology and medical devices.

        The enclosed proxy statement provides detailed information about the Arrangement and the Purchase Agreement, including the voting requirements necessary to approve the Arrangement at the Meeting, how you may vote your shares and other conditions to consummate the Arrangement. If you do not notify us whether or not you have a “personal interest” in the Proposal, your vote with respect to the Proposal will be disqualified. We encourage you to read this proxy statement carefully, including the proxy statement’s annexes and the documents we refer to in this proxy statement.

        If you have any questions, please feel free to contact The Altman Group, our proxy solicitor, toll-free at 1-800-622-1588 (from the United States) or 1-201-806-7300 (from other locations).

        In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission.

Sincerely, /s/ Moshe Reuveni Chief Executive Officer

HEALTHCARE TECHNOLOGIES LTD.

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that on September 30, 2007, at 11:00 a.m. (Israel time), an Extraordinary General Meeting (the “Meeting”) of all of the shareholders of Healthcare Technologies Ltd. (the “Company” or “Healthcare”), other than (i) Gamida for Life B.V., the Company’s controlling shareholder (“Gamida”), (ii) Eran Rotem, the Company’s CFO, (iii) Moshe Reuveni, the Company’s CEO and director, and (iv) Yaacov Ofer, a director, (the shareholders in clauses (i)-(iv) collectively the “Interested Shareholders”; and all of the shareholders of record of the Company as of the close of business in New York on August 21, 2007, other than the Interested Shareholders, the “Remaining Shareholders”), will be held at the offices of Yigal Arnon & Co., at 1 Azrieli Center, Round Tower, 47th Floor, Tel Aviv, Israel (Telephone: +972-3-608-7726, Facsimile: +972-3-608-7714).

        Since the Interested Shareholders have or may be deemed to have a different interest in the Arrangement (as defined below) than that of the Remaining Shareholders, the Interested Shareholders will not be entitled to vote on the Proposal at the Meeting. However, they will participate in the Meeting for the purposes of determining a quorum.

ON THE AGENDA:

1.	The Proposal – To approve the plan of arrangement (the “Plan of Arrangement” or “Arrangement”), as described in the Proxy Statement being distributed in conjunction with this notice, between the Company and the Company’s shareholders, pursuant to which the Asset Purchase Agreement, dated January 16, 2007, as amended from time to time, between the Company, Gamida, NexGen Biofuels, Inc. and MAC Bioventures, Inc., and the transactions contemplated thereby, including the election of directors of the Company shall be approved (the “Purchase Agreement”).

        Shareholders of record (the “Record Holders”) at the close of business in New York on August 21, 2007 (the “Record Date”) are entitled to notice of the Meeting, and Record Holders who are Remaining Shareholders are entitled to participate in and vote at the Meeting. Interested Shareholders shall participate in the Meeting for the purposes of determining a quorum only.

        The Arrangement is subject to the approval of the Tel Aviv District Court in Israel (the “Court”) under Section 350 of the Israeli Companies Law, 1999 (the “Companies Law”) and the regulations promulgated thereunder. In addition, since the Company does not have adequate retained earnings out of which to purchase certain of its shares from Gamida as contemplated by the Arrangement, the Arrangement also requires that the Court approve the purchase of such shares under Section 303 of the Companies Law and the regulations promulgated thereunder. On June 14, 2007, the Company applied to the Court pursuant to Section 350 of the Companies Law to call a meeting of the Company’s shareholders for the purpose of voting on the Arrangement and for the Court to approve the purchase of shares under Section 303 of the Companies Law. On June 18, 2007, the Court authorized the Company to convene a meeting of the Company’s shareholders to vote on the Arrangement.

        In their meetings of January 14, 2007 and by a written resolution of June 6, 2007, the Company’s Audit Committee and Board of Directors unanimously concluded that the Arrangement is fair to the Company’s shareholders and in the best interests of the Company.

        The Company’s Audit Committee and Board of Directors unanimously recommend that you vote “FOR” the Proposal.

        The Arrangement will only be effective if: (i) the Arrangement is approved by a majority of the Remaining Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present and voting at the Meeting, (ii) the Court approves the Arrangement, and (iii) the conditions for closing of the Purchase Agreement and the transactions contemplated thereby (the “Closing”), as set forth in the Purchase Agreement, are satisfied (or waived). A copy of the Purchase Agreement is attached to the Proxy Statement as Annex B.

        In addition, because the Arrangement involves a transaction with Gamida, our controlling shareholder, pursuant to the Companies Law, it is subject to additional approvals. Accordingly, in addition to the 75% majority approval described above, the Arrangement will also be subject to the approval of the majority of the votes cast by the Remaining Shareholders who are present in person or by proxy at the Meeting and that said majority includes at least one-third of all of the votes cast by the Remaining Shareholders who do not have a “personal interest” (as defined below) in the Arrangement; alternatively, the votes cast against the Arrangement by shareholders who do not have a personal interest must not exceed 1% of the voting power in our company.

        A “personal interest” is a shareholder’s personal interest in the approval of an act or a transaction of a company, and includes: (i) the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and excludes (ii) a personal interest that arises solely from the fact of holding shares in the company or another entity.

        If any shareholder casting a vote in respect of the Proposal does not notify us whether or not he or she has a “personal interest”, such shareholder’s vote with respect to the Proposal will be disqualified.

        The accompanying Proxy Statement contains additional information with respect to the matter on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and mail it in the enclosed envelope. Return of the proxy does not deprive the shareholder of such shareholder’s right to attend the Meeting and to vote its shares in person.

        It is very important that your shares of the Company are represented at the Meeting, regardless of the number of shares you hold. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,
Healthcare Technologies Ltd.
August 16, 2007

TABLE OF CONTENTS OF PROXY STATMENT

INTRODUCTION	1
PURPOSE OF THE SHAREHOLDERS MEETING	1
VOTING	2
TIME, DATE AND PLACE	2
RECORD DATE; SHARES ENTITLED TO VOTE	2
VOTE REQUIRED	3
SOLICITATION OF PROXIES	4
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS	4
MATTERS RELATING TO THE EXTRAORDINARY GENERAL MEETING	5
THE PROPOSAL - APPROVAL OF PLAN OF ARRANGEMENT	5
SUMMARY OF THE ARRANGEMENT	5
QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	6
FORWARD LOOKING STATEMENTS	11
RISK FACTORS	14
Risks related to the construction, development and operation of the proposed facilities	14
Risks related to financing the construction and development of the facilities	18
Risks related to ownership of our shares following the Arrangement	20
Risks related to government regulation	23
Risks related to the ethanol and bio-diesel industry	25
Risks related to operations in Israel	34
ABOUT HEALTHCARE TECHNOLOGIES	35
Financial information highlights for Healthcare for the year ended December 31, 2006	35
Financial information highlights for Healthcare for the three months and for the six month periods
ended June 30, 2007	36
Historical Share Prices	37
ABOUT NEXGEN BIOFUELS	38
Financial information highlights for NexGen for the six month period ended June 30, 2007 and for the
year ended December 31, 2006	41
ABOUT MAC BIOVENTURES, INC	41
THE ARRANGEMENT	42
Background of the Arrangement	42
Purposes and Reasons for the Arrangement	43
Application with the Israeli Court	44
Effectiveness of Arrangement	45
THE PURCHASE AGREEMENT	45
Summary of the Purchase Agreement	45
The Gamida Transaction	46
The NexGen Transaction	46
American Appraisal Valuation	48
NexGen's Option	48
Election of New Directors	48
Amendment of the Company's Memorandum and Articles of Association to Allow for the Election of the
New Directors and Change of Name	50
Guarantees of Payment by MAC	51
Indemnification Arrangements among the Parties to the Purchase Agreement	51
Conditions for Closing	52
Termination of the Purchase Agreement	53
The purchase agreement may be terminated prior to the closing:	53
Boas Valuation Report	53

FAIRNESS OF THE ARRANGEMENT TO THE REMAINING SHAREHOLDERS	53
Summary of Factors Influencing the Audit Committee and the Board of Directors	54
INTERESTS OF CERTAIN PARTIES IN THE ARRANGEMENT	56
THE INVERNESS LETTERS AND COURT FILINGS	56
ADDITIONAL INFORMATION REGARDING NEXGEN	58
Business of NexGen	58
Business Strategy	58
Industry Background	59
Selected Financial Data of NexGen	61
NexGen's Financial Plans	62
Plan of Operations until Plant Start-Up	63
Construction Agreements and Permits	64
Directors and Executive Officers of the Company Following Closing	66
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS FOLLOWING THE CLOSING OF THE ARRANGEMENT	66
ADDITIONAL INFORMATION	66

LIST OF ANNEXES

Annex A – Annual Report on Form 20-F for the Company for the fiscal year ended December 31, 2006.

Annex B – The Purchase Agreement.

Annex C – The Plan of Arrangement.

Annex D – NexGen’s audited financial statements as of December 31, 2006.

Annex E – Letter from American Appraisal Associates, dated July 13, 2007.

Annex F – Valuation from American Appraisal Associates, dated May 4, 2007.

Annex G – Valuation from David Boas Business Consultant Ltd., dated January 2007.

Annex H – Translation of Inverness’ objection.

Annex I – Translation of Company’s reply to Inverness’ objection.

HEALTHCARE TECHNOLOGIES LTD.

32 HaShaham Street
Petach Tikva 49170, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on September 30, 2007

INTRODUCTION

        This Proxy Statement is being furnished to the shareholders of Healthcare Technologies Ltd. (the “Company” or “Healthcare”), other than (i) Gamida for Life B.V., the Company’s controlling shareholder (“Gamida”), (ii) Eran Rotem, the Company’s CFO, (iii) Moshe Reuveni, the Company’s CEO and director, and (iv) Yaacov Ofer, a director, (the shareholders in clauses (i)-(iv) collectively the “Interested Shareholders”; all the shareholders of record of the Company as of the close of business in New York on August 21, 2007, other than the Interested Shareholders, the “Remaining Shareholders”), in connection with the solicitation of proxies by the Board of Directors of Healthcare (the “Board” or “Board of Directors”), for use at the meeting of the Company’s shareholders to be held on September 30, 2007, and any adjournment thereof (the “Meeting”). This Proxy Statement and the accompanying form of proxy are being mailed to the shareholders of Healthcare on or about August 22, 2007.

        Since the Interested Shareholders have or may be deemed to have a different interest in the Arrangement (as defined below) than that of the Remaining Shareholders, the Interested Shareholders will not be entitled to vote on the Proposal at the Meeting. However, they will participate in the Meeting for the purposes of determining a quorum.

        The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

PURPOSE OF THE SHAREHOLDERS MEETING

        At the Meeting, the Company’s Remaining Shareholders will be asked to consider and vote upon the following proposal (the “Proposal”):

1.	The Proposal – To approve the plan of arrangement (the “Plan of Arrangement” or “Arrangement”), as described herein, between the Company and the Company’s shareholders, pursuant to which the Asset Purchase Agreement, dated January 16, 2007, as amended from time to time, between the Company, Gamida, NexGen Biofuels, Inc. and MAC Bioventures, Inc., and the transactions contemplated thereby, including the election of directors of the Company shall be approved (the “Purchase Agreement”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

VOTING

        A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, such shareholder can insure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder’s right to attend the Meeting in person and vote.

        Pursuant to the Company’s Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the chairman of the meeting (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issued share capital of the Company, and unless a poll be so demanded, a declaration by the chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

TIME, DATE AND PLACE

        The Meeting will be held on September 30, 2007, at 11:00 a.m. (Israel time), at the offices of Yigal Arnon & Co., at 1 Azrieli Center, Round Tower, 47th Floor, Tel Aviv, Israel (Telephone: +972-3-608-7726, Facsimile: +972-3-608-7714).

RECORD DATE; SHARES ENTITLED TO VOTE

        Shareholders of record (the “Record Holders”) at the close of business in New York on August 21, 2007 (the “Record Date”) are entitled to notice of, and Record Holders who are Remaining Shareholders are entitled to participate in and vote at the Meeting. Interested Shareholders shall participate in the Meeting for the purposes of determining a quorum only.

        As of July 31, 2007, we had 7,792,832 ordinary shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), outstanding. As of such date, 2,841,992 Ordinary Shares were held by Remaining Shareholders and are entitled to vote at the Meeting (the “Voting Shares”). Each Voting Share is entitled to one vote at the Meeting.

        One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to October 7, 2007, at the same time and place, or any other time and place as the Board of Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, subject to applicable law, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

VOTE REQUIRED

        The Proposal to be presented at the Meeting requires the affirmative vote of the majority of the Remaining Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present (in person or by proxy) and voting at the Meeting.

        In addition, because the Arrangement involves a transaction with Gamida, our controlling shareholder, pursuant to the Israeli Companies Law – 1999 (the “Companies Law”), it is subject to additional approvals. Accordingly, in addition to the 75% majority approval described above, the Arrangement will also be subject to the approval of the majority of the votes cast by the Remaining Shareholders who are present in person or by proxy at the Meeting and that said majority includes at least one-third of all of the votes cast by the Remaining Shareholders who do not have a “personal interest” (as defined below) in the Arrangement; alternatively, the votes cast against the Arrangement by shareholders who do not have a personal interest must not exceed 1% of the voting power in our company.

        A “personal interest” is a shareholder’s personal interest in the approval of an act or a transaction of a company and includes (i) the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and excludes (ii) a personal interest that arises solely from the fact of holding shares in the company or another entity.

        Each shareholder voting at the Meeting or prior thereto by means of the enclosed proxy card must notify us if he or she has a “personal interest” in connection with the Proposal, as a condition for his or her vote to be counted with respect to such proposal. If any shareholder casting a vote in connection with the Proposal does not notify us whether or not he or she has such a “personal interest”, such shareholder’s vote with respect to the Proposal will be disqualified.

        The Arrangement will only be effective if: (i) the Arrangement is approved by the requisite shareholder majorities, (ii) the Court approves the Arrangement, and (iii) the conditions for closing of the Purchase Agreement and the transactions contemplated thereby (the “Closing”), as set forth in the Purchase Agreement, are satisfied (or waived).

        In accordance with the Companies Law, any of our shareholders or creditors is entitled to file with the Court an objection to the Arrangement, which objection will be considered by the Court even if the Arrangement has been approved by our shareholders. See section entitled “The Arrangement – Application with the Israeli Court ” below for further discussion.

        Following approval by the Remaining Shareholders, under the Companies Law, the Arrangement must be approved by the Court, which will only approve it if it is satisfied that the Arrangement is procedurally and substantively fair to our shareholders.

SOLICITATION OF PROXIES

        The expense of soliciting proxies will be borne by the Company. We have retained The Altman Group, Inc., a proxy solicitation firm, to solicit proxies in connection with the Meeting at a cost of approximately $15,000, plus reimbursement of out-of-pocket expenses. In addition, we may reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by certain of our directors, officers and employees, personally or by telephone, facsimile or other means of communication. No additional compensation will be paid for such services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table and notes set forth, as of June 30, 2007, the number of Ordinary Shares owned by all shareholders known to the Company to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) more than 5% of the Company’s ordinary shares. For information concerning the security ownership of the Company following the closing of the Arrangement, see section entitled “Security Ownership of Certain Beneficial Owners Following the Closing of the Arrangement”.

Name and Address	Number of Ordinary Shares	Percentage of Ordinary Shares Owned Outstanding[1]

Gamida for Life B.V. [2],[3]
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands	4,819,761	61.8%

[1]	Based on 7,792,832 ordinary shares NIS 0.04 outstanding as of June 30, 2007, also see (2) below.

[2]	Gamida is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services in the healthcare field in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's share ownership increased by 18% in October 2001, mainly due to a private placement. During 2003, Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction. Approximately 80% of Gamida's holdings in the Company are held by Bank Leumi Le'Israel Ltd. (the "Bank") as security for a loan advanced to Gamida by the Bank. So long as the Bank does not demand immediate payment of the loan (which may occur upon the occurence of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge. However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement. In connection with the Arrangement, the Bank has agreed in principle to the release of the pledged shares to allow for the transactions contemplated thereby to take place, and that Gamida shall instead pledge holdings in the Company's subsidiaries that are to be transferred to Gamida at Closing.

[3]	Mr. Daniel Kropf, who serves as Chairman of the Company's Board of Directors and who served as the Company's Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

        The Company’s audited financial statements for the fiscal year ended December 31, 2006, together with the report of its auditors thereon are included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which is attached to this Proxy Statement as Annex A.

MATTERS RELATING TO THE EXTRAORDINARY GENERAL MEETING

        At the Meeting, the shareholders will be asked to vote on the following proposal:

THE PROPOSAL – APPROVAL OF PLAN OF ARRANGEMENT

SUMMARY OF THE ARRANGEMENT

        On January 16, 2007, the Company entered into the Purchase Agreement with Gamida for Life B.V., the Company’s controlling shareholder (“Gamida”), NexGen Biofuels, Inc. (“NexGen”) and MAC Bioventures Inc., (“MAC”). MAC wholly owns Macquarie Bioventures Inc., which holds approximately 93% of NexGen’s issued and outstanding share capital. The Purchase Agreement, as amended, provides that, inter alia: (i) NexGen shall transfer its assets to a newly formed U.S. entity to be wholly owned by the Company (“NewCo”). NexGen’s principal assets, which it holds through wholly-owned subsidiaries, are options to purchase five Greenfield sites in the United States (on which land it is contemplated that we will construct and operate production facilities following the Closing (see “Risk Factors” below)) and permitting for 100 million gallons of annual ethanol or bio-diesel production per site. The NexGen assets are to have a value of no less than $50,000,000, (in the Company’s sole discretion this value may be reduced, but to no less than $30,000,000) and will be transferred to NewCo in consideration for the issuance of ordinary shares of the Company equal to the value of such assets, as determined by an independent valuation conducted for the Company, divided by $1.50 less 1%; and (ii) the Company shall transfer substantially all of its assets to Gamida, in consideration for 4,700,000 shares of the Company held by Gamida. For a more detailed description of the terms of the Purchase Agreement see section entitled “The Purchase Agreement” below. A copy of the Purchase Agreement, as amended, is attached hereto as Annex B and is incorporated herein by reference.

        NexGen is a corporation, incorporated under the laws of the State of Delaware. NexGen was originally incorporated under the name Macquarie Bioventures of Delaware, Inc. in August 2006 and changed its name to NexGen Biofuels, Inc. in September 2006. NexGen is a privately held development stage company and is 93% indirectly owned by MAC.

        NexGen is currently in the process of obtaining permits and raising capital to develop, construct, own, and operate four 100 million gallon ethanol plants and one 100 million gallon bio-diesel plant in five different states in the United States, in two phases. The proposed plant sites are located in Iowa, Ohio, Indiana, Wisconsin and Arkansas. It is contemplated that the plants will be built on land regarding which NexGen, through its wholly-owned subsidiaries, holds options, which are to be transferred to NewCo, as stated above. It is anticipated that in the first phase, three plants will be constructed and brought to operation (two ethanol plants and one bio-diesel) and in the second phase two additional ethanol plants will be constructed. NexGen plans to start building the plants shortly following raising funds and obtaining permits therefor and estimates it will take approximately 18 to 24 months to build each ethanol plant and approximately 12 to 18 months to build the bio-diesel plant, and bring them to operation. NexGen anticipates that the intended plants will have an initial annual capacity to process 37 million bushels of corn into approximately 100 million gallons of ethanol per plant and 1000 MT/day of vegetable oil to produce 100 million gallons of bio-diesel. In addition, NexGen seeks to acquire existing bio-fuels plants in the United States. For more information regarding NexGen’s business see the section entitled “About NexGen Biofuels” below.

        MAC (Mac Bioventures, Inc.) was incorporated in Belize in 2006 to serve as a holding company for certain of the assets owned by Ms. Aruna Raj Ajjarapu, an Indian citizen and permanent resident of the U.S. Ms. Ajjarapu is MAC’s sole shareholder. Ms. Ajjarapu is the spouse of Mr. Ram Ajjarapu, NexGen’s President and CEO and a nominee to our Board of Directors.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

        Following are some commonly asked questions that may be raised by our shareholders and answers to each of those questions. The following questions and answers regarding the proposed Arrangement are not meant to be a substitute for the information contained in the remainder of this proxy statement and the Plan of Arrangement (which is attached hereto as Annex C), and the information contained in this summary is qualified in its entirety by the more detailed descriptions and explanations contained in the later pages of this proxy statement, the Plan of Arrangement and the other annexes to this proxy statement. You are urged to carefully read this entire proxy statement and accompanying documents carefully prior to making any decision on how to vote your shares.

Q:	Why am I receiving this proxy statement?

A:	In order to consummate the Arrangement, the Company’s shareholders must vote to adopt and approve the Plan of Arrangement, including, subject to the consummation of the Arrangement, the election of new directors. You are receiving this proxy statement in connection with the solicitation of proxies to be voted at the Meeting, or at any adjournments, postponements or continuations of the Meeting.

You should carefully read this proxy statement, including its annexes and the other documents we refer to in this proxy statement, as they contain important information about the Arrangement, the Purchase Agreement and the Meeting of the shareholders of the Company. The enclosed voting materials allow you to vote your shares without attending the Meeting in person.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	What am I being asked to vote on?

A:	You are being asked to vote to approve and adopt the Plan of Arrangement and the transactions contemplated thereby, including, but not limited to, the issuance of shares by the Company in consideration for NexGen’s assets, and the purchase of 4,700,000 of the Company’s Ordinary Shares by the Company from Gamida in consideration for the transfer of the Company’s assets to Gamida, all as described below and in the Purchase Agreement. For further details see sections entitled “The Arrangement”and “The Purchase Agreement”.

In addition, in connection with the Arrangement, you are being asked to approve as part of the Arrangement and subject to its consummation, the election of 5 directors of the Company who shall replace the acting directors of the Company, other than Israel Amir and the Company’s external directors.

Q:	Will I continue to be a shareholder of Healthcare Technologies after the consummation of the Arrangement?

A:	Yes. After the consummation of the Arrangement, you will continue to hold shares of the Company, however, the Company's business will no longer be in the field of biotechnology and medical devices but rather in the field of renewable fuels.

Q:	Why is the Company proposing the Arrangement?

A:	We are proposing the Arrangement because we believe that a business combination with NexGen will provide the Company’s shareholders with an opportunity to own shares in a company with growth potential in the developing renewable fuels industry. To review the reasons for the Arrangement, see the section below entitled “The Arrangement – Purposes and Reasons for the Arrangement”.

Q:	When is the Arrangement expected to be completed?

A:	The Company is working to complete the Arrangement as quickly as practicable. However, we cannot predict the exact timing of the completion of the Arrangement because it is subject to certain conditions and approvals. We hope to complete the Arrangement by October 31, 2007, however, there can be no assurance that the Arrangement will be consummated in a timely manner or if at all.

Q:	Will my holdings in the Company be diluted as a result of the Arrangement?

A:	Yes. Under the terms of the Arrangement, in exchange for the assets of NexGen to be transferred to NewCo, we will issue shares to MAC, NexGen’s indirect parent company, in an amount equal to the value of NexGen’s Assets, as determined by a third party, divided by $1.50 less 1%. We will also issue an amount of shares to Israel Amir, one of our directors, equal to 1% of the value of NexGen’s Assets, as determined by a third party, divided by $1.50. Moreover, under the terms of the Purchase Agreement, NexGen may transfer to the Company, subject to our written consent, an existing functional plant relating to its business, or all of the shares held by NexGen of an entity owning such a plant, in consideration for the issuance of additional shares equal to the plant’s (or the transferred holdings’) valuation, as determined by a third party, divided by $1.50 less 1% up to a maximum amount of 80,000,000 shares (see sections entitled “The Purchase Agreement – The NexGen Transaction” and “The Purchase Agreement – NexGen’s Option” below).

In addition, in order to enable us to plan, construct, develop and operate each of the production facilities we expect to seek substantial equity financing in the future, which would further dilute your holdings in our company, and reduce your equity interest. The Company’s shareholders do not have any preemptive rights with respect to shares to be issued by us in the future in connection with any such additional equity financing. Furthermore, it is likely that we will issue in the future options to purchase shares of the Company, in order to attract, retain and reward our key directors, managers, employees, consultants and service providers, an act that would be dilutive to you as well.

Q:	What do I need to do now?

A:	We urge you to carefully read this proxy statement, including its annexes and the other documents we refer to in this proxy statement, and consider how the Arrangement affects you. Then mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the Meeting.

Q:	How does the Company's Board of Directors recommend that I vote?

A:	At meetings held on January 14, 2007, and by written resolutions on June 6, 2007, the Company’s Audit Committee and Board of Directors unanimously determined that the Arrangement and the transactions contemplated thereby are fair to and in the best interests of the Company’s shareholders. Directors who have or might be deemed to have a personal interest in the Arrangement did not participate in the discussions or voting over the Arrangement. The Board of Directors unanimously recommends that you vote “FOR” the approval of the Plan of Arrangement at the Meeting. For a more complete description of the recommendation of our Board of Directors, see the section entitled “Fairness of the Arrangement to the Remaining Shareholders”.

Q:	What factors did the Company's Board of Directors consider in making its recommendation?

A:	In making its recommendation, our Audit Committee and Board of Directors took into account various factors including: the Company’s size and resources and the competitive business environment in which the Company operates; the potential prospects from a business combination with NexGen; the procedures in approving the Arrangement, including the requirement of Court approval, and the requisite shareholder majorities and the right of shareholders to file objections with the Court; as well as countervailing factors such as: the substantial risks associated with the development of NexGen’s business; and the substantial dilution in the percentage ownership interest of the shareholders in the Company. For a further discussion see the section entitled “Fairness of the Arrangement to the Remaining Sharehodlers – Summary of Factors Influencing the Audit Committee and the Board of Directors”.

Q:	What vote is required to approve the Plan of Arrangement and the transactions contemplated thereby?

A:	Adoption of the Plan of Arrangement and the transactions contemplated thereby require the affirmative vote of the majority of the Remaining Shareholders’ voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present (in person or by proxy) and voting at the Meeting. As of the Record Date, there were 7,792,832 of the Company’s Ordinary Shares issued and outstanding. However, since Gamida and certain of the Company’s shareholders have or may be deemed to have different interests in the Arrangement, they will not be voting their shares which amount to 4,950,840 Ordinary Shares.

In addition, because the Arrangement involves a transaction with Gamida, our controlling shareholder, pursuant to the Companies Law, it is subject to additional approvals. Accordingly, in addition to the 75% majority approval described above, the Arrangement will also be subject to the approval of the majority of the votes cast by the Remaining Shareholders who are present in person or by proxy at the Meeting and that said majority includes at least one-third of all of the votes cast by the Remaining Shareholders who do not have a “personal interest” (as defined) in the Arrangement; alternatively, the votes cast against the Arrangement by shareholders who do not have a personal interest must not exceed 1% of the voting power in our company.

If you do not notify us whether or not you have a “personal interest”, your vote with respect to the Proposal will be disqualified.

Q:	Other than shareholders approval are other approvals required to be obtained for the Arrangement to be effected?

A:	Yes. In addition to the approval of the Arrangement and the transactions contemplated thereby by our shareholders, the Arrangement will only be effective if it is approved by the Court and the conditions for the consummation of the Arrangement, as set forth in the Purchase Agreement, are satisfied (or waived), including the receipt of governmental, regulatory and third party consents which may include the consent of the Israeli Office of the Chief Scientist, the Israeli Investment Center and the receipt of a tax ruling from the Israeli Tax Authority.

Q:	How can I oppose the Arrangement?

A:	In addition to your right to vote against the proposal at the Meeting, you are entitled to file your objection to the Arrangement with the Court. Should the proposal be approved by our shareholders, we will apply to the Court for its approval of the Arrangement and will announce our application in two daily newspapers in Israel and will issue a press release which we will file on Form 6-K. You will then have ten days in which to file your objection to the Arrangement with the Court, which will review your written objection in writing and may additionally call you to give evidence at a hearing.

Q:	What happens if the Arrangement is not approved by the shareholders or otherwise not consummated?

A:	If the conditions to which the Arrangement is subject are not satisfied or waived, the Arrangement will not be completed and we intend to continue to carry on our business in the biotechnology and medical devices fields as presently conducted.

Q:	Where and when is the Meeting?

A:	The Meeting will be held on September 30, 2007, at 11:00 a.m., at the offices of Yigal Arnon & Co., at 1 Azrieli Center, Round Tower, 47th Floor, Tel Aviv, Israel.

Q:	Who is entitled to vote at the Meeting?

A:	Only shareholders of record who are Remaining Shareholders as of the Record Date are entitled to vote at the Meeting.

Q:	May I vote in person?

A:	Yes. If your shares are not held through a broker or bank you may attend the Meeting and vote your shares in person, rather than signing and returning your proxy card. If your shares are held through a broker or bank you must get a proxy from your broker or bank in order to attend the Meeting and vote in person. Even if you plan to attend the Meeting in person, we urge you to complete, sign, date and return the enclosed proxy to ensure that your shares will be represented at the Meeting.

Q:	What happens if I sell my shares of the Company before the Meeting?

A:	The Record Date is earlier than the date of the Meeting. If you transfer your shares of the Company after the Record Date but before the Meeting, you will retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in the company in respect of such shares after the Arrangement is consummated.

Q:	If my broker or bank holds my shares, will my broker or bank vote my shares for me?

A:	Your broker or bank will not be able to vote your shares without instructions from you. You should instruct your broker or bank to vote your shares following the procedure provided by your bank or broker. Without instructions, your shares will not be voted.

Q:	May I change my vote after I have voted?

A:	Yes. You may change your vote if your shares are registered in your name, in one of the following three ways:

— First, you can deliver to the Company a written notice bearing a later date than the proxy you delivered to the Company, stating that you would like to revoke your proxy, provided the notice is received no less than 48 (forty eight) hours prior to the Meeting.

— Second, you can complete, execute and deliver to the Company, no less than 48 (forty eight) hours prior to the Meeting.

— Third, you can attend the Meeting and vote in person.

Any written notice of revocation or subsequent proxy should be delivered to Healthcare Technologies Ltd., 32 HaShaham St., Petach Tikva, Israel 49170, Attention: Mr. Eran Rotem, or hand-delivered to Mr. Eran Rotem at least 48 (forty eight) hours prior to the Meeting.

If you have instructed a broker or bank to vote your shares, you must follow the directions received from your broker or bank to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. If you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	Will Gamida remain a shareholder of the Company after the consummation of the Arrangement?

A:	Yes. As part of the Arrangement, Gamida shall transfer to the Company 4,700,000 shares and as of the Record Date, Gamida held 4,819,761 Ordinary Shares. Gamida is under no obligation, however, to remain a shareholder of the Company.

Q:	Who can help answer my questions?

A:	If you would like additional copies, without charge, of this proxy statement and/or its annexes, or if you have questions about the Arrangement, including the procedures for voting your shares, you should contact The Altman Group, our proxy solicitor, toll-free at 1-800-622-1588 (from the United States) or 1-201-806-7300 (from other locations).

FORWARD LOOKING STATEMENTS

        This proxy statement, including its annexes, contains forward-looking statements that are based on our current expectations, assumptions, beliefs, estimates and projections about the Company, NexGen and the ethanol, bio-diesel and other related industries. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “should” and variations of such words or similar expressions.

        We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors” and the following:

—	the risk that the Arrangement may not be consummated in a timely manner, if at all;

—	our ability to complete construction of our ethanol and/or bio-diesel plants;

—	the projected growth or contraction in the ethanol and/or bio-diesel market in which we will operate;

—	fluctuations in the market price of ethanol and/or bio-diesel or their by-products or the feedstock for producing them;

—	our business strategy for expanding, maintaining or contracting our presence in this market;

—	our ability to obtain the necessary capital to finance our initiatives;

—	anticipated trends in our financial condition and results of operations;

—	our ability to distinguish ourselves from our current and future competitors;

—	changes in or elimination of laws, tariffs, trade or other controls or enforcement practices such as:

—	national, state or local energy policy;

—	U.S. federal ethanol and/or bio-diesel tax incentives;

—	regulation currently under consideration pursuant to the passage of the Energy Policy Act of 2005, which contains a renewable fuel standard and other legislation mandating the usage of ethanol or other oxygenate additives;

—	U.S. state and federal regulation restricting or banning the use of Methyl Tertiary Butyl Ether, or MTBE, a fuel derived from methanol;

—	environmental laws and regulations applicable to our operations and the enforcement thereof;

—	regulations related to homeland security;

—	changes in weather and general economic conditions;

—	overcapacity within the ethanol, bio-diesel and petroleum production and refining industries;

—	total United States consumption of gasoline or diesel;

—	availability and costs of products and raw materials, particularly corn, coal and natural gas;

—	labor relations;

—	fluctuations in petroleum prices and other commodity prices including but not limited to corn, vegetable oils, animal fats, etc;

—	our or our employees' failure to comply with applicable laws and regulations;

—	our ability to generate free cash flow to invest in our business and service our indebtedness;

—	limitations and restrictions contained in the instruments and agreements governing our indebtedness;

—	our ability to raise additional capital and secure additional financing;

—	changes in interest rates;

—	our ability to attract and retain key employees;

—	liability resulting from actual or potential future litigation;

—	competition;

—	plant shutdowns or disruptions at our plant or plants whose products we will market;

—	availability of rail cars and trucks and the rail roads and trucking companies' service to and from our target markets and feedstock procurement locations;

—	risks related to hedging decisions, including whether or not to enter into hedging arrangements and the possibility of financial losses related to hedging arrangements;

—	risks related to diverting management's attention from ongoing business operations; and

—	other risks detailed in our current filings with the SEC, including our most recent Annual Report on Form 20-F, which discusses other important risk factors concerning our historical operations.

RISK FACTORS

        This Proxy Statement contains forward-looking information. There can be no assurance that the Arrangement will be consummated in a timely manner or at all or that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties described below.

Risks related to the construction, development and operation of the proposed facilities

        The principal NexGen assets to be transferred to us are options to own land sites on which we propose to construct ethanol and/or bio-diesel production facilities. We may not obtain the funding or the consents and approvals required to construct and operate the proposed ethanol and/or bio-diesel production facilities.

        The planning, construction and operation of ethanol and/or bio-diesel production facilities is a complex undertaking that involves various elements including engineering, design, procurement of equipment, construction and obtaining financing and permits required therefor.

        NexGen is a recently organized corporation with a shareholders deficiency (which was $476,155 at December 31, 2006). Accordingly, we will be entirely dependent on obtaining debt and equity financing from third parties to fund the construction and development of our production facilities following the Closing. NexGen estimates that it will cost approximately $200 million per ethanol site and $100 million per bio-diesel site, to develop and construct such facilities. We do not have any definitive agreements or understandings at this time to obtain this financing and there can be no assurance that we will be successful in doing so.

        If we are not successful obtaining the necessary permits and approvals or raising the necessary funds, in a timely manner, or at all, in order to plan, construct or operate the production facilities, you could lose all or a substantial part of the value of your shares in our company.

        NexGen holds options to purchase the land sites but does not own them.

        NexGen’s principal assets that are to be transferred to the Company at Closing are options to purchase land sites in the United States on which we propose to construct our production facilities. In order to obtain ownership of the land sites, we will need to exercise these options under the terms of the option agreements. The timing of the exercise of these options will depend, in part, on our prospects for raising funds and prevailing and forecasted market conditions. If we do not exercise the options prior to their expiration dates, we may have to seek alternative sites in order to implement our business plan, which may not be available on reasonable terms or at all.

        We may never become profitable.

        We expect to incur significant losses until we successfully complete construction and commence operations of one or more of the planned ethanol/bio-diesel production facilities or otherwise acquire one or more functional ethanol/bio-diesel production facilities that operate at sufficient profit levels. NexGen estimates that it will take approximately 18 to 24 months to develop and construct each ethanol facility and approximately 12 to 18 to develop and construct the bio-diesel facility, but it may take longer. We may not be successful in our efforts to build and operate the facilities. In addition, we may not be successful in securing financing necessary to build and operate our ethanol/bio-diesel production facilities or to fund our ongoing general and administrative expenses. Even if we successfully meet all of these objectives and begin operations, we may be unable to operate profitably. In addition, we expect to record significant depreciation and amortization expenses which will add to our losses.

        We have no operating history of ethanol/bio-diesel production facilities, which could result in errors in management and operations, causing a material adverse effect on our financial condition and results of operations.

        As a new company, NexGen has no history of operating a bio-fuels production facility. NexGen’s senior management will hold management positions with the Company following the Closing. While NexGen’s President and CEO, Mr. Ram Ajjarapu, has extensive experience and knowledge within the ethanol/bio-diesel industry in carrying out projects involving 100 million gallons per year production facilities, NexGen does not have experience in constructing, developing or operating an ethanol or bio-diesel production facility.

        We may be unable to manage the start-up of our facilities in a timely and cost-effective manner, and any failure by us to do so would delay our ability to begin producing and selling ethanol or bio-diesel. A delay in start-up operations is likely to further delay our ability to generate revenue and satisfy our debt obligations and our financial condition and results of operations could be materially adversely affected.

        We anticipate a period of significant growth, involving the construction and start-up of operations of several production facilities. This period of growth and the start-up of our facilities are likely to be a substantial challenge to us. If we fail to manage this start-up effectively, you could lose all or a substantial part of the value of your shares.

        We may be unable to meet the administrative and operational needs of our development and growth effectively, which could result in our inability to adequately increase our sales or to efficiently operate our business.

        Our strategy envisions a period of rapid growth and that may impose a significant burden on our administrative and operational resources. The completion of construction of our facilities and growth of our business, will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. We may be unable to retain and hire the number of qualified persons necessary to operate our facilities effectively.

        We will be dependent upon our officers and directors, and our failure to hire or the loss of any of these persons could adversely affect our operations and results.

        We will be dependent upon our officers and directors for execution of our business plan. The assembly of our post-Closing management team is still not complete. Our failure to hire or the loss of any of our officers or directors could adversely affect the execution of our business plan and have a material adverse effect upon our results of operations and financial position. We do not intend to maintain “key person” life insurance for any of our officers or directors.

        Our management’s time and attention will be divided among our plants, and each of our plants will be managed under a similar management model, which may prevent us from achieving a maximum return from any one plant.

        Our business model calls for us to establish a U.S. holding company, NewCo, that will wholly-own separate business entities which in turn will each own one of our plants; however each of such entities will be managed by a centralized management team. The demands on our management’s time from one plant may, from time to time, compete with the time and attention required for the operation of the other plants. This division of our management’s time and attention among our plants may make it difficult for us to realize the maximum return from any one plant.

        If our principal agreements are terminated or become unfavorable, our projects may fail or be harmed in ways that significantly reduce the value of your shares.

        We will be dependent on various contractors, suppliers, lenders and other third parties for the implementation and financing of each project. If agreements with such parties are terminated or if the terms are amended unfavorably to us, our projects may be harmed or even fail. Because we will be dependent on the success of several large-scale projects, the impairment or failure of any of these projects could significantly reduce our production and revenues.

        Given that all of our revenue will be primarily derived from the production and marketing of ethanol and bio-diesel and their co-products, any disruption in our operations could have a material adverse effect on us.

        After the Arrangement, and assuming we will successfully construct and bring some or all of the proposed facilities to operation, our primary source of revenues will be from the sale of ethanol and bio-diesel and related co-products that we will produce at our facilities. We will not have an alternative line of business in the event that we are unable to operate our facilities for any reason. Any delay or stoppage in our anticipated production would substantially reduce our revenues and adversely affect our results of operations.

        Our dependency on key suppliers to design and build our facilities and supply necessary equipment may have a material adverse effect on our business.

        We will be highly dependent upon general contractors and key vendors to design, engineer and build the proposed facilities. We do not have any definitive agreements or understandings with any such contractors or vendors at this time. If one of our future contractors or vendors were to terminate its relationship with us, there is no assurance that we would be able to obtain a replacement contractor or vendor or that a replacement would be able to complete construction within the originally contracted time frame and at the same or a lower price. Any delay in the planning, construction or commencement of operations of our facilities or problems in the design or engineering of our facilities could have a material adverse effect on our production and results of operations and could force us to abandon our business plan.

        Our general contractors, suppliers and vendors may have conflicting interests that could cause them to put their financial interests ahead of ours, which may have a material adverse effect our business.

        Our contractors, suppliers and vendors may experience conflicts of interest that cause them to put their financial interests ahead of our best interests. Our contractors, suppliers and vendors may also have conflicts of interest due to the fact that they are involved in the design and construction of other ethanol/bio-diesel plants. Although schedule and performance guarantees may motivate our contractors, suppliers and vendors to perform their agreements with respect to our facilities, we cannot ultimately require them to devote their full time or attention to our activities. As a result, they may come to have, a conflict of interest in allocating personnel, materials and other resources to our facilities which could result in inefficiencies and delays in our production, which could materially adversely affect our business. Such conflicts of interest may reduce our profitability and the value of our shares.

        The cost and time to construct our facilities and commence operations may be more than we anticipate.

        The cost to construct our facilities and commence operations may be higher than expected and the construction of any of our facilities could take longer than anticipated. For example, in order to commence construction of our facilities, we will need to obtain numerous governmental and regulatory permits, including the consent of municipal authorities to change the zoning regarding some of our proposed facilities. It may take us significantly more time than anticipated to obtain the necessary permits and consents for us to commence construction.

        Any significant increase in the estimated construction cost of, or in the estimated length of time for, one or more of our facilities could hinder our ability to complete construction and would delay our ability to generate revenues and as a result could have a material adverse effect on our business and results of operations or even force us to abandon our business plan. Moreover, our failure to receive any of the required permits or consents could have a material adverse effect on our business and results of operations or even force us to abandon our business plan.

        We may encounter defective material and workmanship or process engineering that could cause significant delays in the commencement of our operations.

        Any defects in material or workmanship may cause substantial delays in the commencement of operations of our facilities. If defects are discovered after commencement of operations, or if our facilities fail to meet the performance criteria, substantial delays in the commencement of operations could occur which may have a material adverse effect on our business and results of operations.

        We will be subject to the risk of loss due to fire because ethanol and bio-diesel and the materials to be used to produce our products are highly flammable.

        Ethanol and bio-diesel, and products such as natural gas and/or propane which are used in the production thereof, are highly flammable materials and we are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We intend to maintain insurance policies to reduce losses caused by fire, including business interruption insurance. If any of our production facilities were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it would harm our manufacturing capacity and adversely effect our results of operations.

        The condition of our construction sites may differ from what we expect.

        If we encounter concealed or unknown conditions at our facility sites, it could result in an increase in the cost of construction of our facilities and may result in time delays and alternatives may not be available on reasonable terms or at all. Concealed or unknown conditions include any concealed physical conditions at each site that materially differ from the conditions contemplated. Although the sites have undergone limited inspection by NexGen, concealed or unknown conditions are often difficult to detect and there can be no assurance that we will not encounter them. There is no assurance that after full investigation some or all of the sites will be determined to be suitable for the plants. We have not inspected the sites and are relying on NexGen’s judgment as to the suitability thereof for the construction and operation of the proposed production facilities.

Risks related to financing the construction and development of the facilities

        We may sell interests in or form partnerships or joint ventures to develop specific projects, which could result in a material decrease in our interest in, and control over, such projects, may affect the consolidation of these projects in our financial statements, and will subject us to risks related to attracting and maintaining relationships with co-partners and co-venturers.

        To finance and develop specific projects, we may sell interests in or form partnerships or joint ventures. Any dispositions of interests in the specific projects may result in a deconsolidation of these project subsidiaries from our consolidated financial results and may result in a material decrease in our interest in, and control over, such projects. In addition, these partnerships or joint ventures may involve the following risks: (i) we may be unable to maintain productive relationships with our co-partners or co-venturers; (ii) we may be unable to locate appropriate parties willing to buy interests or participate in partnerships or joint ventures on a timely and economic basis, if at all; (iii) our co-partner or co-venturer in a project might become bankrupt or encounter liquidity problems; (iv) our co-partner or co-venturer may have economic or business interests or goals that are, or that become, inconsistent with our business interests or goals; (v) we may incur liabilities as the result of the action taken by our co-partner or co-investor; (vi) our co-partner or co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; (vii) we may have a right of first refusal to buy out other co-partners or co-venturers, but may be unable to finance such buy-out at the appropriate time; and (viii) we may be unable to sell our interest in a partnership or joint venture if we desire to exit the venture for any reason.

        Our business could be materially adversely affected as a result of the risks associated with acquisitions of functional plants. In particular, we may not succeed in effectively integrating such acquisitions.

        As part of our business strategy, we may make acquisitions of existing functional plants or of companies owning such plants. We evaluate the tactical or strategic opportunity available related to acquiring existing renewable fuel plants or companies owning such plants. The process of integrating an acquired company’s business into our operations, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired production facilities or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition.

        We will have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business.

        In order to implement our business plan following the Closing, we expect to have a substantial amount of indebtedness which will result in substantial debt service requirements, which could have important adverse consequences that could hinder our ability to conduct our operations, including our ability to: (i) incur additional indebtedness; (ii) make capital expenditures; (iii) make distributions to shareholders, or redeem or repurchase shares; (iv) make certain types of investments or acquisitions; (v) create liens on our assets; and (vi) merge or consolidate or dispose of assets.

        A large amount of indebtedness will reduce the funds available to us for operations because a substantial portion of our operating cash flow will be used to pay interest and principal on debt subject all or substantially all of our operating subsidiaries’ assets to liens, limit our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the economy, the ethanol/bio-diesel industry or our business. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough money to service our debt, we may be unable to refinance all or part of our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all, in order to meet our obligations. Furthermore, if we breach any of the covenants or undertakings in our loan agreements, a lender could require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under our loan agreements, which may include the enforcement of liens against all of our assets. This would have a material adverse effect on our company and may cause us to cease our operations.

        Our inability to obtain the debt financing necessary to construct and operate our planned production facilities could result in the failure of those projects.

        Our financing plan requires a significant amount of debt financing. The amount and nature of the debt financing that we will be seeking will be subject to fluctuating interest rates and an ever-evolving credit environment as well as general economic factors and other factors over which we have no control. The construction and start-up of each facility is contingent on our ability to arrange debt financing from third party financing sources. If the debt financing we need is not available for any reason, we could be forced to abandon one or more of our projects which singularly or in the aggregate could adversely impact our business and could force us to abandon our business plan.

Risks related to ownership of our shares following the Arrangement

        The price of our shares has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

        The market price of the Company’s ordinary shares during 2006 ranged between a high sales price of $4.30 and a low sales price of $0.39 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company’s control:

—	actual or anticipated variations in the Company's quarterly operating results;

—	announcements or new pricing practices by the Company or its competitors;

—	changes in government regulations relating to the construction of our production facilities and the production of our products;

—	results of regulatory inspections;

—	changes in earnings estimates or recommendations by research analysts who might follow us or other companies in our industry;

—	announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

—	additions or departures of key personnel; and

—	sales of additional ordinary shares.

        In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company’s ordinary shares, regardless of the Company’s actual operating performance.

        Our issuing of additional shares will dilute or otherwise limit your voting or economic rights.

        To enable us to plan, construct, develop and/or operate each of the production facilities, we expect to seek additional equity financing, which would cause dilution to the holders of our shares, and a reduction in their voting and equity interests. It is currently anticipated that in the first phase of our business plan, in which we intend to construct two ethanol facilities and one bio-diesel facility, we will seek to raise approximately $150 million through equity. Shareholders do not have any preemptive rights with regard to shares to be issued by us in the future in connection with any such additional equity financing. If we sell additional shares, the sale price of those shares could be higher or lower than the price per share of the Company’s shares prior to the Arrangement. In addition, it is likely that we will issue in the future options to purchase additional shares of the Company, to attract, retain and reward our key directors, managers, employees, consultants and service providers, an act that would be dilutive to all existing shareholders. We may also decide to pay in kind all or a portion of the purchase price of the land underlying our land options by issuing shares or other securities.

        Concentration of ownership of the Company’s shares might lower their trading volume following the Arrangement.

        After the consummation of the Arrangement, assuming a valuation of the NexGen assets of $58 million, MAC, NexGen’s major shareholder, will own approximately 92% of our outstanding shares and the shares held by MAC will be restricted securities under U.S. securities laws. This concentration of ownership may result in low trading volumes of our shares which could adversely affect our shareholders’ ability to sell their shares in the short term period or at all.

        MAC, NexGen’s major shareholder, will exert significant influence over us after the consummation of the Arrangement. Its interests may not coincide with yours and it may make decisions with which you may disagree.

        After the consummation of the Arrangement, assuming a valuation of the NexGen assets of $58 million, MAC, NexGen’s major shareholder will own approximately 92% of our outstanding shares. As a result, MAC could control substantially all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company after the Arrangement and make some transactions more difficult or impossible without the support of MAC. The interests of MAC may not always coincide with our interests as a company or the interest of other shareholders. Accordingly, MAC could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

        If we do not meet the NASDAQ continued listing requirements, our shares may be delisted from the NASDAQ Capital Market. In addition, in the event that we do not meet the NASDAQ Capital Market initial listing standards following the Closing, our shares will be delisted from the NASDAQ Capital Market.

        Our ordinary shares are traded on the NASDAQ Capital Market, which has adopted rules that establish criteria for initial and continued listing of securities. We currently meet the criteria for continued listing of our securities on the NASDAQ Capital Market but may fail to comply with such criteria in the future. In addition, we have been advised that NASDAQ believes that the Arrangement constitutes a reverse merger transaction under NASDAQ Rule 4340. As a result, we will be required to meet the NASDAQ Capital Market initial listing standards, which include shareholders’ equity of at least $4 million, market value of publicly held shares of at least $15 million, market value of all shares of at least $50 million and a minimum bid price of $4, immediately following the Closing in order to remain listed on NASDAQ. At present, we do not meet such standards. If we fail to meet such standards immediately following the Closing our ordinary shares will be delisted. If our ordinary shares are delisted from the NASDAQ Capital Market, trading in our ordinary shares could be conducted on an electronic bulletin board established for securities that do not meet the NASDAQ listing requirements, and our shares would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of our shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares.

        In December 2006, our shareholders authorized our Board of Directors, in its discretion, to effect a 1 for 3 reverse share split in order to, among other things, maintain the eligibility of our ordinary shares for listing on the NASDAQ Capital Market. In the event our Board of Directors would effect such 1 for 3 reverse share split in the future, there can still be no assurance that we would meet NASDAQ’s continued listing or initial listing requirements, including requirements of having a minimum bid price.

        We may not ever distribute dividends.

        The Company has not paid cash dividends on its ordinary shares in the past and has no plans to pay such dividends in the future. However, the Company does not rule out the possibility of paying such dividends in the future in the appropriate circumstances. An investor should not rely on an investment in the Company if such investor requires dividend income; the only return that such investor may receive may come from the appreciation, if any, in the value of the Company’s ordinary shares. In determining whether to pay dividends, the Company’s Board of Directors will consider many factors, including its earnings, capital requirements and financial condition. In addition, under Israeli law, the Company may only pay cash dividends from its retained earnings, if any, as calculated under Israeli law.

Risks related to government regulation

        The United States renewable fuels industry is highly dependent upon a myriad of federal and state legislation and regulations, and any changes in legislation or regulations could materially adversely affect our results of operations and financial condition.

        The elimination of or significant reduction in federal ethanol and bio-diesel tax incentives could have a material adverse effect on our results of operations and financial condition. The cost of production of ethanol and bio-diesel is made significantly more competitive with regular gasoline by federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors who blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sold while there was no credit for bio-diesel blends. If the fuel was blended with 10% ethanol, the refiner/marketer paid $0.052 less tax per gallon of blended fuel, which equated to an incentive of $0.52 per gallon of ethanol. The $0.52 per gallon incentive for ethanol was reduced to $0.51 per gallon in 2005 and a refund system was created for bio-diesel, allowing an incentive of $0.50 per gallon of bio-diesel. Unless otherwise extended, the refund system for ethanol and bio-diesel will expire at the end of 2010 (2008 in the case of bio-diesel). We cannot provide you with any assurance that the federal tax incentives will be renewed in 2010 (2008 in the case of bio-diesel) or if renewed, on what terms they will be renewed. The elimination or any significant reduction in the federal tax incentives may have a material adverse effect on our results of operations and financial condition.

        The effect of the Renewable Fuels Standard, or RFS, in the recent U.S. Energy Policy Act of 2005 is uncertain. The use of fuel oxygenates, including ethanol, was mandated through government regulations, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. The Energy Policy Act of 2005, or the Energy Policy Act, however, eliminated the mandated use of oxygenates and established minimum nationwide levels of renewable fuels, including ethanol to be included in gasoline. The Energy Policy Act also included provisions for trading of credits for use of renewable fuels. We can provide no assurance that the favorable ethanol provisions in the Energy Policy Act will not be adversely affected by regulations or the enactment of additional legislation in the future.

        Federal regulations concerning tax incentives could expire or change which could reduce our revenues.

        The U.S. federal government presently encourages ethanol and bio-diesel production by taxing it a lower rate. This currently equates to a $0.51 per gallon subsidy of ethanol and $0.50 per gallon subsidy of bio-diesel. Some states and cities provide additional incentives. The Energy Policy Act of 2005 effectively mandates increases in the amount of annual ethanol and bio-diesel consumption in the United States. The result is that the ethanol/bio-diesel industry’s economic structure is highly dependent on government policies. Although current policies are favorable factors, any major change in federal policy, including a decrease in ethanol/bio-diesel production incentives, would have significant adverse effects on our proposed plan of operations and cause us to discontinue our ethanol/bio-diesel business.

        There is disagreement in the scientific community about the wisdom of policies encouraging ethanol/bio-diesel production, which could result in changes in governmental policies concerning ethanol.

        Some past studies have challenged whether ethanol is an appropriate source of fuel and fuel additives because of concerns about energy efficiency, potential health effects, cost and impact on air quality. Federal energy policy, as set forth in the Energy Policy Act of 2005, strongly supports ethanol production. If a consensus develops that ethanol production does not enhance the U.S. overall energy policy, our ability to produce and market ethanol could be materially and adversely affected.

        The cost of compliance and/or non-compliance with the extensive environmental laws and regulations that apply could have a material adverse effect on our business.

        We will be subject to various federal, state and local environmental laws and regulations, with regards, inter alia, to the construction of the facilities, and operation of the plants, such as, discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials. We are required to obtain permits that must be renewed from time to time to operate our business. Additionally, compliance with new or amended environmental laws, regulations and/or permits, or new interpretations of such laws, regulations and/or permits, could require us to incur significant expense. Such changes in laws, regulations and/or permits, or increased enforcement by governmental authorities, may have a material adverse effect on our financial condition. These laws, regulations and permits may limit our operations, require us to alter our production process or purchase pollution control equipment, any of which could negatively impact our business. We may not at all times be in complete compliance with these laws, regulations and/or permits and we cannot guarantee that we will be successful in obtaining all permits required to operate our business. A violation of these laws and regulations or permits can result in significant fines, criminal sanctions, permit revocations, damages and/or operational shutdowns, all or any of which may adversely affect our business.

        We may be subject to legal actions brought by third parties for actual or alleged violations of certain of our environmental permits or environmental laws and regulations.

        We also may be subject to legal actions from third parties alleging that we have an obligation to remediate or respond to an environmental condition or alleging property damage and/or personal injury resulting from the handling, producing, storing, transporting, and/or using our raw materials and/or products. Ethanol and bio-diesel production may produce an odor which may be objectionable to surrounding residents, and may increase dust in the vicinity of the plant due to our operations and the transportation of grain to our facilities and transportation of ethanol, bio-diesel, glycerin and distillers grains from our facilities. Such activities could subject us to nuisance, trespass or similar claims by employees of our facilities or property owners or residents in the vicinity of the plant. The occurrence of events which result in significant personal injury or damage to property or third parties that is not fully covered by insurance could have a material adverse impact on our results of operations and financial condition.

        We may be subject to liability for the investigation and cleanup of environmental contamination at our facilities and/or at off-site properties where we arrange for the disposal of hazardous materials. If such materials are disposed of or released at sites that undergo investigation and/or remediation, we may be responsible under environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and/or personal injury due to exposure to hazardous or other materials at, on, under or from such properties. Some of these matters may require us to expend significant amounts of money for investigation and/or cleanup or other costs.

        After the consummation of the Arrangement we will no longer be considered a foreign private issuer under U.S. Securities Laws, and will be subject to broader reporting requirements, which may put a strain on our accounting, internal audit and other management systems and resources, and may subject our shareholders to additional legal requirements.

        As soon as the Arrangement is consummated we will be required to comply with reporting requirements for a domestic company rather than a foreign private issuer under U.S. securities laws. As a domestic reporting company, the Company will be required to file more detailed reports with the SEC. Furthermore, the Company’s officers and directors will also be subject to certain liabilities such as the reporting and “short swing” profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act, and reporting requirements to which they are currently exempted, such as the requirement to report their holdings of the Company’s shares.

        Since NexGen is a privately held company, we anticipate that after the Arrangement, we will need to implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff in order to prepare our new management to comply with the financial reporting and other requirements to which we are or may become subject. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and share price.

Risks related to the ethanol and bio-diesel industry

        The market price of ethanol/bio-diesel is volatile and subject to significant fluctuations which may cause our profitability to fluctuate significantly.

        The market prices of ethanol/bio-diesel are influenced by many factors, including the price of gasoline and diesel and crude oil and the supply of ethanol/bio-diesel in the market. Oil prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy and the demand for petroleum-derived products. The supply and demand for oil throughout the world is affected by incidents in unstable political environments, the demand for oil from rapidly developing countries such as China and India, weather conditions, drilling, extraction and refinery technology, success in exploration, decisions made by OPEC and its member countries, industrial output and many other factors. We cannot predict the future price of crude oil or gasoline. Although the market price of ethanol/bio-diesel has historically tracked the market price of gasoline and diesel, we cannot provide any assurance that this will continue to occur. Low prices for crude oil, gasoline and diesel and the relationship between ethanol/bio-diesel supply and demand may reduce the price of ethanol/bio-diesel to a level that makes it unprofitable to produce. In recent years, the prices of crude oil, gasoline and diesel and ethanol/bio-diesel have all reached historically high levels. If the prices of crude oil, gasoline or diesel were to decline, our revenues and ultimately our profitability may be adversely affected. Fluctuations in the market price of ethanol or bio-diesel may cause our profitability to fluctuate significantly.

        Our business will be highly sensitive to corn, soybean oil and other feedstock prices and we generally will not be able to pass on increases in corn, soybean oil and other feedstock prices to our future customers.

        The principal raw materials we will use to produce ethanol and bio-diesel and co-products, including dry and wet distiller grains in ethanol plants and glycerin in bio-diesel plants, will be corn, soybean oil, animal fats and palm oil or other vegetable oils. We may also use other feedstock. As a result, changes in the prices of our feedstock can significantly affect our business. In general, rising feedstock prices result in lower profit margins. For example, because ethanol and bio-diesel compete with non-corn-based fuels, we generally will be unable to pass on increased corn costs to our future customers. At certain levels, feedstock prices may make ethanol and bio-diesel uneconomical to use in fuel markets. The prices of feedstock are influenced by many factors including world supply and demand, weather conditions, crop yields, farmer planting decisions and general economic, market and regulatory factors and subsidies with respect to agriculture. The significance and relative effect of these factors on the price of our feedstock is difficult to predict. Any event that tends to negatively affect the supply of our feedstock, such as adverse weather or crop disease, could increase our feedstock prices and potentially harm our future business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. If an additional ethanol/bio-diesel production facility is built in the same general vicinity as where we intend to build our facilities, the price we pay for our feedstock at a facility could increase and the local supply of the feedstock be reduced, which may result in increased costs and reduced profits.

        The spread between ethanol/bio-diesel and the prices of domestic renewable resources can vary significantly and we do not expect the spread to remain at recent high levels which could materially adversely impact our gross margins.

        Our gross margins will be principally dependent on the spread between ethanol/bio-diesel and the prices of the renewable resources used in their production (such as corn, soybean, animal fats and palm oils). In the past, this spread fluctuated widely and we cannot provide any assurance that fluctuations in this spread will not continue to occur. In recent periods, the spread between ethanol/bio-diesel and the renewable resources prices reached historical levels. Any reduction in the spread between ethanol/bio-diesel and renewable resources prices, whether as a result of an increase in corn, soybean, animal fats or palm oil prices or a reduction in ethanol/bio-diesel prices, would adversely affect our results of operations and financial condition.

        We may engage in hedging transactions which involve risks that can harm our business.

        In an attempt to partially offset the effects of the volatility of ethanol/bio-diesel prices and feedstock costs, we may take hedging positions in order to limit our exposure to commodity price fluctuations. These may include (i) purchasing feedstock through spot cash, fixed-price forward and delayed pricing contracts, (ii) utilizing hedging positions in the corn, soybean oil, animal fats and palm oil futures and options markets on the Chicago Board of Trade, or CBOT, to manage the risk of corn, soybean oil, animal fats or palm oil price fluctuations, (iii) entering into contracts to supply a portion of our ethanol or bio-diesel production on a forward basis and, in connection with our feedstock hedging positions, to lock in specific “crush” margins for a portion of our feedstock requirements, and (iv) establishing from time to time an unleaded gasoline/NYMEX RBOB/diesel hedge position using futures to reduce our exposure to unleaded gasoline and diesel price risk. The financial impact of these activities is dependent upon, among other things, the commodity futures prices involved and our ability to sell sufficient products to use all of the feedstock for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults or, in the case of physical contracts, where there is a change in expected differential of an open position and the underlying price in the hedging agreement affecting the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position often settled in the same time frame as the physical commodity, is either purchased, as in the case of corn, soybean oil, animal fats or palm oil, and natural gas, or sold as in the case of ethanol or bio-diesel. Hedging losses may be offset by a decreased cash price for corn, soybean oil, animal fats and palm oil, and an increased cash price for ethanol and bio-diesel. We may also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. Our hedging activities may cause us to forego additional future profits or result in our making cash payments.

        Since the production of ethanol/bio-diesel requires a significant supply of water and electricity, our business will be materially harmed if we are unable to obtain an adequate quality and quantity of water and electricity.

        Our facilities will require a significant and uninterrupted supply of water and electricity to operate. We anticipate that we will enter into arrangements with local electric companies and municipalities to provide our supply of electricity and water. However, there can be no assurances that, with respect to water, we will be able to reach definitive agreements for our water supply. In the event that we do not reach definitive agreements for our water supply, we may be required to expend significant amounts to drill wells and to provide for the necessary infrastructure for such well water to reach our planned facilities. In addition, there are no assurances that such water will be of an adequate quality. If the water quality from any of these sources is not adequate, we may, at greater cost to us, need to treat the water or find other sources. In addition, there can be no assurances that the water and electricity companies will be able to reliably supply the water and electricity that we need at any of our facilities or that back-up water wells that we may build will be adequate to sustain production over an extended period of time. If there is an interruption in the supply of water or electricity for any reason, which may include natural disasters, we might be required to halt production. If production is halted for an extended period of time, or there is any interruption in the quantity or quality of our water or electricity, it may have a material adverse effect on our operations, cash flows and financial performance.

        The transportation of feedstock to us and of ethanol/bio-diesel to our customers will be affected by business risks that are largely out of our control, any of which could significantly reduce our revenues and operating margins.

        The operation of our facilities will depend on our ability to receive adequate amounts of feedstock (over and above our storage capability) in a timely manner and our failure to receive sufficient feedstock could have a material adverse effect on our production, revenues and results of operations. We anticipate purchasing corn, soybean oil, animal fats and other feedstock from states in the U.S. Midwest, to be delivered to us by rail and truck. We will rely on third parties to transport feedstock to us and our ethanol/bio-diesel to our customers. The transportation companies with whom we contract may be subject to risks that are largely out of their and our control, including weather, limitations on capacity in the transportation industry, security measures, fuel prices, taxes, license and registration fees, and insurance premiums. In addition, to the extent we will rely upon delivery by trains and trucks of feedstock to us and ethanol/bio-diesel to our customers, we may be affected by any overall shortage of rail road service or truck drivers caused by the Hazmat Threat Assessment Program implemented under the US Patriot Act or any other security measures instituted as a result of the threat of terrorism. This shortage may result in increased shipping costs or delays in transport, which could adversely affect our production and profits.

        Work stoppages and other labor relations issues could result in decreased sales or increased costs, either of which would negatively impact our financial condition and results of operation.

        We do not anticipate that our employees will be unionized. However, while we believe that our relations with employees will be satisfactory, any prolonged work stoppage or strike could have a negative impact on our business, financial condition or results of operations. In addition, our suppliers, contractors or other third parties associated with the construction of our facilities or the operation of our business may have unionized work forces. A labor strike, work stoppage or slowdown by unionized employees could halt or slow the construction of our facilities or the production, transportation or sale of our products, which could increase our costs and have a significant adverse impact on our operations.

        Natural disasters, such as fires, hurricanes, floods, unusually heavy or prolonged rain and droughts may cause fluctuations in the price, availability and quality of supplies, labor and raw materials which could result in production delays and increase costs causing a material adverse effect on our business.

        Fluctuations in the price, availability and quality of supplies, labor, and raw materials that we need in order to produce, transport and sell ethanol/bio-diesel could have a material adverse effect on our construction, cost of sales or ability to meet our customers’ demands. The price and availability of such supplies, labor, and raw materials may fluctuate significantly, depending on many factors, including natural disasters, such as fires, hurricanes, floods, unusually heavy or prolonged rain, and droughts natural resources. These events can also cause increased freight costs.

        Our business will be subject to seasonal fluctuations, which could adversely affect our results of operations and financial position.

        Our operating results will be influenced by seasonal fluctuations in the price of our primary operating inputs such as corn, soybean oil, animal fats and palm oil, and the price of our primary products, ethanol and bio-diesel. In addition, ethanol and bio-diesel prices are substantially correlated with the price of unleaded gasoline and diesel. The price of unleaded gasoline and diesel tends to be highest in the summer and winter months. Given our lack of operating history, we do not know yet how these seasonal fluctuations will affect our results over time.

        We will be dependent on others for the sale of our products.

        As is customary in the ethanol/bio-diesel industry, we intend to sell ethanol/bio-diesel and their by-products through strategic alliance partners or marketing firms as opposed to maintaining our own sales force. As such, we will be highly dependent on third parties to sell our products. Such third parties may not have exclusive contracts with us and therefore may put the interests of their other customers, which may be competitors to us, ahead of our interests.

        We will operate in a competitive industry and competition may negatively impact our profitability.

        We will be in competition with numerous other ethanol/bio-diesel producers, some of whom may have greater resources than we do. Additional ethanol/bio-diesel producers may enter the market if the demand for ethanol/bio-diesel increases and existing producers may increase the capacity of their current plants or build new ethanol/bio-diesel production facilities. The largest ethanol/bio-diesel producers in the United States include Archer-Daniel-Midland Company, VeraSun Energy Corporation, Hawkeye Holdings, Inc., Aventine, Cargill, Inc. and Abengoa Bioenergy Corp., all of which are capable of producing as much or more ethanol/bio-diesel than we expect to initially produce.

        We also face increasing competition from international suppliers of ethanol/bio-diesel. According to the Renewable Fuel Association, or RFA, Brazil is currently the world’s second largest producer and exporter of ethanol/bio-diesel. In Brazil, ethanol/bio-diesel is produced primarily from sugarcane, which is also used to produce food-grade sugar. Brazil experienced a dramatic increase in ethanol/bio-diesel production and trade in 2006, exporting several million gallons to the U.S. alone. Ethanol/bio-diesel imported from Brazil may be a less expensive alternative to U.S. domestically produced ethanol, which is primarily made from corn. For example, the current $0.54 per gallon import duty imposed on Brazilian ethanol may be reduced in the future. Competition from ethanol/bio-diesel imported from Brazil may affect our ability to sell our ethanol/bio-diesel profitably, which would reduce the value of your shares.

        Lastly, ethanol/bio-diesel is not the only product that can be added to gasoline to reduce emissions and increase octane levels. Oil companies have historically used methyl tertiary butyl ether, or MTBE, as a fuel additive to reduce emissions, and although the use of MTBE has been limited or banned in 25 states in the U.S. due to potentially adverse environmental effects from its production, it is still used by several major oil companies in some markets. Alternatives to ethanol/bio-diesel and MTBE are continually under development and existing alternatives, such as alkylates and ethyl tertiary butyl ether, or ETBE, may become more cost effective. Our competitors may be able to successfully develop and market alternatives to ethanol/bio-diesel which could adversely affect our business and results of operations.

        New plants under construction or decreases in the demand for ethanol or bio-diesel may result in excess production capacity in our industry causing a material adverse effect on our revenues and profitability.

        According to the Renewable Fuels Association of the U.S. Energy Information Administration, domestic ethanol production capacity has increased steadily from 1.77 BGY (or billion gallons per year) in 2001 to an annualized rate of approximately 4.9 BGY in 2006. In addition, 2006 closed with no fewer than 73 bio-refineries under construction in the U.S. and 8 expanding that are expected to add 6 billion gallons of new production capacity by 2009. According to the U.S. National Bio-diesel Board, there are 101 bio-diesel production plants under construction or expansion as of June 2007 representing a total potential production of 1.89 BGY. Excess capacity in the ethanol and bio-diesel industries would have an adverse impact on our results of operations, cash flows and financial condition. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production. This incentive can result in the reduction of the market price of ethanol/bio-diesel to a level that is inadequate to generate sufficient cash flow to cover our costs. In addition, increased production of ethanol/bio-diesel could result in increased demand for corn, soybean oil, animal fats, palm oil or other feedstock. This could result in higher prices for corn, soybean oil, animal fats, palm oil and other feedstock and cause higher ethanol/bio-diesel production costs and, in the event that we are unable to pass increases in the price of corn or other feedstock to our customers, would result in lower profits. Excess capacity may also weaken pricing for wet distiller grains with solubles, known as WDGS, or dry distiller grains with solubles, known as DDGS, an ethanol co-product we intend to produce and sell to local feedyards and feed lots. Any material decline in the price of ethanol, WDGS or DDGS will adversely affect our revenues and results of operations.

        Excess capacity may result or intensify from increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments and reduced U.S. gasoline and diesel consumption. Reduced gasoline and diesel consumption could occur as a result of increased prices for gasoline and diesel or crude oil.

        For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage. There is some evidence that this has occurred in the recent past as U.S. gasoline prices have increased.

        Development of alternative ethanol or bio-diesel production systems or alternative fuels could affect our results of operations.

        Alternative fuels and gasoline and diesel oxygenates production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing more efficient engines, hybrid engines and alternative clean power systems using fuel cells or clean burning gaseous fuels. Vehicle manufacturers are working to develop vehicles that are more fuel efficient and have reduced emissions using conventional gasoline. Vehicle manufacturers have developed and continue to work to improve hybrid technology, which powers vehicles by engines that utilize both electric and conventional gasoline fuel sources. The emerging fuel cell industry may offer a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for ethanol or bio-diesel, which would negatively impact our profitability.

        In addition, many of our competitors invest heavily in research and development of alternative ethanol or bio-diesel production systems and alternative fuels. Our inability to meet the substantial capital investments required to remain technologically competitive could result in our competitors being able to produce ethanol or bio-diesel more cost effectively or produce less expensive alternative fuels, which could adversely affect the demand for our production. These events could have a material adverse effect on our business.

        Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis and could reduce the value of your investment.

        Most ethanol is currently produced from corn and other raw grains, such as milo or sorghum (especially in the United States Midwest). The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue, municipal solid waste, and other biomass material. This trend is driven by the fact that cellulose-based biomass is generally cheaper to obtain than corn and that the use of cellulose-based biomass to produce ethanol would create opportunities to locate plants and produce ethanol in areas that are not suitable to grow corn in significant amounts. Although the current technology for converting cellulose-based biomass to ethanol is not sufficiently efficient to be competitive with ethanol produced from corn, a report by the U.S. Department of Energy entitled “Outlook for Biomass Ethanol Production and Demand” indicates that new conversion technologies may be developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. Our facilities will not be equipped to convert cellulose-based biomass into ethanol, and to convert our facilities to be able to process cellulose-based ethanol would require significant additional capital investments. If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue will be negatively impacted and your shares could lose value.

        Consumer resistance to the use of ethanol or bio-diesel, which may be based on the beliefs that ethanol is expensive, adds to air pollution, harms engines or takes more energy to produce than it contributes, may affect the demand for ethanol and bio-diesel.

        Certain individuals believe that the use of ethanol/bio-diesel will increase consumer gasoline prices such as at gas stations. Some also believe that ethanol/bio-diesel adds to air pollution and harms car and truck engines. Still other consumers believe that the process of producing ethanol/bio-diesel actually uses more fossil energy, such as oil and natural gas, in relation to the amount of ethanol/bio-diesel that is produced and its benefits. These consumer beliefs could potentially be wide-spread. If consumers choose not to buy ethanol/bio-diesel, it would affect the demand for our products and negatively affect our profitability and financial condition.

        The expansion of domestic ethanol and bio-diesel production in combination with state bans on MTBE and/or state renewable fuels standards may burden rail and terminal infrastructure, raising the cost of our shipment to blending terminals.

        If the volume of ethanol/bio-diesel shipments continues to increase and blenders switch from MTBE to ethanol and bio-diesel, there may be weaknesses in infrastructure such that our ethanol/bio-diesel cannot reach its target markets. Many terminals may need to make infrastructure changes to blend ethanol/bio-diesel instead of MTBE. If the blending terminals do not have sufficient capacity or the necessary infrastructure to make the switch, there may be an oversupply of ethanol/bio-diesel in the market, which could depress ethanol/bio-diesel prices and negatively impact our financial performance. In addition, rail infrastructure may be inadequate to meet the expanding volume of ethanol/bio-diesel shipments, which could prevent us from shipping our products to our target markets.

        Substantial development of infrastructure will be required for our operations and the ethanol/bio-diesel industry generally, to grow. Areas requiring expansion include, but are not limited to additional rail capacity, additional storage facilities for ethanol/bio-diesel, increases in truck fleets capable of transporting ethanol/bio-diesel within localized markets, expansion of refining and blending facilities to handle ethanol/bio-diesel, and growth in service stations equipped to handle ethanol/bio-diesel.

        There is no assurance that the substantial investments required for these infrastructure changes and expansions will be made or that they will be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

        Ethanol can be imported duty free from certain countries into the United States, which may undermine the ethanol industry in the United States.

        Ethanol can be imported into the U.S. duty-free from some countries, which may negatively affect the ethanol industry in the U.S. and our operations. Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean, which is limited to a total of 7% of the previous year’s U.S. production per year. Imports from the exempted countries may increase as a result of new plants under development in such countries and also due to increased domestic production. In addition, reductions in the tariff currently applicable to ethanol imports from countries other than those in Central America and the Caribbean that qualify for the exemption, or increases in the percentage of ethanol that may be imported from Central America and the Caribbean on a duty-free basis, may result in more ethanol from countries having a lower cost of production than the United States being imported into the U.S. An increase in such imported ethanol could adversely affect the demand for domestically-produced ethanol and the price at which we will be able to sell our ethanol.

        Competition for qualified personnel in the ethanol and bio-diesel industries is intense and may prevent us from hiring and retaining qualified personnel to operate our production plants.

        Our success will depend in part on our ability to attract and retain competent personnel. For each of our plants, we must hire qualified managers, engineers, operators and other personnel, which can be challenging in the rural communities in which our facilities will be located. Competition for both managers and plant employees in the ethanol and bio-diesel industries is intense, and we may be unable to attract and retain qualified personnel. If we are unable to hire and retain productive and competent personnel, the implementation of our business plan may be adversely affected, the amount of ethanol/bio-diesel we produce may decrease and we may not be able to efficiently operate our production plants and execute our business strategy.

        Changes in specification standards for bio-diesel fuel may increase production costs or require additional capital expenditures to upgrade and/or modify our bio-diesel facility to meet them. Such upgrades and/or modifications may entail delays in or stoppages of production.

        The American Society of Testing and Materials (ASTM) is the recognized standard-setting body for fuels and additives in the United States. ASTM’s specification for pure bio-diesel (to be used in blends of up to 20% with diesel fuel), ASTM D 6751, has been adopted by the Environmental Protection Agency, and compliance is required in order for our bio-diesel to qualify as a legal motor fuel for sale and distribution. ASTM has modified its D 6751 specification in the past, and is expected to continue to modify the specification in the future as the use of and experience with bio-diesel expands. There is no guarantee that our future production facility will be able to produce compliant bio-diesel fuel in the event of changes to the specification. We may need to invest significant capital resources to upgrade or modify our future bio-diesel facility, which might cause delays in or stoppages of production and the resultant loss of revenues, or which might not be economically feasible at all. Any modifications to the production facility or to the bio-diesel specifications may entail increased production costs or reduced production capacity. These consequences could result in a negative impact on our financial performance.

Risks related to operations in Israel

        It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws’ claims in Israel or serve process on our officers.

        We are incorporated in the State of Israel. As of the date of this proxy statement, all of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel. Following the closing of the Arrangement, it is anticipated that substantially all of our assets and operations will be located in the United States and most of our officers and directors will be residents of the United States.

        Our company is incorporated under the laws of Israel with its main offices located in Israel, which may subject us to be influenced by the political, economic and military conditions affecting Israel.

        Our company is incorporated under the laws of the State of Israel with its main offices located in Petach Tikva, Israel. Following the Closing of the Arrangement, other than an administrative office, all of our facilities will be located in the United States. Although our operations will be based in the U.S., our company will continue to be incorporated under the laws of the State of Israel. As a result, we will continue to be directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company’s business, operating results and financial condition.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Most recently, Israel was engaged during the summer of 2006 in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions, including Hamas’ recent takeover of the Gaza Strip, may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may deter potential clients from doing business with us and may result in parties with whom we have agreements involving even partial performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

ABOUT HEALTHCARE TECHNOLOGIES

        The Company was incorporated as a limited liability company under the laws of the State of Israel in May 1988. In February 1989, the Company completed an initial public offering of ordinary shares and share purchase warrants in the United States and listed its securities on the NASDAQ Capital Market. The Company’s shares are traded on the NASDAQ Capital Market under the symbol HCTL.

        The Company’s business consists of development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans. The Company operates as a holding company and conducts its business through its subsidiaries and affiliates, namely, Savyon Diagnostic Ltd. (“Savyon”), Danyel Biotech Ltd., Gamidor Diagnostics (1984) Ltd., Gamida Gen Ltd., and Afferix Ltd. (collectively, the “Company Subsidiaries”).

        Below is a summary of the Company’s financial highlights for the year ended December 31, 2006 and the three month period and six month period ended June 30, 2007. Financial information for the year ended December 31, 2006 is derived from the Company’s audited financial statements. Financial information for the three month and six month periods ended June 30, 2007 were neither audited nor reviewed.

Financial information highlights for Healthcare for the year ended December 31, 2006

Revenues for 2006 were $13.6 million compared to $12.0 million in 2005. This represents an increase in sales in the genetics and chemistry markets to laboratories and point of care sites in Israel. Revenues for these two years do not include Savyon’s sales, which are presented on an equity basis. Gross profit was $4.8 million as compared to $4.4 million for 2005.

Selling and Marketing expenses were $2.9 million in 2006 compared to $2.5 million in 2005. General and Administrative expenses were $1.7 million both in 2006 and 2005.

Operating income for the year 2006 amounted to $156 thousand compared to operating income of $110 thousand in 2005.

Net profit for fiscal year 2006 was $210 thousand or $0.03 per share, as compared to a net profit of $276 thousand, or $0.04 per share for fiscal year 2005.

Consolidated Balance Sheet Data:
(in thousands of U.S. Dollars)

	December 31
	2006	2005

Working capital	2,617	2,198
Total assets	14,094	12,374
Short-term credit including current maturities	1,385	940
Long-term liabilities, net of current maturities	1,724	1,025
Shareholders' equity	7,315	6,791

Condensed Consolidated Statement of Operations:
(U.S. Dollars in Thousands, Except Per Share Information)

	Year Ended December 31
	2006	2005

Sales	13,656	12,053
Gross Profit	4,775	4,369
Net Profit	210	276
Profit per share	0.03	0.04
Shares used in computing profit per share	7,715	7,703

Financial information highlights for Healthcare for the three months and for the six month periods ended June 30, 2007

        Revenues for the second quarter of 2007 were $3.67 million, as compared to $3.46 million for the corresponding quarter in 2006. The second quarter’s gross profit was $1.08 million, as compared to $1.18 million in the second quarter of 2006. The net loss for the second quarter was $432 thousand, compared to a net profit of $171 thousand for the second quarter of 2006.

        Healthcare’s loss in the second quarter of 2007 is mainly due to the following: (i) a decrease of approximately $300 thousand in sales to the clinical diagnostics market as compared to the first quarter of 2007, (ii) financial expenses relating to the depreciation of the NIS against the US dollar, and (iii) one-time legal settlement expenses amounting to approximately $155 thousand. The net loss was decreased by the creation of deferred income tax amounting to $119 thousand which was recorded by the Company.

        Revenues for the first six months of 2007 were $7.75 million, compared to $7.05 million for the first six months of 2006. The gross profit for the first half of 2007 was $2.43 million versus $2.56 million for the same period in 2006. The net loss for such period was $319 thousand, versus a net profit of $523 thousand, for the first half of 2006.

Consolidated Balance Sheet Data:
(in thousands of U.S. Dollars)

	30/06/2007	30/06/2007	31/12/2006
	unaudited and unreviewed		audited

Cash and cash equivalents	337	1,105	361
Total current assets	7,434	7,302	7,672
Total current liabilities	5,903	4,807	5,055
Shareholders' equity	6,924	7,453	7,315

Condensed Consolidated Statement of Operations:
(U.S. Dollars in Thousands, Except Per Share Information)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	Unaudited and unreviewed

Sales	3,672	3,459	7,754	7,050
Gross Profit	1,083	1,182	2,430	2,567
Net (Loss) Profit	(432)	171	(319)	523
Profit (Loss) per share	(0.06)	0.02	(0.04)	0.07
Shares used in computing profit per share	7,793	7,703	7,793	7,703

For additional information concerning the Company, see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, including the audited financial statements for the fiscal year ended December 31, 2006, included in such Annual Report, which is attached as Annex A to this Proxy Statement.

Historical Share Prices

The following table sets forth for the periods indicated the closing representative high and low sales price quotations of the Company’s ordinary shares as reported by NASDAQ. These quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Fiscal Year	High	Low

2002	0.68	0.20
2003	1.90	0.25
2004	1.52	0.60
2005	1.45	0.37
2006	4.30	0.39

2005	High	Low

First Quarter	1.09	0.58
Second Quarter	0.95	0.60
Third Quarter	0.87	0.65
Fourth Quarter	0.75	0.60

2006	High	Low

First Quarter	1.31	0.39
Second Quarter	1.06	0.51
Third Quarter	0.99	0.63
Fourth Quarter	4.30	0.85

2007	High	Low

First Quarter	1.98	1.12
Second Quarter	2.03	0.92

Most recent six months	High	Low

February, 2007	1.69	1.29
March, 2007	1.55	1.25
April, 2007	2.03	1.24
May, 2007	1.29	0.92
June, 2007	1.38	0.93
July, 2007	1.19	0.96

ABOUT NEXGEN BIOFUELS

        NexGen is a corporation, incorporated under the laws of the State of Delaware. NexGen was originally incorporated under the name Macquarie Bioventures of Delaware, Inc. in August 2006 and changed its name to NexGen Biofuels, Inc. in September 2006. NexGen is a privately held development stage company and is 93% indirectly owned by MAC.

        NexGen is currently in the process of obtaining permits and raising capital to develop, construct, own, and operate four 100 million gallon ethanol plants and one 100 million gallon bio-diesel plant in five different states in the United States, in two phases. It is contemplated that the plants will be built on land over which NexGen, through its wholly-owned subsidiaries, holds purchase options, which are to be transferred to NewCo, as stated above. It is anticipated that in the first phase, three plants will be constructed and brought to operation (two ethanol plants and one bio-diesel) and in the second phase two additional ethanol plants will be constructed. NexGen plans to start building the plants shortly following raising funds and obtaining permits therefor and estimates it will take approximately 18 to 24 months to build each ethanol plant and 12 to 18 months to build the bio-diesel plant, and bring them to operation. NexGen anticipates that the intended plants will have an initial annual capacity to process 37 million bushels of corn into approximately 100 million gallons of ethanol and 1000 MT/day of vegetable oil to produce 100 million gallons of bio-diesel. It is also anticipated that the ethanol plants will produce dry and wet distiller grains with solubles (DDGS and WDGS, respectively), as by-products for sale and that the bio-diesel plant will also produce glycerin for sale. In addition, NexGen seeks to acquire existing bio-fuels plants in the United States.

        For further information regarding NexGen’s business see the section entitled “Additional Information Regarding NexGen – Business of Nexgen” below.

The executive officers and directors of NexGen are as follows:

Name	Age	Position with the Company

J. Ram Ajjarapu	39	President and CEO
Jim McAlinden	57	Chief Operating Officer and Director
Bruce W. Wilkinson	69	Secretary
Aruna Ajjarapu	32	Director
Dipak Sinha	53	Director
Jan Ohvrall	59	Director

    Mr. J. Ram Ajjarapu, President and CEO: Prior to joining NexGen in August 2006, Mr. Ajjarapu served as President and a director of American Ethanol until he left the company in July 2006. In 2004, he co-founded Wahoo Ethanol, LLC and Sutton Ethanol, LLC and served as Managing Member until both were sold to American Ethanol in January 2006. While at Wahoo and Sutton, Mr. Ajjarapu negotiated EPC (Engineering Procurement and Construction) agreements, as well as procurement and off-take agreements. Mr. Ajjarapu was also instrumental in obtaining Tax Increment Financing (TIF) of $10 million for each company, as well as sales tax refunds and community grants. In 1995, he co-founded and served as President and Director for 10-years of Global Information Technology, Inc, an IT outsourcing and system design company. He co-founded and also served as Managing Director for an Indian outsourcing company from 1997 to 2004. He received a Bachelors degree in Electronics and Communication Engineering from The Institute of Engineer (India) and a Masters in Business Administration from University of South Florida.

        Bruce W. Wilkinson Esq., Secretary: Mr. Wilkinson is a corporate lawyer and business consultant providing corporate legal and business counsel to clients nationwide. Following an initial career as in-house counsel, in 2002 he established, Intellysis Inc., a Tampa based outsourcing and consulting firm. As in-house counsel, he served as Vice President and General Counsel of Stromberg Carlson, Vice President and General Counsel of Thorn EMI (U.S.), and, at United Technologies, as corporate counsel in several divisional capacities. His combined career as corporate counsel and independent consultant/entrepreneur has blended skills in corporate law, business and commercial transactions (including acquisitions) as well as other matters affecting the management and operation of his business clients. He holds a Bachelors degree from Williams College, a law degree from Cornell University, and is a member of the California, Illinois and American Bar Associations.

        Jim McAlinden, COO: Mr. McAlinden started MicMac Investments, Inc. and Hospitality Communications in 1992. Mr. McAlinden served as President and CEO until their sale to a Phoenix Industries, Inc. in 1999. MicMac was a pay phone provider and Hospitality Communications was a telecom aggregator. In 2001, Jim joined MSHOW.com and served as General Manager and was responsible for turning its losses into profits and the sale of the business in 2002. In 2002, Jim joined AirNet Wireless, Inc. as its President. In 2004, AirNet Wireless merged with AIT Wireless where Jim served as CFO until leaving in 2005. Jim earned a Bachelors of commerce degree from Sir George Williams University.

        Aruna Ajjarapu, Director: Ms. Ajjarapu, 32 graduated from Osmania University, India majoring in commerce. She has over ten years of experience in business, accounting and administration. Aruna is an investor in several private and public companies in India and the United States. Recently, she acquired a majority stake in a public information technology company listed on the Indian Stock Exchange. She is an Indian citizen and a permanent resident of the United States. She is married and lives with her husband and two children in Tampa, Florida, for the last 9 years.

        Dipak Sinha, Director: Mr. Sinha is an established niche market specialist in the natural gas transportation industry, post decontrol. Currently the President of Petro Consultants, Inc., Mr. Sinha specializes in natural gas marketing and sales, with an emphasis on transportation, storage, and capacity release. His clients include among others, Exxon Mobil, Texaco, TransCanada, Illinois Power, Equitable Resources, and BP Amoco. Prior to forming Petro Consultants, Inc. in 1984, Mr. Sinha served as the director of the Oklahoma Public Utility Board, where his responsibilities included monitoring purchasing practices of gas and electric utilities. During his directorship, Mr. Sinha addressed the United States Senate, the American Bar Association, and various other organizations on natural gas decontrol and importation issues. Mr. Sinha received a Master’s in mechanical engineering from the University of Oklahoma in 1978.

        Jan Ohvrall, Director: Mr. Ohvral, 59, specializes in international trading and promotion of agro-industrial projects. He worked for five years in Bogotá, Colombia, for a German trading company, Münchmeyer, Petersen und Co., followed by six years as a managing director of Commercial Axel Johnson Andina S.A., based in Bogotá with commercial activities in the Andean Group countries. Mr. Ohvral bought this company from the Axel Johnson Group in 1983 and renamed it Anditec Ltda of which he presently is the majority shareholder. Mr. Ohvral lived in Madrid, Spain from 1985 to 1994 and is a majority shareholder in Repco Ltda., Madrid and shareholder in Ibertec S.A. of Barcelona. Mr. Ohvral is a consultant on biofuels production for private companies and governmental institutions in Colombia, Peru, Bolivia, Venezuela, Central America, Mexico and the Caribbean. He serves as an exclusive representative for Latin America for Chematur Engineering of Sweden, leaders in clean and efficient technology for ethanol production. Mr. Ohvral represents Ageratec of Sweden on biodiesel production technology as well as a number of European and U.S. technology providers in different sectors through his companies in Colombia and Spain. Mr. Ohvrall is a graduate in Philosophy and Political Sciences (fil.kand.) of the University of Stockholm.

Financial information highlights for NexGen for the six month period ended June 30, 2007 and for the year ended December 31, 2006

        Below is a summary of NexGen’s financial highlights for the year ended December 31, 2006 and the six month period ended June 30, 2007. Financial information for the year ended December 31, 2006 is derived from NexGen’s audited financial statements, which are attached to this Proxy Statement as Annex D. Financial information for the six month period ended June 30, 2007 was neither audited nor reviewed.

Consolidated Balance Sheet Data:
(U.S. Dollars in Thousands)

	30/06/2007	31/12/06
	Unaudited and unreviewed

Current Assets	35	49
Total assets	228	202
Current Liabilities	1,728	374
Long-term liabilities	0	305
Shareholders' Deficiency	(1,501)	(476)

Condensed Consolidated Statement of Operations:
(U.S. Dollars in Thousands)

	Six Months Ended 30/06/2007 (unaudited and unreviewed)	Period of August 10, 2006 through December 31, 2006

Establishment and Operational Costs	$967	$488
Finance Expenses	$69	$8
Net Loss	$1,036	$496

ABOUT MAC BIOVENTURES, INC.

        MAC (Mac Bioventures, Inc.) was incorporated in Belize in 2006 to serve as a holding company for certain of the assets owned by Ms. Aruna Raj Ajjarapu, an Indian citizen and permanent resident of the U.S. Ms. Ajjarapu is MAC’s sole shareholder. Ms. Ajjarapu is the spouse of Mr. Ram Ajjarapu, NexGen’s President and CEO and a nominee to our Board of Directors.

        The Purchase Agreement provides that in the event, following the Closing, the Company is obligated to pay an amount on account of the Excluded Liabilities (other than the Subsidiary Loan), or liabilities created following the Closing, MAC shall provide the Company with sufficient funds, either directly or pursuant to a service agreement to be entered into, to ensure that the Company will be able to pay such liabilities when due. (The terms Excluded Liabilities and Subsidiary Loan are defined below.)

        Below is a summary of MAC’s balance sheet on an unconsolidated basis as at June 30, 2007:

Balance Sheet
as at June 30, 2007 (unaudited and unreviewed)

Cash and Cash Equivalents	$539,810
Note Receivable NexGen Biofuels	$969,650
Total Current Assets	$1,509,460
Shareholder's equity	$1,509,460

THE ARRANGEMENT

Background of the Arrangement

        The terms of the Purchase Agreement are the result of negotiations between representatives of the Company, NexGen, MAC and Gamida. The following is a brief discussion of the background of these negotiations, the Purchase Agreement and related transactions.

        MAC was formed on July 4, 2006 to serve as a holding company to own certain of Ms. Aruna Raj Ajjarapu’s assets. In August 2006, MAC decided to initiate its ethanol and bio-diesel related activities in the U.S. through NexGen. For such purpose, Macquarie Bioventures of Delaware, Inc. was incorporated as a wholly-owned subsidiary of Macquarie Bioventures, Inc. (a Nevada corporation), a wholly owned subsidiary of MAC. Subsequently, Macquarie Bioventures of Delaware, Inc., changed its name to NexGen Biofuels, Inc.

        Due to strong valuations of public ethanol and bio-diesel companies in the biofuels market at the time, in addition to NexGen’s need for equity financing in order to develop its ethanol and bio-diesel business, MAC decided to explore the possibility of conducting a reverse merger with a public company. J. Ram Ajjarapu, president of NexGen, contacted a number of NASDAQ listed companies whose market capitalization was low and which appeared to spend a majority of their bottom line earnings to maintain their NASDAQ listing, for the purpose of presenting them with a proposition to conduct a reverse merger.

        In early September 2006, Mr. Ajjarapu contacted Eran Rotem, the Company’s CFO, on an unsolicited basis, and presented to him MAC’s proposition to conduct a reverse merger type transaction with the Company. The Company’s management subsequently convened to discuss the possibility of a transaction with MAC and decided to further explore the matter. Following the execution of a confidentiality agreement between them, the Company and MAC held additional discussions and a meeting in New York between members of their respective managements whereat the general terms of the proposed transaction, including a change in control of the Company and a divesture of its current business, were discussed. In October 2006, the Company presented the basic principles of the proposed transaction, as discussed with MAC, to Gamida, which indicated its interest in pursuing such a transaction.

        With a general understanding of the basic principles of the transaction, the Company consulted with its legal counsel, for the purpose of exploring the best manner in which to structure the transaction, including the steps necessary to protect the interests of the public shareholders.

        Towards the end of October 2006, the parties commenced exchanging draft letters of intent regarding the transaction. On November 9, 2006, the Company’s Board of Directors met to discuss the principles of the proposed transaction and authorized the Company to proceed in its negotiations with MAC and Gamida.

        At such meeting, counsel to the Company discussed with the Board of Directors the approvals that would be required under Israeli law for the Arrangement, including the approval of the Company’s Audit Committee and Board of Directors, the approval of the Company’s public shareholders and the approval of the Tel Aviv District Court. The Board of Directors determined that in order to establish a value for NexGen’s assets, the Company shall obtain an independent valuation of such assets. The Board of Directors also determined to obtain an independent valuation of the Company’s assets in order to assist in setting the terms of the transaction.

        Following the further exchanges of draft letters of intent between the parties, on November 20, 2006, the Board of Directors authorized the Company to sign a letter of intent between the Company, NexGen, MAC and Gamida and on November 24, 2006, the Board of Directors of Gamida resolved to approve the transaction in principle, and authorized the execution of a letter of intent.

        On November 26, 2006, a letter of intent with respect to the transaction was executed between the Company, NexGen, MAC and Gamida. Following the execution of the letter of intent, the parties negotiated the terms of the definitive Purchase Agreement.

        On January 14, 2007, in accordance with the Companies Law, the Audit Committee of the Company and the Board of Directors of the Company approved the Purchase Agreement.

        On January 16, 2007, the Purchase Agreement was executed between the parties. (For a discussion of the factors taken into account by the Company’s Audit Committee and Board of Directors in approving the Purchase Agreement and the transactions contemplated thereby, see “Fairness of The Arrangement to The Remaining Shareholders”).

Purposes and Reasons for the Arrangement

        The Company’s size and resources and the competitive business environment in which the Company operates has led the Company to conclude that in order to significantly enhance the Company’s value to its shareholders, the Company would have to consolidate or merge with another company. Although the Company increased its revenues by 10% to a total of $13,656,000 in 2006 compared to 2005, its net profit for 2006 was $210,000, which is less than 2% of its turnover, while the Company’s expenses relating to it being a publicly traded company amount to approximately $400,000 annually, which represents approximately 3% of the Company’s turnover.

        In light of the above, the Company’s Board of Directors is of the opinion that in order to be a more successful publicly traded company, the Company should explore ways to significantly increase its current business or explore entering into an area that may bring greater value to its shareholders.

        NexGen’s business, the assets of which will be transferred to NewCo at Closing, depends on the ability to raise substantial funds in order to develop the land sites, and construct and operate the production facilities. The estimated total investment needed in the first phase to build two ethanol plants and one bio-diesel plant is approximately $500 million. It is intended that approximately 30% (approximately $150 million) of such amount will be raised by issuing equity in the Company and approximately 70% (approximately $350 million) through debt. The consummation of the Arrangement is intended to facilitate raising the desired equity, through private placements and/or public offerings, and to provide investors with liquidity.

        While there can be no assurance that our business following the consummation of the Arrangement will be successful (see “Risk Factors” above), the Company believes that a business combination with NexGen provides the Company’s shareholders with an opportunity to own shares in a company with growth potential in the renewable fuels industry.

Application with the Israeli Court

        Under Sections 350 and 351 of the Israeli Companies Law – 1999 (the “Companies Law”), and the regulations promulgated thereunder, an Arrangement may be entered into between a company and its shareholders with the approval of an Israeli court. On June 14, 2007, we filed with the District Court of Tel Aviv, Israel (the “Court”) an application asking the Court to approve the calling of a shareholders meeting for the purpose of voting on the Arrangement. Pursuant to Section 350 of the Companies Law, if the Arrangement is approved at the Meeting, as described above, and is thereafter approved by the Court, the Arrangement will, subject to the Closing of the Purchase Agreement, be binding upon us and all the shareholders of the Company.

        In connection with, and as contemplated by, the Arrangement, we also asked the Court to approve the repurchase of our shares pursuant to Section 303 of the Companies Law, which prohibits the repurchase of our shares if we do not have sufficient retained earnings. On June 18, 2007, the Court issued an order to allow us to convene a shareholders meeting for the approval of the Arrangement including the repurchase of shares.

        We also notified our creditors of our application to the Court. Under the Companies Law, the Court is authorized to examine the effects of the Arrangement on all parties who may be adversely affected by the Arrangement.

        If the Remaining Shareholders approve the Arrangement at the Meeting, we will have fourteen days to apply to the Court for final approval of the Arrangement by the Court. On the same day that we will file the application with the Court, we will publish a notice in two newspapers with wide circulation in Israel and will issue a press release which we will file on Form 6-K, announcing the approval of the Arrangement at the Meeting, and stating that objections to the Arrangement may be filed with the Court during the ten-day period following the publication of the notice. Persons opposing our application for approval of the Arrangement may file an objection, supported by affidavit, with the Court within the ten day period following the publication of the notice or in any event no later than five days prior to the date set by the Court for a hearing, if any. If any objections are filed, the Court may hold a hearing to discuss the objections. Whether or not any objections are filed, the function of the Court in exercising its judgment as to whether it should sanction the Arrangement is not limited to a review of the procedural aspects of the Arrangement (such as whether (i) the proper meetings were properly summoned and convened, (ii) the voting shareholders received adequate information and (iii) the required majority was obtained), but also to consider elements of substantive fairness. In this regard, the court will examine the commercial fairness of the Arrangement and whether the resolution approved was adopted to promote the general interests of the shareholders, and not out of coercion of the minority. The fact that a plan of arrangement is not challenged does not relieve the Court of its duty to consider the fairness of the plan. Under certain circumstances, the Court is authorized to amend or reject the substance of a plan of arrangement even if the statutory majority has approved it and no objections have been filed.

Effectiveness of Arrangement

        Subject to shareholders’ approval and the approval of the Court in accordance with Sections 303, 350 and 351 of the Companies Law (the “Effective Date”), the Arrangement shall become effective upon the fulfillment of the remaining conditions set forth in, and pursuant to, the Purchase Agreement or the waiver thereof.

THE PURCHASE AGREEMENT

Summary of the Purchase Agreement

        On January 16, 2007, the Company entered into the Purchase Agreement with Gamida, the Company’s controlling shareholder, NexGen and MAC, which wholly owns Macquarie Bioventures Inc., which holds approximately 93% of NexGen’s issued and outstanding share capital. The Purchase Agreement, as amended, provides that, inter alia: (i) NexGen shall transfer its assets to a newly formed U.S. entity to be wholly owned by the Company (“NewCo”). NexGen’s principal assets, which it holds through its wholly-owned subsidiaries, are options to own five Greenfield sites in the United States, on which land it is contemplated ethanol and bio-diesel production facilities will be constructed and operated following the Closing, permitting for 100 million gallons of annual ethanol or bio-diesel production per site. The NexGen assets are to have a value of no less than $50,000,000, (in the Company’s sole discretion this value may be reduced, but to no less than $30,000,000) and will be transferred to NewCo in consideration for the issuance of ordinary shares of the Company equal to the value of such assets, as determined by an independent valuation conducted for the Company, divided by $1.50 less 1%; and (ii) the Company shall transfer substantially all of its assets to Gamida, including its holdings in its subsidiaries, in consideration for 4,700,000 shares of the Company held by Gamida.

        The transactions contemplated by the Purchase Agreement will be carried out simultaneously, with the consummation of each transaction being conditioned upon the consummation of the other.

        The Purchase Agreement provides that it and the transactions contemplated thereby, as more fully described below, shall be brought for approval to our shareholders by way of a court approved plan of arrangement pursuant to Sections 350 and 351 of the Companies Law.

        The below describes, inter alia, the principal terms of the Purchase Agreement. A copy of the Purchase Agreement, as amended, is attached hereto as Annex B and is incorporated herein by reference.

The Gamida Transaction

        Upon the terms and subject to the conditions set forth in the Purchase Agreement, the Company will purchase 4,700,000 of the Company’s ordinary shares from Gamida, in consideration for the Company’s Assets (as defined below) other than the Excluded Assets (as defined below), and the assumption of certain of the Company’s liabilities by Gamida.

        The Company’s assets include all of the Company’s assets and rights of any nature, including the Company’s rights in the Company Subsidiaries (the “Company’s Assets”) but excluding the Company’s assets and contracts relating to its operation as a public company, including agreements with NASDAQ, directors and officers insurance policies and liabilities in connection therewith (the “Excluded Assets”). In addition, Gamida will assume all of the Company’s liabilities existing immediately following the Closing, except for a debt of $230,000 owed by the Company to one of its subsidiaries (the “Subsidiary Loan”). Under the terms of the Purchase Agreement, the Subsidiary Loan shall be repayable solely with proceeds received by the Company from the exercise of options to purchase ordinary shares of the Company, from the date of the execution of the Purchase Agreement until 180 days from the consummation of the Arrangement. In the event the Subsidiary Loan shall have not been fully repaid by the end of such 180-day period, then it shall be forgiven and cancelled.

        By no later than the Closing, the Company and Gamida shall pay each other any and all indebtedness owing to the other, such that none shall remain indebted to each other and any and all indebtedness existing between the Company and the Company Subsidiaries, except for the Subsidiary Loan, shall have been cancelled, paid in full or otherwise settled.

The NexGen Transaction

        NexGen shall transfer and convey all of NexGen’s assets and rights of any nature to NewCo. NexGen’s principal assets are NexGen’s options to own five Greenfield sites in the United States, on which land it is contemplated ethanol and bio-diesel production facilities will be constructed and operated following the Closing, permitting for 100 million gallons of annual ethanol/bio-diesel production per site and 100% of the shares in each of NexGen’s subsidiaries which may own such assets and rights (the “NexGen’s Assets”). In consideration for NexGen’s Assets, the Company shall issue to MAC, ordinary shares of the Company in an amount equal to the value of such assets, as determined by an independent valuation conducted for the Company (the “NexGen Valuation”), divided by $1.50 less 1%.

        Below is a table providing certain details concerning each of the options:

Location of Land Site	Intended type of Facility	Size of Land (acres)	Option Expiration Date
Arkansas*	Ethanol	407	July 3, 2007
Wisconsin**	Ethanol	88	November 1, 2007
Iowa***	Bio-diesel	62	August 1, 2007
Ohio	Ethanol	72	January 12, 2008
Indiana	Ethanol	160	April 20, 2008

        * NexGen has an option to purchase the land with a party that itself has an option to purchase the land. NexGen has informed us that it is negotiating the extension of the option.

        **Comprised of two options for two adjacent sites.

        *** NexGen has informed us that, although the option has expired and was not exercised, it is currently negotiating the purchase of the land with the owner.

        The above table lists NexGen’s current principal assets, which are subject to change. NexGen, at each project site, has optioned more land than necessary for the project(s). As such, the amount of land that may actually be purchased under each option may be less than set forth in the above table. In the event that any of the land purchase options expire and extensions therefor are not obtained, alternative land options acceptable to the Company, may be transferred to NewCo, provided that, pursuant to the terms of the Purchase Agreement, the NexGen assets have a value of no less than $50,000,000, (which may, in the Company’s sole discretion be reduced, but to no less than $30,000,000).

        The Purchase Agreement provides that in the event that the NexGen Valuation is lower than $50,000,000 (in the Company’s sole discretion this minimum value may be reduced, but to no less than $30,000,000) (the “Minimum NexGen Valuation Amount”), NexGen shall transfer an existing functional plant relating to its business and all its related assets, or all of the shares held by NexGen of an entity owning such a plant, or cash (the “Completion Assets”), with a value of no less than the difference between the NexGen Valuation and the Minimum NexGen Valuation Amount (the “Completion Amount”), to NewCo, in consideration for the Company’s ordinary shares in an amount equal to the value of the Completion Assets as accepted by the Company which shall be no less than the Completion Amount (the “Completion Assets’ Valuation”) divided by $1.50 less 1% (the “Completion Assets Shares”).

American Appraisal Valuation

        In connection with the Purchase Agreement, the Company retained American Appraisal Associates, (“American Appraisal”), an independent financial consulting firm, to assist the Company in its determination regarding the value of the NexGen’s assets. American Appraisal produced a written report dated May 4, 2007, which valued NexGen’s assets, on a net present value basis, as represented by a 100% interest in NexGen’s common stock, at approximately $58 million as of February 14, 2007 (the “AAA Valuation”). The AAA Valuation is based on assumptions related to the future construction and operations of the facilities, including inter alia, timing and costs of the construction, debt incurred, and actual start-up of the proposed facilities. In producing the AAA Valuation, American Appraisal relied on the accuracy and completeness of certain financial projections and other data provided by the Company to American Appraisal. American Appraisal did not independently verify or audit such information, but assumed its accuracy for the purposes of the AAA Valuation. Please refer to the AAA Valuation, attached hereto in its entirety, for a complete explanation of the methodologies used by American Appraisal in rendering its opinion of value and a discussion of the relevant assumptions on which it is based. The AAA Valuation does not constitute advice or recommendation to shareholders or any other party and cannot be relied upon by anyone other than the Company. It is noted that subsequent to the date of the AAA Valuation, an option on one of the land sites held by NexGen and mentioned therein was replaced with an option on another site. In a letter dated, July 13, 2007, a copy of which is attached hereto as Annex E, American Appraisal stated that such does not effect the assumptions and conclusions reached in the AAA Valuation. A copy of the AAA Valuation is attached to this Proxy Statement as Annex F. As stated above, NexGen’s principal assets are subject to change and therefore the value thereof is subject to change.

        Forward looking statements and any projections, forecasts and/or estimations contained in the AAA Valuation should not be relied upon for any purpose.

NexGen’s Option

        Provided that there has been a Closing, NexGen may, subject to the Company’s written consent, until 180 days following the Closing, transfer to NewCo an existing functional ethanol or bio-diesel plant or all of the shares held by NexGen of an entity which directly owns such a plant (“Option Assets”), in consideration for such number of our ordinary shares equal to the value of the Option Assets (based on a written valuation prepared by a recognized independent firm acceptable to the Company) divided by $1.50 less 1% (“Option Shares”).

        The aggregate number of Completion Assets Shares and Option Shares issuable by the Company, if any, shall not exceed 80,000,000 Ordinary Shares.

Election of New Directors

        Subject to the consummation of the Arrangement and pursuant to the Purchase Agreement, all of the Company’s directors, other than Israel Amir and the Company’s external directors, Elan Penn and Varda Rotter, shall cease to serve as directors of the Company following the Closing, and new directors of the Company shall be appointed.

        In connection with the consummation of the Arrangement, the shareholders of the Company are being asked to approve the election of the below nominees to serve as directors until the next annual meeting of the shareholders or until their respective successors are duly elected and have qualified.

        Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

    Mr. J. Ram Ajjarapu, age 39. Mr. Ajjarapu serves as President and CEO of NexGen. Prior to joining NexGen in August 2006, Mr. Ajjarapu served as President and a director of American Ethanol until he left the company in July 2006. In 2004, he co-founded Wahoo Ethanol, LLC and Sutton Ethanol, LLC and served as Managing Member until both were sold to American Ethanol in January 2006. While at Wahoo and Sutton, Mr. Ajjarapu negotiated EPC (Engineering Procurement and Construction) agreements, as well as procurement and off-take agreements. Mr. Ajjarapu was also instrumental in obtaining Tax Increment Financing (TIF) of $10 million for each company, as well as sales tax refunds and community grants. In 1995, he co-founded and served as President and Director for 10-years of Global Information Technology, Inc, an IT outsourcing and system design company. He co-founded and also served as Managing Director for an Indian outsourcing company from 1997 to 2004. He received a Bachelors degree in Electronics and Communication Engineering from The Institute of Engineer (India) and a Masters in Business Administration from University of South Florida. Mr. Ajjarapu is the spouse of Ms. Aruna Ajjarapu, MAC’s sole shareholder.

        Bruce W. Wilkinson Esq., age 69. Mr. Wilkinson is a corporate lawyer and business consultant providing corporate legal and business counsel to clients nationwide. Following an initial career as in-house counsel, in 2002 he established, Intellysis Inc., a Tampa based outsourcing and consulting firm. As in-house counsel, he served as Vice President and General Counsel of Stromberg Carlson, Vice President and General Counsel of Thorn EMI (U.S.), and, at United Technologies, as corporate counsel in several divisional capacities. His combined career as corporate counsel and independent consultant/entrepreneur has blended skills in corporate law, business and commercial transactions (including acquisitions) as well as other matters affecting the management and operation of his business clients. He holds a Bachelors degree from Williams College, a law degree from Cornell University, and is a member of the California, Illinois and American Bar Associations.

        Jim McAlinden, age 57. Mr. McAlinden started MicMac Investments, Inc. and Hospitality Communications in 1992. Mr. McAlinden served as President and CEO until their sale to a Phoenix Industries, Inc. in 1999. MicMac was a pay phone provider and Hospitality Communications was a telecom aggregator. In 2001, Jim joined MSHOW.com and served as General Manager and was responsible for turning its losses into profits and the sale of the business in 2002. In 2002, Jim joined AirNet Wireless, Inc. as its President. In 2004, AirNet Wireless merged with AIT Wireless where Jim served as CFO until leaving in 2005. Jim earned a Bachelors of commerce degree from Sir George Williams University.

        Rodrick P. Morrow, age 64. Mr. Morrow has 30 years of experience with retail and distribution firms in senior management positions in marketing, finance, information technology and human resources. He is currently the CFO and a Director for Southern Imaging Group, Inc. Mr. Morrow was Vice President and CFO for Pelican Companies, Inc., based in Conway, South Carolina. He served as Vice President for Lowe’s Companies with responsibilities in marketing, information systems, human resources and administration. He has been a business consultant in several industries, both domestic and international. Mr. Morrow holds a Bachelors degree in Business Administration from the University of North Carolina, Chapel Hill.

        Kenneth Hoyt, age 70. Mr. Hoyt is a retired management consultant with a diverse background of corporate and consulting experience in different industries in the US and around the world. During a 20-year consulting career at Arthur D. Little, Ascom AG and KSH International, Inc. Mr. Hoyt focused on serving the business development, advanced technology and strategic investment needs of the telecommunications equipment industry. As an electrical engineer and economist, from 1960 to 1986, he held sales, marketing, strategic planning and general management positions in electrical equipment, computers, automotive parts and telecommunications operating divisions at General Electric, Honeywell, ITT, General Dynamics and Plessey PLC. Mr. Hoyt also has served on a variety of non-profit boards and governmental agencies in transportation and land-use planning in the Tampa, Florida region where he resides.

Amendment of the Company's Memorandum and Articles of Association to Allow for the Election of the New Directors and Change of Name

        Under the Company’s current Articles of Association, the directors of the Company are divided into up to four classes, each class to include up to two directors, so that at each annual general meeting of the Company’s shareholders, the successors to the class of directors whose term expires at that meeting shall be elected until the annual general meeting held in the second year following their election.

        One of the conditions to Closing under the Purchase Agreement is the resignation of all of the Company’s directors, other than Israel Amir and the external directors and the appointment of directors nominated by NexGen and acceptable to the Company. To allow for the satisfaction of this condition, the shareholders are being asked to approve an amendment to the Company’s Articles of Associations (the “Amendment”), such that following the amendment to the Articles, the Company shall have one class of directors, who shall hold office until the next annual general meeting following their election, unless determined otherwise at a subsequent general meeting. The effectiveness of the Amendment shall be subject to the consummation of the Arrangement.

        The Amendment shall include the deletion of the current Articles 65(a) and 65(b) in their entirety and their replacement with the following:

“65 (a) The Board of Directors of the Company shall consist of not less than two and no more than thirteen Directors, including the External Directors (the “External Directors”) to be appointed and hold office in accordance with the provisions of the Israeli Companies Law, 1999 and any Regulations enacted thereunder, as amended from time to time (the “Companies Law”).

65 (b) With the exception of the election of External Directors which shall be governed in accordance with the provisions of the Companies Law, directors shall be elected at the Annual General Meeting by an Ordinary Majority. The directors so elected shall hold office until the next Annual General Meeting unless determined otherwise at a subsequent General Meeting. Notwithstanding the aforesaid, if no directors are appointed at the Annual General Meeting, the directors appointed at the previous Annual General Meeting shall continue to hold office. With the exception of the removal of External Directors which shall be governed in accordance with the provisions of the Companies Law, at a General Meeting by an Ordinary Majority, the shareholders shall be entitled to remove any director(s) from office, to elect directors in place of the director(s) so removed or to fill any vacancy, however created, including a vacancy resulting from an enlargement of the Board of Directors by resolution of the Board of Directors, on the Board of Directors.”

        The Amendment shall also include the deletion of the current Article 66 in its entirety and its replacement with the following:

“66 The Board of Directors may, from time to time, appoint an additional director or additional directors to the Company, in order to fill the office of a director which has been vacated or for any reason or as an additional director or additional directors, provided that the overall number of directors does not exceed the maximum number specified in Article 65(a) above. A director appointed as aforesaid shall cease to hold office at the end of the Annual Meeting following his appointment.”

        It is contemplated that following the Closing the Company will change its name to NexGen Biofuels Ltd., or to a similar or other name. As such, as part of the approval of the Arrangement, the shareholders are being asked to approve the change of name of the Company to: NexGen Biofuels Ltd., or such similar or other name which may be accepted by the Israeli Registrar of Companies as selected by the proper directors and officers of the Company (as well as the name transliterated into Hebrew), and to approve an amendment to the Company’s Memorandum and Articles of Association to reflect such name change.

Guarantees of Payment by MAC

        The Purchase Agreement provides that in the event, following the Closing, the Company is obligated to pay an amount on account of the Excluded Liabilities (other than the Subsidiary Loan which shall be repaid as described above), or liabilities created following the Closing, MAC shall provide the Company with sufficient funds, either directly or pursuant to a service agreement to be entered into, to ensure that the Company will be able to pay such liabilities when due.

Indemnification Arrangements among the Parties to the Purchase Agreement

        The Purchase Agreement provides for the following indemnification arrangements:

—	NexGen shall indemnify, defend and hold harmless the Company and NewCo for claims relating to NexGen’s Assets, which exist as of Closing or which arise thereafter, unless such claims relate to unperformed obligations and liabilities of NexGen which are specifically assumed by NewCo. NewCo shall assume those unperformed obligations and liabilities of NexGen, arising under the contracts transferred to NewCo but only from the date of Closing.

—	The Company shall indemnify, defend and hold harmless, NexGen, MAC and NewCo, for claims arising out of any breach of the Purchase Agreement by the Company, including breach of representations or warranties made by the Company.

—	NexGen, MAC and their affiliates shall indemnify, defend and hold harmless, the Company and Gamida, for claims arising out of their breach of the Agreement, including breach of representations or warranties made by the Company.

—	Gamida shall indemnify, defend and hold harmless: (1) NexGen, MAC and NewCo, for claims arising out of any breach of the Purchase Agreement by Gamida, including breach of representations or warranties made by the Company; and (2) MAC, during the 12 month period following the Closing, for claims arising out of any breach of the Purchase Agreement by the Company, including breach of representations or warranties made by the Company, for damages of no less than $100,000, and up to the maximum aggregate amount of $1,000,000; and (3) the Company, for any claims relating to the transfer by Gamida to the Company of 10,132 shares of the Company (of the 4,700,000 shares contemplated by the Arrangement).

Under the terms of the Purchase Agreement, at the Closing, Gamida shall deliver to MAC a personal guarantee in an amount of $100,000 from Mr. Daniel Kropf, our Chairman, and the controlling shareholder of the parent company of Gamida, in respect of Gamida’s indemnification obligations described in (2) above.

Conditions for Closing

        Pursuant to the Purchase Agreement,the consummation of the Arrangement is subject, inter alia, to the following conditions to Closing:

—	Approval of the Plan of Arrangement and the transactions contemplated thereby, by the Remaining Shareholders.

—	Approval of the Plan of Arrangement and the transactions contemplated thereby by the Court under Sections 303 and 350 of the Companies Law and the regulations promulgated thereunder and issuance of a Court order to such effect.

—	Resignation of all of the Company’s directors, other than Israel Amir and the external directors and the election of new directors, subject to the consummation of the Arrangement.

—	Receipt of governmental, regulatory and third party consents which may include the consent of the Israeli Office of the Chief Scientist, the Israeli Investment Center and the receipt of a tax ruling from the Israeli Tax Authority.

—	The representations and warranties given by any of the parties to the Purchase Agreement shall be true in all material respects when made and on and as of the date of Closing.

—	The removal of the encumbrances imposed by Gamida’s banks on the shares of the Company to be transferred by Gamida to the Company in consideration for the Company’s Assets.

Termination of the Purchase Agreement

        The purchase agreement may be terminated prior to the closing:

—	By either the Company, NexGen or Gamida, if a court shall have issued an order, decree or ruling not at the request of the party seeking termination of the Purchase Agreement, permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Purchase Agreement, and such order, decree, ruling or other action shall become final and nonappealable.

—	By either the Company, NexGen or Gamida (i) if the Closing has not taken place on or before October 31, 2007 (other than as a result of any failure on the part of the terminating party to comply with any of its obligations set forth in the Purchase Agreement) or (ii) if a material default under the Purchase Agreement, or material misrepresentation or material breach of any representation on the part of a non-terminating party occurred and not been cured within 15 days after written notice thereof.

—	By the mutual consent of the Company, NexGen and Gamida.

Boas Valuation Report

        Prior to the approval of the Audit Committee and Board of Directors of the Purchase Agreement, the Company received a valuation from David Boas Business Consultant Ltd., an independent financial consulting firm, dated January 2007, which established the value of the Company and the Company’s holdings in the Company Subsidiaries, using the discounted cash flow method derived from the business over five years (the “Boas Valuation”). The valuation was based on audited and unaudited financial data, and on business estimates provided by the Company’s executives and directors. The value attributed to the Company’s holdings in the Company Subsidiaries was $7.4-$7.8 million while the value attributed to the Company itself, mainly based on the Company’s shares trading on NASDAQ and having carry forward losses for tax purposes was $1.1-$1.2 million, giving the Company a total value of $8.5-$9 million. A copy of the Boas Valuation is attached to this Proxy Statement as Annex G.

FAIRNESS OF THE ARRANGEMENT TO THE REMAINING SHAREHOLDERS

        The Israeli Companies Law requires that certain transactions, actions and arrangements such as the Plan of Arrangement, be approved in certain cases, by the Audit Committee of the company’s Board of Directors, by the Board of Directors itself and our shareholders.

        The Company’s Audit Committee is comprised of Professors Varda Rotter, Samuel Penchas and Dr. Elan Penn. The Company has determined that the members of the Audit Committee meet the applicable Nasdaq and SEC independence standards. Members of the Board of Directors who have or might be deemed to have had a personal interest in the Arrangement did not participate in the discussions or voting over the Arrangement.

        In their meetings on January 14, 2007, our Board of Directors and Audit Committee, reviewed the Arrangement, examined the various aspects of the Arrangement and analyzed various factors relating to the Company, including: (i) the Company’s business and prospects, (ii) the financial requirements of the Company, (iii) the financial effects of the proposed Arrangement including the reduction in share capital resulting therefrom, (iv) the Boas Valuation, (v) the Company’s ability to bring value to its shareholders with its current business, the theoretical value to be enjoyed by the Company’s shareholders under the terms of the Arrangement and the potential ability to bring value to the Company’s shareholders after the NexGen’s Assets are transferred, and (vi) the procedures of the Arrangement, including the requisite shareholder majorities, Court approval and the right of shareholders and others to file objections with the Court. In their meetings on January 14, 2007, our Audit Committee and Board of Directors unanimously concluded that the Arrangement is fair to the Company’s shareholders and in the best interests of the Company and reaffirmed the same by unanimous written resolutions on June 6, 2007.

Summary of Factors Influencing the Audit Committee and the Board of Directors

        In recommending that shareholders vote in favor the Arrangement, the Audit Committee and the Board were primarily influenced by the following factors:

—	The Company’s size and resources and the competitive business environment in which the Company operates has led the Audit Committee and the Board to conclude that in order to significantly enhance the Company’s value to its shareholders the Company would have to consolidate or merge with another company.

—	The relationship of the Companies revenues, profits and expenses relating to it being a publicly traded company.

—	A business combination with NexGen will provide the Company’s shareholders with an opportunity to own shares in a company with growth potential in the renewable fuels industry.

—	The Boas Valuation Report, which attributed a total valuation to the Company of $8.5 – $9 million (of which $7.4 – $7.8 million was attributed to the Company’s holdings in the Company Subsidiaries and $1.1 – $1.2 million was attributed to the Company mainly for its tax losses and it being a publicly traded company on Nasdaq).

—	The value of the ordinary shares owned by the Remaining Shareholders theoretically increases as a result of the Arrangement as shown by the following examples: (i) prior to the announcement of a term sheet between the parties on November 29, 2006, the Remaining Shareholders held shares with a price per share of approximately $0.95 (which was the average closing price of the Company’s shares during the ninety-day period prior to the mentioned announcement). Since under the terms of the Arrangement, shares will be issued to NexGen at a price per share of $1.50, the Remaining Shareholders can be viewed as holding shares at a value of $1.50 per share, and this represents a theoretical premium of approximately 58% on their shares; and (ii) prior to the consummation of the Arrangement, the Remaining Shareholders held approximately 36.5% of the Company’s Ordinary Shares at a value ranging between $2,698,780 and $2,844,660 (based on the valuation of the Company’s holdings in the Company Subsidiaries of between $7,400,000-$7,800,000, and excluding the Company’s valuation of $1,200,000). After the consummation of the Arrangement and the transfer of NexGen’s Assets, assuming a valuation of NexGen’s Assets of $58,000,000, the Remaining Shareholders will hold approximately 6.8% of the shares of our company, which will hold assets valued at $58,000,000. This will reflect an approximate theoretical premium on the Remaining Shareholders’ shares of between 38.8% and 46.3%.

—	The procedures for approving the Arrangement, including the requirement of Court approval and the affirmative vote of the requisite shareholder majorities and the right of shareholders and others to file objections with the Court.

        In making its recommendation, the Audit Committee and the Board also considered the following countervailing factors:

—	The substantial risks associated with the development of NexGen’s business, including those set forth under “Risk Factors” above.

—	The substantial immediate dilution in the percentage ownership interest of the current shareholders in the Company and additional dilution resulting from fundraising required to plan, construct, develop and operate the production facilities.

—	The 4,700,000 ordinary shares of the Company held by Gamida which are to be transferred to the Company under the terms of the Arrangement (the “Gamida Shares”), represented approximately 60% of the Company’s issued and outstanding shares at the time of the January 2007 board meeting. Based on a value of the Company of $9,000,000, as per the Boas Valuation, the value of the Gamida Shares was $5,400,000. After the Closing, Gamida will hold 100% of the shares of the Company’s Subsidiaries, which were valued in the Boas Valuation at $7,400,000-$7,800,000. Therefore, under the terms of the transaction and based on the Boas Valuation, Gamida will be enjoying a benefit of $2-$2.4 million. In other words, while giving up the value of holding 4.7 million shares in the Company itself, which was valued in the Boas Valuation at $1,200,000, Gamida will be enjoying a premium of between 37% and 44% on the Gamida Shares.

        After deliberations, the Company’s Board of Directors and Audit Committee, unanimously approved the Arrangement, in accordance with the Companies Law, and found that the Arrangement and the transactions contemplated thereby are fair to and in the best interests of the Company, the Remaining Shareholders and employees.

The shareholders of the Company are requested to adopt the following resolution at the Meeting:

        “RESOLVED to approve the Plan of Arrangement (the full text of which is set forth in Annex C to the Proxy Statement delivered to the Company’s shareholders) under Section 350 of the Israeli Companies Law, and the transactions contemplated thereby, pursuant to which, inter alia: (i) the Company shall issue Ordinary Shares to MAC in consideration for NexGen’s Assets; (ii) the Company will purchase 4,700,000 of its Ordinary Shares from Gamida in consideration for the transfer of substantially all of the Company’s Assets to Gamida; (iii) the Company shall issue Ordinary Shares and/or options to Israel Amir; (iv) the Company may issue additional Ordinary Shares to MAC and additional Ordinary Shares and/or options to Israel Amir, should NexGen elect to execute its option to transfer the Option Assets to NewCo; (v) five new directors shall be elected to the Company’s Board of Directors, and (vi) the name of the Company shall be changed and the Company’s Memorandum of Association and Articles of Association shall be amended, inter alia, to accommodate the election of the new directors and to reflect a change of the Company’s name .”

        The Board of Directors recommends that shareholders vote “FOR” the adoption of this resolution.

INTERESTS OF CERTAIN PARTIES IN THE ARRANGEMENT

        Mr. Daniel Kropf, who serves as Chairman of the Company’s Board of Directors, is the controlling shareholder of the parent company of Gamida.

        In consideration for Mr. Israel Amir’s commitment to continue to serve as a director of the Company for a period of no less than two years from the Closing, the Purchase Agreement provides that the Company shall issue to Mr. Amir ordinary shares (or options exercisable into ordinary Shares) in an amount equal to 1% of NexGen Assets Valuation divided by $1.50. In addition, if applicable, the Company shall issue to Mr. Amir 1% of the NexGen’s Completion Assets Valuation and/or Option Assets Valuation divided by $1.50, in an amount not to exceed 800,000 Ordinary Shares.

        MAC has proposed that Mr. Eran Rotem, the Company’s chief financial officer, continue in this position following the Closing. Mr. Rotem has accepted the offer, subject to agreeing on final terms. The principal terms are expected to include the same base salary currently being paid to Mr. Rotem and the issuance of shares and options in Healthcare at Closing. The options will be subject to a vesting schedule. In addition, it is contemplated that approximately six months following the Closing, Mr. Rotem will relocate to Tampa Florida.

THE INVERNESS LETTERS AND COURT FILINGS

        Following the execution of the Purchase Agreement, the Company received a non binding offer from Inverness Medical Innovations Ltd. (“Inverness”), a competitor to the Company in the field of medical diagnostic products, to purchase the Company’s holdings in the Company Subsidiaries for $8,500,000, subject to legal and business due-diligence, and negotiations and execution of a definitive agreement. Since any negotiations with Inverness would be a breach of the Purchase Agreement, the Company conditioned the commencement of any discussions or negotiations with Inverness on the execution of an indemnification agreement between Inverness and the Company (the “Indemnification Agreement”). At Inverness’ request, the Company sent a draft Indemnification Agreement to Inverness which provided that Inverness shall indemnify, defend and hold harmless, inter alia, the Company, its shareholders, officers and directors, from and against all losses, claims and damages that are paid in connection with any threatened or actual claim, arising in whole or in part out of any dialogue, discussion, negotiations, agreement or transaction conducted between Inverness and the Company, which is directly or indirectly related to Inverness’ proposal, including entering into the Indemnification Agreement.

        In light of Inverness’ failure to sign the proposed Indemnification Agreement, the Company refrained from entering into discussions with Inverness regarding Inverness’ proposal.

        As mentioned, on June 14, 2007, the Company applied to the Court pursuant to Section 350 of the Companies Law to call a meeting of the Company’s shareholders for the purpose of voting on the Arrangement. As published by the Company in a press release on June 14, 2007 (which also filed on Form 6-K), objections to the application may have been filed with the Tel-Aviv District Court within 21 days. On July 8, 2007, an objection was filed by Inverness and Mr. Michael Bresson, Inverness’ VP of Mergers and Acquisitions (at a later date, Mr. Bresson withdrew his inclusion as a party to the objection). According to the objection, Mr. Bresson and Inverness held 100 and 1,000 shares of the Company, respectively.

        In its objection, Inverness and Mr. Bresson made various claims such as that the Arrangement was not properly approved by the Company’s authorized bodies, that the Arrangement benefits Gamida to the detriment of the Company’s minority shareholders and that matters presented in the Company’s application were incomplete.

        On July 15, 2007, the Company filed a reply to Inverness’ objection with the Court asserting that Inverness’ objection is to be rejected for, among other things, that Inverness’ claims and allegations were baseless and without merit and its objection was filed in bad faith with the sole purpose of furthering its personal interests to purchase the Company’s holdings in the Company Subsidiaries. Mr. Bresson purchased 100 shares on or about February 2, 2007 and Inverness purchased 1,000 shares on or about April 13, 2007. Both purchases took place after Inverness first sent its offer letter. The Company also asserted that if Inverness has legitimate objections, it should first raise them at the Meeting and thereafter, assuming its objections are legitimate, file an objection during the ten-day period provided therefor following the Meeting, assuming the Arrangement is approved thereat.

        Translations of Inverness’ objection and the Company’s reply to the objection are attached hereto as Annexes H and I, respectively.

        On July 23, 2007 and July 25, 2007, the Court affirmed its decision of July 18, 2007, to allow for the Meeting to take place and stated that Inverness may raise its objections at the Meeting itself and that should Inverness have objections after the Arrangement is approved by the shareholders, such objections would be deliberated in the context of the Company’s application to the Court to approve the Arrangement following the Meeting, in accordance with the Companies Law.

ADDITIONAL INFORMATION REGARDING NEXGEN

Business of NexGen

        NexGen is currently in the process of obtaining permits and raising capital to develop, construct, own, and operate four 100 million gallon ethanol plants and one 100 million gallon bio-diesel plant in five different states in the United States, in two phases. It is contemplated that the plants will be built on land regarding which NexGen, through its wholly-owned subsidiaries, holds options, which are to be transferred to NewCo, as stated above. It is anticipated that in the first phase, three plants will be constructed and brought to operation (two ethanol plants and one bio-diesel) and in the second phase two additional ethanol plants will be constructed. The proposed plant sites are located in Iowa, Ohio, Indiana, Wisconsin and Arkansas. The size of each of the sites ranges between 100-200 acres and are intended to accommodate rail loops and the plant. All of the sites are located near existing grain production, roads, rail transportation and livestock.

        Ethanol is a type of alcohol that in the United States is produced principally from corn. Bio-diesel is a type of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats and is made in the United States mostly from soybean oil. Ethanol/bio-diesel are used as a blend component in the gasoline and diesel fuel markets. Refiners and marketers, including some of the major integrated oil companies and a number of independent refiners and distributors, have historically blended ethanol/bio-diesel with gasoline and petroleum diesel to increase octane and reduce tailpipe emissions. According to the Renewable Fuel Association (RFA), the ethanol/bio-diesel industry has grown significantly over the last few years. NexGen believes that the fuel blends composed of ethanol/bio-diesel will become increasingly important over time as an alternative to petroleum based gasoline/diesel, as a result of its favorable production economics relative to petroleum gasoline/diesel, ethanol/bio-diesel’s clean burning characteristics, a shortage of domestic petroleum refining capacity, geopolitical concerns, and federally mandated renewable fuel usage.

        NexGen is currently negotiating construction contracts with contractors to build the plants, based upon engineering specifications put forth by full-service engineering and manufacturing sub-contractors. Other sub-contractors have also been identified, and NexGen’s management intends to enter into negotiations with such sub-contractors and with selected vendors once funding is secured.

        NexGen has recently acquired a one percent (1%) ownership interest in Mid America Bio Energy and Commodities, LLC (“MABE”) for $1 million dollars. NexGen also has also entered into a letter of intent which contemplates that NexGen will be granted an option to purchase an additional 24% ownership interest in MABE for an additional approximate amount of $27,750,000 to be paid in cash and stock.

        MABE is a Nebraska limited liability company, which is in the business of developing and operating ethanol production facilities. MABE currently has an indirect majority ownership interest in three ethanol projects in various stages of development which are planned to have capacity to produce 40, 40, and 110 million gallons of ethanol per year, respectively.

Business Strategy

        NexGen’s objective is to meet the need for clean, economic, alternative energy sources that achieve less dependence on hydrocarbons. NexGen expects to capitalize on economic benefits and public policy drivers for renewable fuels such as ethanol and bio-diesel and develop cost-competitive production facilities. Key elements of NexGen’s strategy to achieve this objective include:

—	Building new biofuel plants in strategic locations

—	Acquiring currently producing plants

—	Establishing strategic alliances with procurement and marketing partners

—	Achieving good economies of scale in the plants being built and/or acquired

—	Monitoring the market dynamics in the market and adjusting its operations to sustain in the market place for the long-term

Industry Background

—	Ethanol

        American-made, renewable ethanol directly displaces the amount of crude oil needed from imports, offering independence and security from foreign sources of energy. According to the Renewable Fuels Association (RFA), current U.S. ethanol production of 4.85 billion gallons per year can reduce gasoline imports and effectively extends gasoline supplies at a time when refining capacity is at its maximum. According to the RFA, the 5 billion gallon ethanol production level contemplated in the Renewable Fuels Standard could reduce oil imports by nearly 170 million barrels per year.

        According to the Renewable Fuels Association in its outlook report for 2007, ethanol production capacity in the United States has grown in the last twenty years from almost nothing to an estimated 4.9 billion gallons per year. Plans to construct new plants or to expand existing plants have been announced, and an increased capacity of approximately 6.38 billion gallons per year is expected. Increased capacity may continue in the future. The effect of this increase on the demand for, or price of, ethanol is uncertain.

        The ethanol industry has grown to over 119 production facilities in the United States. The largest ethanol producers include Archer Daniels Midland, Cargill, Minnesota Corn Processors, Midwest Grain, Williams Energy Service, New Energy Corporation and High Plains Corporation. According to NexGen’s estimates, each of the aforementioned is capable of producing more than 400 million gallons ethanol annually.

—	Bio-Diesel

        When bio-diesel is blended with petroleum diesel it results in relatively low start-up costs. Bio-diesel is positioned as a more environmentally friendly fuel that can result in lower health and safety impacts than petroleum diesel and while reducing American dependence on imported oil. Although bio-diesel can achieve incremental reductions in smoke, unburned hydrocarbons and particulate matter, several studies have shown that bio-diesel can result in slight NOx increases. Other alternative fuels have demonstrated the ability to decrease all regulated pollutants. Bio-diesel is domestically produced and renewable.

        According to the National Bio-diesel Board, currently 1.39 billion gallons of bio-diesel from 148 plants is being produced in United States and there are 96 plants under construction which will add 1.89 billion gallons.

—	Target Market

        According to the National Corn Growers Association (NCGA), today’s demand of more than four billion gallons of ethanol per year is expected to grow to 7.5 billion gallons per year by the year 2012 under current law. If the use of MTBE is phased out on a national level in the next few years and the regulatory requirements remain unchanged, the anticipated growth may yield a doubling of ethanol demand much sooner. Recently, a bill including provisions known as the Renewable Fuels Standard was signed by the President. The new legislation is changing the use of fuel by determining the specific volume of ethanol to be used in gasoline on a nationwide basis. NexGen anticipates that the forecasted demand for ethanol will assist its plants’ successful entry and continued operation in the industry. The dramatic rise in ethanol utilization in the coming years predicted by the NCGA is expected to require doubling present ethanol production capacity to supply the demand.

—	Ethanol/Bio-Diesel Production Process

        Below is a description of the production process of ethanol and bio-diesel.

        Ethanol:

        The ethanol plants will produce ethanol generally by processing corn. The corn will be received by rail and by truck, then weighed and unloaded in a receiving building into storage bins. Thereafter, the corn will be conveyed to a scalper to remove rocks and debris before it is transported to a hammer mill or grinder where it is grounded into a mash and conveyed into a slurry tank for enzymatic processing. Water, heat and enzymes will be added to break the ground grain into fine slurry which will be heated for sterilization and pumped to a liquefaction tank where additional enzymes are added. Next, the grain slurry will be pumped into fermenters, where yeast is added, to begin a batch fermentation process. A vacuum distillation system will divide the alcohol from the grain mash. Alcohol is then transported through a rectifier column, a side stripper and a molecular sieve system where it is dehydrated. Two hundred-proof alcohol is then pumped to farm shift tanks and blended with five percent denaturant, usually gasoline, as it is pumped into storage tanks. The two hundred-proof alcohol and five percent denaturant constitute ethanol.

        Ethanol’s by-products, mainly distillers grains, are made when corn mash from the distillation stripper is pumped into one of several decanter type centrifuges for dewatering. The water (“thin stillage”) is then pumped from the centrifuges to an evaporator where it is dried into thick syrup. The solids that exit the centrifuge or evaporators (“the wet cake”) are conveyed to the distillers dried grains dryer system. Syrup is added to the “the wet cake” as it enters the dryer, where moisture is removed. The distillers grains can be used as animal feed.

        Bio-Diesel:

        Bio-diesel is made through a chemical process called transesterification whereby glycerin is separated from animal fat or vegetable oil. The process leaves behind two products – methyl esters (the chemical name for bio-diesel) and glycerin (a marketable by-product). There are three basic routes to produce bio-diesel from oils and fats: (1) base catalyzed transesterification of the oil with alcohol; (2) direct acid catalyzed esterification of the oil with methanol; and (3) conversion of the oil to fatty acids, and then to Alkyl esters with acid catalysis. The majority of the alkyl esters produced today are done with the base catalyzed reaction because it is the most economic for several reasons: low temperature (150° F) and pressure (20 psi) processing, high conversion (98%) with minimal side reactions and reaction time, direct conversion to methyl ester with no intermediate steps and exotic materials of construction are not necessary.

        A fat or oil is reacted with an alcohol, like methanol, in the presence of a catalyst to produce glycerine and methyl esters or bio-diesel. The methanol is charged in excess to assist in quick conversion and recovered for reuse. The catalyst is usually sodium or potassium hydroxide which has already been mixed with the methanol.

—	Marketing Arrangements

        Most all ethanol/bio-diesel plants around the country, sell ethanol/bio-diesel and their by-products (distillers grains, corn oil, glycerin and CO2) through a strategic alliance partner or marketing firms. They do not engage their own sales personnel in the process. We will follow the same sales and marketing strategy.

        NexGen intends to transport ethanol/bio-diesel, corn oil, DDGS and glycerin using rail cars, trucks, and other channels of distribution as needed. NexGen has started discussions with certain rail car leasing companies to lease sufficient tank cars and DDGS/Corn cars to be delivered before the production starts at each plant.

        Ethanol/bio-diesel pricing is highly volatile and driven by the crude oil prices as well as gasoline and diesel prices. Its price is frequently proportional to imported oil prices. Historically, ethanol/bio-diesel plants sign long-term contracts with ethanol/bio-diesel marketing companies to mitigate risk and avoid any major cash flow swings. Most ethanol/bio-diesel plants sell 80% of their production on long-term contracts and the remaining 20% on spot markets to take advantage of upswing prices. NexGen’s management will follow these practices and will employ hedging futures and options to protect against downturns.

Selected Financial Data of NexGen

        Below is a summary of NexGen’s financial highlights for the year ended December 31, 2006 and the six month period ended June 30, 2007. Financial information for the year ended December 31, 2006 is derived from NexGen’s audited financial statements, which are attached to this Proxy Statement as Annex D. Financial information for the six month period ended June 30, 2007 was neither audited nor reviewed.

Consolidated Balance Sheet Data:
(U.S. Dollars in Thousands)

	30/06/2007	31/12/2006
	Unaudited and unreviewed

Current Assets	35	49
Total assets	228	202
Current Liabilities	1,728	374
Long-term liabilities	0	305
Shareholders' Deficiency	(1,501)	(476)

Condensed Consolidated Statement of Operations:
(U.S. Dollars in Thousands)

	Six Months Ended 30/06/2007 (unaudited and unreviewed)	Period of August 10, 2006 through December 31, 2006

Establishment and Operational Costs	$967	$488
Finance Expenses	$69	$8
Net Loss	$1,036	$496

NexGen’s Financial Plans

        The following is the proposed plan of operations of the Company following the closing of the Arrangement, which has been prepared by the management of NexGen who are solely responsible for its contents. References in this section to “we,” “us” or the “Company” refer to the Company following the closing of the Arrangement.

        We intend to plan, develop, construct and operate and own four 100 million gallon per year Ethanol plants and one 100 million gallon biodiesel plant. The ethanol plants will be corn-based dry mill fuel-grade ethanol plants located in Arkansas, Indiana, Ohio and Wisconsin. The biodiesel plant will use palm and/or soybeans as well as animal fats and will be located in Iowa. Each ethanol plant is expected to process approximately 37 million bushels of corn each per year into 100 million gallons of fuel grade ethanol. The biodiesel plant will process approximately 333 MT of soybean and or palm oil. It is anticipated that in the first phase, three plants will be constructed and brought to operation (two ethanol plants and one bio-diesel) and in the second phase two additional ethanol plants will be constructed.

        We will not generate any revenues until we acquire an operating plant or complete construction of one of our plants. We anticipate that our losses will continue to increase until at least one plant is operational. The construction period for an ethanol plant is approximately 18 to 24 months. The construction period for a bio-diesel plant is approximately 12 to 18 months. Our intention is to start construction on the bio-diesel plant first.

        Immediately following the Closing, we will have limited financial resources and will be entirely dependent on funds that will be raised from third party financing sources for working capital purposes and for the development of the ethanol and bio-diesel plants. Our goal is to raise $500 million, utilizing different financial instruments in order to fund the first phase of our development plans. The following is the estimated breakdown of the sources and uses of such financing:

Source of Funds

Preferred/Common Equity	30%	$150,000,000
Long Term Debt	60%	$300,000,000
Subordinate Debt	10%	$50,000,000

Total Source of Funds	100%	$500,000,000

Use of Funds

Design, Construction & Startup
Plant Construction	$425,000,000
Land & Site-Development Cost	$15,000,000

Startup Costs
Inventory	$19,500,000
Working Capital	$17,400,000
Pre-production Costs	$1,350,000
Rolling Stock	$3,000,000
Fire Protection/Water Supply	$3,000,000
$44,250,000

Organizational & Financing
Equity Raising Costs	$10,500,000
Organizational Costs	$3,125,000
Operating Costs	$2,125,000
$15,750,000

Total Use of Funds	$500,000,000

        We estimate that we will need an additional $400 million to fund the second phase of our development plans with approximately $300 million to be obtained from third party financing sources and the balance to be generated by funds from operations of the plants that are built in the first phase.

Plan of Operations until Plant Start-Up

        From the present to the third quarter of 2008, or earlier if possible, we will be actively involved in six principal tasks in connection with the first phase of our development plans:

        (1) Raising our equity and securing debt capital;

        (2) Acquiring and preparing our plant sites;

        (3) Completing construction agreements and securing necessary permits;

        (4) Constructing our plants;

        (5) Arranging and negotiating agreements for the purchase of corn, natural gas and other needs and for marketing our ethanol and distillers grains; and

        (6) Hiring and training management and operating employees.

        Assuming that we successfully complete our financing objectives and obtain adequate debt and equity financing, we believe that we will have sufficient cash resources to cover all of our expenses associated with the construction and commencement of operations of the plants, including site acquisition and development, installation of road and rail access and utilities, application for and receipt of permits, equipment acquisition and plant construction. We also believe that we will have sufficient operating capital to cover our staff, office, audit, legal, compliance, training and other start-up expenses during this period.

        We have contacted and have had limited discussions with prospective lenders and investors, but have no agreement with any lender for the debt or investors for the equity financing that we need.

        At any time after we have received at least $50,000,000 in debt and or equity financing, we expect to begin the construction of the bio-diesel plant, for which, as mentioned, we will need to raise an additional approximately $50,000,000 to complete the construction thereof.

        If for any reason our options on one or more sites expire before we have our equity and debt financing available to acquire such sites, we may find it necessary to pay more than the option purchase price for such sites or to locate alternative sites. There is no assurance that after full investigation we will determine that any of our sites will be suitable for our plants or will be acquired for those purposes. New sites could be identified by our site acquisition team. Our Board of Directors reserves the right to change the locations of the sites for our plants, in its sole discretion, for any reason. We expect to continue the permitting process on our sites, and, if necessary conduct investigations on other sites, including overall suitability for our plants, environmental matters and road and rail access considerations.

Construction Agreements and Permits

        We expect to enter into an agreement with EPC contractors which will provide for the construction of each of our plants. We anticipate that the agreement will provide that the EPC contractors will prepare engineering diagrams and drawings for our sites, plants, utilities and process systems, assist us in obtaining permits for the construction of our plants, establish final project specifications, contract documents and contract pricing and place orders on our behalf for equipment, particularly equipment with lengthy order lead times.

        We anticipate that the EPC agreements will state the complete set of design and construction services to be provided by our EPC contractors to construct our ethanol and biodiesel plants for us, state the allocated costs of the work to be performed, state the manner in which increased costs due to equipment and materials expense increases and change orders requested by us would be allocated, state the responsibility for our EPC contractors and us to acquire permits, provide a timetable for construction, and include warranties and guarantees with respect to plant capacity and operation, payment terms and similar matters.

        After we identify our EPC contractors, we expect to work with the contractors on the preliminary and final designs of the plants so construction may be commenced as soon as possible following successful completion of our equity and debt financings. Concurrently, we will seek necessary construction permits, environmental permits and other contracts and permits necessary for the construction of our plants.

        Construction of our plants will include completion and approval of the final design for the plant, final site preparation, installation of underground piping, conduits and footings, structural framing, installation of tanks, equipment and above-ground piping, enclosing structures, installation of outside yard facilities, loading docks and related structures, and a variety of other tasks. The construction phase will include testing of the plants through certification by the construction engineers. Commencement of operations will include training of plant operations personnel and incorporation of operational testing, quality control and safety procedures.

        The construction process will commence with the completion of final grading for all plant structures and our tank farms, installation of underground plumbing and construction of footings and other concrete work. Subject to weather conditions, we expect that this work can be completed in approximately one month. Immediately thereafter, construction will proceed on the construction of our bio-diesel and ethanol distillation facilities and other structures, a task that will take approximately from 14 to 18 months. Throughout these phases of construction work would continue on our railroad access, including installation of sidings and switches, with completion expected approximately four months after the commencement of construction.

        Also in the above phase, six months will be dedicated to the installation of piping and wiring, erection of our tank farm and installation of process and other equipment. The final phase of construction, extending to include an additional month of work, will include the installation of heat tracing equipment and insulation, office build-out, painting and landscaping. During this extended period, we and our EPC contractors will also commence the process to obtain our operating permits, which will involve preparing and submitting applications, working with regulatory authorities and coordinating site inspections and preliminary equipment testing.

        With construction complete, we will move to the plant start-up phase, which will involve complete start-up and testing of all equipment and facilities, including any adjustments necessary. This process will take approximately two months. Assuming the availability of final operating permits, and following a final capacity test run and certification by our construction engineers, the plant will be turned over to us for the commencement of commercial operations.

Directors and Executive Officers of the Company Following Closing

Upon the Closing, we expect the directors of the Company to be the nominees mentioned above (see “The Purchase Agreement – Election of New Directors”) and our current directors, Israel Amir, Varda Rotter and Elan Penn. We also expect J. Ram Ajjarapu to serve as our CEO, Jim McAlinden to serve as our COO and Mr. Eran Rotem to serve as our CFO. The assembly of our post-Closing management team is still not complete. Our failure to hire or the loss of any of our officers or directors could adversely affect the execution of our business plan and have a material adverse effect upon our results of operations and financial position.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS FOLLOWING THE CLOSING OF THE ARRANGEMENT

The following table sets forth shareholders of the Company that are expected to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) more than 5% of the Company’s ordinary shares following the Closing.

Name	Number of Ordinary Shares(1)	Percentage of Ordinary Shares Owned Outstanding(1)

MAC Bioventures, Inc.	38,280,000	92%

(1) Assumes that 41,759,499 ordinary shares will be outstanding immediately following Closing based on 7,792,832 ordinary shares NIS 0.04 outstanding as of June 30, 2007 and assuming a valuation of the NexGen Assets of $58,000,000. This table does not take into account the possible exercise of the option by NexGen as described in the section entitled “The Purchase Agreement – NexGen’s Option” above.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov and are also available for public review at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,
August 16, 2007

                                                                         ANNEX A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 20-F

(MARK ONE)

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

|X|  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

      DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT . . . . . . . . . .

                         COMMISSION FILE NUMBER: 0-17788
                             ----------------------

                          HEALTHCARE TECHNOLOGIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     ISRAEL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                         BEIT AMARGAD, 32 SHAHAM STREET,
                   KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                             ----------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS Ordinary shares, par value NIS 0.04 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.:
None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act. None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report: 7,792,832 ordinary shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large Accelerated Filer [_] Accelerated Filer [_] Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

                                TABLE OF CONTENTS

                                                                                                      PAGE
                                                                                                      ----

INTRODUCTION                                                                                            2

PART I                                                                                                  5

     Item 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                 5

     Item 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                                               5

     Item 3.      KEY INFORMATION                                                                       5

                  A.       Selected Financial Data                                                      5
                  B.       Capitalization and Indebtedness                                              6
                  C.       Reason for the Offer and Use of Proceeds                                     6
                  D.       Risk Factors                                                                 6

     Item 4.      INFORMATION ON THE COMPANY                                                           18

                  A.       History and Development of the Company                                      18
                  B.       Business Overview                                                           23
                  C.       Organizational Structure                                                    35
                  D.           Property, Plant and Equipment                                           36

     Item 5.      Operating and Financial Review and Prospects                                         36

                  A.       Results of Operations                                                       36
                  B.       Impact of Inflation and Devaluation                                         39
                  C.       Liquidity and Capital Resources                                             40
                  D.       Research and Development, Patents and Licenses, Etc                         40
                  E.       Trend Information                                                           42
                  F.       Off-Balance Sheet Arrangements                                              42
                  G.       Tabular Disclosure of Contractual Obligations                               43

     Item 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                           43

                  A.       Directors and Senior Management                                             43
                  B.       Compensation                                                                46
                  C.       Board Practices                                                             47
                  D.       Employees                                                                   50
                  E.       Share Ownership                                                             50

     Item 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                    51

                  A.       Major Shareholders                                                          51
                  B.       Related Party and Inter-Company Transactions                                52
                  C.       Interests of Experts and Counsel                                            54

     Item 8.      FINANCIAL INFORMATION                                                                54

                  A.       Consolidated Statements and other Financial Information                     54
                  B.       Significant Changes                                                         54

     Item 9.      THE OFFER AND LISTING                                                                54

                  A.       Offer and Listing Details                                                   54

     Item 10.     ADDITIONAL INFORMATION                                                               56

                  A.       Share Capital                                                               56
                  B.       Memorandum and Articles of Association                                      56
                  C.       Material Contracts                                                          61
                  D.       Exchange Controls                                                           63
                  E.       Taxation                                                                    64
                  F.       Dividends and Paying Agent                                                  65
                  G.       Statements by Experts                                                       65
                  H.       Documents on Display                                                        65
                  I.       Subsidiary Information                                                      66

     Item 11.     Quantitative and Qualitative Disclosure About Market Risk                            66

     Item 12.     Description of Securities other than Equity Securities                               66

PART II                                                                                                66

     Item 13.     Defaults, Dividends, Arrearages and Delinquencies                                    66

     Item 14.     Material Modifications to the Rights of Security holders and Use of Proceeds         66

     Item 15.     Controls and Procedures                                                              66

     Item 16.     [Reserved]                                                                           67

                  A.       Audit Committee Financial Expert                                            67
                  B.       Code of Ethics                                                              67
                  C.       Principal Accountant Fees and Services                                      67
                  D.       Exemption from listing standards for Audit Committee                        68
                  E.       Purchases of Equity Securities by the issuer and affiliated purchasers      68

PART III                                                                                               68

     Item 17.     FINANCIAL STATEMENTS                                                                 68

     Item 18.     FINANCIAL STATEMENTS                                                                 68

     Item 19.     FINANCIAL STATEMENTS AND EXHIBITS                                                    68

SIGNATURES                                                                                            130

     In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in Item 3. "Key Information - D. Risk Factors" and
Item 5. "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

                                  INTRODUCTION

     This Annual Report on Form 20-F (the "Annual Report" or "Report") is being filed by Healthcare Technologies Ltd., an Israeli corporation ("Healthcare", the
"Company", "we" or "us").

     The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans.

     The Company's principal stockholder is Gamida for Life B.V. ("Gamida"), which owned approximately 62% of the Company's issued and outstanding shares as of the date of this report.

     The Company operates as a holding company with three main active direct subsidiaries (and two additional affiliates), which together comprise the
Healthcare group of companies. Unless the context indicates otherwise, the term
"Company" as used herein refers to Healthcare, its subsidiaries and Savyon
Diagnostics Ltd. (its affiliate).

     The Company's consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with Generally Accepted
Accounting Principles in the United States, or US GAAP.

All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the
Bank of Israel on December 31, 2006 was NIS 4.225 per $1.00.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

     The following is a schematic presentation of the Company and its subsidiaries and affiliates (as of June 28, 2007):

                                -----------------
                                   Healthcare
                                Technologies Ltd.
                                    (Israel)
                                 ("Healthcare")
                                -----------------
                                        |
                                        |
                                        |
              --------------------------------------------------------
              |                         |                            |
      100%    |                 80%     |                    50%     |
              |                         |                            |
        -------------           ----------------             ----------------
           Gamidor               Danyel Biotech                   Savyon
         Diagnostics                  Ltd.                   Diagnostics Ltd.
          (1984)Ltd.                (Israel)                     (Israel)
           (Israel)                ("Danyel")                   ("Savyon")
         ("Gamidor")
        -------------           ----------------             ----------------
           |    |
      100% |    |   26.6%
           |    |
-------------  ------------
 Gamida Gen
     Ltd.      Afferix Ltd.
   (Israel)
("GamidaGen")
-------------  ------------

     The Company's business activities are organized into three main functional groups: research and development, manufacturing and worldwide marketing of diagnostic tools; marketing and distribution of products and services to biotechnology researchers in Israel; and marketing and distribution of products and services to clinical diagnostic laboratories in Israel. The Company's research, development and manufacturing activities are conducted primarily by
Savyon, a leader in the serological diagnosis of chlamydial infections.

     The Company's marketing and sales activities in Israel are conducted by
Danyel in the field of biotech research, and by the Gamidor Group (as defined below) in the fields of clinical diagnostic laboratories and laboratories in general. The Company's sales and marketing activities worldwide (other than in
Israel) are conducted by Savyon.

     Danyel conducts the Company's marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, where sequencing, microarray and other technologies are employed. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers and fluorometers designed to read the results of specific types of tests and electrophoresis equipment used to separate materials according to their movement in electromagnetic fields.

                                     - 3 -

     The Gamidor Group consists of Gamidor and its wholly owned subsidiary
Gamida-Gen. The Gamidor Group conducts the Company's marketing and sales activities with respect to genetic diagnostic kits, systems, reagents and services for clinical diagnostic laboratories throughout Israel and also provides doctors' offices with near-patient testing systems.

     Savyon has developed and manufactured immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. An immunoassay is an analytical test that uses antibodies to detect the presence of a target compound in a sample matrix such as blood, urine or saliva. A serological test utilizes blood as the sample matrix. Antibodies are proteins made by cells within the body as part of the immune response to invasion by antigens, which are foreign substances like bacteria and viruses such as chlamydia. An antibody physically binds only to the substance that elicited its production. This characteristic of specific binding makes antibodies useful tools for detecting substances in sample matrices. The
Company's microplate-based enzyme immunoassays are automated tests that utilize enzyme-based color changes to demonstrate the presence of the target antigen in the sample.

     Savyon focuses on specific markets of the clinical diagnostic markets and is positioned to identify ideas and turn them into marketable products. Savyon provides in vitro diagnostic kits and related products to laboratory professionals and other point of care locations in Israel and worldwide. An in vitro diagnostic kit is a test that is performed outside of the subject's body on a test sample from the subject such as blood. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field.

     In 2003 a new line of products was established aimed at the over the counter market. This line includes a product for the detection of vaginal yeast antigens, based on lateral flow immuno-chromatography technology. In 2004 two product lines, pregnancy tests and ovulation kits, both based on the above technology, were transferred to the Company's production facility.

     The Company is also engaged in the production and marketing in Israel, through Savyon and the Gamidor Group, respectively, of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans using Pronto(TM), a molecular biology based technology for genetic screening and testing of certain human genetic disorders, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases. In 2003, the Company granted an exclusive license to exploit the Pronto product range outside of Israel to a company formed by a former officer of the Company.

                                     - 4 -

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

     A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data of the Company have been prepared in accordance with US GAAP, and are derived from the Company's audited consolidated financial statements and accompanying notes. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects", and the
Consolidated Financial Statements included in Item 19 in this Annual Report.
Historical results are not necessarily indicative of any results to be expected in any future period.

     INCOME STATEMENT DATA:

     CONSOLIDATED STATEMENT OF OPERATIONS
     (in thousands of U.S. Dollars except per share data)

                                                      2006       2005       2004        2003        2002
                                                    -------    -------    -------     -------     -------

Sales                                                13,656     12,053     12,130      12,412      16,676
Gross Profit                                          4,775      4,369      4,205       4,023       5,432
Operating income (Loss)                                 156        110       (555)       (474)     (1,156)
Net income (Loss) for year                              210        276       (359)       (500)     (1,827)
                                                    =======    =======    =======     =======     =======

Basic and diluted earnings (Loss) per share            0.03       0.04      (0.05)      (0.07)      (0.24)

Shares used in computing basic earnings (Loss)
per share.                                            7,715      7,703      7,667       7,644       7,644
Shares used in computing diluted earnings (Loss)
per share                                             7,715      7,768      7,667       7,644       7,644

                                     - 5 -

CONSOLIDATED BALANCE SHEET DATA:
     (in thousands of U.S. Dollars)

                                                      2006      2005
                                                     ------    ------

Working capital                                       2,558     2,198
Total assets                                         14,094    12,374
Short-term credit including current maturities        1,385       940
Long-term liabilities,  net of current maturities     1,724     1,025
Shareholders' equity                                  7,315     6,791

     B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

     C.   REASON FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

     D.   RISK FACTORS

     An investment in the Company's securities involves a high degree of risk.
Prospective investors should carefully consider the risks and uncertainties described below and the other information in this report before deciding whether to invest in the Company's ordinary shares. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the following risks actually occur, the Company's business, financial condition and operating results could be materially adversely affected. In such case, the trading price of the Company's ordinary shares could decline and investors may lose part or all of their investments.

                     RISKS RELATED TO THE COMPANY'S BUSINESS

     THE COMPANY SUSTAINED NET LOSSES IN THE PAST, HAS AN ACCUMULATED DEFICIT
     AND MAY NOT GENERATE PROFITS IN THE FUTURE.

     While the company ended 2006 and 2005 with a net income of $ 210 and $ 276 thousand respectively, for the two fiscal years ended December 31, 2004, and
2003 the Company had net losses of approximately $0.36 and $0.5 million, respectively. Such losses resulted principally from:

     - Expenses associated with the ImmvaRx transaction of $104 thousand in the year 2004.

     - Impairment of the investment in Afferix of $100 thousand and $111 thousand in the years 2004 and 2003.

     and amortization of technology of approximately $749 thousand in 2003.

     The Company may incur significant losses in the future as it continues its research and development efforts mainly by Savyon, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to generate profits in the future. As of December 31, 2006, the Company's accumulated deficit was approximately $21 million.

                                     - 6 -

     IF THE COMPANY CANNOT MAINTAIN ADEQUATE OPERATING CAPITAL, ITS BUSINESS
WILL SUFFER.

     On December 31, 2006, the Company had a working capital of $2.5 million, including cash in the amount of $0.36 million. The Company anticipates that these funds, together with funds from operations will be sufficient to meet its anticipated cash requirements for 2007. For the fiscal year 2006, net cash used in operating activities amounted to $124 thousand. Although the Company currently believes that it will generate a positive cash flow from operations in fiscal 2007, the Company cannot assure that it will succeed in doing so.

     On a longer term basis, the Company's operations may not provide sufficient internally generated cash flows to meet its projected requirements. The
Company's ability to continue to finance its operations, including the research, development and introduction of new products and technologies, will depend on its ability to achieve profitability by improving sales and margins, its ability to reduce cash outflows and, if necessary, its ability to obtain other sources of funding sufficient to support its operations. There can be no assurance that such funding will be available on satisfactory terms or at all.

     The Company has not yet explored whether any additional sources of capital will be available. To the extent, if any, that the Company is able to obtain equity capital from other sources, the issuance of more ordinary shares may dilute the economic interests and will dilute the voting interests of current shareholders. To the extent, if any, that the Company is able to obtain debt financing, the terms of such financing may be expensive and may subject it to covenants that materially restrict it.

     THE SUCCESS OF COMPETITIVE PRODUCTS COULD HAVE AN ADVERSE EFFECT ON THE
COMPANY'S BUSINESS.

     The medical products industry, including the medical diagnostic testing industry, is rapidly evolving and intensely competitive and the Company's customers have a wide variety of products and technologies from which to choose.

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan
(Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec
(Tecan) and Saifan (PE Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological
Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2006 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover
(J&J) for hematology products; Dyn Diagnostics (Roche) and Sorin for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol
(Nequas) for quality control products; and Dyn Diagnostics (Roche) and
Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2006 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the
Group's other products.

     Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics
(Israel), MRL (USA) and LabSystems (Finland). Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. The Company believes that
Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that
Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.9 million, $3.2 million and $3.1 million in 2006, 2005 and 2004 respectively and, to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon's remaining kits represent a much smaller portion of the overall market for such products.

                                     - 7 -

     The success of any competing alternative products to those the Company provides could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its competitors include companies that have substantially greater financial capabilities for product development and marketing than it does and can therefore market their products or procedures to the medical community in a more effective manner. There is also a risk that the Company's competitors may succeed in developing safer or more effective products that could render its products obsolete or noncompetitive.

     THE COMPANY'S PATENTS MAY NOT PROTECT ITS PRODUCTS FROM COMPETITION

     In the genetic field, the Company has seven granted patents that it utilizes in producing its products. The patents are registered for methods of single nucleotide primer extension and kits therefor, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefor, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United
States and one is registered in Europe (national phase). All of them expire during 2012 to 2014.

     In the serologic field, during 2004 the Company received a U.S. patent regarding chlamydia in addition to the patent granted in Israel during 2001 and several pending patents applications registered in Europe. These patents are used in the production of the Company's Sero CT diagnostic test kit products. In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products and will probably not be used in the future and, therefore, will not be renewed.

     Although several patents have been issued to the Company, there can be no assurance that any additional patents will be issued to the Company, or that any patents that are issued to it will provide it with meaningful patent protection.
In addition, there can be no assurance that others will not successfully challenge the validity or enforceability of any patent issued to the Company.
The costs required to uphold the validity and prevent infringement of any patent issued to the Company including litigation costs, could be substantial, and it might not have the resources available to defend its patent rights.

     The risks and uncertainties that the Company faces with respect to its patents and other proprietary rights include the following:

     -    The pending patent applications that the Company has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

     -    The claims of any patents which are issued may be more limited than those in the Company's patent applications as filed and may not provide meaningful protection;

     -    The Company may not be able to develop additional proprietary technologies that are patentable;

     -    The patents licensed or issued to the Company may not provide a competitive advantage;

     -    Other companies may challenge patents licensed or issued to the
          Company;

     -    Patents issued to other companies may substantially impair the
          Company's ability to conduct its business;

     -    Other companies may independently develop similar or alternative technologies or duplicate the Company's technologies;

     -    Other companies may design around technologies the Company has licensed or developed; and certain countries such as the People's
          Republic of China, in which the Company may seek to sell its patented products in the future, may not protect its patent rights to the same extent as the United States, Europe and Israel.

                                     - 8 -

     THE VALUE OF THE COMPANY'S PROPRIETARY TECHNOLOGY AND KNOW-HOW MAY DEPEND
     ON ITS ABILITY TO PROTECT TRADE SECRETS.

     The Company relies on trade secret protection for its confidential and proprietary technology and know-how. The Company currently protects such technology and know-how as trade secrets. The Company protects its trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators and customers, and other security measures. These confidentiality agreements may be breached, however, and the Company may not have adequate remedies for any such breach. In addition, the Company's trade secrets may otherwise become known to or be independently developed by competitors.

     THE COMPANY MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES
     AND MAY BECOME INVOLVED IN EXPENSIVE INTELLECTUAL PROPERTY LITIGATION.

     The intellectual property rights of diagnostic and biotechnology companies, including the Company, are generally uncertain and involve complex legal, scientific and factual questions. The Company's success in these fields may depend, in part, on its ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on the Company's intellectual property rights.

     Although the Company is not currently involved in any litigation related to its patents or intellectual property, the Company may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine the Company's patent rights with respect to third parties. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. The Company may become involved in patent litigation against third parties to enforce the
Company's patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to the Company of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If infringement litigation against the Company is resolved unfavorably to the Company, it may be enjoined from manufacturing or selling certain of its products or services without a license from a third party. The
Company may not be able to obtain such a license on commercially acceptable terms, or at all.

     IF A PRODUCT THE COMPANY SELLS RESULTS IN INJURY TO A USER, THE COMPANY
     COULD BE SUBJECT TO PRODUCT LIABILITY EXPOSURE.

The Company sells diagnostic products, which may involve product liability risk.
While the Company carries product liability insurance, there can be no certainty that its coverage will be adequate to protect the Company against future liability claims. In addition, product liability insurance is expensive and there can be no certainty that this insurance will be available to the Company in the future on terms satisfactory to it, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on its business, financial condition and results of operations. The Company maintains a Product
Liability/Professional Indemnity coverage with a combined single limit of $2 million for any one occurrence and in the aggregate in respect of products not manufactured by the Company, and a Products Liability Policy with limits of $2 million for any one occurrence and $4 million in the aggregate, in respect of products manufactured in-house.

     IF THE COMPANY DOES NOT RECEIVE CERTAIN REGULATORY APPROVALS, IT WILL NOT
     BE PERMITTED TO SELL ITS PRODUCTS.

     Certain of the products that the Company develops cannot be sold until the
U.S. Federal Drug Administration ("FDA") and corresponding regulatory authorities of other jurisdictions approve the products for medical use. This means that:

     -    the Company will incur the expense and delay inherent in seeking FDA approval of new products;

     -    a product that is approved may be subject to restrictions on use;

                                     - 9 -

     -    the FDA can recall or withdraw approval of a product if problems arise; and

     -    the Company may face similar regulatory issues in other countries, including countries of the European Union.

     The Company has fulfilled all the ongoing requirements by the FDA and currently does not have any pending applications for approvals by the FDA.

     THE PRICE AND SALES OF THE COMPANY'S PRODUCTS MAY BE LIMITED BY HEALTH
     INSURANCE COVERAGE AND GOVERNMENT REGULATION.

     The Company's success in selling its products may depend in part on the extent to which health insurance companies, health maintenance organizations and government health administration authorities, such as Medicare and Medicaid, will reimburse end users for the cost of the products the Company provides. For example, in Israel, in which the Company makes most of its sales, the reimbursement rates of third party health care reimbursement organizations range widely from 100% of certain products such as the hematology kits PT Innovin, PTT
Calcium and PTT Actin FS to nothing for other products such as the genetic kits
Gaucher 6MUT 24T and Bloom/Fanconi 48T. Although customers are required to pay the full price of the products regardless of whether or not they are reimbursed for such costs, the lack of reimbursement may reduce the demand for the
Company's products. There can be no assurance that adequate health insurance, health maintenance organization and government coverage will be available to permit the Company's products to be sold at prices high enough for it to generate a profit. In certain countries, pricing or profitability of health care products is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

     THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED IF IT LOSES THE SERVICES
     OF THE KEY PERSONNEL UPON WHOM IT DEPENDS.

     The Company depends upon the efforts of its chairman, Mr. Daniel Kropf, and of other senior executives, including Mr. Moshe Reuveni, Mr. Yacob Ofer, Mr.
Luly Gurevich and Dr. Martin Lee. Mr. Kropf's services are mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida for
Life (Israel) Ltd.. The Company's agreement for Mr. Reuveni's services is subject to termination with three months' prior written notice served by either party. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich's consulting agreement is automatically renewed every two years, but either party may decide not to extend it by giving six months prior written notice. Savyon's agreement for Dr.
Lee's management services is subject to termination in the event that he ceases to be a substantial shareholder of Savyon and under certain other circumstances.
Except for Dr. Lee, these executives are not covered by key man life insurance policies.

     The Company also depends upon its research and development personnel.
Although the Company has been successful in attracting and retaining key management and technical personnel in the past and is not aware that any such personnel plan to leave the Company in the near future, the loss of any such key personnel and the inability to successfully recruit and retain additional highly skilled and experienced management and technical personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

     THE COMPANY IS DEPENDENT UPON INDEPENDENT SALES AGENTS, DISTRIBUTORS AND
     DEALERS.

     The Company markets and sells its products in part through networks of independent sales agents, distributors and dealers in certain countries. The
Company has written distribution agreements with its major distributors that grant these companies the exclusive right to distribute the Company's products for periods of one year, subject to automatic renewals unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company's products.

     The Company also relies on its distributors to assist the Company in obtaining reimbursement and regulatory approvals in certain international markets. There can be no assurance that the Company's sales agents, distributors and dealers, some of which operate relatively small businesses, have the financial stability to assure their continuing presence in their markets. The inability of a sales agent, distributor or dealer to perform its obligations, or the cessation of business by a sales agent, distributor or dealer, could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to engage or retain qualified sales agents, distributors or dealers in each territory that it targets. The failure to engage or retain such sales agents, distributors or dealers in these territories would have a material adverse effect on the Company's business, financial condition and results of operations.

                                     - 10 -

     A SIGNIFICANT PERCENTAGE OF TWO OF THE COMPANY'S SUBSIDIARIES' PRODUCTS ARE
     DEPENDENT ON CERTAIN PRINCIPAL SUPPLIERS

     During 2006 and 2005, purchases from one of Danyel's suppliers, Amersham
Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 25% and 31% respectively of the Company's annual cost of sales. In addition, during 2006 and 2005, purchases from one of the Gamidor
Group's suppliers, Dade Behring, accounted for 25% and 15% respectively of the
Company's annual cost of sales. A failure of such suppliers to continue to supply products to the Company or failure to renew such agreements, will adversely affect its business and financial results.

     In general, Danyel's agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham's products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements.
Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party sub-distributor which has entered into an agreement with Danyel pursuant to which the sub-distributor has agreed to honor
Amersham's obligations to Danyel under the agreement for so long as the sub-distributor continues to serve as such for Amersham.

     In general, Gamidor's agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade
Behring's diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement had an initial four year term ending October 31,
2003 and has been renewed for a further term ending October 31, 2006.The company is currently negotiating the renewal of the agreement and does not expect any obstacles in renewing the agreement for another 3 years, however, there can be no assurance therefor. Such an agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements.

     In addition, certain other products distributed by the Company are obtained from a limited group of suppliers. The Company has no written agreements with some of these suppliers. The Company's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain products and reduced control over pricing and timely delivery of products. Although the Company believes that additional sources of supply are available, should one or more of such suppliers be unable to meet the
Company's needs, there can be no assurance that supplies will be available on terms acceptable to the Company, or at all, and there can be no assurance as to the extent of delays which may be caused upon replacing such suppliers. An inability to obtain or significant delay in obtaining such products could have a material adverse effect on the Company.

     SALES TO THREE CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF THE COMPANY'S
     SALES AND THE LOSS OF ANY ONE OF THESE CUSTOMERS COULD HAVE A MATERIAL
     ADVERSE AFFECT ON THE COMPANY'S BUSINESS AND FINANCIAL RESULTS

     Sales to three HMO's ("Health Maintenance Organization") in Israel, namely
Maccabi, Clalit and Meuhedet (collectively "HMO's") accounted respectively for
12%, 16% and 3% of the Company's annual sales during 2006, and 12%, 16% and 3%
of such sales in 2005. The Company has a number of written agreements with the
HMO's covering different products. Under these agreements, the Company has undertaken to charge the HMO's a fixed price for various products over a period of three to five years, provided that they purchase certain minimum quantities of such products from the Company.

     Some of these agreements may be terminated by the HMO's at any time upon 30 days' written notice to the Company. In addition, the Company has agreed to supply the HMO's with certain laboratory instrumentation on which the Company's products are used, which becomes the property of the HMO's at the end of a three to five year period so long as they have purchased the applicable minimum amount of products during this period.

                                     - 11 -

     THE COMPANY MAY NEED STRATEGIC PARTNERS TO BE SUCCESSFUL.

     The Company anticipates that it may be necessary to enter into arrangements with corporate partners, licensees or others, in order to efficiently market, sell and distribute its products. These strategic partners may also be called upon to assist in the support of the Company's products, including participation in certain product development functions. As a result, the Company's success may be dependent in part upon the efforts of these third parties. There can be no assurance that the Company will be able to negotiate additional acceptable arrangements with strategic partners or that the Company will realize any meaningful revenues pursuant to these arrangements.

     THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.

     There is intense competition among entities attempting to sequence markets of the human genome to identify genes associated with specific diseases and to develop products and services based on these discoveries. The Company has developed a patented molecular biology-based technology that enables the mass screening of genetic materials for mutations. Based on this technology, the
Company has developed over 15 diagnostic kits for carrier screening, pre-natal diagnosis, and predisposition screening of mutation carriers for a variety of genetic defects.

     The Company's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics, Third Wave Technologies, Myriad Genetics,
Affymetrix, Orchid BioSciences and Roche. The Company's indirect competitors in this field include numerous small scale laboratories. Although it is unaware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that its market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis, for which it does have a significant share of the market.

     Many of the Company's competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than it. These competitors may discover, characterize or develop important genes, treatment targets or leads, treatment discovery technologies or treatments which are more effective than those that have been developed by the
Company or its customers, or may develop techniques for genomic-based treatment discovery that are superior to those of the Company's and render its technologies non-competitive or obsolete even before they generate revenue, any of which could have a material adverse effect on any of the Company's similar programs.

     Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit the Company's rights or the
Company's customers' ability to use the Company's products to commercialize therapeutic, diagnostic or vaccine products.

     The Company faces rapid technological change in the genomics-based diagnostic industry. This could result in the development of technologies by others for use in diagnostics and pharmacogenetics, which will be superior to its existing technologies.

                                     - 12 -

     FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE
     UNSUCCESSFUL.

     As part of the Company's strategy, it may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on the Company's financial condition and results of operations. For example, to the extent that the Company elects to pay the purchase price for such acquisitions in ordinary shares, the issuance of additional shares will be dilutive to the
Company's shareholders. Acquisitions involve numerous other risks, including:

     -    difficulties integrating acquired technologies and personnel into the
          Company's business;

     -    diversion of management from daily operations;

     -    inability to obtain required financing on favorable terms;

     -    entering new markets in which the Company has little or no previous experience;

     -    potential loss of key employees or customers of acquired companies;

     -    assumption of the liabilities and exposure to unforeseen liabilities of acquired companies;

          and

     -    amortization of the intangible assets of the acquired companies.

     It may be difficult for the Company to complete these types of transactions quickly and to integrate the businesses efficiently into its current business.
Any acquisitions or investments by the Company may ultimately have a negative impact on its business and financial condition.

     THE PROPOSED TRANSACTION WITH NEXGEN MAY NOT BE COMPLETED, AND IF
     COMPLETED, MAY BE UNSUCCESSFUL.

On January 16, 2007, Healthcare signed a definitive agreement with NexGen
Biofuels, Inc. ("NexGen") and Gamida, for the purchase of NexGen's assets relating to the construction, ownership and operation of ethanol and bio-diesel manufacturing facilities on land under option in the United States, and the sale of its current business.

Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the NexGen assets to be provided by a recognized valuation firm.

The contemplated transaction also includes the purchase by Gamida of
Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare. Until 180 days following the
Closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional Healthcare shares at a price per share of $1.50.

Closing of the transaction is subject to the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District
Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement will close.

     In the event that the NexGen transaction is completed, it would result in the transfer of the Company's existing business to the Company's principal stockholder and a change of control in the Company. Thereafter, the success of the Company would depend upon the Company's ability to raise sufficient funds and construct and operate Ethanol and biodiesel plants of which there can be no assurance.

                                     - 13 -

                     RISKS RELATING TO OPERATIONS IN ISRAEL

     THE COMPANY HAS IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH
     HAS HISTORICALLY EXPERIENCED MILITARY AND POLITICAL UNREST.

     The Company is incorporated under the laws of the State of Israel. The
Company's principal research and development and manufacturing facilities are located in Israel and most of the Company's revenues are derived from sales made in Israel. As a result, the Company is directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company's business, operating results and financial condition.

     Since the establishments of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Most recently,
Israel was engaged during the summer of 2006 in an armed conflict with
Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with
Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since
September 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

     In addition, certain of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called up for active military duty at any time. All Israeli male citizens who have served in the army are subject to an obligation to perform reserve duty until they are between 45 and 54 years old, depending upon the nature of their military service. The Company has operated effectively under these requirements since its inception. The Company cannot predict the effect of such obligations in the future, however.

     EXCHANGE RATE FLUCTUATIONS AND INFLATION IN ISRAEL COULD ADVERSELY IMPACT
     THE COMPANY'S FINANCIAL RESULTS.

     Exchange rate fluctuations and inflation in Israel could adversely impact the Company's financial results. During calendar years 2006, 2005 and 2004, the annual rate of inflation was approximately (0.1%), 2.4%, and (1.8)%
respectively, while the NIS was devalued (appreciated) against the U.S. Dollar by approximately (8.2%), 6% and (0.02)% respectively. Consequently, during calendar years 2006, 2005 and 2004 the annual rate of inflation as adjusted for devaluation (appreciation) was approximately 8.2%, 8%, and (1.8)% respectively.

     A substantial part of the Company's third party product distribution activities are conducted by its subsidiaries, the Gamidor Group and Danyel. The
Gamidor Group's and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list which is quoted in the suppliers' original currencies, mainly Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivables are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

     In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars.

                                     - 14 -

     The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company including the U.S. Dollar, the devaluation of relevant foreign currencies in relation to the U.S. Dollar, and the extent to which the Company holds assets and liabilities in foreign currencies. Similarly, the relationship between the Company's monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to foreign currencies or price indices also affect financial results.

     PROVISIONS OF ISRAELI CORPORATE AND TAX LAW MAY HAVE THE EFFECT OF
     DELAYING, PREVENTING OR MAKING MORE DIFFICULT A MERGER WITH, OR OTHER
     ACQUISITION OF, THE COMPANY. THIS COULD CAUSE OUR ORDINARY SHARES TO TRADE
     AT PRICES BELOW THE PRICE FOR WHICH THIRD PARTIES MIGHT BE WILLING TO PAY
     TO GAIN CONTROL OF THE COMPANY. THIRD PARTIES WHO ARE OTHERWISE WILLING TO
     PAY A PREMIUM OVER PREVAILING MARKET PRICES TO GAIN CONTROL OF THE COMPANY
     MAY BE UNABLE OR UNWILLING TO DO SO BECAUSE OF THESE PROVISIONS OF ISRAELI
     LAW.

     The Companies Law includes provisions that allow a merger transaction and requires that each company, that is a party to a merger, have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties' shareholders has been received.

     The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the Company and there is no existing 25% or greater shareholder in the Company. If there is no existing 45% or greater shareholder in the Company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a
45% shareholder of the Company. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the laws of the country in which the shares have been offered to the public or in which the shares are listed for trading on an exchange, including the rules and regulations of such exchange, there is either a restriction upon any acquisition of control to any extent, or the acquisition of control to any extent requires the purchaser to make a tender offer to the public.

     If following any acquisition of shares, the acquirer will hold 90% or more of the Company's shares the acquisition may not be made other than through a tender offer to acquire all of the shares. If the shareholders who declined the tender offer hold 5% or less of the Company's outstanding share capital, all the shares that the acquirer offered to purchase will be transferred to it. However, the tendered shareholders may seek to alter the consideration by court order.

     IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND
     DIRECTORS NAMED IN THIS ANNUAL REPORT OR TO ASSERT UNITED STATES SECURITIES
     LAWS' CLAIMS IN ISRAEL OR SERVE PROCESS ON OUR OFFICERS.

     We are incorporated in the State of Israel. All of our executive officers and directors named in this annual report are not residents of the United
States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United
States. Additionally, it may be difficult to enforce civil liabilities under
United States federal securities laws in original actions instituted in Israel.

                                     - 15 -

     YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY
     ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND
     RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.
corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See "Item 10. Additional
Information - B. Memorandum and Articles of Association."

                 RISKS RELATED TO THE COMPANY'S ORDINARY SHARES

     THE COMPANY'S SHARES PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH
     COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS.

     The market price of the Company's ordinary shares ranged between a high sales price of $4.30 and a low sales price of $0.39 during 2006 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

     -    actual or anticipated variations in the Company's quarterly operating results;

     -    announcements of technological innovations or new products or services or new pricing practices by the Company or its competitors;

     -    changes in United States and other countries' government regulations relating to

     -    approval of the Company's products;

     -    results of regulatory inspections;

     -    the status of patents and proprietary rights relevant to the Company's products that are developed by the Company or its competitors;

     -    increased market share penetration by the Company's competitors;

     -    announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     -    additions or departures of key personnel; and

     -    sales of additional ordinary shares.

     In addition, the stock market in general, and stocks of medical technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's ordinary shares, regardless of the Company's actual operating performance.

     AN INVESTOR SHOULD NOT RELY ON AN INVESTMENT IN THE COMPANY IF SUCH
     INVESTOR REQUIRES DIVIDEND INCOME; THE ONLY RETURN THAT SUCH INVESTOR MAY
     RECEIVE MAY COME FROM THE APPRECIATION, IF ANY, IN THE VALUE OF THE
     COMPANY'S ORDINARY SHARES.

     The Company has not paid cash dividends on its ordinary shares in the past and has no plans to pay such dividends in the future. However, the Company does not rule out the possibility of paying such dividends in the future in the appropriate circumstances. An investor should not rely on an investment in the
Company if such investor requires dividend income; the only return that such investor may receive may come from the appreciation, if any, in the value of the
Company's ordinary shares. In determining whether to pay dividends, the
Company's board of directors will consider many factors, including its earnings, capital requirements and financial condition. In addition, under Israeli law, the Company may only pay cash dividends in any fiscal year from its profits, if any, as calculated under Israeli law.

                                     - 16 -

     CONTROLLING SHAREHOLDERS CAN LIMIT SHAREHOLDERS' ABILITY TO INFLUENCE THE
     OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL AND COULD DISCOURAGE
     POTENTIAL ACQUISITIONS OF THE COMPANY'S BUSINESS BY THIRD PARTIES; PLEDGE
     OF SHARES.

     Gamida, the Company's principal shareholder, holds 4,819,761 shares or approximately 62% of the Company's voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

     Out of the 4,819,761 shares, 4,053,000 are currently pledged to Bank Leumi
Le'Israel Ltd as security for a loan from the Bank to Gamida. So long as the
Bank does not demand immediate payment of the loan (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge.

     However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. In the event the bank demands immediate payment of the loan, following the occurrence of an event of default, all voting rights shall vest with the Bank. Upon the occurrence of an event of default, the Bank shall be entitled to dispose of the shares, subject to complying with the terms of the pledge agreement.

     THE SALE OF RESTRICTED SHARES COULD CAUSE THE MARKET PRICE OF THE COMPANY'S
     ORDINARY SHARES TO DROP SIGNIFICANTLY.

     Most of the ordinary shares beneficially owned by Gamida, the Company's management and directors and their affiliates, aggregating approximately five million shares, are restricted securities under the federal securities laws. On
August 2003 the Company has registered approximately 4.1 million shares for sale in which out of them approximately 3.9 million shares for sale by Gamida as long as the registration statement remains effective, these shares may be resold without the volume restriction to which they would otherwise be subject. The remaining shares may be sold, but are subject to certain volume and other restrictions. The Company cannot estimate the number of these shares that may be sold in the future or the effect that their sale may have on the market price of the ordinary shares. However, it could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, even if the Company's business is doing well.

     THE MARKET PRICE OF THE COMPANY'S SHARES COULD DECLINE IF IT DOES NOT MEET
     THE REQUIREMENTS FOR CONTINUED LISTING ON NASDAQ.

     The Company's ordinary shares are traded on the NASDAQ Capital Market, which has adopted rules that establish criteria for initial and continued
listing of securities. The Company currently meets the criteria for continued
listing of its securities on the NASDAQ Capital Market. However, commencing as of May 29, 2006, Nasdaq rules require the Company to maintain a minimum closing bid price for the Company's ordinary shares of $1.00 per share (the Bid Price
Rule"). If the Company's ordinary shares trade for 30 consecutive business days below the applicable minimum closing bid price requirement, Nasdaq will send a deficiency notice to us, advising that we have 180 calendar days to regain compliance with the minimum bid price. The Company must then maintain compliance for a minimum of 10 consecutive business days. Under certain circumstances,
Nasdaq may require maintenance of a $1.00 minimum bid price for more than 10 days. Thereafter, the Company can receive an additional 180-day compliance period if we meet all initial inclusion requirements for the Nasdaq Capital
Market, except for the bid price requirement. If the Company does not demonstrate compliance within the requisite compliance period, it will be issued a delisting letter, which the Company may appeal at that time.

                                     - 17 -

On July 17, 2006, the Company received a notice from the Nasdaq Capital Market indicating that the Company was not in compliance with the Bid Price Rule, because the closing bid price per share for its ordinary shares had been below
$1.00 per share for 30 consecutive trading days. In accordance with Nasdaq
Marketplace Rules, the Company was provided 180 calendar days, or until January
16, 2007, to regain compliance with the Bid Price Rule.

     On December 20, 2006, at the annual general meeting of the shareholders of
Healthcare, the shareholders approved an amendment to the Company's Articles of
Association, in order to effect a 1-for-3 reverse share split of the Ordinary
Shares, anticipating that the Reverse Share Split would have the effect of sufficiently raising the bid price of the Company's Ordinary Shares above $1.00 per share at such time.

On December 12, 2006, Healthcare received a notice from Nasdaq indicating that the Company has regained compliance with the Bid Price Rule because the closing bid price per share for its ordinary shares has been above $1.00 per share for more than 10 consecutive trading days. As a result, the Company decided not to proceed with the proposal to effect a reverse stock split of the Company's ordinary shares.

If the Company's ordinary shares are delisted from the NASDAQ Capital Market, trading in its ordinary shares could be conducted on an Electronic Bulletin
Board established for securities that do not meet the NASDAQ listing requirements. If the Company's ordinary shares were delisted from the NASDAQ
Capital Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares. For information concerning the recent trading history of the Company's ordinary shares, see Item 9. "The Offer and Listing - A. Offer and Listing Details".

ITEM 4. INFORMATION ON THE COMPANY

     A.   HISTORY AND DEVELOPMENT OF THE COMPANY

GENERAL

     The company was incorporated as a limited liability company under the law of the state of Israel in May 1988. The Company's principal executive offices are located at, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170
(tel: 972 3 9277227).

     The Company's business consists of development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in
Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

     The Company was incorporated in May 1988. On February 24, 1989, the Company completed an initial public offering of ordinary shares and share purchase warrants in the United States and listed its securities on the NASDAQ Capital
Market.( NASDAQ)

     In April 1991, the Company acquired Diatech Diagnostica Inc., a Delaware
Corporation ("DDI"), and its wholly-owned Israeli subsidiary, Diatech
Diagnostica Ltd. ("Diatech Israel"), a medical diagnostic kits manufacturer.

     In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company's subsidiary Pronto Technologies Ltd. ("Pronto") which was subsequently merged into Gamidor.

                                     - 18 -

     In January 1995, the Company acquired 50% of Gamidor Limited, a United
Kingdom company ("Gamidor UK") engaged in the distribution and marketing of medical diagnostic products and laboratory systems and equipment. The remaining shares of Gamidor UK were owned by Gamida Trading Limited (formerly Eryphile
Trading Ltd.), an affiliate of Gamida.

     In April 1997, the Company acquired Gamida-Gen Marketing (1979) Ltd.
(subsequently merged into Gamidor), an Israeli private company engaged in providing products and services to clinical laboratories and in the molecular biology field in Israel.

     Effective February 1998, the Company completed a one-for-four share consolidation of its ordinary shares.

     In December 1998, the Company transferred all of its shares of Gamidor UK to the Company's principal shareholder Gamida and acquired one half of Gamidor
UK's remaining shareholding in Gamidor Diagnostics Limited ("Gamidor Diagnostics
UK"), formerly one of Gamidor UK's wholly-owned subsidiaries, but by that time owned as to 52% by an unaffiliated third party (the "Purchaser"). Such shareholding was subject to put and call options in favour of the Company and the Purchaser respectively, and the Purchaser has since exercised such call options in full.

     In January 1999, the Company established Danyel, an Israeli company engaged in the marketing and distribution to biotechnology researchers in Israel of products in the fields of applied genomics and cell biology and separation. As part of the establishment process, the Company sold fixed assets and inventory to Danyel for a purchase price of approximately $125 thousand, which represents the book value of the assets transferred as of January 1, 1999. The Company had no capital expenditures in the establishment of Danyel. The Company owns 80% of
Danyel and the balance is owned by its general manager (through a company under his control) see Item 10 "Additional information: C- Matirial contract, Danyel".

     As of December 1999, the assets of Diatech Israel were transferred and assigned to Pronto, whereby Pronto acquired and assumed all the current undertakings, services and assets of Diatech Israel and approved a share sale and assignment agreement between DDI and the Company whereby DDI transferred its holding in Diatech Israel to the Company. The Company's board simultaneously approved the liquidation of DDI, due to its effectively being an inactive company.

     In January 2001, the Company acquired all of the issued and outstanding shares of Gamida Gen Ltd. ("GamidaGen"), formerly controlled by Gamida (see Item
7 below), in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately
$0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to
$270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V. ("DMI").
DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the
Company issued to DMI, 54,105 ordinary shares of the Company in consideration of
DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

     In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Pronto, in consideration for $750,000. By the end of
2001 the Company had merged GamidaGen into Pronto. The purpose of this merger was to consolidate the operations of the two companies in order to achieve operating efficiencies by combining the two companies' resources and activities.
The merger was subsequently cancelled due to the Savyon Transaction described below.

     During October 2001, following the approval of the Company's annual meeting of shareholders, the Company issued 2,000,000 additional ordinary shares to
Gamida by means of a private placement. The proceeds amounted to $1.58 million.

                                     - 19 -

     THE SAVYON TRANSACTION

     Prior to the transaction described in this section (the "Savyon
Transaction"), Pronto Technologies Ltd. ("Pronto") was called Savyon Diagnostics
Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

     On December 31, 2002, the Company and Pronto, which has since merged into
Gamidor, entered into agreements with the Levine Family LP ("LF"), controlled by
Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

     In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to
Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date. The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel
Kropf is the chairman of the board. The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon's shares. They also provide that Savyon will provide certain manufacturing services to the Company. For further information, see Item 10.
"Additional Information - C. Material Contracts". As part of the Savyon transaction, the prior merger between Pronto and GamidaGen was cancelled.

Any reference herein to "Savyon's" activities in the field of clinical laboratory diagnostics shall in effect be referring to Pronto Technologies Ltd.
with respect to anything that occurred before the Savyon Transaction and shall refer to Savyon Diagnostics Ltd. with respect to anything that occurred after the Savyon Transaction.

     On August 19, 2003, the Company completed the registration for sale of approximately four million shares held principally by Gamida, as part of
Gamida's pledge to the United Mizrahi Bank as well as shares issued to the remaining shareholders of Gamida Gen. For additional information concerning important events in the development of the Company's business, see Item 7.
"Major Shareholders and Related Party Transactions - B. Related Party and
Inter-Company Transactions."

     INVESTMENT IN AFFERIX LTD.

     In August 2003, Pronto, which has since merged into Gamidor, invested in
Afferix Ltd. $ 211,000 by way of a convertible bridge loan. Afferix is in the process of developing a diagnostic kit for the identification of free iron in the blood stream. In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of
Afferix. Gamidor is entitled to designate one director to the Afferix board of directors. During 2005, Afferix entered into a contract with Novartis to supply samples analyzed for free iron in the blood stream.

     GAMIDOR MERGER

     In December 2003, Pronto and Gamida Gen Marketing (1979) Ltd. initiated a merger with Gamidor. Subsequent to the merger, Gamidor remains the sole surviving entity. The purpose of the merger was to achieve operating efficiencies. Such merger is still subject to the approval of the Israeli tax authorities and Companies Registrar.

     THE PROCOGNIA INVESTMENT

     In January 2000, the Company established Procognia (Israel) with an initial investment of $600,000, and subsequently transferred the Company's glycobiology research and development project into Procognia (Israel). In April 2002,
Procognia (Israel) secured $14.3 million in a second round of financing. For the purposes of this financing, a newly organized company registered in England,
Procognia Ltd., ("Procognia") acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia
(Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax
Partners Europe became the principal shareholders of Procognia, owning in the aggregate approximately 37% of Procognia's share capital.

                                     - 20 -

     Procognia subsequently effected certain financing transactions from 2002 to
2004 that reduced the Company's ownership interest in Procognia to approximately
4%. Owing to this dilution, the Company lost its right to nominate a director on
Procognia's board.

     On March 31, 2005, the Board of Directors and Audit Committee approved the sale of all the Company's shares in Procognia to Gamida. Despite being only about a 4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under U.S.
GAAP the Company was required to consolidate its proportionate share of
Procognia's accumulated losses in the Company's balance sheet which amounted to
$4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in
Procognia.

     On April 15, 2005, the Company announced that it received notice from
Nasdaq indicating that based on, the Company's stockholders' equity which was
$1,921,000, the Company was not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq. Therefore, the
Nasdaq Staff was reviewing the Company's eligibility for continued listing on
Nasdaq.

     As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida, which has resulted in an increase in stockholder's equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

     On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to Gamida. For a description of the terms of this agreement, see Item 7B "Major Shareholders and Related Party
Transactions-Related Party and Inter-Company Transactions."

     IMMVARX TRANSACTION

     On July 26, 2005, the Company signed a definitive agreement with ImmvaRx,
Inc. (a company engaged in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies) and Gamida, for the transfer of all of ImmvaRx's assets, including its intellectual property, to Healthcare and for the sale of all of Healthcare's holdings in other companies to Gamida (the "ImmvaRx Agreement"). On January 30,
2006, the ImmvaRx Agreement was terminated, before the closing could take place, in accordance with its terms.

     CHAIM SHEBA MEDICAL CENTER TRANSACTION

On June 26, 2006 the Company announced that the State of Israel's Chaim Sheba
Medical Center has selected PerkinElmer, Inc.'s neonatal screening technology to create a comprehensive newborn screening program that is intended to cover every child born in Israel. PerkinElmer's clinical diagnostics division is represented throughout Israel by Healthcare (via Gamidor) together with PerkinElmer's regional distributor HVD Vertriebs Gmbh ("HVD").

Under the terms of this transaction, PerkinElmer, via Gamidor and HVD, will provide the State of Israel with instrumentation, reagents, scientific expertise, and an informatics system that will enhance Israel's neonatal screening and data management capabilities. The system will allow the Sheba
Medical Center to implement a comprehensive solution that will electronically track laboratory workflow from sample receipt and preparation, through the analytical steps, to quality control review, reporting and follow-up.

The contract will fulfill a recent mandate by the Medical Research
Infrastructure Development and Health Services Fund to substantially expand its newborn screening program to cover Israel's entire population and increase the number of tests that will be screened for indications of disease.

                                     - 21 -

     RECENT DEVELOPMENTS

     NEXGEN TRANSACTION

On November 29, 2006, Healthcare signed a Letter of Intent with NexGen Biofuels,
Inc. ("NexGen"), and Gamida that provided for (i) the transfer to Healthcare of
NexGen's assets relating to the ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration for a controlling stake in Healthcare and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration for all of Gamida's shares in
Healthcare. The Letter of Intent further contemplated that the number of shares to be issued in consideration for NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

On January 16, 2007, Healthcare signed a definitive agreement with NexGen and
Gamida for the purchase of NexGen's assets and the sale of its current business.

Under the terms of this agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm. On May 4, 2007, Healthcare received a valuation report concerning NexGen's assets from American Appraisal Associates that valued such assets at approximately $ 58 million.

The contemplated transaction also includes the purchase by Gamida of
Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare.

Until 180 days following the Closing date, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional Healthcare shares at a price per share of $1.50.

Closing of the transaction is subject to the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District
Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement announced today will close.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The following is a table of the Company's principal capital expenditures for the last three years.

                                         In thousands of U.S. Dollars
                                       -------------------------------
                                        2006        2005          2004
                                       -----       -----         -----

Fixed Assets                           1,018         936          313
Investments in other companies             -         150            -
Total                                  1,018       1,086          313

     The figures do not include Savyon, which, under U.S GAAP, is presented according to the equity method.

     For information concerning material acquisitions and divestitures of business interests by the Company, see Item 4. "Information On The Company - A.
History and Development of the Company" and Item 7. "Major Shareholders and
Related Party Transactions".

                                     - 22 -

     B.   BUSINESS OVERVIEW

GENERAL

     The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing in
Israel of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

     The Company distributes its own products as well as products from other manufacturers, including some of the leading in vitro diagnostics and scientific companies in the world (such as Dade- Behring and Amersham), which enhances the
Company's international commercial contacts and access to marketing know-how and expertise. The Company also believes it is well placed in Israel's scientific community, particularly in the biotechnology sector, which allows for opportunities to participate in investment and scientific cooperation with others seeking commercial implementations for their technological achievements.

     By being both a developer and distributor of products, the Company believes it is well situated to gain an understanding of the needs of the market. The
Company further believes that this position also creates opportunities for strategic partnerships in marketing and joint manufacturing. The Company remains focused on streamlining and consolidating its business operations in Israel.

     As a result of its vertical integration, the Company is able to develop new products based on market needs identified by the Company's in-field sales force, test the release of new products in Israel and internationally, commercially manufacture such products in highly regulated production facilities and then market the products worldwide using its international network of distributors.
The Company believes that this approach makes it attractive to third parties in need of diagnostic test marketing and distribution, as well as to third parties in need of contract research and development and/or manufacturing services.

     On December 31, 2002, the Company and Pronto entered into an agreement with the Levine Family LP ("LF"), controlled by Dr. Martin Lee to establish Savyon as a newly organized Israeli company to acquire Pronto's clinical laboratory diagnostics business. The Company and LF each own fifty percent of Savyon. Mr.
Daniel Kropf was appointed chairman of the board and Dr. Lee was appointed as its chief executive officer. See Item 4 - "Information on the Company --A.
History and Development of the Company."

MANUFACTURING - SAVYON - www.savyondiagnostics.com

     The manufacturing activities of the Company are primarily conducted by
Savyon.

     The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste &
Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999." The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately, $2.9,
$3.2 and $3.1 million in 2006, 2005 and 2004, respectively -, and to the best of
Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon also manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific markets of the clinical diagnostics market and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD), particularly for the serological diagnosis of chlamydial infections and of respiratory tract infections (RTI), and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 13485:2003 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility.
Savyon has not experienced any difficulty in obtaining supplies to date, as there are many available suppliers including chemical companies for reagents and antibodies and for other supplies.

                                     - 23 -

     During the past three fiscal years, the main categories of products manufactured by Savyon have been medical diagnostic kits and related products.
Savyon's current products include enzyme linked immunosorbent assay (ELISA) test kits, micro-immunofluorescence techniques (MIF), immuno peroxidase assays (IPA),
Uriscreen(TM) - a rapid screening tool for over-the-counter and point of care testing, and rapid tests for the diagnosis of certain infectious diseases. As established above, Savyon believes it is a market leader in the sero-diagnosis of chlamydial infections. Savyon's products are used by medical laboratories, physicians, other healthcare providers and research laboratories worldwide.

     A separate line of products is based on lateral flow immuno- chromatography technology. Savyon manufactures and sells pregnancy tests and ovulation kits to six distributors around the world, mainly in north America.

     Savyon's newest over the counter (OTC) and point of care (POC) product, the
SavvyCheck test, which has received CE registration, is for the diagnosis of
Vaginal Yeast Infections. The SavvyCheck test will be sold worldwide through newly established distribution channels to pharmacies, health clinics, and physicians. The Company received CE registration but has not yet applied to the
FDA for approval.

     Savyon is also engaged in the production of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans
(some cancers, thrombosis, cystic fibrosis and certain other diseases), facilitating early diagnosis, treatment or medical intervention. GamidaGen developed Pronto(TM), a molecular biology based technology for the detection of single nucleotide polymorphisms (SNPs) that is currently used for genetic screening and testing of certain human genetic disorders.

SAVYON - DIAGNOSTIC TECHNOLOGY AND PRODUCTS

     The following is a summary description of the technologies underlying the diagnostic products currently manufactured by Savyon.

     Savyon's diagnostic kits are designed for the simple and accurate conduct of a range of diagnostic tests utilizing enzyme immunoassay (EIA) and micro-immunofluoresence techniques and rapid tests. Immunoassays are diagnostic techniques which detect the presence or absence of a specific disease by measuring the amount of a specific antibody (indirect tests) or antigen (direct tests) in a patient's blood sample or other body fluids through the introduction of a specific antigen or antibody into the sample. The manufactured tests are highly sensitive and highly specific.

     The immune systems of humans and animals respond to an antigen (a foreign substance such as a virus or bacterium) by producing antibodies that react to and bind with specific antigens. The EIA technique uses the linking of enzymes to antibodies or antigens to create measurable color reaction marking the presence of specific antibodies or antigens. EIAs may be classified into various categories based upon methodological difference.

     In general, EIAs require reagents to be mixed in discrete steps and, at some point during the assay, involve a physical separation of antibody bound from excess enzyme reagent. Several technologies exist for this separation step.

     The three principal types of antibodies for certain specific infections are: IgM - which appears mainly the first time the body is infected by the infective agent, very close to the onset of the disease, and persists for a limited period of time varying from one infection to another; IgG - which appears and remains in the bloodstream even after the disease disappears; and
IgA - which appears in both blood and body secretions and generally persists as long as the infective agent remains and disappears shortly after the pathogen leaves.

                                     - 24 -

     Savyon manufactures highly specific immunoassays, SeroCT(TM), SeroCP(TM)
and SeroCP Quant that are utilized for the detection of antibodies specific to chlamydia. Chlamydia is an intracellular bacterium that causes acute and chronic respiratory and sexually transmitted diseases in mammalian and avian species.
There are four types of chlamydia: C. trachomatis, C. pneumoniac, C. psittaci and C. pecorum. Chlamydia trachomatis is one of the most common causes of sexually transmitted diseases in the world. It is mostly asymptomatic and therefore difficult to diagnose. This pathogen requires accurate diagnosis and specific treatment with antibiotics. Its related complications, which may occur if it is improperly diagnosed and consequently mistreated, include trachoma, pelvic inflammatory disease, mechanical infertility (adhesions of the fallopian tubes) and respiratory disorders or eye infections to the newborn of infected mothers. Chlamydia is a major cause of pneumonia and it is also associated with upper and lower respiratory tract infection.

     Savyon also manufactures SeroFIA(TM) Chlamydia IgG, IgA and IgM diagnostic kits, which are based on the MIF assay methodology. This method uses a U.V.
fluorescence microscope for the detection of "fluorescence staining" of glass slides fixed with chlamydia particles onto which the human antiserum to be tested is applied, followed by a specific fluorescent probe. This assay methodology is considered to be the gold standard in chlamydia serology. The MIF technique allows for differential determination of chlamydia pneumoniae, trachomatis and psittaci antibodies in human serum.

     In addition, Savyon manufactures SeroMP(TM) IgG, IgM & IgA diagnostic kits for the serological diagnosis of mycoplasma pneumoniae infections, one of the leading causes of atypical pneumonia. The test kits are based on M. pneumoniae membrane proteins and improve the diagnostic value of M. pneumoniae infection
(more specifically, identification of the phase of disease) by enabling the specific detection and differential determination of the M. pneumoniae IgG, IgM and IgA antibodies. The test kits further provide semi-quantitative results for easier interpretation and follow up.

     SeroPertussis(TM) is a diagnostic kit that tests for whooping cough
(pertussis), a highly contagious bacterial respiratory tract infection associated with bordetella pertussis bacilli. Pertussis is an endemic disease, but epidemics occur every 3 - 5 years. In the USA, 5000 - 7000 cases are reported each year. The incidence of pertussis has been greatly reduced by mass vaccination; however, even in countries with high vaccination coverage, the disease is re-merging. Worldwide, nearly 50 million cases of pertussis are diagnosed annually and about 350,000 people die of the disease.

     In order to improve the diagnostic value of bordetella pertussis infection,
Savyon has developed the SeroPertussis(TM) IgA/IgM and IgG kits. The kits utilize specifically enriched fraction as antigens, allowing sensitive detection of IgA and/or IgM antibodies and the semi-quantitative determination of IgG antibodies to bordetella pertussis, thus enabling immune response follow-up of patients and determination of their immune status.

     In 2003 a new line of products was established aimed at the OTC market.
This line includes a test for the detection of vaginal yeast antigens, based on lateral flow immuno-chromatography technology. In 2004 two product lines, pregnancy tests and ovulation kits, both based on the same technology, were transferred to our production facility.

     Savyon also markets the Quickstripe(TM) product line, which is produced by other manufacturers. The QuickStripe(TM) tests are rapid, quantitative one-step systems based on immuno-chromatographic technology. QuickStripe (TM) tests consist of a compact cassette-like plastic card which includes the components required to run the test, including a built-in procedural control to enable accurate results. QuickStripe(TM) tests are easy to use, require no instrumentation or procedures other than adding the sample to be tested to the kit and are therefore particularly suitable for use in physicians' offices, hospital emergency rooms and urgent cases. QuickStripe(TM) test results are usually obtained within less then an hour, and generally provide a
"positive/negative" result.

     Savyon also manufactures Uriscreen(TM), a test kit for the rapid screening of urinary tract infections which is an easy-to-use, inexpensive and highly sensitive test that can be carried out in a few minutes. The Uriscreen(TM) is based upon a catalase-based enzyme test which allows for rapid screening as compared with the traditional culture-based tests involving waiting periods of
24-48 hours.

                                     - 25 -

     The following charts summarize Savyon's principal commercial diagnostic products:

                      SEXUALLY TRANSMITTED DISEASES (STDS)

PRODUCT                                 DESCRIPTION
-------                                 -----------

SeroCT(TM)          A peptide based enzyme-linked immunosorbent assay for the
IgG, IgA            specific detection of IgG or IgA antibodies species specific to chlamydia trachomatis in human serum.

SeroFIA(TM)         An immunofluorescence assay for the detection of IgG or IgM
Chlamydia IgG,      or IgA antibodies specific to C. trachomatis, C. pneumoniae
IgM, IgA            and C. psittaci in human serum.

SeroELISA(TM)       An enzyme-linked immunosorbent assay for the detection of
Chlamydia  IgG,     IgG or IgA or True IgM antibodies specific to chlamydia.
IgA, TRUE-IgM

SeroHSV(TM) IgM     An enzyme-linked immunosorbent assay for the qualitative
                    detection of specific IgM antibodies to herpes simplex virus type 1 or 2 in human serum.

                       RESPIRATORY TRACT INFECTIONS (RTIS)

PRODUCT                                 DESCRIPTION
-------                                 -----------

SeroCP(TM) IgG,     An enzyme-linked immunosorbent assay for the qualitative
IgM,IgA             detection of IgG or IgM or IgA antibodies specific to C.
                    pneumoniae in human serum.

SeroCP Quant IgG,   An enzyme-linked immunosorbent assay for the
IgA                 semi-quantitative determination of IgG or IgA antibodies
                    specific to C. pneumoniae in human serum.

SeroMP(TM) IgG,     An enzyme-linked immunosorbent assay for the detection of
IgM, IgA            IgG or IgM or IgA antibodies specific to mycoplasma
                    pneumoniae in human serum.

SeroPertussis(TM)   An enzyme-linked immunosorbent assay for the
IgA/IgM, IgG        semi-quantitative detection of IgG antibodies and IgA/IgM
                    antibodies specific to bordetella pertussis in human serum.

SeroFIA(TM)         An immunofluorescence assay for the detection of IgG or IgA
Chlamydia IgG,      or IgM antibodies specific to C. pneumoniae, C.
IgM, IgA *          trachomatis and C. psittaci in human serum.

SeroELISA(TM)       An enzyme-linked immunosorbent assay for the detection of
Chlamydia IgG,      IgG or IgA or True IgM antibodies specific to chlamydia.
IgA, TRUE-IgM *

     o    Savyon's SeroFIA(TM) Chlamydia and SeroELISA(TM) Chlamydia kits may be used for the diagnosis of both STDs as well as for the diagnosis of
          RTIs.

                                     - 26 -

                         URINARY TRACT INFECTIONS (UTIS)

PRODUCT                                 DESCRIPTION
-------                                 -----------

URISCREEN(TM)       A rapid UTI screening test for bacteria and the presence of somatic cells in human urine.

                                 QUICKSTRIPE(TM)

PRODUCT                                 DESCRIPTION
-------                                 -----------

Strep A             A rapid, visual assay for the detection of streptococcal
                    Group A antigen from throat swabs.

Hepatitis B         A rapid, visual assay for the detection of hepatitis B
                    surface antigen (HbsAg) in human serum. hepatitis B affects the liver, can be fatal and is transmitted either through
                    sexual contact or by infected blood.

Chlamydia Ag        A rapid, visual assay for the detection of chlamydia
                    trachomatis antigen in endocervical, urethral, or male urine specimens.

hcg                 A rapid, visual assay for the detection of human chorionic gonadotropin (hCG) in human serum or urine (a pregnancy
                    testing kit).

PregnanStick(TM)    A rapid, visual assay for the detection of human chorionic gonadotropin (hCG) in human serum or urine (a pregnancy
                    testing kit).

Savvy check         Vaginal Yeast infection - A rapid visual assay for the
                    detection of vaginal yeast antigen from the vaginal swabs in women symptomatic for vaginitis.

THE COMPANY - TECHNOLOGY AND PRODUCTS FOR GENETIC SCREENING AND TESTING

     The proprietary ProntoTM technology for the rapid detection of point mutations and SNPs in DNA sequences is an accurate, user friendly, ELISA-based technology, suitable for medium and large scale screening. This molecular biology based technology enables the mass screening of genetic material for mutations, and has applications in many fields, including human healthcare, pharmacogenomics research and agriculture. Based on this technology, the
Company, through GamidaGen and Pronto, developed over 15 diagnostic kits for carrier-screening, pre-natal diagnosis, and a selection of genetic pre-disposition to certain diseases.

     For carrier-screening and pre-natal testing, the Company developed a panel of kits that test for the most common disease-associated genes in Israel's diverse population (e.g. cystic fibrosis, Canavan, gaucher, Bloom syndrome and
Fanconi anemia). Such kits are used in many genetic testing centers in Israel for identifying prospective parents who may be carriers of mutations in genes associated with these diseases. The Company further developed a kit that tests for genes associated with cystic fibrosis, in order to address the needs of different European populations by testing different mutations in the same disease-associated gene in people from varying ethnic backgrounds.

     The Company also developed pre-disposition tests for certain diseases.
Among these test is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden ("Factor
V"), which is the most common hereditary blood coagulation disorder in the
United States, the prothrombin ("Factor II") mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T ("MTHFR"). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. The Company developed further tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer's disease).

                                     - 27 -

     The Company's products in this field are intended for clinical laboratories carrying out diagnosis of a variety of genetic defects and, in particular, for
Israeli, Arab, Jewish and ethnic European populations. In addition, the
Company's products are used in clinical laboratories performing pre-disposition testing (thrombosis, hemochromatosis, certain cancers and several other diseases and conditions). Under an agreement executed in September 2003 (the "PDL
Agreement"), exclusive rights for the exploitation of the Pronto(TM) product range outside Israel have been licensed to Pronto Diagnostics Ltd. PDL, a company founded by Dr. Nir Navot, formerly an employee of GamidaGen and latterly
Chief Executive Officer of Pronto. Gamidor continues to distribute the products in Israel, having also reserved a right of first refusal for handling there any new products that PDL develops but does not market itself. Subject to certain conditions, the manufacture of the product line for Gamidor continues to be assigned to Savyon.

     The following charts summarize the Company's principal commercial products for genetic screening and testing:

                    CARRIER SCREENING AND PRE-NATAL DIAGNOSIS

PRODUCT                                      ASSOCIATED DISEASE GENE
-------                                      -----------------------

Gaucher                                Gaucher (glucocerebrosidase)

FMF                                    Familial Mediterranean Fever (Pyrin)

Canavan                                Canavan (Aspartoacylase)

Bloom/Fanconi                          Bloom's syndrome (BLM); Fanconi Anemia C (FACC)

CF Basic; CF  Open; CF Euro 1          Cystic Fibrosis (CFTR)

FD                                     Familial Dysautonomia (IKBKAP)

2 GeneScreen                           Mucolipidosis type IV (ML IV), Niemann-Pick types A+B

4 GeneScreen                           Canavan, BLM, FACC, FD

Tay Sachs                              Tay Sachs (hexosaminidase)

                                     - 28 -

                       GENETIC PRE-DISPOSITION TO DISEASE

PRODUCT                                          ASSOCIATED DISEASE GENE
-------                                          -----------------------

Brca                                   Pre-disposition to breast cancer and ovarian cancer (Brca1, Brca2)

ApoE                                   Hyper-cholesterolemia (Apolipoprotein E)

APC                                    Pre-disposition to colorectal cancer

ThromboRisk (TM)                       Increased risk of thrombosis (Factor V, Factor II, MTHFR)

Factor V                               Increased risk of thrombosis

MTHFR                                  Increased risk of thrombosis

Factor II / Prothrombin                Increased risk of thrombosis

Hemochromatosis                        Hemochromatosis\ iron overload (HFE)

                                 DNA EXTRACTION

PRODUCT                                                USAGE
-------                                                -----

DNA extraction kit (from human         Rapid DNA extraction for use in diagnostics
whole blood)                           and research laboratories

RESEARCH AND DEVELOPMENTS -SAVYON

     The Company, through Savyon mainly, is engaged in certain research and development activities as detailed below. See Item 5D "Operating and Financial
Review and Prospects - Research and Development Grants." These activities include certain new projects in the diagnostic field. Savyon's gross research and development expenditures were approximately $671, $645 and $626 thousand for the years 2006, 2005 and 2004, respectivly and represents Savyon's effort in developing new products.

PATENTS

     The Company's policy generally is to secure patent and design protection for significant aspects of its products and technologies, as well as contractual obligations - including confidentiality and proprietary rights undertakings -
with employees and distributors. There can be no assurance as to the degree of protection these measures may or will afford.

     The Company is actively involved in research and has secured or is seeking patent and trademark protection for various aspects of its developments.

     In the genetic field, the Company has seven granted patents that it utilizes in producing its products (three of which have been assigned to PDL under the PDL Agreement). The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United
States and one is registered in Europe (national phase). All of them expire between 2012 and 2014.

                                     - 29 -

     In the serologic field, during 2004 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company's Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

     In both the genetic and the serologic fields, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and, therefore, will not be renewed.

     There can be no assurance that patent applications will result in issued patents or that patents will not be circumvented or invalidated or that, if granted, they will provide any material benefit to the Company. The Company may be adversely affected by the costs of, or delays in, any litigation which may be required to protect patents and there can be no assurance that the Company will ultimately be successful in any such litigation. There can be no assurance as to the risk of infringing the patent rights of others.

     The Company, directly and/or through certain of its subsidiaries and affiliates, is also the exclusive licensee of issued (or applications pending relating to) patents and designs of certain research institutions and other third parties in Israel and certain other countries (including under the Patent
Cooperation Treaty). The terms of such licenses are generally non-exclusive, subject to payment of royalties, including minimum annual royalties. See Item
10. "Additional Information - C. Material Contracts".

     MARKETING AND SALES - GAMIDOR GROUP, DANYEL AND SAVYON

     The Company's marketing and sales activities in Israel are conducted by the
Gamidor Group in the fields of clinical diagnostic laboratories and laboratories in general and by Danyel in the field of biotech research. The Company's sales and marketing activities worldwide (other than in Israel) are conducted by
Savyon.

     MARKETING AND SALES IN ISRAEL

     CLINICAL DIAGNOSTICS LABORATORIES - GAMIDOR GROUP - www.gamidor.com

     The Company markets products, reagents and systems to clinical diagnostic laboratories and doctors' offices in Israel through the Gamidor Group.

     The Gamidor Group provides diagnostic systems, accessories, disposables and services to clinical laboratories, including for example genetic, pathology and hematology laboratories, as well as near-patient testing devices to doctors'
offices and supplies for industrial laboratories. Its customers generally consist of technicians and managers of such laboratories, the quality control departments of industrial firms, the Ministry of Health, administrators in HMO's
(Israeli health insurance organizations), private health care institutions and the Ministry of Defense.

     The Gamidor Group distributes its products from various sources worldwide.
Among its suppliers are Dade Behring, IRIS, Oxoid, Perkin Elmer Analitycal &Life
Sciences-, Pharmacia Diagnostics and Ventana Medical. The Gamidor Group's
relationships with such suppliers are generally based on detailed written agreements, granting exclusive or non-exclusive distribution rights in Israel, in most cases subject to the attaining of certain minimum annual performance levels. Although the terms of some such written agreements have elapsed, the business relationships with the suppliers concerned are maintained and new contracts are negotiated for extended periods.

     The Gamidor Group is also exclusively responsible in Israel for making available to clinical laboratories the external assessment programs of the
College of American Pathologists.It additionally markets software programs for diagnostic and related educational purposes.

     The Gamidor Group, moreover, distributes certain expensive items of capital equipment, such as the Microscan instrument of Dade Behring, TOA's Sysmex coagulation systems (through Dade Behring) and the IRIS automated microscopy system. The Gamidor Group provides certain customers with such instruments for a period of three to five years, during which time such customers undertake to purchase minimum monthly quantities of reagents from the Gamidor Group at prices which take into account the values of both instruments and reagents. Throughout such period, the Gamidor Group retains ownership and is entitled to re-possess such instruments. The terms and conditions of these arrangements are generally agreed in writing.

                                     - 30 -

     In addition, the Gamidor Group acts in Israel pursuant to a written agreement as the sole and exclusive agent and technical support contractor for the automated laboratory specimen handling systems of Lab-Interlink Canada,
Inc.. In this capacity, Gamidor in 2000 entered into an undertaking with
Labotix's for support to the customer, Maccabi Medical Healthcare Services, and to meet certain technical service, support, training and related obligations provided for on its part in the Turnkey and Service & Support Agreements made between Labotix and Maccabi in connection with the first installation in Israel of one such system.

     BIOTECHNOLOGY RESEARCHERS - DANYEL - www.danyel.co.il

     The Company markets instruments, devices, systems, compounds, reagents and services to biotechnology researchers in Israel through Danyel. Such products include -

Genomic-sequencing - genotyping, single nucleotide polymorphism (SNP) analysis and DNA microarray methodologies;

Proteomics - analytical instruments for taking any step in protein purification and characterization processes, such as columns/media for chromatography evaluation software systems for analyzing interacting bio-molecules, and, a high throughput 2-D electrophoresis workstation including an automated spot picker and a MALDI_TOF mass spectrometer;

Bio-plast division - disposable devices for immunology, cell culture and molecular biology for research laboratories and biotech industries;

Danyel also imports and markets a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, consumable products in the fields of cell culture, molecular biology and immunology, and analytical and laboratory systems such as spectrophotometers, fluorometers, electrophoresis equipment and consumables.

     Danyel represents and distributes products manufactured by leading companies from around the world, including Ge Healthcare (formerly Amersham
Biosciences), BiaCore, Ciphergen, Dynal Biotech, Nunc, Nalgene, JRH Biosciences,
Tc Tech and Biotage ( Pyrosequencing).

     MARKETING AND SALES WORLDWIDE - SAVYON

     Savyon markets its diagnostic products through the Company's subsidiaries, affiliates and in-house marketing organizations as well as through independent distributors and, in certain cases, OEM arrangements. Savyon's continuing strategy has been to utilize the Company's own marketing organization while relying on independent distributors, which presently account for the majority of sales of such products.

     Sales of Savyon's diagnostic products in Israel have been made mainly through the Gamidor Group. Elsewhere, such sales have to date been made mainly to Germany, France and other Western European countries and to the United
States, primarily through local distributors. Savyon also currently markets these products through distributors in Australia, Austria, Belgium, Cameroon,
Canada, China, Dominican Republic, Finland, Greece, Italy, Japan, Latvia,
Lithuania, Moldavia, Nigeria, Norway, Peru, the Philippines, Russia, South
Africa, Spain, Switzerland, Taiwan, Thailand, The Netherlands, Turkey and
Venezuela. The relationships with Savyon's distributors are, in certain cases, regulated by written distribution agreements and, in some instances, by distributorship arrangements which are non-binding on the distributor.

     Under Savyon's distribution agreements, the distributors are generally granted exclusive or non-exclusive rights to market Savyon's products in limited territories for specified periods. These agreements usually require minimum purchase commitments and, in certain cases, are automatically renewable for additional periods, subject to satisfaction of defined minimum purchase obligations. Some such agreements also grant the distributor certain rights of first refusal for additional distribution rights. Distributors are typically required to undertake confidentiality and proprietary rights protection obligations. Savyon's distributorships are not normally on a consignment basis.

                                     - 31 -

     The Company's products for genetic screening and testing have been commercially sold in Israel since January 1997 through Gamidor. Exclusive rights for the exploitation of the Pronto(TM) product range outside Israel have been licensed to PDL during 2003.

     MAJOR SUPPLIERS

     During 2006 and 2005, purchases from one of Danyel's suppliers, Amersham
Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 25% and 26% respectively of the Company's annual cost of sales. In addition, during 2006 and 2005, purchases from one of the Gamidor
Group's suppliers, Dade Behring, accounted for 25% and 15% respectively of the
Company's annual cost of sales. A significant decrease in the level of the
Company's sales to these customers could adversely affect the Company's business and financial results.

     MAJOR CUSTOMERS

     Sales to three HMO's in Israel, namely Maccabi, Clalit and Meuhedet accounted respectively for 12%, 16% and 3% of the Company's annual sales during
2006, and 12%, 16% and 3% of such sales in 2005.

COMPETITION

SAVYON

     Competition in the diagnostic products field is intense and the market is dominated by major diagnostic companies. The market itself is fragmented, in that there are many products available for testing a large number of diseases, which are produced by many small and medium sized manufacturers, including companies with substantially greater financial and other resources than the
Company. Although the Company expects the market for diagnostic testing of sexually transmitted and infectious diseases to grow, it also expects that additional companies will enter this field.

     The Company's strategy is to look for high growth niches, to concentrate on markets not competitively dominated or crowded and to ascertain market needs before commencing development of new products and technologies. The Company attempts to compete through its technology, short time-to-market, rapidness of assay, quality and price.

     In the area of chlamydia Savyon competes with such multi-national companies in the direct testing field as Abbott (LCR, Ag), Biomerieux, Roche (PCR), Syva and Unipath, which produce diagnostic products for the detection of chlamydia antigens. Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Medac in Germany, Orgenics in Israel, MRL in the
United States and LabSystems in Finland. Savyon's SeroMP (micoplasma pneumoniae)
products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan.

     The QuickStripe(TM) products marketed by Savyon compete mainly with products produced by companies such as Quidel (USA), Sentinal Diagnostics
(Italy), Agen (Australia), SA - Scientific (USA), Oxoid / Unipath (UK), Syntron
(USA) and Veda Lab (France), although there are many others.

     The Company's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics in Belgium and Third Waves Technologies,
Myriad Genetics, Affymetrix, Orchid BioSciences and Roche in the United States.
The Company's indirect competitors in this field include numerous small scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that its market share in this field represents a very small portion of the total market.

                                     - 32 -

DANYEL

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan
(Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec
(Tecan) and Saifan (Pe Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological
Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal year 2006 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

GAMIDOR GROUP

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover
(J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Sorin for microbiology products; Teva
Medical (Nequas) for quality control products; Dyn Diagnostics (Roche) and
Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal year 2006 the Gamidor Group accounted for a significant portion of the Israeli pathologygenetics, hemostasis products market and a lesser portion of the Israeli market for the Group's other products.

MARKET OPPORTUNITIES

     MARKET DEFINITION: In vitro diagnostics (IVD) refers to the detection of various substances found in body fluids such as whole blood, plasma, serum, urine or saliva. In vitro, as distinguished from in vivo, refers to tests performed outside of the body. These are undertaken in a number of different clinical settings including hospital laboratories, commercial laboratories, doctors' offices, ambulatory care centers and consumers' homes. Due to its important role in the diagnosis and treatment of patients, in vitro diagnostic testing is an integral part of cost efficient, high quality patient care.

     The in vitro diagnostics market is large and essentially mature, with revenues of over $20 billion. The Company believes that its moderate level of growth is directly attributable to structural changes within the clinical laboratory sector. Hospital laboratories are radically restructuring to lower costs and improve productivity by way of liaison with in vitro diagnostics manufacturers. They seek integrative technological solutions that automate all or a significant portion of their testing workloads.

     The Company anticipates that the pressure on clinical laboratories to reduce the costs of in vitro diagnostic testing, coupled with the sluggish state of the market, may result in a consolidation among in vitro diagnostics suppliers. The Company expects the point of care and over-the-counter diagnostics markets to grow at a higher rate than the traditional in vitro diagnostics market, however. For further details as to the Company's current engagement in both areas, see below: "Market Segmentation - (end-user /
product)".

     NEW BUSINESS OPPORTUNITIES: By being both a developer and distributor of products, the Company believes it is able to gain an understanding of the needs of the market. The Company further believes that this position also creates the opportunity for strategic partnerships in marketing and joint manufacturing. As a result of its vertical integration, the Company is able to develop new products based on market needs, test the release of the products in Israel and internationally, and further market the products worldwide. This approach makes
Healthcare attractive to third parties in need of test marketing and distribution in Israel.

     The following markets of the laboratory, point of care and over-the-counter markets are areas which the Company believes offer future market opportunity and are envisaged as growth areas, conforming to current product lines and technologies of the Company, as well as those under development.

                                     - 33 -

     MARKET SEGMENTATION (END-USER / PRODUCT): The Company provides diagnostic tools to laboratory professionals and at point of care sites in Israel and worldwide. The Company also provides over-the-counter kits for the diagnosis of certain infectious diseases.. The Company's medical diagnostic kits for certain sexually transmitted and infectious diseases are sold primarily to commercial laboratories and hospitals, which use them to perform tests requested by physicians. The Company's QuickStripe(TM) products are addressed to the point of care markets, emergency rooms, urgent medical care and doctors' offices. While the SeroFIA(TM) Chlamydia kits are generally used by professionals in reference laboratories, the Company's SeroELISA(TM) Chlamydia, SeroCT and SeroCP Kits are
mainly used by large institutional laboratories employing automated ELISA processors.

GOVERNMENT REGULATIONS

     Government Regulations

     The FDA of the United States as well as the IVDD European Directive , the
Health Authorities in Canada and the Ministry of Health in Israel impose substantial regulations on the manufacture of diagnostic products and must register these products before they can be marketed. In their evaluation process, such governmental bodies require lengthy and detailed laboratory and clinical testing procedures and manufacturing data for in vitro diagnostic products.

     The conduct of clinical testing is presently covered by extensive regulations designed to protect research subjects and to ensure the validity of the test data. Government regulation may impose costly procedures upon the
Company and may delay or prevent the marketing of certain of the Company's products.

     Failure to obtain, or delays in obtaining, approvals of products would prevent or delay the commercial development of such products and could have a material adverse effect on the business of the Company. When the FDA and comparable regulatory bodies of other jurisdictions approve the sale of a product, their regulations apply to the manufacturing and marketing of such product.

     The manufacture, distribution and sale of in vitro diagnostics products, such as the Company's test kits, require compliance with regulations which, generally, are less difficult to comply with than those covering therapeutic products. The FDA and similar agencies have substantial regulations applying to the testing, marketing (including export) and manufacturing of products to be used for the diagnosis of disease. The registration of the products by each governmental body is defined by the classification of the product. In the United
States, many diagnostic products may be accepted by the FDA pursuant to a
"510(k)" notification which establishes that the product in question is
"substantially equivalent" to similar diagnostic products already in general use. Failure to obtain acceptance under the 510(k) application process would require pre-market approval ("PMA"), a process involving lengthy and detailed laboratory and clinical testing as well as other costly and time-consuming procedures.

     The IVD European Directive uses three classifications: A, B, and NON A/B.
The A classification signifies high risk whereas B signifies moderate risk and
NON A/B signifies low risk. In Canada, the Health Authorities classify the products in four classes, where the highest number signifies the highest risk.
The Israeli Ministry of Health has no formal classification, which enables the
Company to sell throughout Europe.

     In addition, the Company has received an FDA approval for marketing a number of products in the United States, Canada and Israel. The Company is
accredited with the international quality standards of research, development and manufacturing and has received the FDA License and ISO 13485: 2003, which is recognized by IVDD European Direct, CMDCAS (Canadian Authorities), and The
Standards Institution of Israel.

                                     - 34 -

     The following summarizes the principal foreign regulatory approvals that the Company's products have received:

---------------- ------------------------------------- ---------------------- -------------------------
   CATALOG NO                 PRODUCT                    FDA APPROVED 510K        CE EUROPE 98/79
---------------- ------------------------------------- ---------------------- -------------------------
    A181-01                 SeroCT(TM) IgG                                            Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A183-01                 SeroCT(TM) IgA                                            Approved
---------------- ------------------------------------- ---------------------- -------------------------
     511-01           SeroFIA(TM) Chlamydia IgG                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     512-01           SeroFIA(TM) Chlamydia IgM                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     513-01           SeroFIA(TM) Chlamydia IgA                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     570-01            SeroFIA(TM) C. psittaci                                        Approved
---------------- ------------------------------------- ---------------------- -------------------------
     580-01           SeroFIA(TM) C. trachomatis                                      Approved
---------------- ------------------------------------- ---------------------- -------------------------
     590-01           SeroFIA(TM) C. pneumoniae                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A111-01          SeroELISA(TM) Chlamydia IgG             K915281/A                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A112-01        SeroELISA(TM) Chlamydia TRUE IgM                                   Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A113-01          SeroELISA(TM) Chlamydia IgA             K914327/C                Approved
---------------- ------------------------------------- ---------------------- -------------------------
     011-01         IPAzyme(TM) Chlamydia IgG/IgA             K910644                 Approved
---------------- ------------------------------------- ---------------------- -------------------------
     012-01         IPAzyme(TM) Chlamydia TRUE IgM           K901975/B                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    B261-01M                 SeroMP(TM) IgG                  K882596/D                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    B262-01M                 SeroMP(TM) IgM                  K895276/D                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    B263-01M                 SeroMP(TM) IgA                  K882596/D                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A191-01                  SeroCP(TM) IgG                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A192-01                  SeroCP(TM) IgM                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A193-01                  SeroCP(TM) IgA                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A291-01                 SeroCP Quant IgG                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A293-01                 SeroCP Quant IgA                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
     511-01           SeroFIA(TM) Chlamydia IgG                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     512-01           SeroFIA(TM) Chlamydia IgM                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     513-01           SeroFIA(TM) Chlamydia IgA                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     570-01            SeroFIA(TM) C. psittaci                                        Approved
---------------- ------------------------------------- ---------------------- -------------------------
     580-01           SeroFIA(TM) C. trachomatis                                      Approved
---------------- ------------------------------------- ---------------------- -------------------------
     590-01           SeroFIA(TM) C. pneumoniae                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A231-01             SeroPertussis(TM) IgG                                         Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A233-01           SeroPertussis(TM) IgA/IgM                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     101-01                 URISCREEN(TM)                     K981084
---------------- ------------------------------------- ---------------------- -------------------------
     41110               QuickStripe(TM) hCG                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41210                 PregnanStick(TM)                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41207           QuickStripe(TM) Adeno / Rota                                     Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41206            QuickStripe(TM) Adenovirus                                      Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41205            QuickStripe(TM) Rotavirus                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41209               QuickStripe(TM) RSV                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41101           QuickStripe(TM) Chlamydia Ag                                     Approved
---------------- ------------------------------------- ---------------------- -------------------------
     42013              Vaginal Yeast Test                                            Approved
---------------- ------------------------------------- ---------------------- -------------------------

     ISO COMPLIANCE

     The Company's and certain of its subsidiaries' activities in Israel have been audited by the Standards Institution of Israel and found to comply with the
Quality Management Standard ISO 13485:2003, in the following sectors: research and development, manufacture and sales of diagnostics for the detection of various pathogens (Savyon); ISO 9001:2000 for supply, service and support of biological products for research and biotechnology (the Gamidor Group and
Danyel); and biomedical supply, service and support (Gamidor).

     C.   ORGANIZATIONAL STRUCTURE

     See "Introduction" for a description of the Company's organizational structure.

                                     - 35 -

     D.   PROPERTY, PLANT AND EQUIPMENT

     The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in, Petach-Tikva, Ashdod and Rehovot in Israel.

     The Company's offices are located in Petach Tikva and are leased from
Gamida for Life (Israel) Ltd. ("Gamida Israel"), a company controlled by Gamida.
During 2006 the Company leased 136 square meters with parking for an annual rental fee of approximately $28,000, linked to the Israeli consumer price index, which includes rent and parking charges.

     The Gamidor Group's principal offices are located at the same location in
Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 325 square meters of space plus parking space for an annual rental fee of approximately $75,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group has extended and increased its lease of a warehouse in Petach Tikva to approximately
450 square meters for an annual rental fee of approximately $37,000. The extension is until September 2007.Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the
Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $29,000 (linked to the Israeli consumer price index). The agreement has been extended until May 30 2008. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental fee of approximately $19,000 for a period of five years, ending
June 30, 2008.

     The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which was extended on August 1, 2004 for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing
Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth.

     The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The Company maintains its accounts and present its financial statements in
U.S. Dollars, the currency of the economic environment in which the Company operates. The financial statements of the subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of shareholders' equity accumulated other comprehensive income or loss.

     The sales of the Company represent the sales of Gamidor Diagnostics Ltd.
and Danyel Biotech Ltd. Operational costs include the expenses of Gamidor,
Daniel, Headquarters and public company related costs. The Company's consolidated figures for the year ended December 31, 2006, 2005 and 2004 include
Savyon's results on an equity method basis.

     A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

     Revenues for 2006 were $13.6 million compared to $12.0 million in 2005.
This represents an increase in sales in the genetics and chemistry markets to laboratories and point of care sites in Israel. Revenues for these two years do not include Savyon's sales, which are presented on an equity basis. Gross profit was $4.8 million as compared to $4.4 million for 2005.

     Selling and Marketing expenses were $2.9 million in 2006 compared to $2.5 million in 2005. The increase in selling and marketing expenses in 2006 resulted mostly from commissions paid to sales personnel due to an increase in sales, and the costs of recruiting additional personnel for the pupose of selling the company's new products. General and Administrative expenses were $1.7 million both in in 2006 and 2005.

                                     - 36 -

     Operating income for the year 2006 amounted to $156 thousand compared to operating income of $110 thousand in 2005. An equity earning in affiliates amounted to $36 thousands in 2006 as compared to $ 167 thousand in 2005 and represents the Company's share in Savyon's net income.

     Net profit for fiscal year 2006 was $210 thousand or $0.03 per share, as compared to a net profit of $276 thousand, or $0.04 per share for fiscal year
2005.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

     Revenues for 2005 were $12.0 million compared to $12.1 million in 2004.
This represents stability in sales to laboratories and point of care sites in
Israel. Revenues for these two years do not include Savyon's sales, which are presented on an equity basis according to US GAAP. Gross profit was $4.4 million as compared to $4.2 million for 2004.

     Selling and Marketing expenses were $2.5 million in 2005 compared to $2.8 million in 2004. General and Administrative expenses were $1.7 million in 2005 versus $1.8 million in 2004.

     In 2005, the company was not required to record losses in Afferix as compared to an impairment loss of $100 thousand in 2004.

     Operating income for the year 2005 amounted to $110 thousand compared to an operating loss of $(555) thousand in 2004. The improvement is due to the following reasons:

-    An increase in profitability in some of our business with clinical diagnostics laboratories, as reflected in gross profits.

-    Efficiency in allocating selling and marketing efforts, which reduced costs.

-    During 2005 we did not record one time expenses as we did during 2004; such expenses in 2004 included expenses associated with the ImmvaRx transaction in the amount of $104 thousand and bad debt expenses in the amount of $102 thousand

     An equity earnings in affiliates amounted to $167 thousand in 2005 as compared to $53 thousand in 2004 and represent the Company's share in Savyon's net income.

     Net profit for fiscal year 2005 was $276 thousand or $0.04 per share, as compared to a net loss of $359 thousand, or $0.05loss per share for fiscal year
2004.

     CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, The Company's critical accounting policies are described in Note 2 to the Company's financial statements.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company maintains allowances in respect of doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

                                     - 37 -

     EXCESS AND OBSOLETE INVENTORY

     The Company writes down its excess and obsolete inventory to an extent equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future product life-cycles, product demand and market conditions. If actual product life cycles, product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     GOODWILL AND OTHER INTANGIBLE ASSETS

     We follow SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS
No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

     We perform an annual impairment test for each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

     In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period. As of December
31, 2006 no impairment charges were required.

     REVENUE RECOGNITION:

     Revenues from product sales (equipment and reagents) are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in
Financial Statements" ("SAB No. 104") when all following criteria are met:
persuasive evidence of an arrangement exists, delivery has occurred and collectibility is reasonably. All revenues are recognized once substantially all risks and rewards associated with ownership have passed, i.e. upon delivery.

     Savyon sells its products mainly through distributors, which considered end users without rights of return or any rights for price protection, exchange or stock rotation. Savyon provides warranty to the distributor only in cases the products were damaged in the shipment. According to the agreements with the distributors, the sale is definite. Therefore, revenue from distributors have been recognized on a "sell-in" basis (i.e., when the inventory is sold or delivered to the distributor).

     RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax
Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as
"more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.. The company estimates that the adoption of FIN 48 will not have any significant impact on its consolidated financial statements.

                                     - 38 -

In September 2006, the FASB issued Statement of Financial Accounting Standards
No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November
15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159
permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements

     B.   IMPACT OF INFLATION AND DEVALUATION

PRODUCT DEVELOPMENT AND MARKETING OPERATIONS

     Although a substantial portion of the Company's expenses arising from its product development and marketing operations is in U.S. Dollars or Dollar linked, the Dollar cost of such operations of the Company in Israel is influenced by the extent to which any increase in the rate of inflation in
Israel over the rate of inflation in the United States is offset by a devaluation of the New Israeli Shekel in relation to the U.S. Dollar. Inflation in Israel will increase the Company's Dollar cost of such operations and thus have a negative effect on the profitability to the Company of contracts under which the Company is to receive payments in U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

     A devaluation of the NIS in relation to the U.S. Dollar would have the effect of decreasing the Dollar value of any assets of the Company consisting of
NIS or receivables payable in NIS (unless such receivables were Dollar linked).
Such devaluation would also have the effect of reducing the Dollar amount of any liabilities of the Company payable in NIS (unless such payables were Dollar linked). Conversely, any increase in the value of the NIS in relation to the
U.S. Dollar would have the effect of increasing the Dollar value of any unlinked
NIS assets of the Company and the Dollar amount of any unlinked NIS liabilities of the Company. Similarly, the Company's gross profit is influenced by the devaluation of the Euro and NIS, in which a substantial portion of the Company's sales are made, in relation to the U.S. Dollar.

THIRD PARTY PRODUCT DISTRIBUTION ACTIVITIES

     A substantial part of the Company's third party product distribution activities is managed by the Gamidor Group and by Danyel. The Gamidor Group's
and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list, which is quoted in the suppliers' original currencies, mainly
Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor
Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivable are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

     In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars. For details of changes effected in the Israeli government's monetary policy relating to the representative rate of exchange of foreign currencies into NIS, see Item 3. "Key
Information - D. Risk Factors."

                                     - 39 -

     The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company, the devaluation of relevant foreign currencies in relation to the
U.S. Dollar, the extent to which the Company holds assets and liabilities in foreign currencies and the export programs of the Israeli government in which the Company participates. Similarly, the relationship between the Company's monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to a foreign currency or price index also affect financial results.

     C.   LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 2006, the Company had working capital of approximately $2.5 million and shareholders' equity of approximately $7.2 million. During the year ended December 31, 2006, cash flow used in operating activities was approximately $0.1 million. The Company used approximately $1.0 million of net cash flow for investing activities, mainly for purchasing diagnostic equipment for long term transactions with hospitals and HMO's in Israel. The company financed such investing activities with long term bank loans.

     At December 31, 2006 we had cash and cash equivalents of approximatly $ 0.4 million as compare to short-term bank credit of approximately $1.4 million
(including current maturities of long term bank loans) and long-term loans of
$0.6 million. The Company believes that revenues from operations, bank credits and its available cash resources will provide sufficient funds to meet anticipated cash requirements for the Company's planned operations over the next twelve months.

     D.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The Company, mainly through Savyon, is actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes.
Research and development is funded by a combination of the Company's own resources and research and development grants. The Company believes its research and development effort has been an important factor in establishing and maintaining its competitive position.

     In the genetic field, the Company has seven granted patents that it utilizes in producing its products (three of which have been assigned to PDL under the PDL Agreement). The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequencers. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United
States and one is registered in Europe (national phase). All of them expire between 2012 and 2014.

     In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and therefore will not be renewed.

     The following table shows, for each of the periods indicated, the gross research and development expenses of Savyon and the Company:

                                                                             Year ended December 31,
                                                                          -----------------------------
                                                                          2006        2005         2004
                                                                          -----       -----       -----
                                                                          (in thousands of U.S. Dollars)

Gross research and development expenses other than Savyon                 $   -       $   -       $  95
Gross research and development expenses by Savyon                           737         645         626
Portion funded by the European Union's 5th Framework  Program (FP5)
   ("The CHEMAG Project" and "The NACBO project"- detailed below)           200          75         (46)
                                                                          -----       -----       -----
Net research and development expenses by Savyon                             537         570         580
                                                                          =====       =====       =====
Net research and development expenses                                     $ 537       $ 570         675
                                                                          =====       =====       =====

                                     - 40 -

RESEARCH AND DEVELOPMENT GRANTS

     OFFICE OF CHIEF SCIENTIST ("OCS")

     Under the Company's research and development agreements with the OCS and pursuant to the Encouragement of Industrial Research and Development Law,
5744-1984, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS, up to an amount equal to the OCS research and development grants (U.S. Dollar linked and bearing annual LIBOR interest since 1999) related to such products.

     The terms of these grants impose significant restrictions on the manufacture outside of Israel or the transfer of the technology developed pursuant to these grants to any person or entity without the prior consent of the Research Committee of the OCS. There can be no assurance that such consent, if requested, will be granted impose significant restrictions on.

     To date, the Company, excluding Savyon, has received approximately $0.66 million in grants for one project for the development of genetic diagnostic kits. The Company's contingent obligations based upon the OCS project are approximately $0.48 million (excluding accrued interest) . As at December 31,
2006 the Company had paid the OCS approximately $0.18 million in royalties at a royalty rate of 3.5%.

     CHEMAG CONSORTIUM

     Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project, commenced in September 2001, into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the
European Union's 5th Framework Program (FP5) with a total budget of (euro)4.9 million. expendable over a three-year period. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2004 the
Company had received (euro)418,000 and expects to have received approximately
(euro)47,125 by the end of 2007.

     The consortium agreement and the terms of the project, require each party
(including Savyon), under certain conditions, to grant the other parties licenses and/or other user rights with respect to the intellectual property resulting from the performance of the project which it owns ("Foreground"), and with respect to certain intellectual property owned by each party in the same and/or a related field ("Background"). According to the agreement unless otherwise agreed in mutually satisfactory licensing agreements the ownership of
Savyon's Background intellectual property rights, patents, patent applications, registered designs or copyrights remains with Savyon and may not be used by any other party. The agreement further states that with regard to the exploitation of any Foreground intellectual property rights resulting from the performance of the project, whether patents, patent applications, registered designs or copyrights that a separate contract between the respective partners is to be made in a timely manner.

     NACBO PROJECT

     In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002-2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology
("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties' (including Savyon)
rights and obligations with respect to the intellectual property developed by each party throughout the project (Project IP) and certain pre-existing intellectual property of each party thereto (Pre-existing IP). Amongst others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project
IP which they own, and regarding certain of their pre-existing IP which the parties are required to identify and list in an annex to the agreement.

                                     - 41 -

     E.   TREND INFORMATION

     The form 6-k filled on May 30, 2007, which were neither audited nor reviewed for the first quarter of 2007, Demonstrate an increase in the Company's revenues vs. a decrease in net profit. Revenues for the first quarter ended
March 31, 2007 were $4.08 million, as compared to $3.59 million for the corresponding quarter last year. The increase is mainly due to more business transactions we made in the genetic, chemistry and microbiology markets. The first quarter gross profit was $1.35 million, as compared to $1.39 million in the first quarter of 2006. Net income for the quarter was $113 thousand, as compared to net income of $352 thousand for the first quarter of the year 2006.
The decrease in net income is a result of the recruitment of additional sales personnel engaged for the pupose of selling the Company's future products.

     SALES

     The following is a breakdown of the Company's total revenues according to the main categories of products sold and/or services provided and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years:

GEOGRAPHIC
   MARKET     PRODUCT CATEGORY                                2006                     2005                    2004
------------- ---------------------------------------- -------------------     ---------------------     ------------------
                                                                          In thousand of U.S Dollars
                                                       --------------------------------------------------------------------

Israel        Reagents and systems for the molecular
              biology industry                                 5,139                  4,774                   5,162

              Reagents and systems for clinical
              laboratories                                     8,517                  7,279                   6,968
------------- ---------------------------------------- -------------------     ---------------------     ------------------
TOTAL                                                         13,656                 12,053                  12,130
------------- ---------------------------------------- ------------------- --- --------------------- --- ------------------

     F.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

                                     - 42 -

     G.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of
December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods:

                                              PAYMENTS DUE BY PERIOD
                                               IN THOUSANDS OF USD

                                               less than     2 - 3      more than
Contractual Obligations              Total       1 year      years      3 years
                                     -----       -----       -----       -----

Long-Term Debt Obligations           1,115         939         176           -

Operating Lease Obligations            287         225          62           -

Accrued severance pay, net (2)          74           -           -          74

Purchase Obligations (1)                 -           -           -           -
                                     -----       -----       -----       -----

Total                                1,476       1,164         238          74
                                     =====       =====       =====       =====

(1) The Company to date has met its purchase obligations mostly due to its main suppliers and maintains certain minimum purchase requirements with its main customers.

(2) Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   DIRECTORS AND SENIOR MANAGEMENT

     The executive officers and directors of the Company are as follows:

Name                  Age        Position with the Company
----                  ---        -------------------------

Daniel Kropf          59         Chairman of the Board of Directors and Director (Class D)
Moshe Reuveni         51         Chief Executive Officer and Director (Class A)
Eran Rotem            39         Chief Financial Officer
Yacob Ofer            58         Director (Class D)
Rolando Eisen         65         Director (Class C)
Samuel Penchas        67         Director (Class B)
Israel Amir           65         Director (Class B)
Ethan Rubinstein      65         Director (Class A)
Varda Rotter          60         External Director
Elan Penn             56         External Director
Luly Gurevitch        46         Director (Class C)

                                     - 43 -

     Mr. Daniel Kropf has served as Chairman of the board of directors of the
Company since March 1996 and was also its Chief Executive Officer from January
2000 until January 2003. Following business school in Italy and training with
American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company.

     Mr. Kropf is the Secretary-General of the Centre European Juif
d'Information ("CEJI") in Brussels and, is a life-time member of the ADL
National Commission in the USA. He also serves as Chairman of two, not-for-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation and serves on the board of the Evens
Foundation. Mr. Kropf was formerly a director, Chief Executive Officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of
Turin.

     Mr. Moshe Reuveni was appointed as the Company's Chief Executive Officer in
January 2003. Mr. Reuveni has been a director of the Company since March 1996.
Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip
Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief
Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From
December 1990 to December 1999, he served as General Manager of Gamida for Life
(Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the
Company's subsidiaries: Gamidor and Danyel. Mr. Reuveni is a Certified Public
Accountant and received his B.A. in Accounting and Economics from Tel-Aviv
University.

     Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial
Officer ("CFO"). During April 2006, Mr. Rotem was appointed as a director of
Afferix Ltd. Mr. Rotem served - as a senior manager in Ernst & Young, Certified
Public Accountants, from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of
Management.

     Mr. Yacob Ofer has served as a director of the Company since March 1996, as
Executive Vice Chairman between April 1996 and May 1997 and as President and
Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since
January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in
Chemistry from Tel-Aviv University.

     Mr. Rolando Eisen has served as a director of the Company since December
1999. Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration
Ltd. since 1991, Merhav Ltd. since August 1999, I.D.B. Holdings Ltd. since
December 2000 (as an external director), and Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. Mr. Eisen received his
B.Sc. in Industrial Management from the Carnegie Institute of Technology in
Pittsburgh and participated in graduate studies towards a Ph.D. in Applied
Mathematics and Computer Science at the Northwestern University in Evanston,
Illinois.

     Professor Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he was, amongst others, the Director General of the Hadassah medical organization.
Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical
Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd. Professor Penchas also currently holds the following positions: Emeritus Professor of health administration and Associate Professor of Medicine at the Hebrew University
Hadassah Medical School, Foreign Associate of the USA Academy of
Science-Institute of Medicine and an Advisor to the Prime Minister Republic of
Srbska.

     Mr. Israel Amir has served as a director of the Company since January 2000.
Mr. Amir has also served as an external director of Dan Vehicle and
Transportation (D.R.T) Ltd, an Israeli public company and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS
Teleseker Ltd., Israel Amir consulting Ltd., SCT stem cell Technologies Ltd. and
Tele-Gal Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in
Jerusalem.

                                     - 44 -

     Prof. Ethan Rubinstein has served as a director of the Company from July
1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and as a member of the board of Agis Ltd. from 1996 to 2001. He is currently a board member of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from
Basel University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv
University.

     Prof. Varda Rotter has since October 2001 been serving as an External
Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan
University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the
Weizmann Institute of Science, Rehovot, in 1976. Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of
Technology, she joined the Weizmann Institute's Department of Cell Biology. She
was appointed Associate Professor in 1985 and Full Professor in 1992, and is now
the incumbent of the Norman and Helen Asher Professorial Chair in Cancer
Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

     Mr. Luly Gurevitch was appointed to serve as a director on December 29,
2005. Luly Gurevitch, together with the Company, founded Danyel Biotech Ltd. in
1999 and he has served as Danyel's Chief Executive Officer since then. Prior to this appointment, he was Director of Marketing and subsequently Deputy General
Manager of Gamidor Ltd. Mr. Gurevich, prior to joining the Gamida For Life Group in 1991, was the Protein Purification Product Specialist in Dexmor Ltd. He
started his career in the field of Marketing and Supporting Life Science products after 6 years' experience as an R&D and Process Development technician for Sigma Israel Ltd. (formerly Bio Makor), where he was involved in protein purification, characterization and scale -up.

     Dr. Elan Penn was appointed as an External Director of the Company in
December 2003. Since 2002, he has owned and managed a private publisher (Penn
Publishing Ltd.). Prior to that Dr. Penn was V.P. Finance of A.I- Research &
Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a
Director and the Chief Executive Officer of Sivan Computer Training Company Ltd
(traded on the TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd.
(traded on the TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla
Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. In 2005, he was appointed as a director and audit committee member of Magic software Enterprises
Ltd and Telkor power Supplies Ltd. Dr. Penn completed his PhD in Management
Science, Imperial College of Science & Technology, University of London and read
Economics at the Hebrew University of Jerusalem.

     The Company has determined that Ms. Varda Rotter and. Messrs. Rolando
Eisen, Ethan Rubinstein, Elan Penn, and Samuel Penchas are independent directors under the applicable Nasdaq and SEC regulations.

SENIOR MANAGEMENT AND EMPLOYEES

     Dr, Martin Lee, has served as the president and chief executive officer of
Savyon since January 1, 2003. He was previously a founder, Chief Executive
Director and Laboratory Director of Great Smokies Diagnostic Laboratory. Dr.
Lee's Ph.D. is in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland
Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

CONSULTANTS AND SERVICE SUPPLIERS

     Mr. Yossi Ginossar has, since November 2000, been serving as the Internal
Auditor of the Company. Mr. Ginossar has been employed by Fahn Kanne Control
Management Ltd., Tel Aviv, as an internal auditing managing partner since 1991.
Prior to that, Mr. Ginossar was employed as senior auditor at Spicer &
Oppenheim, Certified Public Accountants, Chicago, Illinois, and at Kesselman &
Kesselman, Certified Public Accountants, Tel-Aviv. Mr. Ginossar is a CPA in
Israel and a Certified Internal Auditor and Certified Fraud Examiner in the USA.
Mr. Ginossar has a B.A. in Accounting and Economy from the Hebrew University in
Jerusalem.

     There is no family relationship between any of our directors and executive officers.

                                     - 45 -

     B.   COMPENSATION

     The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2006 fiscal year and in respect of such year was approximately $870,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability
Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B.
Related Party Transactions."

     The Company may be deemed to be a "controlled company" under the applicable
Nasdaq regulations because the Company's principal stockholder owns approximately 62% of the Company's issued and outstanding shares. As such, the
Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

COMPENSATION OF INDIVIDUAL DIRECTORS

Included in the aggregate directors' and officers' compensation figure for 2006 set forth above were amounts paid pursuant to the following individual compensation arrangements:

     Mr. Daniel Kropf: In 2006, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

     Mr. Israel Amir: Mr. Amir, who serves as a director of the Company, received approximately $5,000 per month in consulting fees in 2006.

     For additional information concerning these arrangements, see Item 7,
"Major Shareholders and Related Party Transactions - Related Party and
Inter-Company Transactions."

STOCK OPTIONS

     2000 EMPLOYEE SHARE OPTION PLAN: in July 2000, the shareholders of the
Company approved the Company's 2000 Incentive Share Option Plan (the "2000
Plan") adopted by the Company's board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary
Shares of the Company were reserved for issuance under the 2000 Plan, subject to certain adjustment. The 2000 Plan was administered by the board of directors either directly or upon the recommendation of the Share Option Committee. The
Company's board of directors appointed the members of the Company's audit committee to also serve as the Company's Share Option Committee.

     On August 28, 2003 the Company amended the 2000 Plan, as detailed below, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Under the amended plan, a total of 377,500 ordinary shares of the Company are reserved and authorized for the purpose of the option plan, subject to certain adjustments. The plan is administered by the Board of
Directors, (either directly or upon the recommendation of the Share Option
Committee), which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant.
Options under the plan are issued to Israeli employees, directors, office holders, consultants, advisers and service providers of the Company and its subsidiaries.

                                     - 46 -

     On July 24, 2005, the Board of Directors issued to 8 employees Options to purchase an aggregate of 50,000 Ordinary Shares of the Company. Such options are exercisable in accordance with the provisions of the 2000 Plan, each into 1
Ordinary share of the Company, NIS 0.04 nominal value, at an exercise price of
$0.72, subject to a vesting schedule of three years, a 1/3 on each of July 24,
2006, July 24, 2007, and July 24, 2008.

     In addition, on July 24, 2005, the Board of Directors issued to two consultants in all, options to purchase an aggregate of 35,000 Ordinary Shares of the Company. Such options are exercisable in accordance with the provisions of the 2000 Plan, each into 1 Ordinary share of the Company, NIS 0.04 nominal value, at an exercise price of $0.72, subject to a vesting schedule of three years, a 1/3 on each of July 24, 2006, July 24, 2007, and July 24, 2008. Out of
such options, Mr. Luly Gurevitch was issued options to purchase 30,000 Ordinary
Shares of the Company.

     On November 5, 2006 the Board of Directors issued to Eran Rotem options to purchase 62,000 Ordinary Shares of the Company, Such options are exercisable in accordance with the provisions of the 2000 Plan, each into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.85, subject to a vesting schedule of five years, 20% on each of November 5, 2007, November 5,
2008, November 5, 2009, November 5, 2010, and November 5, 2011.

     On November 20, 2006 the Board of Directors issued to 6 employees Options to purchase an aggregate of 27,000 Ordinary Shares of the Company. Such options are exercisable in accordance with the provisions of the 2000 Plan, each into 1
Ordinary share of the Company, NIS 0.04 nominal value, at an exercise price of
$0.96, subject to a vesting schedule of three years, a 1/3 on each of November
20, 2007, November 20, 2008, November 20, 2008.

     As of December 31, 2006 options to purchase 1000 ordinary shares remain available for issuance under the plan.

     In addition, see E. "Share Ownership" below for details of certain additional options granted by the Company.

     C.   BOARD PRACTICES

TERMS OF OFFICE

     The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the two External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law,
1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders
("AGM") convened in the year 1999, Class B directors to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM convened in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM convened in the year 2002.

     At each AGM as of and following the AGM convened for the year 1999, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose terms of office have expired may be re-elected.

                                     - 47 -

     The Israeli Companies Law-1999 and requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise On March 29, 2006 the board of directors determined the minimum number to be two directors. In addition, the law was amended to require that, at least one external director have financial and accounting expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The
Company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the
Companies Law and Israeli securities laws. The Company may be deemed to be a
"controlled company" under the applicable Nasdaq regulations because the
Company's principal stockholder owns approximately 62% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of
Nasdaq Rule 4350(c) with respect to the nomination of directors.

ALTERNATE DIRECTORS

     The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. According to the Companies Law, the following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Appointment of an alternate director for a member of a committee of the board of directors is only permitted if the alternate director is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such alternate director may only be another outside director possessing the same expertise as the external director being substituted and may not be a regular member of such committee. There are currently no alternate directors.

EXTERNAL DIRECTORS

     Pursuant to Israeli law, the Company is required to appoint two external directors. These directors must be unaffiliated with the Company and its principals. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws These requirements do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their re-appointment for an additional term.

     External directors are to be elected by a majority vote at a shareholders'
meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting or that the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the Company.

     The initial term of an external director is three years and may be extended for additional periods of up to three years each, pursuant to a recent amendment to the Companies Law, provided that the audit committee and the board of directors confirm that, in light of the outside director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company. Under the Companies Law, any committee of the Board of Directors must include at least one external director, and the Audit Committee must include all if the external Directors.

                                     - 48 -

     The Companies Law details certain standards for the independence of
External Directors. These directors must be unaffiliated with the company on whose board they serve and such company's principals. They are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The Companies Law imposes an obligation on these directors to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct.

     An external director is entitled to compensation, as provided for in regulations adopted under the Companies Law, but is prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

     In October 2001, the Company's shareholders appointed Prof. Varda Rotter as an External Director, and on December 20, 2004 the shareholders re-appointed her in the same capacity. In December 2003, the Company's shareholders appointed Mr.
Elan Penn as an External Director and on December 20, 2006 the shareholders re-appointed him in the same capacity. Both Prof. Rotter and Mr. Penn have been serving as External Directors from the date of their respective appointments to date.

DIRECTORS' COMPENSATION

     The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $6,000 per person in 2006 on account of all services as directors, including participation in board and audit committee proceedings.
The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2006 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas , Mr. Rolando Eisen, and Dr. Elan Penn.

AUDIT COMMITTEE

     The Companies Law requires that certain transactions, actions and arrangements be approved in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the Companies Law and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The audit committee has a written charter which has been filed as an exhibit to this annual report.

     The Company's audit committee is comprised of Professors Varda Rotter,
Samuel Penchas and Dr. Elan Penn. The Company has determined that the members of the audit committee meet the applicable Nasdaq and SEC independence standards.
In addition, the Company has determined that Dr. Elan Penn is a financial expert as defined by the SEC.

INTERNAL AUDITOR

     Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an Internal Auditor in accordance with the proposal of the audit committee. The role of the Internal Auditor is to examine, inter alia, whether the Company's actions comply with the law, integrity and orderly business procedure. In November 2000, Mr. Yossi Ginosar was appointed as the Company's Internal Auditor. In March 2007, Mr. Yossi Ginosar was
re-appointed as such.

                                     - 49 -

     D.   EMPLOYEES

     As of December 31, 2006, the Company (directly and through its subsidiaries) employed at its facilities 114 persons, of whom 28 were employed in production, 8 in research and development and 78 in marketing, administration and management.

                                                         YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        2006     2005       2004
                                                        ----     ----       ----

Number of Employees employed by the Company in *:

Management, sales and marketing                          78        81        91

Research and development                                  8         7         8

Production                                               28        27        26
                                                        ---       ---       ---

Total                                                   114       115       125
                                                        ===       ===       ===

     * Including Savyon's employees which were 54 and 55 and 56 in fiscal 2006
,2005 and 2004 respectively.

     The Company's employees are generally required to sign a non-disclosure agreement covering the Company's proprietary information which they may possess or have access to.

     Certain provisions of the collective bargaining agreements between the
Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of
Economic Organizations (including the Industrialists' Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under collective bargaining agreements, the wages of some of the Company's senior employees are partially linked to the Israeli consumer price index. Our employees are not represented by a labor union. We have written employment contracts with our employees and we believe that our relations with our employees are good.

     A general practice in Israel, which is followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a "Manager's Insurance" fund. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% of his wages and the employer contributes an additional 13.3% to 15.8%. Notwithstanding the aforesaid, the Company is obligated to contribute funds on behalf of nearly all of its employees to a pension fund if such employees' wages are not insured under a Manager's
Insurance fund pursuant to recent Israeli labor law legislation enacted in April
2006. The Company is currently taking measures to ensure that it is in full compliance with this recent amendment. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance
Institute, which is similar to the United States Social Security Administration.

     E.   SHARE OWNERSHIP

     As of December 31, 2006, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida). See Item 7 "Major
Shareholders and Related Party Transactions - A. Major Shareholders". The
following table sets forth, as of June 28, 2007, the number of options to acquire ordinary shares owned by each of the directors and officers of the
Company, the exercise prices and termination dates of such options:

                                     - 50 -

       NAME             NO. OPTIONS     EXERCISE PRICE                      TERMINATION DATE
       ----             -----------     --------------                      ----------------

Eran Rotem               55,000 (1)         $0.38       180 days from the date of termination of Mr. Rotem's
                                                        employment agreement
                         62,000 (2)         $0.85

Moshe Reuveni            50,000 (3)         $0.35       180 days from the date of termination of Mr. Reuveni's
                                                        employment agreement

Yacob Ofer               62,500 (4)         $0.86       180 days from the date of termination of Mr. Ofer's
                                                        employment agreement

Luly Gurevitch           30,000 (5)         $0.72       60 days from the date of termination of Mr. Gurevitch's
                                                        service agreement

1.   five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

2.   five year vesting schedule: 1/5 on each of November 5, 2007, 2008, 2009,
     2010, and 2011.

3.   four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and
     2007.

4.   three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and
     2007.

5.   three year vesting schedule: 1/3 on each of July 24 2006, 2007 and 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

     The following table sets forth, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the
Company's ordinary shares, as of June 28, 2007.

                                    NUMBER OF ORDINARY    PERCENTAGE OF ALL ORDINARY SHARES
NAME AND ADDRESS                     SHARES NIS 0.04       NIS 0.04 OWNED OUTSTANDING (1)
----------------                     ---------------       ------------------------------

Gamida for Life B.V. (2)(3)
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands                           4,819,761                      62%

1.   Based on 7,792,832 ordinary shares NIS 0.04 outstanding on, June 28, 2007.
     Also see (2) below.

2.   Gamida is the principal holding company of the Gamida Group (formerly the
     Eryphile Group), which engages in research, development, production and distribution of products and services for Healthcarein various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's
     share ownership had increased by 18% in October 2001, mainly due to a private placement (See Item 4. "Information On The Company - A. History and
     Development of the Company - Recent Developments" above). During 2003
     Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction.
     Approximately 80% of Gamida's holdings in the Company are held by Bank
     Leumi Le'Israel Ltd as security for a loan advanced to Gamida by the Bank.
     So long as the Bank does not demand immediate payment of the loan (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge. However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of
     Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

                                     - 51 -

3.   Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and who served as the Company's Chief Executive Officer from
     January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

     As of June 28, 2007 there were 7,792,832 ordinary shares outstanding, approximately 80 stockholders of record and more than 300 beneficial owners of its ordinary shares

     B.   RELATED PARTY AND INTER-COMPANY TRANSACTIONS

     The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries and other matters. The management of the Company believes that the related party transactions described hereinafter (not inclusive of transactions between the
Company and its wholly-owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

SERVICES ARRANGEMENTS

     GAMIDA GROUP

     Following approval by the Company's audit committee and board of directors in November 2004, the Company's shareholders, on December 20, 2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration for the services of Mr. Daniel
Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel. No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the
Company.

     Mr. Reuveni, who took office as the Company's Chief Executive Officer as of
January 2003, is paid a monthly fee of $5,000.

     Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of
$316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the
Company received payment amounting to an annual sum of approximately $262,000
(not including subsidiaries) for the year 2006 from the Gamida Group for such services.

     Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the
Company and its subsidiaries through Gamida Israel. During 2006, Mr. Keene provided such legal services at a cost amounting to approximately $30,000.

     PROFESSOR ETHAN RUBINSTEIN

     Professor Rubinstein served as a scientific advisor to Savyon from
September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods.
The arrangement ceased at the end of December 2000.

                                     - 52 -

     During 2004, the Company's audit committee, the board of directors and shareholders, respectively, approved an aggregate payment to Professor
Rubinstein of approximately $2,000 in consideration of his engagement to attend
Procognia's board meeting in London regarding the Company's investment in
Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. In December 2004, shareholder approval for such payment was obtained.

     ISRAEL AMIR

     Mr. Amir serves as a director of the Company. He receives $5,000 per month from the Company as consultancy fees.

SUB-LEASE ARRANGEMENTS

     For details of sub-lease arrangements of and with the Company's subsidiaries, affiliates etc., see Item 2. "Information on the Company - D.
Property, Plant and Equipment."

ACQUISITION OF GAMIDAGEN LTD

     In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. ("GamidaGen"), formerly controlled by Gamida, in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the
Company agreed to assume a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V.("DMI"). DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September
2004, the Company entered into an agreement by and among DMI, the Company and
Gamida Gen pursuant to which the Company issued to DMI, 54,105 ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

SALE OF PROCOGNIA

     On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to the Company's principal shareholder,
Gamida. The material terms of the Agreement are as follows:

1.   Upon signing the agreement, Gamida paid the Company an initial payment of
     $10,000 in consideration for all of the shares in Procognia held by the
     Company (the "Procognia Shares").

2.   Gamida shall pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the Consideration") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining
     Consideration.

     Notwithstanding the above, in the even: Gamida, within one year of the execution date of the Agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares
(the "Sale"); then, Gamida shall pay the Company, upon the sale of the Procognia
Shares, all amounts received in consideration therefore (the " Year One
Consideration") up to $420,000, plus, if any, 80% of the remaining Year One
Consideration.

     The consideration of $430,000, i.e. the value of the Procognia Shares, was determined by an independent valuator.

                                     - 53 -

ASSIGNMENT OF INTER COMPANY DEBTS:

The Company's Board of Directors and Audit Committee, approved the assignment by
Gamidor to the Company all of its rights with respect to Danyel's debt to
Gamidor, in the amount of NIS 9,450,118 as satisfaction of Gamidor's debt to the
Company in the amount of NIS 9,450,118, effective as of January 1, 2005.

     C.   INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

     A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 19. "Financial Statements and Exhibits" below.

     The financial statements included under "Item 18. Financial Statements and
Exhibits" are incorporated herein by reference. The Financial Statement
Schedules listed under the Rules of the Securities and Exchange Commission but
not included herein are omitted either because they are not applicable, they are not required under the provisions of Regulation S-X or the required information is included in the Consolidated Financial Statements or the related notes thereto.

LEGAL PROCEEDINGS

     The Company is not currently involved in any material legal proceedings and there are no material legal proceedings pending against it, with the exception of a legal claim that was filed in February 2003 against the Company and Pronto, in an amount of approximately $179,000, by a former employee concerning termination of employment. On May 3, 2007, the court rejected the claimant's claim and ruled in favor of the Company and Pronto.

DIVIDEND POLICY

     The Company has never paid a cash dividend on its ordinary shares. In the foreseeable future, the Company intends to retain earnings for use in its business, but does not rule out the possibility of paying cash dividends in the appropriate circumstances. Future dividend policy will be determined by the board of directors, and will depend upon the Company's earnings and financial condition, capital requirements and other relevant factors, including the impact of the distribution of dividends on the Company's tax liabilities. Declaration of any final annual cash dividend requires shareholder approval, which may reduce but not increase such dividend from the amount proposed by the board.

     B.   SIGNIFICANT CHANGES

     See Item 5. "Operating and Financial Review and Prospects - E. Trend
Information" above.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     The Company's ordinary shares are traded in the NASDAQ Capital Market under the symbol HCTL. The following table sets forth for the periods indicated the closing representative high and low sales price quotations of the Company's ordinary shares as reported by NASDAQ. These quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

                                     - 54 -

     The following table lists the high and low market prices for the periods indicated:

FISCAL YEAR                                  HIGH       LOW

2002                                         0.68        0.2
2003                                          1.9       0.25
2004                                         1.52        0.6
2005                                         1.45       0.37
2006                                          4.3       0.39

2005                                         HIGH       LOW

First Quarter                                1.09       0.58
Second Quarter                               0.95        0.6
Third Quarter                                0.87       0.65
Fourth Quarter                               0.75        0.6

2006                                         HIGH       LOW

First Quarter                                1.31       0.39
Second Quarter                               1.06       0.51
Third Quarter                                0.99       0.63
Fourth Quarter                                4.3       0.85

MOST RECENT SIX MONTH                        HIGH       LOW

December, 2006                               2.29       1.37
January, 2007                                1.12       1.98
February, 2007                               1.69       1.29
March, 2007                                  1.25       1.55
April, 2007                                  2.03       1.24
May 2007                                     1.29       0.92

                                     - 55 -

ITEM 10. ADDITIONAL INFORMATION

     A.   SHARE CAPITAL

     Not Applicable

     B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     PURPOSES

     The Company is an Israeli public company that is subject to the Companies
Law 1999 and the Companies Ordinance. Its corporate registry number is
52-003621-1.

     The principal objects and purposes of the Company, as set forth in Section
2 of its Memorandum of Association, are to initiate, promote and advance investments and to finance such activities in projects involving research and development in the fields of healthcare, science, technology, life science, industry, medicine, agriculture and any other field.

     TRANSACTIONS REQUIRING SPECIAL APPROVAL

     An "office holder" is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person's title and any other manager who is directly subject to the general manager.

     The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The breach of such duty is governed by Israeli contract laws. The duty of care includes a duty to use reasonable means to obtain:

          -    information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

          -    all other important information pertaining to the previous actions.

The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

          -    refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

          -    refrain from any activity that is competitive with the Company;

          -    refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

          -    disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

     Each person listed in the table under "Item 6 - Directors, Senior
Management and Employees - A. Directors and Senior Management" is an office holder.

                                     - 56 -

     The Companies Law requires that an office holder disclose to the Company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

     Under the Companies Law, an extraordinary transaction is a transaction:

          -    not in the ordinary course of business;

          -    not on market terms; or

          -    likely to have a material impact on the company's profitability, assets or liabilities.

     Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company's articles of association provide otherwise. A transaction that is adverse to the Company's interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the Company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in a transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

     Approval by the audit committee and/or the board of directors is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of a fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv)
indemnification and/or insurance of Office Holders, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company).

     Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company.

     Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the Company. The shareholder approval must satisfy either of the following criteria:

          -    the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

          -    the total number of votes against the approval, among the
               shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

     For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7 - Major Shareholders and Related Party Transactions - B.
Related Party Transactions."

     Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors.
Arrangements as to compensation of directors also require audit committee approval, before board approval, and shareholder approval. The Companies
Regulations (Rules Regarding Compensation and Expenses of External Directors),
2000, ("Companies Regulations - Compensation of External Directors") regulate compensation of external directors.

                                     - 57 -

     EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     According to the Company's Articles, as amended in December 2003, the
Company may, subject to the provisions of the Companies Law, and certain qualifications set forth in the Company's Articles:

(i)  Undertake in advance to exempt any Office Holder (as such term is defined in the Companies Law and described below), from such Office Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's duty of care towards the Company.

(ii) Indemnify any Office Holder to the fullest extent permitted by the
     Companies Law.

(iii) Resolve retroactively to indemnify an Office Holder with respect to certain monetary liabilities imposed on an Office Holder pursuant to a judgment and certain reasonable legal expenses incurred by the Office
     Holder, provided that such liabilities or expenses were incurred by such
     Office Holder in such Office Holder's capacity as an Office Holder of the
     Company.

(iv) Undertake, in advance to indemnify a Company's Office Holder for the foreseeable liabilities and expenses described in section (iii) above up to a maximum amount set by the board of directors.

(v)  Enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity, with respect to (i) a violation of the duty of care of the Office Holder; (ii) a breach of the fiduciary duty of the Office Holder; and (iii) a financial obligation imposed on the Office Holder for the benefit of another person.

     The Company may, moreover, procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of the Articles and the
Companies Law.

     DESCRIPTION OF SHARE CAPITAL

     DESCRIPTION OF SHARES. Set forth below is a summary of the material provisions governing the Company's share capital. This summary is not complete and should be read together with the Company's Memorandum and Articles of
Association, copies of which have been filed as exhibits to the Annual Report.

     As of December 31, 2006, further to a Shareholders resolution to increase the authorized share capital and amend the Articles of Association accordingly, the Company's authorized share capital consisted of 150,000,000,ordinary shares,
NIS 0.04 nominal value. As of December 31, 2006, there were 7,792,832 issued and outstanding ordinary shares and no preferred shares issued and outstanding.

     DESCRIPTION OF ORDINARY SHARES. All issued and outstanding ordinary shares of the Company are duly authorized and validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. Neither the
Company's Memorandum and Articles of Association nor the laws of the State of
Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

     DIVIDEND AND LIQUIDATION RIGHTS. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid
(without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of the Company's winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. The board of directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the board of directors may determine.
Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the board of directors.

                                     - 58 -

     In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

     VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Once the creation of a class of shares with preference rights has been approved, the board of directors may issue preferred shares, unless the board is limited from doing so by the Articles of Association or a contractual provision.

     An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting)
and at such place, either within or outside the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, at least one-third of the total voting rights in the Company on the record date for such meeting. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the board of directors may determine. At such reconvened meeting, if a quorum is not present within half an hour from the appointed time, any two shareholders present in person or by proxy
(and not in default under the Articles) will constitute a quorum. Shareholder resolutions generally will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Shareholder resolutions for amending the Company's
Memorandum and/or Articles of Association, including making changes in the
Company's capital structure, approving mergers with or into the Company and/or the Company's liquidation, will be deemed adopted if approved by the holders of
75% of the voting power represented at the meeting, in person or by proxy, entitled to vote and voting on the resolution. In addition, the Companies Law provides for certain extraordinary majorities for the approval of certain related party transactions, nomination of External Directors, authorizing a chairman of a company's board of directors to also act as its general manager, as well as certain arrangements between a company and its shareholders and/or creditors.

     SHAREHOLDERS' DUTIES. Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his power in the Company, including, among other things, when voting at the general meeting of shareholders on the following matters:

     o    any amendment to the Articles of Association;

     o    an increase of the authorized share capital of the Company;

     o    a merger; or

     o    approval of certain acts and require transactions which shareholder approval.

     In addition, a shareholder has the general duty to refrain from depriving other shareholders of their rights. Furthermore, any controlling shareholder, any shareholder who knows that he possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the Articles of
Association, has the power to appoint an office holder is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

     ANTI-TAKEOVER PROVISIONS UNDER ISRAELI LAW. Under the Companies Law, a
merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the Company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. The Companies Law provides that the articles of association of companies, such as the Company, that were incorporated prior to February 1, 2000 are deemed to include a provision whereby the approval of a merger requires a majority of three quarters of those present and voting at a general meeting of shareholders. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and at least seventy days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

                                     - 59 -

     The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company.
Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds 50% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

     o    there is a limitation on acquisition of any level of control of the company; or

     o    the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

     However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95%
is not successful, the acquiror may not acquire shares tendered if, by doing so, the acquiror would own more than 90% of the shares of the target company.

     Finally, Israeli tax law treats specified acquisitions, including a share-for-share swap between an Israeli company and a non-Israeli company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a non-Israeli corporation to immediate taxation, although the tax event can be postponed in certain cases for 2 to 4 years upon approval of the tax authorities.

     TRANSFER OF SHARES AND NOTICES. Fully paid ordinary shares are issued in registered form and may be transferred freely, subject to applicable securities law requirements. Each shareholder of record is entitled to receive at least 21 days' prior notice of shareholders' meetings. For purposes of determining the shareholders entitled to notice and to vote at such meetings, the board of directors may fix the record date not exceeding 60 days prior to the date of any general meeting.

     MODIFICATION OF CLASS RIGHTS. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the Company's Articles of Association) may be modified or abrogated by the Company by a special resolution, subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

     ACCESS TO INFORMATION. The Company files reports with the Israeli Registrar of Companies regarding its registered address, its registered capital, its shareholders and the number of shares held by each, the identity of the directors and details regarding security interests on its assets. In addition,
Healthcare must file with the Israeli Registrar of Companies its Articles of
Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, the
Company's shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of the Company's shareholders.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the
Company's ordinary shares is Continental Stock Transfer & Trust Company.

                                     - 60 -

     C.   MATERIAL CONTRACTS

     The Company, directly and/or through certain of its subsidiaries and affiliates, is a licensee of issued (or applications pending relating to)
patents and designs belonging to certain research institutions and other third parties in Israel and certain other countries. The Company is also a licensee of certain manufacturing and/or marketing rights relating to technologies and/or products developed by third parties. The following is a summary description of certain principal license agreements pursuant to which the Company has been appointed as licensee of certain rights to certain know-how, as well as certain other material agreements to which the Company and/or certain of its subsidiaries are party.

     SAVYON

     WRF Agreement: In accordance with an agreement dated October 26, 1994 between the Company and the Washington Research Foundation ("WRF"), the Company
has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of chlamydia pneumoniae in a defined field of use. In accordance with the agreement, the Company paid WRF a license fee of $30,000, to which an additional $10,000 was, in accordance with the agreement, added on the anniversary of the agreement date and credited against future royalties. In addition, the Company undertook to pay, semi-annually, royalties at a rate of 7% of net sales, and an annual license administration fee of $3,500.

     In January 2003, the agreement was amended as a result of which the royalties were reduced to 5.5% and the annual license administration fee was increased to $7,000. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later.
Other than for termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days' written notice.

     CHEMAG CONSORTIUM: Savyon is a member of a consortium ("CHEMAG Consortium")
engaged in a research and development project into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The partners in the CHEMAG Consortium are
Professor Ian Bruce of Greenwich University (UK), Professor Jean-Paul Lellouche
of Bar-Ilan University (Israel), Istituto Zooprofilattico Sperimentale
dell'Umbria e delle Marche (Italy), Nexttec GmbH (Germany), Proligo GmbH
(Germany), Tecna SrL (Italy) and Savyon. The work plan covers three overlapping areas of materials science and materials chemistry: paramagnetic nano-particles, surface activation chemistries and novel phosphoramidites for DNA/RNA modification.

     The CHEMAG Consortium is funded by the EU's 5th Framework Program (FP5)
with a total budget of (euro)4.9 million expendable over a three-year period.
The CHEMAG Project commenced in September 2001. Savyon's budget for this program over the three-year period of the Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2006 the
Company had received (euro)418,000 and expects to receive approximately
(euro)47,125 by the end of 2007.

     The consortium agreement and the terms of the project require each party
(including Savyon), under certain conditions, to grant the other parties licenses and/or other user rights with respect to the intellectual property resulting from the performance of the project which it owns ("Foreground"), and with respect to certain intellectual property owned by each party in the same and/or a related field ("Background"). According to the agreement, unless otherwise agreed in mutually satisfactory licensing agreements, the ownership of
Savyon's Background intellectual property rights, patents, patent applications, registered designs or copyrights remains with Savyon and may not be used by any other party. The agreement further states with regard to the exploitation of any
Foreground intellectual property rights resulting from the performance of the project, whether patents, patent applications, registered designs or copyrights, that a separate contract between the respective partners is to be made in a timely manner.

     AGREEMENTS WITH LEVINE FAMILY LP: On December 31, 2002, the Company and
Pronto, entered into agreements with the Levine Family LP ("LF"), controlled by
Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

                                     - 61 -

     In connection with the transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to
Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date.

     The Company and LF respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board. The agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to the shares of Savyon.

     The agreements also provide that Savyon shall render certain manufacturing services to the Company pursuant to a cost plus 20% arrangement. According to the agreements, the Company may undertake manufacture itself or through affiliates, but must grant Savyon the right of first refusal in the event it wishes to engage a third party for such manufacture.

     Dr. Lee has assigned Savyon various patents with respect to methods for producing diagnostic kits and has undertaken to assist Savyon in their exploitation. In consideration thereof, Dr. Lee is entitled to receive royalties of 4% of all net sales of the relevant future products by Savyon.

     NACBO PROJECT: In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002-2006)
regarding "novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology" ("NACBO Project").

     The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the rights and obligations of the parties
(including Savyon) with respect to the intellectual property developed by each party throughout the project ("Project IP") and certain pre-existing intellectual property of each party ("Pre-existing IP"). Among other things, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project
IP which they own, and regarding certain of their Pre-existing IP which the parties are required to identify and list in an annex to the agreement.

     PROCOGNIA

     See Item 7B. "Major Shareholders and Related Transactions - Related Party
and Inter-Company Transactions", for a description of the agreement for the sale of the Company's shares in Procognia to Gamida.

     DANYEL

     DANYEL AGREEMENT: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by L.C.Tech Ltd., a company controlled by Mr. Luly
Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The founders' agreement of 1998 provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel's board of directors (to consist of up to 5 members, of whom one shall be Mr. Gurevich, subject to certain conditions). In accordance with the agreement, Mr. Gurevich was formally appointed as Danyel's first
General Manager. The founders agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag-along rights.

                                     - 62 -

     The agreement further provides for certain confidentiality and non-competition provisions. The agreement is to continue in effect for so long as the Company and its affiliates shall together hold at least 50% of Danyel's issued share capital and Mr. Gurevich shall continue to be a shareholder, with certain of the rights terminating upon a certain decrease in either party's shareholdings.

     According to the agreement, the Company acknowledged Mr. Gurevich's entitlement to specific terms of an employment agreement as of January 1, 1997
(see below). In 1998 Danyel and Mr. Gurevich entered into an employment agreement effective as of October 1, 1998 which was later replaced with a services agreement on essentially the same terms. Mr. Gurevich's service agreement includes, a fixed fee, entitlement to options to purchase Company shares, as well as to receive 5% of Danyel's annual profits. The agreement is for an initial period of five years commencing October 1998, automatically renewed every two years thereafter. Either party may decide not to extend the agreement upon six months prior written notice.

     Pursuant to an agreement between Mr. Luly Gurevich, Healthcare and
Gamida-Gen Marketing, which has since merged into Gamidor, Gamida-Gen Marketing was entitled to 15% of Danyel's annual sales turnover, in consideration for marketing and logistics services provided to Danyel, for a period of 4 years ended December 31, 2002.

     HEALTHCARE

     NEXGEN TRANSACTION

On November 29, 2006, Healthcare signed a Letter of Intent with NexGen Biofuels,
Inc. ("Nexgen"), and Gamida. that provided for (i) the transfer to Healthcare of
NexGen's assets relating to the ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration for a controlling stake in Healthcare and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration for all of Gamida's shares in
Healthcare. The Letter of Intent further contemplated that the number of shares to be issued in consideration for NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

On January 16, 2007, Healthcare signed a definitive agreement with NexGen and
Gamida., for the purchase of NexGen's assets and the sale of its current business.

Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm. On May 4, 2007, Healthcare received a valuation report concerning NexGen's assets from American Appraisal Associates that valued such assets at approximately $ 58 million.

The contemplated transaction also includes the purchase by Gamida of
Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare.

Until 180 days following the Closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional
Healthcare shares at a price per share of $1.50.

     Closing of the transaction is subject to the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District
Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement announced today will close

     D.   EXCHANGE CONTROLS

     Under Israeli Law, non-residents of Israel who purchase ordinary shares of the Company outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in certain non-Israeli currencies (including Dollars) at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on such amounts by the holders of such ordinary shares. Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date a NIS-denominated dividend is declared and the date they are actually paid in NIS. See "Item 3.
Key Information - D. Risk Factors."

                                     - 63 -

     Neither the Memorandum and Articles of Association of the Company nor the
laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

     E.   TAXATION

ISRAELI TAX CONSIDERATIONS

The following contains a discussion of certain Israeli tax consequences to U.S.
Shareholders (as defined below under "U.S. Federal Income Tax Considerations")
of ordinary shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative relevant interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities. This discussion is not intended, and should construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

STATUTORY CORPORATE TAX RATE

     Israeli companies are generally subject to corporate tax on their taxable income at a rate of 31% ( in the 2006 tax year), 29% (in the 2007 tax year) 27%
(in the 2008 tax year), 26% (in the 2009 tax year) and 25% (in and after the
2010 tax year).

SPECIAL PROVISIONS RELATING TO MEASUREMENT OF TAXABLE INCOME

     We measure our taxable income in accordance with the Income Tax Law
(Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Results of the Company for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index. The Inflationary Adjustments Law is highly complex.

CAPITAL GAINS TAX APPLICABLE TO SHAREHOLDERS

     On January 1, 2006 an amendment to the Israeli tax regime became effective
(the "2006 Tax Reform"). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

     According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10%
or more of the right to profits, right to nominate a director and voting rights)
of the company issuing the shares. These provisions will not apply to individuals who are dealers in seurities. There will generally be no capital gains tax on the inflationary surplus. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was
15%.

     A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

     The 20% tax rate will apply to capital gains deemed to have been derived after January 1, 2003. For gains before 2003, Regulations promulgated under the
Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax derived from the sale of shares of an "industrial company," as defined by the Law for the Encouragement of Industry (Taxation), 1969, provided that the shares were traded on specified non-Israeli markets, including The Nasdaq
SmallCap Market. Shareholders are advised to consult their tax advisors regarding the availability of the exemption.

                                     - 64 -

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     Pursuant to the treaty between the Governments of the United States and
Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in
U.S. laws applicable to foreign tax credits.

TAXATION OF NON-RESIDENT SHAREHOLDERS ON ORDINARY INCOME

     Non-residents of Israel are subject to Israeli income tax on ordinary income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 20% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the
United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, the tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the company's voting power during a certain period preceding the distribution of the dividend.
Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

     Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for
United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

     F.   DIVIDENDS AND PAYING AGENT

     Not Applicable

     G.   STATEMENTS BY EXPERTS

     Not Applicable

     H.   DOCUMENTS ON DISPLAY

     Copies of the documents that the Company has filed or incorporated by reference as exhibits in this Annual Report may be inspected at the public reference facilities of the Securities and Exchange Commission at 450 Fifth
Street, N.W. Washington D.C., 20549.

                                     - 65 -

     I.   SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. Market risk to the Company represents risks related to changes in the value of a financial instrument caused by fluctuations of interest rates (on carrying interest assets and liabilities), foreign currency exchange rates (on non-U.S. Dollar denominated assets and liabilities) and inflation and devaluation.

INTEREST RATE RISK

     At December 31, 2006, the Company had loans payable carrying fluctuating interest rates in the amount of approximately two million Dollars (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the annual interest rate.
Assuming such increase in the interest rate, the fair value of the Company's loans would increase by approximately $200 thousand.

FOREIGN CURRENCY EXCHANGE RISK

     At December 31, 2006, the Company had U.S. Dollar denominated assets (i.e.
cash and cash equivalents, trade receivables, etc.) in the amount of approximately $3.36 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $3.29 million.
Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of the Company's net excess
U.S. Dollar denominated liabilities over assets would increase by approximately
$8 thousand.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES.

     Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the chief executive officer and chief financial officer, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as
amended) as of the end of the period covered by this report are effective. The
Company believes that a control system, no matter how well designed and operated cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues, and instances of fraud, if any, within a company have been detected.

                                     - 66 -

     (b) There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT

     During 2003 the Company named Dr. Elan Penn, as an audit committee financial expert serving on its audit committee and board of directors. Dr. Penn is independent and serves as one of the company's external directors.

     B.   CODE OF ETHICS

     The Company's Board of Directors has adopted a code of ethics that applies to its officers, directors and employees. A copy of this code has been filed as an exhibit to this report.

There are no material modifications to, or waivers from, the provisions of such code which are required to be disclosed.

     C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The Company's principal accountants for the years 2006 and 2005 were Kost
Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid (in thousands of USD)
the Company and its consolidated subsidiaries to Kost Forer Gabbay &
Kasierer, during each of 2006 and 2005:

                               Year Ended December 31, 2006  Year Ended December 31, 2005
                                 -----------------------       ------------------------
                                 Amount       Percentage       Amount        Percentage
                                 ------       ----------       ------        ----------

Audit Fees (1)                    $65             87%            $61             68%
Audit-Related Fees (2)            $ 0              0%            $ 4              4%
Tax Fees (3)                      $10             13%            $25             28%
Total                             $75            100%            $90            100%

(1) "Audit fees" includes annual audit fees for Healthcare and its subsidiaries.

(2) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3) for services rendered to the company during and/or pertaining to the year
2006 in connection with the following: tax related work, consulting services as to government grants, review of the financial statements, consultation as to various transaction and the like

     The Audit Committee pre-approves on an annual basis the audit and certain non-audit services provided to the Company by its auditors. Such annual pre-approval is given with respect to particular services and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises.

                                     - 67 -

     D.   EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEE

     Not Applicable

     E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     Attached. See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Healthcare Technologies Ltd. and its subsidiaries consolidated financial statements.

     (b)  Savyon Diagnostics Ltd financial statements.

                                     - 68 -

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                                    PAGE
                                                                 ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               70

CONSOLIDATED BALANCE SHEETS                                         71 - 72

CONSOLIDATED STATEMENTS OF OPERATIONS                                 73

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                         74

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                         76 - 101

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS                         102

                                     - 69 -

                   |X| Kost Forer Gabbay & Kasierer  |X| Phone: 972-3-5680333
                       3 Aminadav St.                    Fax:   972-3-5633407
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of Healthcare
Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the U.S.

     As discussed in Note 2 to the consolidated financial statements, the
Company adopted the provision of Statement of Financial Accounting Standard No.
123(R), "Share-Based Payment", effective January 1, 2006.

Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
May 31, 2007                                 A Member of Ernst & Young Global

                                     - 70 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        DECEMBER 31,
                                                               ----------------------------
                                                                   2006            2005
                                                               ------------    ------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                    $        361    $        699
  Trade receivables (net of allowance for doubtful accounts
    of $ 47 and $ 39 in 2006 and 2005,
    respectively)                                                     3,735           3,381
  Related parties (Note 13)                                             268             320
  Deferred share - issuance expenses                                     59               -
  Other accounts receivable and prepaid expenses (Note 3)               430             386
  Inventories                                                         2,819           1,970
                                                               ------------    ------------

TOTAL current assets                                                  7,672           6,756
                                                               ------------    ------------

LONG-TERM INVESTMENTS:
  Investments in affiliates (Note 2f)                                   325             289
  Long-term receivables                                                   2              29
  Severance pay fund                                                  1,022             805
                                                               ------------    ------------

TOTAL long-term investments                                           1,349           1,123
                                                               ------------    ------------

PROPERTY AND EQUIPMENT, NET (Note 4)                                  2,197           1,599
                                                               ------------    ------------

OTHER ASSETS, NET:
  Intangible assets, net                                                 22              42
  Goodwill                                                            2,854           2,854
                                                               ------------    ------------

TOTAL other assets                                                    2,876           2,896
                                                               ------------    ------------

TOTAL assets                                                   $     14,094    $     12,374
                                                               ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 71 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                            DECEMBER 31,
                                                                    -----------------------------
                                                                       2006              2005
                                                                    ------------     ------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 5)                                   $      1,023     $        777
  Current maturities of long-term bank loans (Note 7)                        362              163
  Trade payables                                                           2,558            2,672
  Related parties (Note 13)                                                   19               88
  Other accounts payable and accrued expenses (Note 6)                     1,093              858
                                                                    ------------     ------------

TOTAL current liabilities                                                  5,055            4,558
                                                                    ------------     ------------

LONG-TERM LIABILITIES:
  Long-term bank loans, net of current maturities (Note 7)                   628              174
  Accrued severance pay                                                    1,096              851
                                                                    ------------     ------------

TOTAL long-term liabilities                                                1,724            1,025
                                                                    ------------     ------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 9):
  Share capital -
    Ordinary shares of NIS 0.04 par value - Authorized:
      40,000,000 shares as of December 31, 2006 and 2005; Issued and Outstanding: 7,792,832 and 7,702,832 shares as of
      December 31, 2006 and 2005, respectively                               100              100
  Additional paid-in capital                                              28,103           28,044
  Accumulated other comprehensive loss                                      (113)            (319)
  Deferred stock-based compensation                                            -              (49)
  Accumulated deficit                                                    (20,775)         (20,985)
                                                                    ------------     ------------

TOTAL shareholders' equity                                                 7,315            6,791
                                                                    ------------     ------------

TOTAL liabilities and shareholders' equity                          $     14,094     $     12,374
                                                                    ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 72 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                 YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             2006         2005         2004
                                                           --------     --------     --------

Sales                                                      $ 13,656     $ 12,053     $ 12,130
Cost of sales                                                 8,881        7,684        7,925
                                                           --------     --------     --------

Gross profit                                                  4,775        4,369        4,205
                                                           --------     --------     --------

Operating expenses:
  Research and development                                        -            -           95
  Selling and marketing                                       2,929        2,508        2,760
  General and administrative                                  1,690        1,751        1,805
  Impairment of an investment in Afferix (Note 1f)                -            -          100
                                                           --------     --------     --------

TOTAL operating expenses                                      4,619        4,259        4,760
                                                           --------     --------     --------

Operating income (loss)                                         156          110         (555)
Financial expenses, net (Note 11a)                               (2)         (19)        (145)
Other income, net (Note 11b)                                     20           18          288
                                                           --------     --------     --------

Income (loss) before equity in earnings of an affiliate         174          109         (412)
Equity in earnings of an affiliate                               36          167           53
                                                           --------     --------     --------

Net income (loss)                                          $    210     $    276     $   (359)
                                                           ========     ========     ========

Basic and diluted net earnings (loss) per share            $   0.03     $   0.04     $  (0.05)
                                                           ========     ========     ========

Weighted average number of shares used in computing
  basic net earnings (loss) per share
  attributed to Ordinary shareholders                         7,715        7,703        7,667
                                                           ========     ========     ========

Weighted average number of shares used in computing
  diluted  net earnings (loss) per share
  attributed to Ordinary shareholders                         7,715        7,768        7,667
                                                           ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 73 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                         TOTAL     NUMBER                          ACCUMULATED   DEFERRED
                                    COMPREHENSIVE OF SHARES             ADDITIONAL    OTHER      STOCK-                    TOTAL
                                         INCOME     (IN        SHARE     PAID-IN  COMPREHENSIVE   BASED    ACCUMULATED SHAREHOLDERS'
                                         (LOSS)   THOUSANDS)  CAPITAL    CAPITAL       LOSS    COMPENSATION   DEFICIT     EQUITY
                                        --------   --------   --------   --------    --------    --------    --------    --------

Balance as of January 1, 2004                         7,649   $     99   $ 23,303    $    (25)   $   (131)   $(20,902)   $  2,344
Net loss                                $   (353)         -          -          -           -           -        (359)       (359)
Other comprehensive loss-
Foreign currency translation
  adjustments                                (89)         -          -          -         (89)          -           -         (89)
                                        --------
Total comprehensive loss                $   (442)
                                        ========
Issuance of shares                                       54          1         34           -           -           -          35
Issuance expenses                                         -          -        (70)          -           -           -         (70)
Amortization of deferred stock based
  compensation                                            -          -          -           -          41           -          41
                                                   --------   --------   --------    --------    --------    --------    --------

Balance as of December 31, 2004                       7,703        100     23,267        (114)        (90)    (21,261)      1,902
Net income                              $    276          -          -          -           -           -         276         276
Other comprehensive loss-
Foreign currency translation
  adjustments                               (205)         -          -          -        (205)          -           -        (205)
                                        --------
Total comprehensive income              $     71
                                        ========
Capital surplus in respect of
  transaction between related parties                     -          -      4,771           -           -           -       4,771

Amortization of deferred stock
  based compensation                                      -          -          -           -          41           -          41
Compensation related to options
  granted to consultants                                  -          -          6           -           -           -           6
                                                   --------   --------   --------    --------    --------    --------    --------

Balance as of December 31, 2005                       7,703        100     28,044        (319)        (49)    (20,985)      6,791
Net income                              $    210          -          -          -           -           -         210         210
Other comprehensive loss-
Foreign currency translation
  adjustments                                206          -          -          -         206           -           -         206
                                        --------
Total comprehensive income              $    416
                                        ========
Reclassification of deferred
  compensation to additional
  paid-in capital                                         -          -        (49)          -          49           -           -
Exercise of options                                      90        *)-         32           -           -           -          32

Stock-based compensation expenses                         -          -         68           -                       -          68
Compensation related to options
  granted to consultants                                  -          -          8           -           -           -           8
                                                   --------   --------   --------    --------    --------    --------    --------

Balance as of December 31, 2006                       7,793   $    100   $ 28,103    $   (113)   $      -    $(20,775)   $  7,315
                                                   ========   ========   ========    ========    ========    ========    ========

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 74 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                 YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            2006         2005         2004
                                                          --------     --------     --------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                       $    210     $    276     $   (359)
  Adjustments required to reconcile net income
    (loss) to net cash provided by (used in)
    operating activities:
    Impairment of an investment in an affiliate                  -            -          100
    Equity in earnings of an affiliate                         (36)        (167)         (53)
    Depreciation and amortization                              563          325          464
    Foreign currency exchange rate for long-term
    receivable and bank loans, net                              68           (8)          60
    Loss (gain) from sale of property and equipment             (9)         (18)          10
    Stock-based compensation expenses                           68           41           41
    Amortization of compensation related to options
    granted to consultants                                       8            6            -
    Other income                                                 -            -         (235)
    Accrued severance pay, net                                  24          (19)          10
    Decrease (increase) in trade receivables                   (76)         367         (283)
    Decrease (increase) in related parties, net               (190)        (279)          88
    Decrease (increase) in other accounts receivable
    and prepaid expenses                                       127         (374)         275
    Increase in inventories                                   (687)        (395)        (146)
    Increase (decrease) in trade payables                     (330)         451         (488)
    Increase in other accounts payable and accrued
    expenses                                                   136          147          173
                                                          --------     --------     --------

Net cash provided by (used in) operating activities           (124)         353         (343)
                                                          --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                  11          110           78
  Purchase of property and equipment                        (1,018)        (936)        (313)
  Proceeds from the collection of long-term
  receivables, net                                              29          240          227
  Investment in affiliate                                        -         (150)           -
  Proceeds from sale of Procognia                                -           10            -
                                                          --------     --------     --------

Net cash used in investing activities                         (978)        (726)          (8)
                                                          --------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit, net                                  182          (23)         799
  Issuance expenses                                              -            -          (70)
  Proceeds from long-term loans                                813          273          195
  Principal payment of long-term loans                        (250)        (142)      (1,061)
  Deferred share- issuance expenses                            (59)           -            -
  Proceeds from exercise of options                             32            -            -
                                                          --------     --------     --------

Net cash provided by (used in) financing activities            718          108         (137)
                                                          --------     --------     --------

Effect of exchange rate changes on cash and
cash equivalents                                                46           13          (11)
                                                          --------     --------     --------

Decrease in cash and cash equivalents                         (338)        (252)        (499)
Cash and cash equivalents at the beginning of the year         699          951        1,450
                                                          --------     --------     --------

Cash and cash equivalents at the end of the year          $    361     $    699     $    951
                                                          ========     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
  Cash paid during the year for:
    Interest                                              $    145     $     81     $     64
                                                          ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 75 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Healthcare Technologies Ltd. (the "Company"), was established as an
          Israeli corporation. The Company and its subsidiaries (collectively,
          "the Group"), are engaged in the development, manufacturing and marketing of medical diagnostic kits and provide service tools and materials to diagnostic and biotech research professionals in laboratory and point-of-care sites in Israel and worldwide. The Group is also engaged in the production and marketing of molecular biology based gene-screening tools for the detection of certain
          gene-associated disorders in humans. The Group's major sales market is the Israeli market. As for geographic markets and major customers, see
          Note 12.

          Pronto Technologies Ltd. ("Pronto") and Gamida Gen Ltd. (Israel)
          ("Gamida Gen"), a wholly-owned subsidiary of Pronto, are Israeli biotechnology companies engaged in the production and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans.

          Savyon Diagnostics Ltd. ("Savyon"), an affiliate, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for the detection of antibodies.

          The Company's subsidiaries, Danyel Biotech Ltd. ("Danyel"), Gamida Gen
          Marketing (1979) Ltd. ("Gamida Gen Marketing") (formerly - Gamidor
          Ltd.) and Gamidor Diagnostic Ltd. ("Gamidor") distribute medical diagnostic kits, reagents and chemicals for research, industrial and clinical uses.

          The Company's shares are traded on the National Association of
          Securities Dealers Automated Quotation System ("NASDAQ") in the United
          States.

          As for the Company's list of subsidiaries, affiliates and other companies refer to Appendix I.

     b.   Concentration of risks that may have a significant impact on the Group are as follows:

          The Group currently buys certain products from a limited group of suppliers. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and financial position.

          The Group's sales to two customers account for a significant portion of the Group's total sales and the loss of these customers could have a material adverse effect on the Group's business and financial results (see also Note 12b).

                                     - 76 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     c.   The NexGen Biofiles Inc ("NexGen") transaction:

          On November 29, 2006, the Company signed a Letter of Intent ("LOI")
          with NexGen and Gamida for Life B.V. ("Gamida"). The transaction includes (i) the transfer to Healthcare of NexGen's assets relating to the construction, ownership and operation of ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration of a controlling stake in Healthcare, and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration of all of Gamida's shares in Healthcare.

          The Letter of Intent further contemplated that the number of shares to be issued in consideration of NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

          Subsequent to the balance sheet date, on January 16, 2007, the Company signed a definitive agreement with NexGen and Gamida. for the purchase of NexGen's assets and the sale of its current business.

          Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned U.S. subsidiary of Healthcare for shares in
          Healthcare at a price per share of $ 1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm.

          The contemplated transaction also includes the purchase by Gamida of
          Healthcare's holdings in its subsidiaries and related assets in consideration of 4.7 million of Gamida's shares in Healthcare.

          Until 180 days following the closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to
          80 million additional Healthcare shares at a price per share of $
          1.50.

          Closing of the transaction is subject to the completion of due diligence, the receipt by Healthcare of a written valuation by a recognized valuation firm, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of a District Court in Israel and other closing conditions.

                                     - 77 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     d.   The ImmvaRx Inc. ("ImmvaRx") transaction:

          On June 29, 2004, the Company signed a term sheet with ImmvaRx for the transfer by ImmvaRx to the Company of all of ImmvaRx's assets, including its intellectual property, in exchange for up to an approximate 87% interest in the Company. In addition, ImmvaRx may conduct a tender offer for the purchase of all of the Company's shares.

          On January 30, 2006, for various reasons, including, without limitation, that the closing (as defined in the purchase assets agreement) did not take place on or before January 31, 2006, the parties entered into a termination agreement according to which: 1)
          the original purchase agreement is terminated effective as of January
          31, 2006; 2) as of January 30, 2006, each party expressly releases and forever discharges the other parties from and against any and all actions, cause of action, claims, demands, sums of money, other obligations whatsoever in connection with the original purchase assets agreement.

          All costs related to the transaction incurred by the Company were recorded in the statement of operations.

     e.   Investment in Procognia:

          In January 2000, the Company established a 98% - owned subsidiary,
          Procognia (Israel) Ltd. ("Procognia Israel"). In April 2002, Procognia
          Israel's shareholders swapped their shares in Procognia Israel for shares in a newly formed U.K. company ("Procognia"). Procognia develops certain products and technologies in the Glycomolecular field and in the Biochemistry of sugar.

          As a result of certain investment transactions in Procognia's shares, the Company's voting rights declined to 11.6% as of December 31, 2002 and, consequently, Procognia's financial statements were no longer consolidated with those of the Company.

          During 2004, Procognia completed additional two financing rounds, upon which the Company's voting rights were reduced to approximately 4%.
          Consequently, the Company no longer retained the right to appoint directors in Procognia and had no obligation to finance Procognia's operations.

          On March 31, 2005, the Board of Directors and its audit committee had approved the sale of all the Company's shares in Procognia to the
          Company's principal shareholder, Gamida for Life BV ("Gamida"). On May
          29, 2005, the shareholders of the Company approved the sale. The
          Company sold and transferred an aggregate amount of 6,255,000 Ordinary shares of Procognia to Gamida in consideration of an initial payment of $ 10 and the additional payments as follows:

          i.   In the event that the ImmvaRx transaction will be executed,
               Gamida shall pay the Company an additional $ 420.

                                     - 78 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          ii.  In the event that the ImmvaRx transaction is not executed, or in the event it is executed but ImmvaRx's option to execute the tender offer expires before consummation thereof, Gamida will pay the Company, upon Gamida's sale of the Procognia shares to a third party, all amounts received in consideration therefore equivalent to an amount no greater than $ 420, plus, if any, 30%
               of the remaining consideration.

          iii. In the event that within one year of the execution date of the agreement, Gamida will sell the shares and the sale occurs prior to the consummation of the ImmvaRx transaction, Gamida will pay the Company all amounts received in consideration therefore up to
               $ 420, plus, if any, 80% of the remaining consideration.

          The transaction was effected with a controlling shareholder and, therefore, the Company has not recorded any gain in the statements of operations. An amount of $ 4,771 (and any additional proceeds that the
          Company will receive for the sale of Procognia's shares) was recorded as additional paid-in capital.

          Since ImmvaRx transaction was cancelled in January 2006, only option
          ii is applicable. No consideration was paid.

     f.   Investment in Afferix:

          In August 2003, the Group invested in Afferix Ltd., by way of a convertible bridge loan in an amount of $ 211. Afferix developed a diagnostic kit for the identification of free iron in the blood stream. The bridge loan agreement entitled the Group to designate one director to the Afferix board of directors.

          It was agreed that the Group is entitled to either convert or demand repayment of the loan subject to certain provisions of the bridge loan agreement, provided that the Group shall not be able to demand repayment before December 31, 2004.

          In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of Afferix. Currently, the Group is entitled to designate one director to the Afferix board of directors. Since the Company has the ability to exercise significant influence over operating and financial policies of Afferix, the Company applies the equity method to its investment. The affiliate has negative equity and since the Company did not provide any guarantees to subsidize the affiliate's losses, the Company ceased to assume the affiliate's loss when its shareholders' equity becomes negative.

          The Company's investment in Afferix is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with
          Accounting Principle Board Opinion No.18, "The Equity Method of
          Accounting for Investments in Common Stock" ("APB No.18"). As of
          December 31, 2006, 2005 and 2004, based on managements' most recent analyses, impairment losses have been identified in the amount of $ 0,
          $ 0, and $ 100, respectively.

                                     - 79 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     g.   The DMI guarantee:

          As part of the acquisition of Gamida Gen Ltd. in January 2001, the
          Company agreed to assume a guarantee of up to $ 270 for Gamida Gen's debts in favor of an Israeli commercial bank provided by DMI
          Investments B.V. ("DMI"). DMI had been required by the bank to discharge its obligations pursuant to its guarantee and the Company recorded a liability in the amount of $ 270. In September 2004, the
          Company entered into an agreement by and among DMI, the Company and
          Gamida Gen, pursuant to which, the Company issued to DMI, 54,105
          Ordinary shares of the Company in consideration of DMI, fully and finally releasing the Company from any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $ 270. The Company has recorded the issuance of shares during 2004 at their fair value of $ 35 on the issuance date and the remaining $ 235 was recorded as other income.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared according to accounting principles generally accepted in the United States ("U.S.
     GAAP"), applied on a consistent basis, as follows:

     a.   USE OF ESTIMATES:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   FINANCIAL STATEMENTS IN U.S. DOLLARS:

          The functional currency of the Company is the U.S. dollar ("dollar"), as the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's operations are currently conducted in Israel and most of its expenses are currently paid in dollars. Financing and investing activities and equity transactions, are effected in dollars.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of
          Financial Accounting Standard No. 52, "Foreign Currency Translations".
          All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

                                     - 80 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The financial statements of the subsidiaries, whose functional currency is not the dollar, have been translated into dollars for balance sheet accounts using the month end rates in effect as of the balance sheet date and average exchange rate for revenue and expenses accounts for each respective period. The translation adjustments are deferred as a separate component of shareholders' equity, within accumulated other comprehensive loss, net of tax where applicable.
          Gains or losses resulting from transactions denominated in foreign currencies are included in other income or expense, within the consolidated statements of operations.

     c.   PRINCIPLES OF CONSOLIDATION:

          The consolidated financial statements include the accounts of the
          Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Losses applicable to the minority in Danyel are allocated to the Company, since it solely finances Danyel's operations.

     d.   CASH AND CASH EQUIVALENTS:

          Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

     e.   INVENTORIES:

          Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from slow-moving items or technological obsolescence, excess inventories and for market prices lower than cost. In the years ended December 31, 2006, 2005 and
          2004, the Company provided for write-off in the amounts of $ 0 $ 6, and $ 4, respectively, which are included in the cost of sales.

          Cost is determined using the moving average cost method.

          The Company's entire inventory is finished goods.

     f.   INVESTMENTS IN AFFILIATED COMPANIES:

          Affiliated companies are companies held to the extent of 20% or more
          (which are not subsidiaries), or companies less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate.

          The Company's investment in 50% of Savyon's shares is accounted for by the equity method in accordance with APB No.18.

                                     - 81 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Following are condensed data from Savyon's balance sheets as of
          December 31, 2006 and 2005 and statements of operations for the years ended December 31, 2006 and 2005:

                                        DECEMBER 31,
                               ----------------------------
                                  2006              2005
                               ----------        ----------

Current assets                 $    2,373        $    2,075
Non-current assets                  1,865             1,543
Current liabilities                 2,133             1,648
Non-current liabilities             1,455             1,392
Net sales                           4,849             5,103
Gross profit                        2,177             2,394
Net income                             72               336

     g.   PROPERTY AND EQUIPMENT:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                             %
                                             --------------------------------------

Laboratory and medical equipment                      10 - 33 (mainly 20)
Motor vehicles                                               15
Office furniture and equipment                         6 - 33 (mainly 6)
Leasehold improvements                        Over the shorter of the related lease
                                               period or useful life of the asset.

     h.   IMPAIRMENT OF LONG-LIVED ASSETS:

          The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial
          Accounting Standard No. 144, "Accounting for the Impairment or
          Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.
          If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31,
          2006 and 2005 no impairment losses have been identified.

                                     - 82 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     i.   INTANGIBLE ASSETS:

          Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting
          Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.
          142").

          Distribution rights are amortized over eight years and technology was amortized over three years. The Company recorded amortization expenses during 2006, 2005 and 2004, in the amount of $ 20, $ 22 and $ 25, respectively.

     j.   GOODWILL:

          Goodwill is measured as the excess of the cost of an acquired company over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, "Goodwill and
          Other Intangible Assets" ("SFAS No. 142") goodwill is presented at cost and is not amortized annually; rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2006 and 2005, no impairment losses have been identified.

     k.   INCOME TAXES:

          The Group accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes"
          ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely-than-not that some portion or all of the deferred taxes will not be realized.

     l.   REVENUE RECOGNITION:

          The Group generates their revenues mainly from sales of products and reagents. The Group sells their products through a direct sales force.
          Revenue is recognized when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment.

                                     - 83 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Shipping and handling fees billed to customer are classified in net sales in the consolidated statement of operations. Shipping and handling costs incurred are classified in cost of sales in the consolidated statement of operation.

          The Group does not grant any rights of return.

     m.   RESEARCH AND DEVELOPMENT COSTS:

          Research and development costs, net of participations and grants received, are charged to expenses as incurred.

     n.   ROYALTY AND NON-ROYALTY-BEARING GRANTS:

          Royalty-bearing grants from the Government of Israel and The
          Israel-United States Bi-national Industrial Research and Development
          Foundation for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. There were no grants for the years 2006, 2005 and 2004. Total royalties paid amounted to $ 26, $ 23 and $ 21 in
          2006, 2005 and 2004, respectively. The royalties were recorded as part of the cost of sales.

     o.   BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE:

          Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year.
          Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with Statement of Financial
          Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

          Options outstanding to purchase 151,500, 147,500 and 297,500 Ordinary shares for the years ended December 31, 2006, 2005 and 2004, respectively, were not included in the computation of diluted net earnings (loss) per share, because option effective exercise prices were greater than the average market price for the Ordinary shares and, therefore, their inclusion would have been anti-dilutive.

                                     - 84 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   ACCOUNTING FOR STOCK BASED COMPENSATION:

          On January 1, 2006, the Company adopted Statement of Financial
          Accounting Standards No. 123 (revised 2004), "Share-Based Payment,"
          ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No.
          123(R) supersedes the Company's previous accounting under Accounting
          Principles Board Opinion No. 25, "Accounting for Stock Issued to
          Employees" ("APB No. 25"), for periods beginning in fiscal year 2006.
          In March 2005, the Securities and Exchange Commission issued Staff
          Accounting Bulletin No. 107 ("SAB No. 107") relating to SFAS No.
          123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

          SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an
          option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under
          Statement of Financial Accounting Standards No. 123, "Accounting for
          Stock-Based Compensation" ("SFAS No, 123").

          The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b)
          compensation cost for all share-based payments granted subsequent to
          January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). As required by the modified prospective method, results for prior periods have not been restated.

          The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the vesting period of each of the award, net of estimated forfeitures. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

          As a result of adopting SFAS No. 123(R) on January 1, 2006, the
          Group's income before taxes on income for the year 2006 is $ 174 lower than if it had continued to account for stock-based compensation under
          APB 25. Basic and diluted net earnings per share for 2006 are $ 0.03 per share lower, than if the Company had continued to account for share-based compensation under APB No. 25.

          Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB No. 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

                                     - 85 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The pro forma table below illustrates the effect of the Company's stock based compensation expense on net income and basic and diluted earnings per share for 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS No. 123. The fair value for options granted in 2005 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                   YEAR ENDED DECEMBER 31,
                                  2005               2004
                               ----------         ----------

Dividend yield                          0%                 0%
Expected volatility                   151%                96%
Risk-free interest rate              4.37%              2.78%
Expected life (years)                 3-5                3-5

          Pro forma information under SFAS No. 123:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   ----------------------
                                                                     2005          2004
                                                                   --------      --------

Net income (loss) as reported                                      $    276      $   (359)
                                                                   ========      ========

Add: stock-based employee compensation expense
   included in reported net income (loss)                          $     41      $     41
                                                                   ========      ========
Deduct: stock-based employee compensation expense
   determined under fair value-based method                        $    (65)     $    (55)
                                                                   ========      ========

Pro forma net income (loss)                                        $    252      $   (373)
                                                                   ========      ========

Earning (loss) per share:

Basic and diluted net earnings (loss) per share - as reported      $   0.04      $  (0.05)
                                                                   ========      ========

Basic and diluted net earnings (loss) per share - pro forma        $   0.03      $  (0.05)
                                                                   ========      ========

                                     - 86 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term.
          Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending December 31, 2006, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options granted, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The following weighted assumptions were used in the model for 2006:

                                         2006
                                       ----------

          Dividend yield                   0%
          Expected volatility             103%
          Risk-free interest rate         4.6%
          Expected life (years)        4.5 years
          Forfeiture rate                 14%

          The Group applies SFAS No. 123 and EITF No. 96-18, "Accounting for
          Equity Instruments That Are Issued to Other Than Employees for
          Acquiring or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

     q.   CONCENTRATIONS OF CREDIT RISK:

          Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

          The Group's cash and cash equivalents are deposited in major banks in
          Israel. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

          The Group's trade receivables derive mainly from sales to numerous customers in Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk.
          Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                                     - 87 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

          The carrying amounts of the Group's long-term borrowings approximate their fair value. The fair value was estimated using a discounted cash flows analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

     s.   SEVERANCE PAY:

          The Company's liability for severance pay is calculated pursuant to
          Israel's Severance Pay Law based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance expense for the years ended December 31, 2006, 2005 and 2004 amounted to $ 245, $ 65, and $ 111, respectively.

     t.   COMPREHENSIVE INCOME:

          The Company accounts for comprehensive income in accordance with SFAS
          No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.
          Comprehensive income generally represents all changes in stockholders'
          equity during the period except those resulting from investments by, or distributions to, stockholders.

                                     - 88 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     u.   RECLASSIFICATION:

          Certain amounts from prior years have been reclassified to conform to the current period presentation.

          The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

     v.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

          1.   In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be
               sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and
               classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

               FIN 48 is effective for fiscal years beginning after December 15,
               2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company estimates that the adoption of
               FIN 48 will not have any significant impact on its consolidated financial statements.

          2.   In September 2006, the FASB issued Statement of Financial
               Accounting Standards No. 157, "Fair Value Measurements" ("SFAS
               No. 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting
               principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

          3.   In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" ("SFAS No.
               159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be
               reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently
               evaluating the impact that SFAS No. 159 will have on its
               consolidated financial statements.

                                     - 89 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                    DECEMBER 31,
                              ------------------------
                                2006            2005
                              --------        --------

Government authorities        $    112        $     89
Unbilled receivable                176             128
Prepaid expenses                   142              81
Shareholder                          -              35
Other                                -              53
                              --------        --------

                              $    430        $    386
                              ========        ========

NOTE 4:-      PROPERTY AND EQUIPMENT

     a.   Composition of property and equipment is as follows:

                                                 DECEMBER 31,
                                          ------------------------
                                            2006            2005
                                          --------        --------

Cost:
  Laboratory and medical equipment        $  3,048        $  2,182
  Motor vehicles                             1,036             783
  Office furniture and equipment               280             260
  Leasehold improvements                       198             175
                                          --------        --------

                                             4,562           3,400
                                          --------        --------
Accumulated depreciation:

  Laboratory and medical equipment           1,720           1,365
  Motor vehicles                               335             173
  Office furniture and equipment               184             158
  Leasehold improvements                       126             105
                                          --------        --------

Accumulated depreciation                     2,365           1,801
                                          --------        --------

Depreciated cost                          $  2,197        $  1,599
                                          ========        ========

     b.   Depreciation expense for the years ended December 31, 2006, 2005 and
          2004, amounted to $ 563, $ 302 and $ 439, respectively.

          As for charges, see Note 8e(1).

                                     - 90 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- SHORT-TERM BANK CREDIT

                                 INTEREST RATE                                DECEMBER 31,
                             ---------------------         LINKAGE       --------------------
                              2006           2005           TERMS         2006          2005
                             ------         ------         ------        ------        ------

Short-term bank loans           6.6%           6.8%           NIS        $1,023        $  777
                                                                         ======        ======

     In addition to the short term bank loans, the Group has an authorized credit line in the amount of $ 130 as of December 31, 2006. For amounts overdrawn in excess of the Group's authorized credit line, the Group is subject to an annual average interest rate of approximately 7 % on the outstanding amount.

     As of December 31, 2006, the Group has $ 130 of an unutilized credit line.

     As for charges, see Note 8e(1).

NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                               DECEMBER 31,
                                      ----------------------------
                                         2006              2005
                                      ----------        ----------

Royalties payable                     $       16        $       14
Employees and payroll accruals               367               379
Government authorities                       115                34
Customer advances                            235               159
Accrued expenses                             307               250
Other                                         53                22
                                      ----------        ----------

                                      $    1,093        $      858
                                      ==========        ==========

                                     - 91 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- LONG-TERM LOANS

     a.   Composed as follows:

                                                                             DECEMBER 31,
                                  INTEREST        ---------------------------------------------------------------
                                    RATE                       2006                            2005
                            -------------------   ------------------------------   ------------------------------
                                                               NIS                              NIS
                                                     IN      LINKED TO                IN      LINKED TO
                             2006       2005    U.S. DOLLAR    CPI        TOTAL   U.S. DOLLAR   CPI        TOTAL
                            --------   --------   --------   --------   --------   --------   --------   --------
                                     %
                            -------------------

Loans from banks               5.5-7     5-10.8   $      3   $    987   $    990   $     10   $    327   $    337
Less - current maturities                                3        359        362          7        156        163
                                                  --------   --------   --------   --------   --------   --------

                                                  $      -   $    628   $    628   $      3   $    171   $    174
                                                  ========   ========   ========   ========   ========   ========

     b.   Maturities of long-term loans
          subsequent to the balance sheet
          date are as follows:

First year (current maturities)                   $      3   $    359   $    362   $      7   $    156   $    163
                                                  --------   --------   --------   --------   --------   --------

Second year                                              -        252        252          3        140        143
Third year                                               -        182        182          -         31         31
Fourth year                                              -        121        121          -          -          -
Fifth year                                               -         73         73          -          -          -
                                                  --------   --------   --------   --------   --------   --------

                                                         -        628        628          3        171        174
                                                  --------   --------   --------   --------   --------   --------

                                                  $      3   $    987   $    990   $     10   $    327   $    337
                                                  ========   ========   ========   ========   ========   ========

          As for charges, see Note 8e(1).

     c.   Covenants:

          One of the Company's subsidiaries has a financial covenant provision with a bank which includes, amongst others, fulfillment of different financial ratios and other provisions. As of December 31, 2006 and
          2005, the subsidiary fulfilled all such provisions.

                                     - 92 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Royalty commitments:

          The Group is obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 3% to
          5% on sales proceeds from products financed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to
          100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1999. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

          Total royalties paid by the Group amounted to $ 26, $ 23 and $ 21 in
          2006, 2005 and 2004, respectively.

          At December 31, 2006 and 2005, the Group has remaining contingent obligation to the OCS in the amount of $ 481 and $ 507,
          respectively(excluding accrued interest).

     b.   Lease commitments:

          The Group has leased several buildings, offices and warehouses under several operating lease agreements that expire on various dates, the latest of which is September 30, 2009, and motor vehicles under various operating leases that expire on various dates, the latest of which is in March 2009.

          Future lease commitments under non-cancelable operating leases are as follows:

          2007        $      225
          2008                59
          2009                 3
                      ----------

                      $      287
                      ==========

          Total rent expenses for the years ended December 31, 2006, 2005 and
          2004, were approximately $ 188, $ 182 and $ 187, respectively.

     c.   The Company is engaged in a service agreement with Gamida for Life
          Israel, a company related to the Company's controlling shareholder, according to which the Company is obligated to pay management fees of
          $ 10 per month. The service agreement is automatically renewed for successive one-year terms, unless terminated by either party subject to a three-month notification.

                                     - 93 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     d.   In January 1999, the Company established an 80% owned subsidiary -
          Danyel. The remaining 20% is owned by L.C. Tech Ltd., a company held by the general manager of Danyel. According to the incorporation agreement, the general manager can require the Company to acquire his
          20% interest under two alternatives:

          1.   In the event that the general manager ceases his role by reason of death or incapacity, the purchase price will be the fair value as determined by a third party valuation at the termination date.

          2.   In the event of termination without cause, the purchase price will be 90% of the fair value as determined by a third party valuation at the termination date.

          In addition, Danyel is obligated to pay its general manager 5% of
          Danyel's annual net income.

     e.   Charges (assets pledged) and guarantees:

          1.   As collateral for a credit line and loans provided to the Group, totaling $ 2,013 as of December 31, 2006, the Group has recorded unlimited fixed and floating charges on certain assets and share capital, in favor of the banks.

          2.   The Company guarantees 50% of Savyon credit line in the bank, amounting to $ 100.

NOTE 9:- SHAREHOLDERS' EQUITY

     a.   Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

     b.   In September 2004, the Company issued 54,105 Ordinary shares as a consideration for fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands (see
          Note 1f).

     c.   Under the Company's 2000 and 2003 Incentive Stock Option Plans ("the
          Plans"), 377,500 options may be granted to employees, directors and consultants of the Company and its subsidiaries.

          In 2003, the Company granted 200,000 options to purchase Ordinary shares at an exercise price of $ 0.35 - $ 0.38 per share. In 2004, the
          Company granted 62,500 options to purchase Ordinary shares at an exercise price of $ 0.86 per share. During 2005, the Company granted
          85,000 options to purchase Ordinary shares at an exercise price of $
          0.72 per share.

          During 2006, the Company granted 89,000 options to purchase Ordinary shares at an exercise price of $ 0.85 - $ 0.96 per share. As of
          December 31, 2006, an aggregate of 1,000 options are still available for future grants. Each option granted under the plan is exercisable for a period of 60-180 days from termination of employment date. The options vest primarily over three to five years. Any options which are canceled or forfeited before expiration become available for future grant.

                                     - 94 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 9:- SHAREHOLDERS' EQUITY (CONT.)

     d.   A summary of the Company's stock option activity (except options to consultants) and related information is as follows:

                                YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                       ----------------------------------------     ---------------------------------------     ----------------------------------------
                                         2006                                        2005                                          2004
                       ----------------------------------------     ---------------------------------------     ----------------------------------------
                                             WEIGHTED                                    WEIGHTED                                      WEIGHTED
                                   WEIGHTED  AVERAGE                           WEIGHTED   AVERAGE                            WEIGHTED   AVERAGE
                        AMOUNT     AVERAGE  REMAINING  AGGREGATE    AMOUNT      AVERAGE  REMAINING  AGGREGATE    AMOUNT      AVERAGE   REMAINING  AGGREGATE
                          OF       EXERCISE CONTRACTUAL INTRINSIC     OF       EXERCISE CONTRACTUAL INTRINSIC      OF       EXERCISE  CONTRACTUAL INTRINSIC
                       OPTIONS      PRICE      TERM      VALUE      OPTIONS      PRICE     TERM       VALUE      OPTIONS      PRICE      TERM       VALUE
                       -------      -----     -----     -------     -------      -----     -----     -------     -------      -----     -----     -------

Outstanding at the
  beginning of
  the year             307,500      $0.51                           297,500      $0.54                           255,000      $0.51
Granted                 89,000      $0.88                            50,000      $0.72                            62,500      $0.86
Exercised              (90,000)     $0.36                                 -      $   -                                 -      $   -
Forfeited                    -      $   -                           (40,000)     $1.00                           (20,000)     $1.00
                       -------                                      -------                                      -------

Outstanding at the
  end of the year      306,500      $0.66       *)-     231,525     307,500      $0.51       *)-      41,850     297,500      $0.54        *)      28,800
                       =======      =====     =====     =======     =======      =====     =====     =======     =======      =====     =====     =======

Vested or expected
  to vest at
  December 31,
  each year            317,003      $0.61       *)-     239,343     232,771      $0.61       *)-      39,233     149,217      $0.61        *)      25,323
                       =======      =====     =====     =======     =======      =====     =====     =======     =======      =====     =====     =======

Exercisable at the
  end of the year      118,333      $0.59       *)-     135,957     125,833      $0.45       *)-      19,340     100,000      $0.62        *)       7,067
                       =======      =====                           =======      =====                           =======      =====     =====     =======

     *)   180 days from the date of termination of employment agreement.

     **)  60 days from the date of termination of employment agreement.

                                     - 95 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- SHAREHOLDERS' EQUITY (CONT.)

          The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes, based on the market price of the Company's shares.

          The total intrinsic value of options exercised during the years ended
          December 31, 2006, 2005, and 2004, was $ 128, $0, and $ 0,
          respectively.

     e.   The options outstanding as of December 31, 2006, have been classified by exercise price, as follows:

                                                                         WEIGHTED
              OPTIONS        WEIGHTED                      OPTIONS        AVERAGE
            OUTSTANDING      AVERAGE                     EXERCISABLE     EXERCISE
               AS OF        REMAINING       WEIGHTED        AS OF         PRICE
  EXERCISE   DECEMBER 31,  CONTRACTUAL      AVERAGE       DECEMBER 31,  OF OPTIONS
   PRICE        2006           LIFE      EXERCISE PRICE      2006       EXERCISABLE
----------   ---------      ---------      ---------      ---------      ---------

$0.35-0.38     105,000            *)-      $    0.37         60,000      $    0.37
$     0.86      62,500            *)-      $    0.86         41,667      $    0.86
$     0.72      50,000           **)-      $    0.72         16,666      $    0.72
$     0.85      62,000            *)-      $    0.85              -      $       -
$     0.96      27,000           **)-      $    0.96              -      $       -
             ---------                     ---------      ---------      ---------

               306,500                     $    0.66        118,333      $    0.59
             =========                     =========      =========      =========

          *)   180 days from the date of termination of employment agreement.

          **)  60 days from the date of termination of employment agreement.

          Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 67, $ 41 and $
          41, for the years ended December 31, 2006, 2005 and 2004,
          respectively.

     f.   The weighted-average grant-date fair value of options granted during the years 2006, 2005 and 2004 was $1.02, $0.53, and $0.44, respectively.

     g.   Options issued to consultants:

          The Company's outstanding options to consultants as of December 31,
          2006, are as follows:

                                  NUMBER OF                     EXERCISE
                IN CONNECTION      OPTIONS        OPTIONS        PRICE    EXERCISABLE
ISSUANCE DATE       WITH           GRANTED       EXERCISABLE   PER SHARE     THROUGH
-------------     ------------   -----------    -----------    ---------    ----------

24/07/2005        Consultants        35,000             -        $ 0.72         *)

          *)   60 days from the date of termination.

                                     - 96 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- SHAREHOLDERS' EQUITY (CONT.)

          Expenses recognized by the Company related to its consultant's compensation awards amounted to $ 8, $ 6 and $ 0, for the years ended
          December 31, 2006, 2005 and 2004, respectively.

     h.   Cash received from the exercise of options under all share-based payment arrangements for the years ended December 31, 2006, 2005, and
          2004, was $ 32, $ 0, and $ 0, respectively.

NOTE 10:- TAXES ON INCOME

     a.   Measurement of results for tax purposes under the Income Tax Law
          (Inflationary Adjustments), 1985:

          Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price
          Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No.
          109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

     b.   Tax rates applicable:

          Taxable income of Israeli companies is subject to tax at the rate of
          31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and
          thereafter.

     c.   Carryforward tax losses:

          As of December 31, 2006, the Group's losses for Israeli tax purposes totaled approximately $ 10,000.

          Under Israeli law, these losses may be carried forward and offset against taxable income in the future for an indefinite period. Under the inflationary adjustments law, carryforward tax losses and deductions for inflation are linked to the CPI.

                                     - 97 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- TAXES ON INCOME (CONT.)

     d.   Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                          -----------------------------
                                                             2006               2005
                                                          ----------         ----------

Carryforward losses                                       $    3,209         $    3,364
Accrued vacation and severance pay                                78                 66
                                                          ----------         ----------

Net deferred tax assets before valuation allowance             3,287              3,430

Valuation allowance                                           (3,287)            (3,430)
                                                          ----------         ----------

Net deferred tax assets                                   $        -         $        -
                                                          ==========         ==========

          The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses and thus, management currently believes that it is more likely than not that the deferred taxes will not be realized in the foreseeable future.

     e.   All income before taxes is domestic.

     f.   The main reconciling items between the statutory tax rate of the
          Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the subsidiaries due to the uncertainty of the realization of such tax benefits.

                                     - 98 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Financial expenses, net:

                                                                    YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------
                                                            2006             2005             2004
                                                          --------         --------         --------

Expenses:
  Interest and others                                     $    (29)        $    (24)        $    (63)
  Expenses with respect to short-term bank credit,
    long-term loans and bank charges                          (126)             (76)             (66)
  Foreign currency loss                                        (26)             (61)             (41)
                                                          --------         --------         --------

                                                              (181)            (161)            (170)
                                                          --------         --------         --------
Income:
  Interest on bank deposits                                     10                9                7
  Foreign currency gain                                        169              133               18
                                                          --------         --------         --------

                                                               179              142               25
                                                          --------         --------         --------

                                                          $     (2)        $    (19)        $   (145)
                                                          ========         ========         ========

     b.   Other income, net:

Expenses:

Capital loss on sale of property and equipment            $      -         $     (7)        $    (10)
                                                          --------         --------         --------

Income:
Capital gain on sale of property and equipment                   9               25                -
Other income (include $ 235 from DMI
   transaction in 2004, see Note 1g)                            11                -              298
                                                          --------         --------         --------

                                                                20               25              288
                                                          --------         --------         --------

                                                          $     20         $     18         $    288
                                                          ========         ========         ========

NOTE 12:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     a.   Summary information about geographic areas:

          The Group manages its business on the basis of one reportable segment, see Note 1a for a brief description of the Group's business. The following data is presented in accordance with Statement of Financial
          Accounting Standard No. 131, "Disclosures About Segments of an
          Enterprise and Related Information" ("SFAS No. 131").

          Total revenues and long-lived assets for the years ended and as of
          December 31, 2006, 2005 and 2004, were generated and located in
          Israel.

                                     - 99 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

     b.   Major customer data (percentage of total sales):

                             YEAR ENDED DECEMBER 31,
                   ----------------------------------------
                     2006            2005            2004
                   --------        --------        --------
                                     %
                   ----------------------------------------

          A              16              16              14
          B              12              12               8

NOTE 13:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:

                                                               DECEMBER 31,
                                                        ------------------------
                                                          2006            2005
                                                        --------        --------

Assets:
Other accounts receivable and prepaid expenses -
  subsidiaries and affiliates of Gamida for
  Life B.V. (the parent company)                        $    365        $    320
                                                        ========        ========

Liabilities:
Other accounts payable and accrued expenses -
  subsidiaries and affiliates of Gamida for
  Life B.V. (the parent company)                        $    147        $     88
                                                        ========        ========

     b.   Transactions:

          Expenses:

                                                                   YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------
                                                           2006              2005              2004
                                                        ----------        ----------        ----------

 Management fees and reimbursement of expenses
   to a related company                                 $      120        $      120        $      120
                                                        ==========        ==========        ==========

 Rental expenses to a related company                   $      103        $       38        $       38
                                                        ==========        ==========        ==========

Income:

 Management fees from non consolidated companies
   (included in general
   and administrative expenses)                         $      262        $      262        $      296
                                                        ==========        ==========        ==========

                                    - 100 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

     c.   Services arrangements:

          Gamida Group:

          Following approval by the Company's audit committee and Board of
          Directors in November 2004, the Company's shareholders, on December
          20, 2004, approved the following:

          Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration of the services of Mr.
          Daniel Kropf as Chairman of the Board of Directors shall be $ 120 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon 90 days' prior written notice by either the Company or Gamida
          Israel.

          No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the Company.

          Mr. Reuveni, who took office as the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $ 5.

          Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $ 316, which had been approved by the Company's Board of
          Directors, audit committee and shareholders meeting. In March 2002, the Company's Board of Directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company, with effect from January 2002, is to provide the
          Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses for providing such services.
          Accordingly, the Company received payment amounting to an annual amount of approximately $ 262 (not including subsidiaries) for the year 2006 from the Gamida Group for such services.

          Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During
          2006, Mr. Keene provided such legal services at a cost amounting to approximately $ 30.

          The management of the Company believes that the related party transactions described aforementioned (not inclusive of transactions between the Company and its wholly-owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

                                    - 101 -

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     APPENDIX I

     The following is a list of Healthcare Technologies Ltd's subsidiaries affiliates and other companies:

                                                                             PERCENTAGE OF HOLDING AND OWNERSHIP
                                                                                -----------------------------
                                                                                         DECEMBER 31,
                                                                                -----------------------------
                                                                                   2006               2005
COMPANY                                                                         ----------         ----------

Danyel Biotech Ltd. ("Danyel")                                                         80%                80%
Gamida Gen Marketing (1979) Ltd. (formerly - Gamidor)                                 100%               100%
Gamida Gen Ltd. (3)                                                                   100%               100%
Gamidor Diagnostics (1984) Ltd. ("Gamidor") (1)                                       100%               100%
Savyon Diagnostics Ltd. ("Savyon")                                                     50%                50%
Pronto Technologies Ltd. (formerly: Savyon Diagnostics Ltd.) ("Pronto")               100%               100%
Afferix Ltd. ("Afferix")                                                               27%                27%
Procognia U.K. Ltd. ("Procognia")                                                       -                  -
Diatech Diagnostics Ltd. ("Diatech") (2)                                              100%               100%
Savyon-Yaron Diagnostics Marketing Ltd. ("Savyon-Yaron") (1,2)                        100%               100%

     (1)  A wholly-owned subsidiary of Gamida Gen Marketing Ltd.

     (2)  Inactive company.

     (3)  A wholly-owned subsidiary of Pronto.

                                    - 102 -

                             SAVYON DIAGNOSTICS LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                        PAGE
                                                                  -----------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  104

BALANCE SHEETS                                                        105 - 106

STATEMENTS OF INCOME                                                     107

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)               108

STATEMENTS OF CASH FLOWS                                                 109

NOTES TO FINANCIAL STATEMENTS                                         110 - 125

                                    - 103 -

                   |X| Kost Forer Gabbay & Kasierer  |X| Phone: 972-3-5680333
                       3 Aminadav St.                    Fax:   972-3-5633407
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF

                             SAVYON DIAGNOSTICS LTD.

     We have audited the accompanying balance sheets of Savyon Diagnostics Ltd
("the Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December
31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the U.S.

Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
May 31, 2007                               A Member of Ernst & Young Global

                                    - 104 -

                                                         SAVYON DIAGNOSTICS LTD.
BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    DECEMBER 31,
                                                                -------------------
                                                                 2006         2005
                                                                ------       ------
                                                                      AUDITED
                                                                -------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                     $  656       $  217
  Trade receivables                                                540          793
  Other accounts receivable and prepaid expenses (Note 3)          291          311
  Inventories (Note 4)                                             886          754
                                                                ------       ------

TOTAL current assets                                             2,373        2,075
                                                                ------       ------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Deferred taxes (Note 11b)                                        154           33
  Severance pay fund                                               499          381
                                                                ------       ------

TOTAL long-term investments and receivables                        653          414
                                                                ------       ------

PROPERTY AND EQUIPMENT, NET (Note 5)                               818          679
                                                                ------       ------

OTHER ASSETS, NET (Note 2g):
  Intangible assets, net                                           292          348
  Goodwill                                                         102          102
                                                                ------       ------

TOTAL other assets                                                 394          450
                                                                ------       ------

TOTAL assets                                                    $4,238       $3,618
                                                                ======       ======

The accompanying notes are an integral part of the financial statements.

                                    - 105 -

                                                         SAVYON DIAGNOSTICS LTD.
BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                   DECEMBER 31,
                                                                               -------------------
                                                                                2006         2005
                                                                               ------       ------
                                                                                     AUDITED
                                                                               --------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term bank loans                                   $   80       $   17
  Trade payables                                                                  561          371
  Other accounts payable and accrued expenses (Note 6)                            482          473
  Management fees payable to shareholders                                       1,010          787
                                                                               ------       ------

TOTAL current liabilities                                                       2,133        1,648
                                                                               ------       ------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                           682          537
  Long-term bank loans, net of current maturities (Note 8)                        153           31
  Long-term loans from a shareholder (Note 9)                                     620          824
                                                                               ------       ------

TOTAL long-term liabilities                                                     1,455        1,392
                                                                               ------       ------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY  (Note 10):
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 4,000,000 shares as of December 31, 2006 and 2005; Issued and outstanding: 100,002
      shares as of December 31, 2006 and 2005                                    *) -         *) -
  Additional paid-in capital                                                      141          141
  Retained earnings                                                               509          437
                                                                               ------       ------

TOTAL shareholders' equity                                                        650          578
                                                                               ------       ------

TOTAL liabilities and shareholders' equity                                     $4,238       $3,618
                                                                               ======       ======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

                                    - 106 -

                                                         SAVYON DIAGNOSTICS LTD.
STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             YEAR ENDED DECEMBER 31,
                                                       -------------------------------------
                                                        2006           2005           2004
                                                       -------        -------        -------
                                                              AUDITED               UNAUDITED
                                                       ----------------------        -------

Sales (Note 13b)                                       $ 4,849        $ 5,103        $ 4,396
Cost of sales                                            2,672          2,709          2,255
                                                       -------        -------        -------

Gross profit                                             2,177          2,394          2,141
                                                       -------        -------        -------

Operating expenses:
  Research and development costs, net (Note 12a)           537            570            580
  Selling and marketing                                    577            597            554
  General and administrative                               868            855            909
                                                       -------        -------        -------

TOTAL operating expenses                                 1,982          2,022          2,043
                                                       -------        -------        -------

Operating income                                           195            372             98
Financial income (expenses), net (Note 12b)                (85)           (67)            24
                                                       -------        -------        -------

Income before taxes on income                              110            305            122
Taxes on income (benefit) (Note 11)                         38            (31)            16
                                                       -------        -------        -------

Net income                                             $    72        $   336        $   106
                                                       =======        =======        =======

The accompanying notes are an integral part of the financial statements.

                                    - 107 -

                                                         SAVYON DIAGNOSTICS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                           RETAINED         TOTAL
                                                                            ADDITIONAL      EARNINGS     SHAREHOLDERS'
                                                   NUMBER       SHARE        PAID-IN     (ACCUMULATED       EQUITY
                                                 OF SHARES     CAPITAL       CAPITAL        DEFICIT)     (DEFICIENCY)
                                                  -------       ------       -------        -------        -------

Balance as of January 1, 2004 (unaudited)         100,000       $ *) -       $  (159)       $    (5)       $  (164)

Net income                                              -            -             -            106            106
                                                  -------       ------       -------        -------        -------

Balance as of December 31, 2004 (unaudited)       100,000         *) -          (159)           101            (58)

Issuance of shares, net                                 2         *) -           300              -            300
Net income                                              -            -             -            336            336
                                                  -------       ------       -------        -------        -------

Balance as of December 31, 2005 (audited)         100,002         *) -           141            437            578

Net income                                              -            -             -             72             72
                                                  -------       ------       -------        -------        -------

Balance as of December 31, 2006 (audited)         100,002       $ *) -       $   141        $   509        $   650
                                                  =======       ======       =======        =======        =======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

                                    - 108 -

                                                         SAVYON DIAGNOSTICS LTD.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                2006          2005         2004
                                                                                -----        -----        -----
                                                                                     AUDITED            UNAUDITED
                                                                                ------------------        -----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                    $  72        $ 336        $ 106
  Adjustments required to reconcile net income to net cash
      provided by operating activities:
    Depreciation and amortization                                                 287          170          221
    Foreign currency exchange rate adjustments on long-term loans, net             74           51           37
    Gain from sale of property and equipment                                        -           (1)           -
    Accrued severance pay, net                                                     27          (44)          36
    Decrease (increase) in trade receivables                                      253          (14)        (180)
    Decrease (increase) in other accounts receivable and prepaid expenses          20          (62)         (59)
    Increase in inventories                                                      (132)           -          (45)
    Increase in deferred tax asset                                               (121)         (33)           -
    Increase (decrease) in trade payables                                         190         (261)         363
    Increase (decrease) in other accounts payable and accrued expenses              9           62         (345)
    Increase in management fees to shareholders                                   223           97          360
                                                                                -----        -----        -----

Net cash provided by operating activities                                         902          301          494
                                                                                -----        -----        -----

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                                      -            8            -
  Purchase of property and equipment                                             (336)        (367)        (157)
  Investment in other assets                                                      (37)         (35)           -
                                                                                -----        -----        -----

Net cash used in investing activities                                            (373)        (394)        (157)
                                                                                -----        -----        -----

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit                                                            -            -          (11)
  Proceeds from long-term loans                                                   240           53            -
  Principal payment of long-term bank loans                                       (74)          (4)           -
  Principal payment of long-term loans from shareholder                          (256)        (193)        (102)
  Proceeds from issuance of shares, net                                             -          150            -
                                                                                -----        -----        -----

Net cash provided by (used in) financing activities                               (90)           6         (113)
                                                                                -----        -----        -----

Increase (decrease) in cash and cash equivalents                                  439          (87)         224
Cash and cash equivalents at the beginning of the year                            217          304           80
                                                                                -----        -----        -----

Cash and cash equivalents at the end of the year                                $ 656        $ 217        $ 304
                                                                                =====        =====        =====

NON-CASH FINANCING ACTIVITIES:

Issuance of Ordinary shares upon conversion of long-term loans                  $   -        $ 150        $   -
                                                                                =====        =====        =====

CASH PAID DURING THE YEAR FOR:

  Interest                                                                      $  67        $  43        $  38
                                                                                =====        =====        =====

  Taxes                                                                         $  58        $  59        $  11
                                                                                =====        =====        =====

The accompanying notes are an integral part of the financial statements.

                                    - 109 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Savyon Diagnostics Ltd. ("Savyon" or " the Company") is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies development, manufacturing and marketing of medical diagnostic kits to laboratories and point of care sites in Israel and worldwide. The Company is also engaged in the production of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans.

          A separate line of products is based on lateral flow
          immuno-chromatography technology.

          Savyon manufactures and sells pregnancy tests and ovulation kits to six distributors around the world, mainly in North America.

          Savyon's newest over-the-counter (OTC) and point-of-care (POC)
          product, the SavvyCheck test, which has recently received CE registration, is for the diagnosis of Vaginal Yeast Infections. The
          SavvyCheck test is sold worldwide through newly established distribution channels to pharmacies, health clinics, and physicians.

     b.   Concentration of risks that may have a significant impact on the
          Company is as follows:

          The Company currently buys certain products from a limited number of suppliers. Management believes that other suppliers could provide similar products at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and the financial position.

          The Company's sales to one customer account for a significant portion of the Company's total sales and a loss of this customer could have a material adverse effect on the Company's business and financial results (see also Note 13c).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared according to accounting principles generally accepted in the United States ("U.S. GAAP"), applied on a consistent basis, as follows:

     a.   USE OF ESTIMATES:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   FINANCIAL STATEMENTS IN U.S. DOLLARS:

          The functional currency of the Company is the U.S. dollar ("dollar"), as the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's operations are currently conducted in Israel and most of its expenses are currently paid in dollars. Financing and investing activities and equity transactions are made in dollars.

                                    - 110 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of
          Financial Accounting Standard No. 52, "Foreign Currency Translations".
          All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

     c.   CASH AND CASH EQUIVALENTS:

          Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

     d.   INVENTORIES:

          Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from slow-moving items or technological obsolescence, excess inventories and for market prices lower than cost. In the years ended December 31, 2006, 2005 and
          2004, the Company provided for a write-off in the amounts of $ 77, $
          40, and $ 0 (unaudited), respectively, which are included in cost of sales.

          Cost is determined as follows:

          -    Raw materials and packaging materials - at moving weighted average cost method..

          -    Finished goods - on the basis of computed manufacturing costs, which include raw materials at average cost, labor and direct and indirect manufacturing costs, based on standard pricing.

     e.   PROPERTY AND EQUIPMENT:

          Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                        %
                                                       ------------------------------------

          Production and laboratory equipment                10 - 33 (mainly 20%)
          Motor vehicles                                            15
          Office furniture and equipment                      6 - 33 (mainly 6%)
          Leasehold improvements                      Over the shorter of the related lease
                                                        period or useful life of the asset

                                    - 111 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   IMPAIRMENT OF LONG-LIVED ASSETS:

          The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial
          Accounting Standard No. 144, "Accounting for the Impairment or
          Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.
          If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31,
          2006 and 2005, no impairment losses have been identified.

     g.   INTANGIBLE ASSETS:

          Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting
          Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.
          142").

     h.   GOODWILL:

          Goodwill is measured as the excess of the cost of an acquired company over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, "Goodwill and
          Other Intangible Assets" ("SFAS No. 142") goodwill is presented at cost and is not amortized annually; rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2006 and 2005, no impairment losses have been identified.

     i.   INCOME TAXES:

          The Company accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes"
          ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely-than-not that some portion or all of the deferred taxes will not be realized.

                                    - 112 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     j.   REVENUE RECOGNITION:

          The Company sells its products mainly through distributors, which are considered end users without rights of return or exchange. Therefore, revenue from distributors has been recognized on a "sell-in" basis
          (i.e., when the inventory is sold or delivered to the distributor).

          Revenue is recognized when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment.

     k.   RESEARCH AND DEVELOPMENT COSTS:

          Research and development costs, net of participations and grants received, are charged to expenses as incurred.

     l.   ROYALTY AND NON-ROYALTY-BEARING GRANTS:

          Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No grants were received in 2006.

          Non-royalty bearing grants from participation in European Union programs are recognized at the time that the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

          The Company recorded $ 134, $ 75 and $ 46 (unaudited) as participation in the years ended December 31, 2006, 2005 and 2004, respectively.

     m.   CONCENTRATIONS OF CREDIT RISK:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

          Cash and cash equivalents are deposited with major banks in Israel.
          Management believes that the financial institutions that hold the
          Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The Company's trade receivables derive mainly from sales to numerous customers in Israel. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk.
          Management believes that credit risks are moderated by the diversity of its end customers.

                                    - 113 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company performs ongoing credit evaluations of its customers'
          financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2006 and 2005, there was no allowance for doubtful accounts.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     n.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

          The carrying amounts of the Company's long-term borrowings approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

     o.   SEVERANCE PAY:

          The Company's liability for severance pay is calculated pursuant to
          Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance pay for the years ended December 31, 2006, 2005 and 2004 amounted to net $ 149, $3 and $ 36 (unaudited), respectively.

     P.   RECLASSIFICATION:

          Certain amounts from prior years have been reclassified to conform to the current period presentation.

          The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

                                    - 114 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

          1.   In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be
               sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and
               classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

               FIN 48 is effective for fiscal years beginning after December 15,
               2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company estimates that the adoption of
               FIN 48 will not have any significant impact on its consolidated financial statements.

          2.   In September 2006, the FASB issued Statement of Financial
               Accounting Standards (SFAS) 157, "Fair Value Measurements." SFAS
               157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is
               currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

          3.   In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" ("SFAS No.
               159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be
               reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently
               evaluating the impact that SFAS No. 159 will have on its
               consolidated financial statements.

                                    - 115 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                    2006         2005
                                                                   ------       ------
                                                                         AUDITED
                                                                   -------------------

Government authorities                                             $  141       $  122
Accounts receivable                                                     2           28
Prepaid expenses                                                       47          118
Related parties (1)                                                    58            -
Deferred taxes                                                         43           43
                                                                   ------       ------

                                                                   $  291       $  311
                                                                   ======       ======

     (1) Mostly, linked to the U.S. dollar.

NOTE 4:- INVENTORIES

Raw materials and
 packaging materials                                               $  339       $  245
Finished goods                                                        547          509
                                                                   ------       ------

                                                                   $  886       $  754
                                                                   ======       ======

NOTE 5:- PROPERTY AND EQUIPMENT

     a.   Composition of property and equipment is as follows:

Cost:
  Production and laboratory equipment                              $  738       $  419
  Motor vehicles                                                       91           91
  Office furniture and equipment                                      193          179
  Leasehold improvements                                              401          399
                                                                   ------       ------

                                                                    1,423        1,088
                                                                   ------       ------
Accumulated depreciation:
  Production and laboratory equipment                                 170           92
  Motor vehicles                                                       19            5
  Office furniture and equipment                                       88           62
  Leasehold improvements                                              328          250
                                                                   ------       ------

                                                                      605          409
                                                                   ------       ------

Depreciated cost                                                   $  818       $  679
                                                                   ======       ======

     b.   Depreciation expenses for the years ended December 31, 2006, 2005 and
          2004 amounted to $ 197, $ 146 and $ 118 (unaudited), respectively.

          As for charges, see Note 7c.

                                    - 116 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                       DECEMBER 31,
                                     ---------------
                                     2006       2005
                                     ----       ----
                                         AUDITED
                                     ---------------

Royalties payable                    $ 35       $ 78
Employees and payroll accruals        159        187
Government authorities                164         43
Accrued expenses                       96         76
Other                                  28         89
                                     ----       ----

                                     $482       $473
                                     ====       ====

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Royalty commitments:

          The Company is obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 2%-3.5%
          on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to
          100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1999. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

          Total royalties paid to the Government of Israel in the years ended
          December 31, 2006, 2005 and 2004 amounted to $ 14, $ 27 and $ 28
          (unaudited) respectively, and were recorded in cost of sales.

          At December 31, 2006, the Company has a remaining contingent obligation to the OCS in the amount of $ 562 (excluding accrued interest).

     b.   Lease commitments:

          The Company has leased several buildings, offices and warehouses under an operating lease agreement that expires on 2014, and motor vehicles under various operating leases that expire on various dates, the latest of which is in 2009.

          Future lease commitments under non-cancelable operating leases are as follows:

          2007                                $ 432
          2008                                  387
          2009                                  260
          2010                                  209
          2011 and thereafter                   641
                                             ------

                                             $1,929
                                             ======

          Total rent expenses for the years ended December 31, 2006, 2005 and
          2004, were approximately $ 267, $ 276 and $ 155 (unaudited), respectively.

                                    - 117 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     c.   Charges (assets pledged) and guarantees:

          As collateral for the credit line and loans provided to the Company, totaling $ 239 as of December 31, 2006, the Company has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

     d.   On January 2003, a former employee filed a claim against the Company in the amount of $ 179. On May 3, 2007, all aspects of the claim was rejected by a court in Israel.

     e.   NACBO Project:

          In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002
          - 2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology ("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties' (including Savyon) rights and obligations with respect to the intellectual property developed by each party throughout the project ("Project IP") and certain pre-existing intellectual property of each party thereto
          ("Pre-existing IP"). Among others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP that they own, and regarding certain of their Pre-existing IP, which the parties are required to identify and list in an annex to the agreement. During 2006, 2005 and 2004, the Company received from the project an aggregate amount of $ 66, $ 17 and $ 0 (unaudited), respectively. There is no obligation to repay the grants received.

     f.   The Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of Chlamydia pneumonia in a defined field of use.
          According to the license agreement, the Company is obligated to pay royalties at the rate of 5.5% and an annual license fee of $ 7. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later.
          Other than for termination upon breach and bankruptcy/insolvency, the
          Company may terminate the agreement upon 60 days' written notice.

     g.   Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). There is no obligation to repay grants received, in amount of (euro) 418,000.

     h.   In September 2003, a shareholder assigned to the Company various patents with respect to methods for producing diagnostic kits and undertook to assist Savyon in their exploitation. In consideration thereof, the shareholder is entitled to receive royalties at a rate of
          4% of all net sales of the relevant future products by the Company.

                                    - 118 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- LONG-TERM BANK LOANS

     a.   Composed as follows:

                                   INTEREST RATE          DECEMBER 31,
                                 ----------------       ----------------
                                 2006        2005       2006       2005
                                 ----        ----       ----       -----
                                         %                 AUDITED
                                 ----------------       ---------------

Loans from banks                 7.7          5.1       $233       $ 48
Less - current maturities                                 80         17
                                                        ----       ----

                                                        $153       $ 31
                                                        ====       ====

     b.   Maturities of long-term loans subsequent to the balance sheet date are as follows:

                                       DECEMBER 31,
                                      ---------------
                                      2006       2005
                                      ----       ----
                                          AUDITED
                                      ---------------

First year (current maturities)       $ 80       $ 17
                                      ----       ----

Second year                             80         17
Third year                              73         14
                                      ----       ----

                                       153         31
                                      ----       ----

                                      $233       $ 48
                                      ====       ====

     c.   Covenants:

          The Company has a bank covenant provision which includes, amongst others, compliance with different financial ratios and other provisions. As of December 31, 2006, the Company complied within all such provisions.

NOTE 9:- LONG-TERM LOAN FROM A SHAREHOLDER

     In January 2003, the Company received a loan in the amount of $ 1,200. The loan bears an annual interest rate of LIBOR+1.75%. According to the agreement, all of the shareholders will determine the repayment date.

     The loan will be converted into shares immediately upon liquidation.

     During the years ended December 31, 2006, 2005 and 2004, the Company repaid amounts of $ 204, $ 193 and $ 102 (unaudited), respectively, from the loan.
     During 2005, $ 150 was converted into shares (see also Note 10).

                                    - 119 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 10:- SHAREHOLDERS' EQUITY (DEFICIENCY)

     a.   Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

     b.   In January 2005, the Company issued 2 Ordinary shares to its shareholders in consideration for $ 300.There were no significant issuance expenses.

NOTE 11:- TAXES ON INCOME

     a.   Measurement of results for tax purposes under the Income Tax
          (Inflationary Adjustments) Law, 1985:

          Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price
          Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No.
          109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

          1.   Corporate tax structure:

               Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in
               2010 and thereafter.

          2.   Tax benefits under the Israeli Law for the Encouragement of
               Capital Investments, 1959 ("the Law"):

               A portion of the Company's production facilities have been granted the status as an "Approved Enterprise", according to the
               Law, under two investment programs ("the Programs").

               In accordance with the Law, the Company has chosen the
               alternative benefits track. Accordingly, taxable income derived from the "Approved Enterprises" is tax exempt for a period of two to four years and is eligible for a reduced corporate tax rate of up to 15% for an additional period of six to eight years, based on the percentage of foreign investment in the Company. The abovementioned tax benefits are scheduled to gradually expire through 2006 for the first program and 2015 for the second program.

               The benefit period for each of the Programs is limited to 12 years from the year in which the enterprise began operations, or
               14 years from the year in which the approval was granted,
               whichever is earlier.

                                    - 120 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- INCOME TAXES (CONT.)

               The entitlement to the above benefits is conditioned upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

               The tax-exempt income attributable to the "Approved Enterprise"
               can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The
               Company has decided not to declare dividends out of such
               tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved
               Enterprises".

               If the net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits and an income tax liability.

               Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the statutory tax rate.

               On April 1, 2005, an amendment to the Law came into effect ("the
               Amendment") that has significantly changed the provisions of the
               Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the
               Beneficiary Enterprise's income will be derived from export. The
               Company's income from Beneficiary Enterprise in 2005 and 2006 is immaterial. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

               However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved
               Enterprise" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the
               Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

          3.   Tax benefits under the Israeli Law for the Encouragement of
               Industry (Taxation), 1969:

               The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, including accelerated depreciation and deduction of public issuance
               expenses in three equal annual installments.

                                    - 121 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- INCOME TAXES (CONT.)

     b.   Deferred taxes:

          Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
          Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                         ---------------
                                                         2006       2005
                                                         ----       ----
                                                             AUDITED
                                                         ---------------
Deferred tax assets:
   Reserves and allowances                               $ 71       $ 86
                                                         ----       ----

Total deferred tax asset                                   71         86
                                                         ----       ----

Deferred tax liabilities:
   Management fees                                        112          -
   Property and equipment                                  14        (10)
                                                         ----       ----

Net deferred tax assets before valuation allowance        197         76
Valuation allowance                                         -          -
                                                         ----       ----

Net deferred tax assets                                  $197       $ 76
                                                         ====       ====

Deferred tax assets presented in balance sheet:

   Non-current deferred tax assets                       $154       $ 33
   Other current deferred tax assets                       43         43
                                                         ----       ----

Net deferred tax assets                                  $197       $ 76
                                                         ====       ====

     c.   A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the
          Company, and the actual tax expense as reported in the statements of income, is as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                              -------------------------------
                                                                              2006          2005         2004
                                                                              -----        -----        -----
                                                                                   AUDITED            UNAUDITED
                                                                              ------------------        -----

Income before income taxes, as reported in the statements of income           $ 110        $ 305        $ 122
                                                                              =====        =====        =====
Tax based on statutory tax rate in Israel (31% in 2006, 34%
   in 2005 and 36% in 2004)                                                   $  34        $ 103        $  44
                                                                              -----        -----        -----
Decrease in taxes resulting from the effect of "Approved Enterprise"              -           (6)          (3)
   benefits
Non-deductible expenses                                                          33           10           10
Deductible expense for tax purposes only                                        (21)        (103)         (17)
Taxes in respect of prior years                                                   -          (10)           -
Valuation allowance                                                               -          (20)         (21)
Other                                                                            (8)          (5)           3
                                                                              -----        -----        -----

                                                                                  4         (134)         (28)
                                                                              -----        -----        -----
Actual income tax                                                             $  38        $ (31)       $  16
                                                                              =====        =====        =====

                                    - 122 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- INCOME TAXES (CONT.)

     d.   The provision for income taxes is comprised as follows:

                        YEAR ENDED DECEMBER 31,
                     ----------------------------
                     2006        2005        2004
                     ----        ----        ----
                         AUDITED           UNAUDITED
                     ----------------        ----

Current taxes        $ 47        $ 47        $ 16
Deferred taxes         (9)        (78)          -
                     ----        ----        ----

                     $ 38        $(31)       $ 16
                     ====        ====        ====

NOTE 12:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Research and development costs, net:

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                   2006         2005         2004
                                                   -----       -----        -----
                                                        AUDITED           UNAUDITED
                                                   -----------------        -----

Materials                                          $  70       $  36        $  67
Wages and related benefits                           353         333          338
Depreciation and amortization                        106          40           31
Rent, maintenance and motor vehicle expenses          77          93           72
Consulting                                            39          86           84
Travel expenses                                       21          27           30
Other                                                  5          30            4
                                                   -----       -----        -----

                                                     671         645          626
Less - grants and participations                     134          75           46
                                                   -----       -----        -----

                                                   $ 537       $ 570        $ 580
                                                   =====       =====        =====

     b.   Financial expenses (income), net:

Income:
  Exchange rate differences                        $   -       $   -        $ (86)
                                                   -----       -----        -----

Expenses:
  Interest and others                                 61          66           40
  Exchange rate differences and bank charges          24           2           22
                                                   -----       -----        -----

                                                      85          68           62
                                                   -----       -----        -----

                                                   $  85       $  68        $ (24)
                                                   =====       =====        =====

                                    - 123 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     a.   Summary information about geographic areas:

          The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 ("SFAS No 131"), "Disclosures
          about Segments of an Enterprise and Related Information". Total
          revenues are attributed to geographical areas based on location of end customers.

     b.   The following data presents total revenues and long-lived assets for the years ended and as of December 31, 2006, 2005and 2004:

                                       2006                      2005                      2004
                                -------------------       -------------------       -------------------
                               LONG-LIVED    TOTAL      LONG-LIVED     TOTAL      LONG-LIVED     TOTAL
                                ASSETS      REVENUES      ASSETS      REVENUES      ASSETS      REVENUES
                                ------       ------       ------       ------       ------       ------

Israel                          $1,215       $  353       $1,129       $  451       $  904       $  492
Western Europe (excluding
   France and Germany)               -        1,277            -        1,183            -          857
France                               -        1,067            -        1,377            -        1,300
Eastern Europe                       -          369            -          291            -          284
Asia                                 -          476            -          365            -          335
United States                        -          434            -          568            -          177
Germany                              -          656            -          671            -          787
Other                                -          217            -          197            -          164
                                ------       ------       ------       ------       ------       ------

                                $1,215       $4,849       $1,129       $5,103       $  904       $4,396
                                ======       ======       ======       ======       ======       ======

     c.   Major customer data (percentage of total sales):

                           YEAR ENDED DECEMBER 31,
                      ----------------------------------
                      2006           2005           2004
                      ----           ----           ----
                           AUDITED               UNAUDITED
                      -------------------           ----

Customer A             22%            27%            29%
Customer B             13%            13%            18%

                                    - 124 -

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                    2006         2005
                                                                   ------       ------
                                                                         AUDITED
                                                                   -------------------
Assets:
Trade receivables (on account of purchases from the Company)       $   86       $   70
                                                                   ======       ======
Liabilities:
Management fees to shareholders                                    $1,010       $  787
                                                                   ======       ======

Long-term loans from a shareholder (see Note 9)                    $  552       $  744
                                                                   ======       ======

     b.   Transactions with related parties:

                                                                        YEAR ENDED DECEMBER 31,
                                                                      ---------------------------
                                                                      2006       2005       2004
                                                                      ----       ----       ----
                                                                          AUDITED         UNAUDITED
                                                                      ---------------       ----
Expenses:
  Management fees and reimbursement of expenses to shareholders       $396       $396       $432
                                                                      ====       ====       ====
Interest on a long-term loan from a shareholder (see Note 9)          $ 52       $ 48       $ 39
                                                                      ====       ====       ====
Income:
  Income from manufacturing and sales to a related party              $286       $325       $405
                                                                      ====       ====       ====

     c.   The Company manufactures and sells its products, amongst others, to a related party (Gamidor Diagnostics Ltd.), and purchases part of its raw material from related party (Danyel Biotech Ltd.), and pays management fees and reimbursement of expenses to shareholders
          (Healthcare Technologies Ltd. and Martin Lee).

                                    - 125 -

     (B)  EXHIBITS

EXH. NO. INCORP. BY REF. TO

1.1              1.1(8)       Memorandum of Association of the Registrant, as
                              amended.

1.2              (15)         Articles of Association, restated to include all
                              amendments in effect as of the date of this Report

2.1              2.1(1)       Debenture Purchase Agreement, dated as of May 14,
                              1991, among Healthcare, Rosebud, Evergreen-Canada
                              Israel Investment and Company Ltd. et. al.

4.1              2.3(1)       Agreement dated February 21, 1991 between Savyon
                              and New Horizons Diagnostic Corp.

4.2              2.4(1)       Agreement dated August 1, 1986 between Diatech Ltd.
                              and Diamotek Ltd.

4.3              2.5(1)       Agreement dated February 22, 1987 between Diatech
                              Ltd. and Yissum University.

4.4              2.6(1)       Agreement dated September 9, 1987 between Diatech
                              Ltd. and Ramot University Authority for Applied
                              Research & Industrial Development Ltd.

4.5              2.7(1)       Agreement dated July 15, 1989 between Diatech Ltd.
                              and Yissum University.

4.6              2.8(1)       Agreement dated January 1, 1991 between Diatech
                              Ltd. and Yeda.

4.7              2.9(1)       Distributorship Agreement between Savyon and
                              Toshin, dated March 3, 1986.

4.8              2.11(4)      Lease Agreement for Savyon's Facilities in Ashdod,
                              Israel, dated March 29, 1993.

4.9              2.13(4)      Agreement between the Company and Savyon dated
                              October 10, 1994.

4.10             2.15(6)      Agreement dated January 23, 1995 between the
                              Company, Eriphyle Trading Ltd. and Gamida-Gen
                              Marketing Ltd., for the acquisition by the Company
                              of shares of Gamida-Gen Marketing Limited (Gamidor).

4.11             2.17(7)      Agreement dated April 10, 1997 between the Company,
                              Gamida for Life BV, Yacob Ofer, Gamida-Gen
                              Marketing Ltd. and Gamidor Diagnostics (1984) Ltd.,
                              for the acquisition by the Company of ordinary
                              shares of Gamida-Gen Marketing Ltd.

4.12             2.19(9)      Asset Purchase Agreement dated October 7, 1998
                              between Gamidor Limited (Gamidor UK) and Gamidor
                              Diagnostics UK.

4.13             2.20(9)      Agreement dated December 23, 1998 between the
                              Company, Gamida Trading Ltd., Gamida for Life BV
                              and Gamidor Limited (Gamidor UK).

                                     - 126 -

4.14             2.21(9)      Heads of Agreement dated October 1, 1998 between
                              Gamidor Diagnostics (1994) Ltd. and the principal
                              shareholder in Yaron Chemicals Ltd.

4.15             2.22(9)      Agreement dated February 7, 1999 between Healthcare
                              Technologies Ltd., Hadasit Medical Research
                              Services & Development Limited and others.

4.16             2.23(9)      Agreement between Luly Gurevich and Entity as
                              adopted by Healthcare Technologies Ltd. in June
                              1999.

4.17             (16)         The Company's amended year 2000 Incentive Share
                              Option Plan.

4.18             2.25(11)     Share Purchase Agreement dated August 21, 2000, by
                              and between Healthcare Technologies Ltd., Glycodata
                              Ltd., Mr. Ofer Markman, Mr. Yeshayahu Yakir and
                              certain investors, including Form of Convertible
                              Debenture attached as Exhibit B thereto.

4.19             2.26(11)     Share Purchase Agreement dated October 2, 2000
                              between Healthcare Technologies Ltd., Gamida For
                              Life BV (and other shareholders of GamidaGen Ltd.)
                              and GamidaGen Ltd.

4.20             2.27(11)     Assignment and Transfer Agreement dated December 1,
                              2000 between Healthcare Technologies Ltd. and
                              Savyon Diagnostics Ltd.

4.21             2.28(11)     Asset Transfer and Assignment Agreement dated
                              December 30, 2000 between Diatech Diagnostics Inc,
                              Diatech Diagnostics Ltd. and Savyon Diagnostics Ltd.

4.22             2.29(11)     Share Sale and Assignment Agreement dated December
                              31, 2000 between Diatech Diagnostics Inc, Diatech
                              Diagnostics Ltd. and Healthcare Technologies Ltd.

4.23             2.30(11)     Agreement dated January 21, 2001 between Healthcare
                              Technologies Ltd and Savyon Diagnostics Ltd.

4.24             2.31(12)     Share Exchange Agreement dated April 29, 2002
                              between Procognia Ltd., Glycodata Ltd., Healthcare
                              Technologies Ltd. and the other shareholders of
                              Glycodata Ltd.

4.25             2.32(12)     Subscription and Shareholders' Agreement relating
                              to Procognia Ltd. dated April 29, 2002 between
                              certain investors, executives and additional
                              subscribers, Healthcare Technologies Ltd.,
                              Procognia Ltd. and Glycodata Ltd.

4.26             99.1(13)     Distribution Agreement between Dade Behring Marburg
                              GmbH and Gamidor Diagnostics

4.27             99.2(13)     Distribution Agreement between Amersham Pharmacia
                              Biotech AB and Danyel Biotech Ltd.

4.28             99.3(13)     Deal Structure Document for Savyon 2003 Transaction.

                                     - 127 -

4.29             10(14)       Agreement between Biodiagnostic (Savyon) and
                              Advance Products (B.G. Negev Technologies and
                              Applications) Ltd. dated October 31, 1983.

4.30             4.30         Agreement dated October 26, 1994 with the
                              Washington Research Foundation.

4.31             14           Assignment Agreement Amersham - dated August 2,
                              2001.

4.32             16           Term Sheet for ImmvaRx transaction.

4.33             17           Audit Committee Charter.

4.34             17           Agreement for the sale of the Company's shares in
                              Procognia to Gamida.

4.35             15           Agreement between Healthcare Technologies Ltd.,
                              Gamida For Life B.V., Macqaurie Bioventures Inc.
                              and NexGen Biofuels Inc.

8.               99.5         Subsidiaries of the Registrant.

11               17           Code of Ethics

12.1             15           Certification of Chief Executive Officer pursuant
                              to 18 U.S.C. Section 1350 as adopted pursuant to
                              Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2             15           Certification of Chief Financial Officer pursuant
                              to 18 U.S.C. Section 1350 as adopted pursuant to
                              Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3             15           Certification of Chief Executive Officer pursuant
                              to Rule 13a-14(a) of the Securities Exchange Act of
                              1934, as amended.

12.4             15           Certification of Chief Financial Officer pursuant
                              to Rule 13a-14(a) of the Securities Exchange Act of
                              1934, as amended.

23               15           Consent of Kost Forer & Gabbay.

                 ----------

                 1    Incorporated by reference to the Registrant's Registration
                      Statement on Form F-1 (File No. 44811)

                 2    Incorporated by reference to the Registrant's Registration
                      Statement on Form F-1 (File No. 33-22868)

                 3    Incorporated by reference to the Registrant's Registration
                      Statement on Form F-1 (File No. 33-54190)

                 4    Incorporated by reference to the Registrant's Registration
                      Statement on Form F-2 (File No. 33-85144)

                 5    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1994.

                 6    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1995.

                 7    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1996.

                                     - 128 -

                 8    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

                 9    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1998.

                10    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1999.

                11    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2000.

                12    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as amended.

                13    Incorporated by reference to Registrant's Registration
                      Statement on form F-3 (SEC File No. 333-99601).

                14    Incorporated by reference to Registrant's Registration
                      Statement on Form F-3 (SEC File No. 33-22868).

                15    Filed herewith.

                16    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2003.

                17    Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2004.

                                     - 129 -

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              HEALTHCARE TECHNOLOGIES LTD.

                                              By: /s/ Daniel Kropf
                                              --------------------
                                              Daniel Kropf
                                              Chairman of the Board of Directors

Date: June 28, 2007

                                     - 130 -

Exhibit 12.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 12.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 12.3 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Exhibit 12.4 CERTIFICATION OF CHIEF FINANCIA OFFICER PURSUANT TO RULE 13A-14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                                                                         ANNEX B

                            ASSET PURCHASE AGREEMENT

                                      among

                          HEALTHCARE TECHNOLOGIES LTD.,
                               an Israeli company;

                             NEXGEN BIOFUELS, INC.,
                             a Delaware corporation;

                             MAC BIOVENTURES, INC.,
                              a Belize corporation;

                                       and

                             GAMIDA FOR LIFE, B.V.,
                           a Netherlands corporation.

                                January 16, 2007

                                TABLE OF CONTENTS

DEFINITIONS                                                                   2

THE ACQUISITION TRANSACTIONS                                                  9

REPRESENTATIONS AND WARRANTIES OF THE COMPANY                                12

REPRESENTATIONS AND WARRANTIES OF PURCHASER                                  21

REPRESENTATIONS AND WARRANTIES OF GAMIDA                                     23

COVENANTS AND AGREEMENTS BETWEEN THE COMPANY AND THE PURCHASER
EFFECTIVE PRIOR TO CLOSING                                                   25

COVENANTS AND AGREEMENTS AMONG THE COMPANY, THE PURCHASER AND
GAMIDA EFFECTIVE PRIOR TO CLOSING                                            26

CONDITIONS PRECEDENT TO THE OBLIGATION OF EACH PARTY TO CLOSE                27

CONDITIONS PRECEDENT TO THE OBLIGATION OF PURCHASER TO CLOSE                 28

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO CLOSE               32

CONDITIONS PRECEDENT TO THE OBLIGATION OF GAMIDA TO CLOSE                    34

SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF THE PARTIES                    35

COVENANTS AND AGREEMENTS OF THE PARTIES AFTER CLOSING                        36

TERMINATION; REMEDIES                                                        42

EXPENSES; CONFIDENTIALITY                                                    43

NOTICES                                                                      44

MISCELLANEOUS                                                                45

                            ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT, dated as of January 16, 2007, is made and entered into by and between HEALTHCARE TECHNOLOGIES LTD., an Israeli company
("HC" or the "PURCHASER"), NEXGEN BIOFUELS, INC., a Delaware corporation
("COMPANY"), MAC BIOVENTURES, INC., a Belize corporation ("MAC") and GAMIDA FOR
LIFE, B.V., a Netherlands corporation ("GAMIDA").

     WHEREAS, the Company is a private company, wholly-owned by a wholly-owned subsidiary of MAC, and engages in the business of developing ethanol and biodiesel plants, primarily in the United States, including the construction, operation and permitting of such alternative energy generating facilities;

     WHEREAS, the Purchaser, through its direct and indirect subsidiaries, is in the business of developing, manufacturing and marketing clinical diagnostic test kits, and providing services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide;

     WHEREAS, Gamida is a controlling shareholder of the Purchaser;

     WHEREAS, the Purchaser desires to acquire from the Company all of the rights and interests of the Company in and to the Assets, including the intellectual property relating to the Business, upon the terms and conditions of this Agreement;

     WHEREAS, the Company is willing to transfer to the Purchaser all of the rights and interests of the Company in and to the Assets, including the intellectual property relating to the Business, upon the terms and conditions of this Agreement;

     WHEREAS, Gamida desires to purchase from the Purchaser all of the
Healthcare Assets and assume all of the Healthcare Liabilities, upon the terms and conditions of this Agreement;

     WHEREAS, the Purchaser is willing to sell to Gamida all of the Healthcare
Assets and the Healthcare Liabilities, upon the terms and conditions of this
Agreement; and

     WHEREAS, the Board of Directors of the Purchaser deems it desirable and in the best interests of the Purchaser and its shareholders that the transactions contemplated by this Agreement be made and performed pursuant to a court approved plan of arrangement pursuant to Sections 350 and 351 of the Companies
Law (the "ARRANGEMENT").

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

                                       1

1.   DEFINITIONS

     When used in this Agreement, the following terms shall have the respective meanings set forth below:

     1.1. Except as set forth in Section 11.3.9, "Affiliate" shall mean with respect to any Person at any given time (i) a Person directly or indirectly controlling, controlled by or under common control with, such Person; (ii) a
Person owning or controlling 10% or more of the outstanding voting securities of such Person or (iii) an officer, director or partner of such Person. For these purposes, control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     1.2. "Agreement" shall mean this Asset Purchase Agreement, including all annexes, exhibits and schedules thereto, as the same may hereafter be amended, modified or supplemented from time to time.

     1.3. "Assets" shall mean all of the goodwill, assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, wherever located and whether or not carried or reflected on the books and records of the Company, which, at the Closing, are owned by the
Company or in which the Company has any rights or interest (including the right to use), including under express or implied warranties, and all approvals, consents, licenses and permits relating thereto excepting only any of the Assets sold prior to the Closing in the ordinary course of business, consistent with past practices and in compliance with the Company's undertakings in Section 5 hereof. The Assets shall include, but not be limited to, the following:

          1.3.1. real property and all rights and options to acquire real property;

          1.3.2. inventories;

          1.3.3. tangible personal property including machinery, equipment, trucks, automobiles, furniture, supplies, spare parts and tools;

          1.3.4. the Intangible Personal Property;

          1.3.5. prepaid items;

          1.3.6. the Licenses and Permits;

          1.3.7. the Contracts;

          1.3.8. accounts receivable, whether for goods sold or leased or services performed or to be performed;

          1.3.9. cash and cash equivalents including bank accounts, certificates of deposit, bankers' acceptances, United States Government (or Agency)
     securities or other securities owned by the Company or in which the Company has any interest other than securities of the Purchaser;

                                       2

          1.3.10. books and records;

          1.3.11. all rights of the Company under express or implied warranties from suppliers or contractors with respect to the Assets;

          1.3.12. all of the Company's claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind;

          1.3.13. all of the Company's rights to receive mail and other communications;

          1.3.14. all goodwill of the Business as a going concern; and

          1.3.15. all other properties, tangible and intangible, not otherwise referred to above which are owned by the Company or in which it has any interest.

Assets shall also include all of the above which relate in any manner to the
Company's options to own five greenfield sites in Wisconsin, Iowa, Ohio and
Indiana, permitting for 100 million gallons of annual ethanol/biodiesel production per site as well as 100% of the shares in each of the NexGen
Subsidiaries (the "CURRENT ASSETS"). If the Current Assets Valuation is less than the Minimum Valuation Amount (as defined in Section 7.1.8), then Assets shall also include the Completion Assets.

     1.4. "Authority" shall mean any governmental, regulatory or administrative body, agency or authority, any court of judicial authority, any arbitrator or any public, private or industry regulatory authority, whether international, national, state, municipal or local.

     1.5. "Business" shall mean the business of planning, constructing, operating and/or developing one or more ethanol and biodiesel alternative energy facilities within the United States, with a capacity of approximately
100,000,000 gallons of ethanol and/or biodiesel per year per plant on a fully permitted basis, as anticipated by the Company as planned for operations and as the same continues to be constituted until the Effective Time.

     1.6. "Business Day" shall mean any day that is a business day in both the
State of Israel and the State of Florida.

     1.7. "Closing" shall mean the consummation of the transactions contemplated in this Agreement as set forth in Sections 1.62, 1.64,1.69, 1.71 and if applicable, 1.70.

     1.8. "Closing Date" shall mean the date upon which the Closing occurs.

     1.9. "Company" shall mean NEXGEN Biofuels, Inc., a Delaware corporation.

     1.10. "Company Delayed Disclosure Schedule" shall mean the schedule, to be dated no later than the Delayed Date, to be delivered to the Purchaser and
Gamida by no later than seven (7) Business Days prior to the Delayed Date and which shall be prepared and executed by the Company and MAC and arranged in sections corresponding to the sections of this Agreement to be modified and supplemented by such schedule.

                                       3

     1.11. "Company Delayed Representations" shall mean the representations and warranties set forth in the second sentence of Section 2.2, Sections 2.3, 2.4.6,
Section 2.4.10, Section 2.5.2.1(other than the third sentence thereof), the last two sentences of Section 2.5.2.2, the first sentence of Section 2.5.5, and
Sections 2.5.5.5, 2.8, 2.6, 2.9, 2.10 and 2.12.

     1.12. "Company Disclosure Schedule" shall mean the Company Signing
Disclosure Schedule and the Company Delayed Disclosure Schedule.

     1.13. "Company Documents" shall mean this Agreement and all other agreements, instruments and certificates to be executed by the Company in connection with this Agreement.

     1.14. "Companies Law" shall mean the Israel Companies Law - 1999 and the rules and regulations thereunder.

     1.15. "Company Signing Disclosure Schedule" shall mean the schedule, of even date herewith, delivered to the Purchaser and Gamida and prepared and executed by the Company and MAC which is arranged in sections corresponding to the sections of this Agreement to be modified and supplemented by such schedule.

     1.16. "Company Signing Representations" shall mean the Company's and MAC's representations and warranties set forth in Section 2 and which are not a
Company Delayed Representation.

     1.17. "Completion Assets" shall mean an existing functional plant relating to the Business and all its related assets, or all of the shares held by the
Company of an entity which directly owns such a plant, or cash, with a value of no less than the Completion Amount.

     1.18. "Completion Assets Valuation" shall mean the value of the Completion
Assets as accepted by the Purchaser as contemplated by Section 7.1.9 below, which shall be no less than the Completion Amount.

     1.19. "Contracts" shall mean all agreements, contracts, obligations, promises, undertakings, commitments of any nature whatsoever, express or implied, whether oral or written, and all amendments thereto, entered into by or binding upon the Company or to which any of its properties may be subject, including warranties, guaranties, indentures, bonds, options, leases, subleases, easements, mortgages, employee benefit or welfare plans, collective bargaining agreements, licenses, purchase orders, sales orders.

     1.20. "Court" shall mean the District Court of Tel Aviv-Jaffa.

     1.21. "Covenantors" shall mean the Company, NEXGEN Biofuels, Inc., MAC, as well as the Affiliates thereof.

                                       4

     1.22. "Current Assets" shall have the meaning ascribed to such term in
Section 1.3 above.

     1.23. "Current Assets Valuation" shall mean the valuation in dollar terms actually given to the Current Assets by the written valuation contemplated by
Section 7.1.8 below.

     1.24. "Delayed Date" shall mean the date thirty five (35) days following the date hereof but no less than fourteen (14) Business Days prior to the
Closing Date.

     1.25. "Dollars" shall denote the lawful currency of the United States of
America. "US $", "USD", "$", "dollars", "US Dollars", "U.S. Dollars" shall likewise be construed.

     1.26. "Effective Time" shall mean 12:01 a.m. Tel-Aviv, Israel time on the
Closing Date.

     1.27. "Exchange Act" or "Securities Exchange Act" shall mean the Securities
Exchange Act of 1934, as amended.

     1.28. "Existing Subsidiaries" means Savyon Diagnostic Ltd., an Israeli company, Danyel Biotech Ltd., an Israeli company, Afferix Ltd., an Israeli company, and Gamidor Diagnostics (1984) Ltd., an Israeli company. Should the
Purchaser hold shares in Gamida Gen-Marketing Ltd., an Israeli company, or
Pronto Technologies Ltd., an Israeli company, or in any other company, other than NewCo, then the term Existing Subsidiaries shall include such companies.

     1.29. "Gamida" shall mean Gamida for Life, B.V., a Netherlands corporation.

     1.30. "Gamida Disclosure Schedule" shall mean the schedule, to be dated as of the Closing Date, to be delivered to the Purchaser and the Company by no later than seven (7) Business Days prior to the Closing Date and which shall be prepared and executed by Gamida and arranged in sections corresponding to the sections of this Agreement to be modified and supplemented by such schedule.

     1.31. "Gamida Documents" shall mean this Agreement and all other agreements, instruments and certificates to be executed by Gamida in connection with this Agreement.

     1.32. "Hart-Scott-Rodino Act" or "HSR Act" shall mean the Hart-Scott-Rodino
Antitrust Improvements Act of 1976.

     1.33. "Healthcare Assets" shall mean all of the goodwill, assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, wherever located and whether or not carried or reflected on the books and records of HC, which as of the Closing are owned by HC or in which HC has any rights or interest (including the right to use), including under express or implied warranties, and all approvals, consents, licenses and permits relating thereto excepting all of the Healthcare Excluded
Assets. The Healthcare Assets shall include, but not be limited to, the following:

                                       5

          1.33.1. HC's holdings in the Existing Subsidiaries, including goodwill;

          1.33.2. receivables, including cash or cash equivalent receivables;

          1.33.3. severance pay funds; and

          1.33.4. property and equipment;

     1.34. "Healthcare Excluded Assets" shall mean the following assets of HC:

          1.34.1. Contracts and related assets with ADP - Automatic Data
     Processing, Continental Stock Transfer, The Nasdaq Stock Market, Howden
     Insurance Brokers, the SEC; and

          1.34.2. books and records, other than as related to the Healthcare
     Assets.

     1.35. "Healthcare Excluded Liabilities" shall mean HC's liabilities, debts, obligations, whether accrued, direct or indirect, fixed, contingent, in connection with the Healthcare Excluded Assets and the Subsidiary Loan.

     1.36. "Healthcare Liabilities" shall mean all of HC's liabilities, debts, obligations, whether accrued, direct or indirect, fixed, contingent, or otherwise, known or unknown, existing immediately following the Closing, except for the Healthcare Excluded Liabilities. The Healthcare Liabilities shall include, but not be limited to, the following:

          1.36.1. Payables, including short term bank credit;

          1.36.2. Bank loans;

          1.36.3. Accrued severance pay;

     1.37. "Indemnitees" shall mean (i) the Purchaser, (ii) each of Purchaser's
Affiliates, assigns and successors in interest, including NewCo, and (iii) each of their respective shareholders, directors, officers, employees, agents, attorneys and representatives.

     1.38. "Intangible Personal Property" means all intangible properties owned by the Company or in which the Company has any interest (including the right to use), including: (i) all registered and unregistered trademarks, service marks, trade names, domain names and slogans, all applications therefore, and all associated goodwill; (ii) all statutory, common law and registered copyrights, all applications therefor and all associated goodwill; (iii) all patents and patent applications, all associated technical information, shop rights, know-how, trade secrets, processes, operating, maintenance and other manuals, drawings and specifications, process flow diagrams and related data, and all associated goodwill; (iv) all software and documentation thereof, (including all electronic data processing systems and program specifications, source codes, input data and report layouts and format, record file layouts, diagrams, functional specifications, narrative descriptions and flow charts); and (v) all other inventions, discoveries, improvements, processes, formulae (secret or otherwise), data, drawings, specifications, trade secrets, confidential information, know-how and ideas (including those in the possession of third parties, but which are the property of the Company), and all drawings, records, books or other tangible media embodying the foregoing.

                                       6

     1.39. "Law" shall mean any applicable law, statute, regulation, treaty, ordinance, rule, requirement, official directive, announcement or other binding action or requirement of an Authority, including environmental laws.

     1.40. "Licenses and Permits" shall mean all licenses permits, approvals and consents issued to, or received by, the Company or in which the Company has any interest (including the right to use), which constitute Assets or relate to the
Assets.

     1.41. "Lien or Other Encumbrance" shall mean any lien, pledge (whether fixed or floating), mortgage, hypothecation, attachment, security interest, lease, charge, conditional sales contract, option, restriction, reversionary interest, deed, deposit arrangement, right of first refusal, voting trust arrangement, preemptive right, claim under bailment or storage contract, easement or any other adverse claim or right whatsoever.

     1.42. "Material Adverse Change" or "Material Adverse Effect" or other similar phrases shall mean any matter which would have a material adverse effect on a party's financial condition, assets, liabilities, business, operations, prospects or ability to consummate the transactions contemplated hereby, provided that with respect to Purchaser, any decrease in the market price of the
Purchaser Ordinary Shares shall not constitute a Material Adverse Change or
Material Adverse Effect.

     1.43. "Material Contracts" shall mean, collectively, the Contracts which are required to be identified anywhere in the Company Disclosure Schedule by the terms and provisions of this Agreement.

     1.44. "Merger" shall mean the sale, transfer, conveyance, assignment and delivery by the Company to NewCo, by appropriate deeds, bills of sale, assignments and other instruments reasonably satisfactory to the Purchaser and its counsel, of all of the Company's right, title and interest in and to the
Assets, free and clear of all liabilities, obligations, Liens and Other
Encumbrances.

     1.45. "Merger Shares" shall mean the Purchaser Ordinary Shares to be purchased by MAC at the Closing and any other Purchaser Ordinary Shares to be issued and/or transferred as set forth in Section 1.70 below.

     1.46. "NewCo" shall mean a newly formed company organized under the laws of the State of Delaware, wholly-owned by the Purchaser and organized specifically for the consummation of the Merger (or such other U.S. state as to be agreed between the Purchaser and the Company).

     1.47. "NexGen Subsidiaries" shall mean each of the following wholly-owned subsidiaries of the Company: Council Bluffs Biofuels, Inc; Red Oak Ethanol, Inc;
Reedsburg Biofuels, Inc; Port Clinton Biofuels, Inc; and Indiana Biofuels, Inc.

                                       7

     1.48. "NIS" shall mean New Israeli Shekels.

     1.49. "Order" shall mean any decree, decision, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

     1.50. "Organizational Documents" shall mean the certificate of incorporation, Memorandum of Association, Articles of Association, by-laws or other governing or charter documents of any Person.

     1.51. "Person" shall mean any entity, corporation, company, association, limited liability company, joint venture, joint stock company, partnership, trust, organization, individual (including personal representatives, executors and heirs of a deceased individual), nation, state, government (including agencies, departments, bureaus, boards, divisions and instrumentalities thereof), trustee, receiver or liquidator.

     1.52. "Proceeding" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before or otherwise involving, any Authority or mediator.

     1.53. "Purchaser" shall mean Healthcare Technologies Ltd., an Israeli corporation.

     1.54. "Purchaser Disclosure Schedule" shall mean the schedule, to be dated as of the Closing Date, to be delivered to the Company and Gamida by no later than seven (7) Business Days prior to the Closing Date and which shall be prepared and executed by the Purchaser and arranged in sections corresponding to the sections of this Agreement to be modified and supplemented by such schedule.

     1.55. "Purchaser Documents" shall mean this Agreement and all other agreements, instruments and certificates to be executed by Purchaser in connection with this Agreement.

     1.56. "Purchaser Ordinary Shares" shall mean ordinary shares of the
Purchaser, nominal value NIS 0.04 per share. The amount of Merger Shares and
Ordinary Shares of the Purchaser to be transferred by Gamida to Purchaser as stated herein are based on a nominal value of NIS 0.04 per share. Accordingly, if the Purchaser effects any reverse stock split, split, subdivision or combination of shares, the number of such Merger Shares and Ordinary Shares of the Purchaser shall be adjusted accordingly to reflect such reverse stock split, split, subdivision or combination, as applicable.

     1.57. "Restricted Period" shall mean the two (2) year period following the
Effective Date.

     1.58. "Restrictive Covenants" shall mean the covenants of the Covenantors set forth at Section 11.3 hereof.

     1.59. "SEC" shall mean the United States Securities and Exchange
Commission.

     1.60. "Securities Act" shall mean the Securities Act of 1933, as amended.

                                       8

     1.61. "Subsidiary Loan" shall mean an aggregate of $230,000 which is part of the existing loan provided by Gamidor Diagnostics to HC, pursuant to which as of the Effective Time, HC shall be obligated to repay Gamidor Diagnostics by no later than 180 days following the Effective Time, an aggregate of $230,000.

PURCHASE PRICE, PAYMENT AND RELATED MATTERS

                          THE ACQUISITION TRANSACTIONS

THE ACQUISITIONS

     1.62. Upon the terms and subject to the conditions set forth in this
Agreement and in accordance with the laws of the State of Israel, at the
Closing, the following transactions shall take place simultaneously among the parties hereto: (i) Gamida shall purchase from HC all the Healthcare Assets and assume all of the Healthcare Liabilities, in consideration for 4,700,000 of
Gamida's shares in HC ("GAMIDA HC SHARES"), (which includes 10,132 shares regarding which Gamida does not have a share certificate), nominal value NIS
0.04 per share; and (ii) NexGen shall transfer and convey the Assets to NewCo, in consideration for the issuance and/or transfer by HC to MAC of Ordinary
Shares of HC, nominal value NIS 0.04 per share as follows:

          1.62.1. In respect of the Assets which are comprised of Current
     Assets, such number of its ordinary shares equal to the Current Assets
     Valuation divided by $1.50 less 1%, rounded to the nearest whole number;
     and

          1.62.2. In respect of the Assets which are comprised of Completion
     Assets, if any, such number of its ordinary shares equal to the Completion
     Assets Valuation divided by $1.50 less 1%, rounded to the nearest whole number, provided however that notwithstanding anything to the contrary in this Agreement, the aggregate number of ordinary shares issued and/or transferred to MAC by HC pursuant to Section 1.70 and pursuant to this
     Section 1.62.2 shall not exceed 80,000,000 ordinary shares.

     1.63. The Merger Shares, other than the ordinary shares of the Purchaser contemplated by Section 1.70 below (which shall all be newly issued shares), to be delivered to MAC by HC in exchange for the Assets shall be newly issued shares (and such shares shall be deemed to be "restricted securities" as defined in Rule 144 promulgated under the Securities Act), provided that in MAC's discretion, a portion of the Merger Shares (other than the ordinary shares of the Purchaser contemplated by Section 1.70 below, which shall all be newly issued shares), may consist of Gamida HC Shares which were issued and outstanding before the Closing and which at the Closing, prior to their transfer to MAC by the Purchaser, are considered to be dormant shares as such term is used in the Companies Law. The Merger Shares shall bear such standard and customary restrictive legends as counsel to the Purchaser shall deem appropriate and shall be subject to restrictions on transfer imposed by the Securities Act, the Israel Securities Law-1968 or any applicable securities laws of any applicable jurisdiction.

                                       9

     1.64. At the Closing, the Court shall issue a final order approving the
Arrangement pursuant to Section 351 of the Companies Law (the "ORDER OF
ARRANGEMENT") and such filings required to be made with the Israeli Companies
Registrar in connection thereto shall have been made.

     1.65. Time and Place. Subject to the provisions of Section 12.1 hereof as to termination of this Agreement, the Closing shall take place at the offices of
Brian Brodrick, Esq. of the law firm of Phillips Nizer LLP 666 Fifth Avenue,
28th Floor, New York, New York, at 10:00 a.m. local time on the business day that all the conditions set forth in Sections 6, 7, 8 and 9 have been satisfied or waived or at such other time and place as the Purchaser, the Company and
Gamida mutually agree in writing, such transactions to be effective as of the
Closing, provided, however, that without the prior written consent of the
Purchaser, the Company and Gamida, the Closing shall not occur after October 31,
2007.

     1.66. Effect of The Transaction. The transactions contemplated by this
Agreement shall be effective as provided in the applicable provisions of the laws of the State of Israel. Subsequent to the Closing, and subject to receipt of the appropriate corporate, regulatory and third party approvals, to the extent required, the Purchaser may be re-domesticated to the State of Delaware
(USA) or any other U.S. state that may be selected for such purposes.

CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS  AND OFFICERS

     1.67. Organizational Documents. The Organizational Documents of HC as in
effect immediately prior to the Closing shall be the Organizational Documents of
HC following the Closing, until thereafter changed or amended as provided therein or by applicable law.

     1.68. Officers and Directors of the Company. The officers and directors of the Company at the Closing shall be those persons listed on Schedule 1.68, until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified.

     1.69. Further Transactions at the Closing. In addition to the foregoing, at the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered, unless waived in accordance with
Sections 6, 7, 8 and 9:

          1.69.1. The obligations of the Company to be performed on or before the Closing Date pursuant to the terms of this Agreement, including but not limited to, those obligations set forth in Section 6, 7, and 9.

          1.69.2. The obligations of Gamida to be performed by it on or before the Closing Date pursuant to the terms of this Agreement, including but not limited to, those obligations set forth in Section 6, 7 and 8.

                                       10

          1.69.3. The obligations of the Purchaser to be performed by it on or before the Closing Date pursuant to the terms of this Agreement, including but not limited to, those obligations set forth in Section 6, 7, 8 and 9.

OPTION

     1.70. Subject to the provisions of Section 12.1 hereof as to termination of this Agreement, in the event following the date hereof and until 180 days following the Closing, MAC and/or Nexgen wish to transfer to HC and/or to NewCo and/or, subject to HC's written consent, to any of HC's wholly owned subsidiaries, an existing functional plant relating to the Business and all related assets, or all of the shares held by the Company of an entity with directly owns such a plant, with a given value, on an "enterprise valuation basis" (the "PLANT VALUATION"), as confirmed by a written valuation for the benefit of the Purchaser, in form and substance satisfactory to the Purchaser, prepared by a recognized firm acceptable to the Purchaser (the "PLANT") and the
Plant is satisfactory to the Purchaser, then in consideration for the Plant, HC shall issue and/or transfer to MAC such number of its ordinary shares equal to the Plant Valuation divided by $1.50 less 1%, rounded to the nearest whole number; provided however that notwithstanding anything to the contrary in this , the aggregate number of ordinary shares issued and/or transferred to MAC by HC pursuant to this Section 1.70 and pursuant to Section 1.62.2 shall not exceed
80,000,000 ordinary shares. The option under this Section 1.70 shall only be exercisable by the Company if there shall have been a Closing and at the Closing the Company shall have transferred to NewCo the Current Assets, and, if required, the Completion Assets as contemplated by this Agreement. If the
Company shall provide notice prior to the Closing that it intends to exercise this option, then notwithstanding anything else in this Agreement, the Plant shall be deemed to be included in the definition of Assets and, inter alia, the transfer of the Plant to NewCo shall be a condition precedent for Purchaser to consummate the transactions hereunder and shall be deemed included in Section 7 hereof and the obligations of Purchaser under this Section shall be subject to the Closing.

COMPENSATION TO DIRECTOR

     1.71. Compensation To Director. The Company and the Purchaser agree that it is in the best interests of the parties to this Agreement that one existing director of the Purchaser, Israel Amir, commit to serve as a director of the
Purchaser for a period of no less than two years after the Closing. As such, and in consideration for Mr. Amir's willingness to provide services and advice to the Purchaser, the Purchaser shall issue to Mr. Amir at Closing (or to his heirs if Mr. Amir shall pass prior to the Closing), an amount of Purchaser Ordinary
Shares equal to: (i) 1% of the Current Assets Valuation divided by $1.50 (the
"AMIR CURRENT ASSETS SHARES"); and (ii) in respect of the Assets which are comprised of Completion Assets, if any, 1% of the Completion Assets Valuation
divided by $1.50 (the "AMIR COMPLETION ASSETS SHARES"). In the event that HC issues and/or transfers Purchaser Ordinary Shares to MAC in accordance with
Section 1.70 above (the "OPTION SHARES"), HC shall immediately upon such issuance and/or transfer, issue to Mr. Amir (or to his heirs if Mr. Amir shall pass prior to the date of issuance and/or transfer of the Option Shares) a number of Purchaser Ordinary Shares equal to 1% of the Plant Valuation divided by $1.50 (the "AMIR PLANT VALUATION SHARES") (the Amir Current Assets Shares,
Amir Completion Assets Shares and Amir Plant Valuation Shares, collectively the
"AMIR SHARES"). Notwithstanding anything to the contrary in this Agreement, the aggregate number of Amir Completion Assets Shares and Amir Plant Valuation
Shares issuable by HC, if any, shall not exceed 800,000 ordinary shares. At Mr.
Amir's election, the Amir Shares shall be issued as immediately vested options under the capital gains track of Section 102 of the Israeli Income Tax Ordinance
[New Version] 1961. The certificates representing the Amir Shares shall bear a restrictive legend in standard and customary form as appropriate. The Purchaser and Mr. Amir shall otherwise cause the issuance of the Amir Shares to be structured to the extent possible to obtain favorable tax treatment for Mr.
Amir.

                                       11

     TAX FREE REORGANIZATION

     1.72. It is the intention of the parties to this Agreement that the transactions contemplated by this Agreement qualify as a tax free reorganization within the meaning of Section 368 of the U.S. Internal Revenue Code.

2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to the Purchaser and Gamida to enter into this
Agreement and to consummate the transactions contemplated hereby, the Company and MAC hereby jointly represent and warrant to the Purchaser and to Gamida and acknowledge that the Purchaser and Gamida enter into this Agreement in reliance thereon, that all of the statements contained in this Section 2 are true and correct: (i) with respect to the Company Signing Representations as of the date hereof, (ii) with respect to the Company Delayed Representations as of the
Delayed Date; and (iii) all such representations and warranties will be true and correct as of the Closing Date, subject to the exceptions to such representations and warranties set forth in the Company Signing Disclosure
Schedule with respect to the Company Signing Representations and the Company
Delayed Disclosure Schedule with respect to the Company Delayed Representations.
For such purposes, the term "the Company" as used in this Section 2 shall be deemed to include MAC and each of the NexGen Subsidiaries.

Organization; Authority; Due Authorization.

          2.1.1. Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the
     State of its incorporation; has all requisite power, approvals, consents, licenses, permits and similar authority necessary to own, lease and operate its assets, properties and business and to carry on its business as conducted during the twelve (12) month period prior to the date hereof, as now conducted and as proposed to be conducted. The Company is not in default under any of such approvals, consents, licenses, permits, or other similar authority. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of its business or the location of its properties require such qualification or licensing, except for such jurisdictions where the failure to so qualify or be licensed would not have any adverse effect on the enforceability of any of the Material Contracts or the Company's
     ability to bring lawsuits, or a Material Adverse Effect upon the condition
     (financial or otherwise), assets, liabilities, Business, operations or prospects of the Company, or the Company's ability to perform fully its obligations under this Agreement and the other Company Documents. Section
     2.1.1 of the Company Delayed Disclosure Schedule sets forth all jurisdictions in which the Company is qualified or licensed to do business as a foreign corporation.

                                       12

          2.1.2. Authority to Execute and Perform Agreements. The Company has
     all requisite power, authority and approvals, consents, licenses, permits or similar authority required to enter into, execute and deliver this
     Agreement and all of the other Company Documents and to perform fully the
     Company's obligations hereunder and thereunder.

          2.1.3. Due Authorization; Enforceability. The Company has taken all actions necessary to authorize it to enter into and perform fully its obligations under this Agreement and all of the other Company Documents and to consummate the transactions contemplated herein and therein and has not taken any actions which would preclude or prevent the Company from consummating such transactions. This Agreement is, and as of the Closing
     Date, the other Company Documents will be, the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms.

     2.2. No Violation. Except as disclosed in Section 2.2 of the Company
Delayed Disclosure Schedule, neither the execution or delivery by the Company of this Agreement or any of the Company Documents, nor the consummation of the transactions contemplated herein or therein will: (a) violate any provision of the Organizational Documents of the Company; (b) violate, conflict with or constitute a default under, permit the termination or acceleration of, or cause the loss of any rights or options under, any Contract to which the Company is a party or by which it or its property is bound. Except as disclosed in Section
2.2 of the Company Delayed Disclosure Schedule, neither the execution or delivery by the Company of this Agreement or any of the Company Documents, nor the consummation of the transactions contemplated herein or therein will (x)
require any authorization, consent or approval of, exemption or other action by, or notice to, any party to any Contract to which the Company is a party or by which it or its property is bound; (y) result in the creation or imposition of any Lien or Other Encumbrance; or (z) violate or require any consent or notice under any Law or Order to which the Company or any of its properties is subject.

     2.3. Regulatory Approvals and Other Consents. Section 2.3 of the Company
Delayed Disclosure Schedule sets forth a complete and accurate description of each consent, approval, authorization, notice, filing, exemption or other requirement, whether prescribed by the Organizational Documents of the Company, a Law or Order or whether required pursuant to the terms of any Contract, or other binding obligation, which must be obtained from any Person or Authority or which must otherwise be satisfied by the Company in order that (i) the execution or delivery by the Company of this Agreement or any of the Company Documents and
(ii) the consummation of the transactions contemplated herein or therein, will not cause any breach of the representations and warranties contained in Section
2.2.

                                       13

     2.4. Assets. Section 2.4 of the Company Signing Disclosure Schedule sets forth a true and complete list of all of the Assets including (i) a true and accurate identification of each registered and unregistered fictitious business name, trademark, service mark, trade name, domain name and slogan, and each registration and application for any of the foregoing, constituting a part of the Assets; (ii) a true and complete schedule of each statutory, common law and registered copyright, and each registration and application therefor constituting a part of the Assets; (iii) a true and complete schedule of each patent, associated invention, industrial model, process and design, technical information, know-how and operating, maintenance or other manual and each registration and application for any of the foregoing, constituting a part of the Assets; (iv) each item of software and associated documentation constituting a part of the Assets; and (v) a true and complete list, without extensive or revealing descriptions, of each trade secret constituting a part of the Assets, including each related process or item of know-how or other technical data, and including, as to each such trade secret, the specific location of each writing, computer program or other tangible medium containing its complete description, specifications, source codes, charts, procedures, manuals and other descriptive material relating to it; and (vi) a true and complete list of each Contract to which the Company is a party either as licensee or licensor. The Assets
(including for the removal of doubt the Current Assets) are directly owned by the Company and are not owned by or through any Affiliate thereof other than through the NexGen Subsidiaries, and at the Closing, Newco shall be the owner of the Assets (including for the removal of doubt the Current Assets). The Assets which are owned by the NexGen Subsidiaries are directly owned by the NexGen
Subsidiaries. The Company directly owns 100% of the shares of each of the NexGen
Subsidiaries. Except as indicated in Section 2.4 of the Company Signing
Disclosure Schedule:

          2.4.1. the Company is the owner of all right, title and interest in and to each Asset, free and clear of all Liens and Other Encumbrances;

          2.4.2. all patents, copyrights and other state and federal registrations and all applications therefor listed in Section 2.4 of the
     Company Signing Disclosure Schedule are valid and in full force and effect;

          2.4.3. there are no pending claims, actions, judicial or other adversary Proceedings, disputes or disagreements involving the Company concerning any Asset, and, to the knowledge of the Company and the
     Covenantors, no such action, Proceeding, dispute or disagreement is threatened, nor is there any valid basis for any such claim, allegation or threat. The Company has not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to any Asset;

          2.4.4. the Company has the right and authority, and NewCo will have such right following the Merger, to use the Assets in perpetuity, including the exercise of any options to use or purchase any of the Assets. The use of the Assets and the sale and licensing of the products developed and services produced by or under the development of the Company have not, do not and will not, conflict with, infringe upon, or violate any patent or other proprietary right of any other Person, or give rise to any obligations to any Person as a result of co-authorship, co-inventorship or an express or implied Contract for any use or transfer and the Company has not infringed and is not now infringing any proprietary right belonging to any other Person;

                                       14

          2.4.5. the Company has not incorporated in its products or services, has not based them upon or derived them from or adapted them from any intangible personal property of any other Person, in violation of any Law,
     Order or other statutory or legal obligations or any Contract;

          2.4.6. the Company is not under any obligation to pay any royalty or other compensation to any third party or to obtain any approval or consent for the use of any rights in any of the Assets which may be or is necessary for or used in the Business as now conducted or as proposed to be conducted;

          2.4.7. with respect to each trade secret comprising a part of the
     Assets, such trade secret is valid and protectable, and such trade secret's documentation is current, accurate, and sufficient in detail and content to identify and explain it, and to allow its full and proper use without reliance on the special knowledge or memory of others;

          2.4.8. the Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of its trade secrets;

          2.4.9. all trade secrets of the Company are presently valid and protectable, are not part of the public knowledge or literature, and have not been used, divulged or appropriated for the benefit of any Person other than the Company or to the detriment of the Company;

          2.4.10. each of the Company's current and former employees, officers and agents, and each independent contractor that has had access to any of the Assets has entered into a written agreement with the Company (i)
     providing substantially that all of the Assets of the Company are confidential and proprietary to the Company, (ii) substantially obligating the disclosure and transfer to the Company, in consideration for no more than normal salary or consultant or contractor fees, as the case may be, of all inventions, developments and work product which during the period of his, her or its employment, consultancy or contract with the Company, such employee, officer, agent or independent contractor made or makes that related or relate to any subject matter with which such employee's, officer's, agent's or independent contractor's work for the Company was concerned, and in the case of employees or officers, are made during such person's period of employment (or contractual relationship) and in connection therewith, or in the case of agents, during the course of such agency, and (iii) containing provisions substantially restricting such employees, officers and consultants from engaging directly or indirectly in any activity which competes with the business of the Company for a period after the termination of their relationship with the Company which is customary in the industry in which the Company operates. The form of such agreement and a correct list of all persons and entities which have entered into such agreements shall be attached hereto at the Delayed Date as
     Exhibit 2.4.10(A).

                                       15

     2.5. Title to Assets. The Company has good and marketable title to each of the Assets owned by it and the valid and enforceable right to receive and/or use each of the Assets in which the Company has any other interest, free and clear of all Liens and Other Encumbrances. The delivery to NewCo of the instruments of transfer of ownership contemplated by this Agreement will, at the time of the
Merger, vest good and marketable title to, or the valid and enforceable right to receive and/or use, each such Asset in Purchaser, free and clear of all Liens and Other Encumbrances.

          2.5.1. Compliance with Law; Governmental Matters.

          2.5.2. General. The Company has, in all material respects, complied with, and is now in all material respects in compliance with, all Laws and
     Orders applicable to the Company or the Assets or the operation of the
     Business, including with respect to the development, manufacture, labeling, testing and inspection of its products and the operation of manufacturing facilities used to manufacture the products, and no material capital expenditures will be required in order to ensure continued compliance therewith. There are no pending or, to the knowledge of the Company or the
     Covenantors, threatened Proceedings which involve new special assessments, assessment districts, bonds, taxes, condemnation actions, Laws or Orders or similar matters which, if instituted, could have a Material Adverse Effect upon the condition (financial or otherwise), assets, liabilities, business or prospects of the Company, the value or utility of the Assets or the
     Company's ability to consummate the transactions contemplated herein.

               2.5.2.1. Except for the Licenses and Permits already held by the
          Company as of the date hereof, no other License or Permit is material to or necessary for the use of the Assets in the conduct of the
          Business as previously conducted during the twelve-month period prior to the date hereof, as presently conducted or as proposed to be conducted. Each License and Permit is in full force and effect. The
          Company is now and has at all times in the past been in all material respects in full compliance with each License and Permit, no violations are or have in the last five (5) years been recorded by any
          Authority in respect thereof. No Proceeding is pending or, to the knowledge of the Company or the Covenantors, threatened, to revoke, amend or limit any License or Permit. Section 2.5.2.1 of the Company
          Delayed Disclosure Schedule sets forth each License and Permit, together with its date of expiration and a brief description of its material terms.

               2.5.2.2. Regulatory Filings. All of the regulatory filings and governmental registrations made by or issued to the Company that relate specifically to the Assets (the "REGULATORY FILINGS") are current and in full force and effect. The Company has made available to Purchaser copies of all governmental correspondences (including copies of official notices, citations or decisions) in the Company's files relating to the Regulatory Filings. Section 2.5.2.2 of the
          Company Delayed Disclosure Schedule contains a correct list of all of the Regulatory Filings.

          2.5.3. Litigation. Section 2.5.3 of the Company Signing Disclosure
     Schedule sets forth an accurate and complete description of every pending or, to the knowledge of the Company or the Covenantors, threatened adverse claim, dispute, governmental investigation, suit, action (including, without limitation, nonjudicial real or personal property foreclosure actions), arbitration, legal, administrative or other Proceeding of any nature, domestic or foreign, criminal or civil, at law or in equity, by or against or otherwise affecting the Company, the Business or the Assets. The
     Company has delivered to the Purchaser copies of all relevant court papers and other documents relating to the matters referred to in Section 2.5.3 of the Company Signing Disclosure Schedule. Except as expressly disclosed in
     Section 2.5.3 of the Company Signing Disclosure Schedule:

                                       16

               2.5.3.1. no such matter or matters, if decided adversely to the
          Company, could have a Material Adverse Effect upon the condition
          (financial or otherwise), assets, liabilities, Business, operations or prospects of the Company, the value or utility of the Assets or the ability of the Company to consummate the transactions contemplated herein;

               2.5.3.2. the Company is not in default with respect to any Order by which it is bound or to which its property is subject and there exists no Order enjoining or requiring the Company to take any action of any kind with respect to the Business or the Assets;

               2.5.3.3. neither the Company nor, to the knowledge of the Company and the Covenantors, any officer, director or employee of the Company, has been permanently or temporarily enjoined by any Order from engaging in or continuing any conduct or practice in connection with the Business or the Assets; and

               2.5.3.4. to the knowledge of the Company and the Covenantors, no basis exists for any claim, investigation, suit or Proceeding which, if decided adversely to the Company, could reasonably be expected to have a Material Adverse Affect upon the condition (financial or otherwise), assets, liabilities, Business, operations or prospects of the Company, the value or utility of the Assets or the Company's ability to consummate the transactions contemplated herein.

          2.5.4. Necessary Properties. The Assets are sufficient for the continued conduct of the Business as presently conducted and as proposed to be conducted and the greenfield sites referred to in the definition of
     Assets are zoned for the construction, operation and/or development of ethanol and/or biodiesel alternative energy facilities with a capacity of approximately 100,000,000 gallons of ethanol and/or biodiesel per year per plant.

          2.5.5. Agreements. Section 2.5.5 of the Company Delayed Disclosure
     Schedule sets forth a true and correct list of each Contract now in effect in which the Company was granted any rights in or to (including the right to use), or the Company granted any rights in or to (including the right to use), the Assets and clearly identifies in which of the Contracts the
     Company was the grantor or the grantee. Except as disclosed in Section
     2.5.5 of the Company Signing Disclosure Schedule, as of the date hereof:

               2.5.5.1. each Material Contract is the valid and binding
          obligation of the other contracting party, enforceable in all material respects in accordance with its terms against the other contracting party and is in full force and effect; and all rights of the Company thereunder are owned free and clear of any Lien or Other Encumbrance;

                                       17

               2.5.5.2. no other contracting party to any Material Contract is now in material breach thereof or has breached the same in any material respect within the twelve-month period prior to the date hereof; the Company has no knowledge of any anticipated material breach thereof by any such party; and there are not now, nor have there been in the twelve-month period prior to the date hereof, any disagreements or disputes between the Company and any other party to any Material Contract relating to the validity or interpretation of such Material Contract or to the performance by any party thereunder;
          and no event has occurred which with notice and/or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder;

               2.5.5.3. the Company has fulfilled all material obligations required pursuant to each Material Contract to have been performed by it prior to the date hereof, and the Company will be able to fulfill, when due, all of its obligations under each Material Contract which remain to be performed after the date hereof;

               2.5.5.4. the Company has not received any notice that any party to any Material Contract intends to cancel or terminate any such
          Material Contract or to exercise or not to exercise any option thereunder;

               2.5.5.5. the Company is not a party to, nor bound by, any
          Contract or any provision of its Organizational Documents which (i)
          restricts the conduct of the Business anywhere in the world or (ii)
          contains any unusual or burdensome provisions which could reasonably be expected to have a Material Adverse Effect upon the condition
          (financial or otherwise), assets, liabilities, Business, operations or prospects of the Company, the value or utility of the Assets or the ability of the Company to consummate the transactions contemplated herein; and

               2.5.5.6. the Material Contracts include all of the Contracts necessary for the use of the Assets in the conduct of the Business as conducted during the twelve-month period prior to the date hereof, as presently conducted by the Company and as proposed to be conducted.

     2.6. Customer Warranties. There are no pending, or, to the best knowledge of the Company and the Covenantors, threatened, claims under or pursuant to any warranty, whether expressed or implied, on products or services sold or supplied in connection with the Business.

     2.7. Products Liability. Except as disclosed in Section 2.7 of the Company
Signing Disclosure Schedule there has never been any material defects in, failures to warn, or breaches of warranties or representations with respect to, any product manufactured, shipped, sold or delivered by the Company.

     2.8. No other businesses. The Company is not engaged in any business other than the Business.

                                       18

     2.9. Certain Transactions. Except as disclosed in Section 2.9 of the
Company Delayed Disclosure Schedule, all purchases and sales or other transactions which relate to the Business, if any, between the Company and any officer, director, shareholder or key employee or Affiliate thereof have received requisite corporate approvals and have been made on the basis of prevailing market rates and terms such that from the perspective of the Company, all such transactions have been made on terms no less favorable than those which would have been available from unrelated third parties.

     2.10. No Broker. Except as set forth in Section 2.10 of the Company Delayed
Disclosure Schedule, no broker, finder, agent or similar intermediary has acted for or on behalf of the Company in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Company.

     2.11. Business Plan. Attached hereto as Exhibit 2.11 is a true and correct copy of the Company's current business plan for the years 2006 through 2010 concerning the use, development and marketing of the Assets owned by the Company and the financing planning therefor (the "PRE-CLOSING BUSINESS PLAN"). The
Pre-Closing Business Plan has been approved by the Company's board of directors.
The opinions, assumptions and timetables contained in the Pre-Closing Business
Plan are reasonable and the Pre-Closing Business Plan has been prepared with due diligence, care and consideration and is complete and correct in all material respects and does not contain any untrue statement of material fact and the
Company believes that following the Closing the use, development and marketing of the Assets and the financing therefor as contemplated by the Pre-Closing
Business Plan are achievable.

     2.12. Full Disclosure. At least fifteen (15) Business Days prior to the
Delayed Date, the Company will have delivered to the Purchaser copies of all agreements and documents referred to in the Company Signing Disclosure Schedule and in the Company Delayed Disclosure Schedule. All documents and other papers delivered to the Purchaser by or on behalf of the Company in connection with this Agreement and the transactions contemplated herein are accurate, complete and authentic. Furthermore, the information furnished to the Purchaser by or on behalf of the Company in connection with this Agreement and the transactions contemplated herein will not have contained any untrue statement of a material fact and does not omit to state any material fact necessary to make the statements made, in the context in which they are made, not false or misleading.
There is no fact which the Company has not disclosed to the Purchaser in writing which would have a Material Adverse Effect upon the condition (financial or otherwise), assets, liabilities, Business, operations, properties or prospects of the Company, the value or utility of the Assets or the ability of the Company to consummate the transactions contemplated herein.

     2.13. Information for Purchaser's Shareholders. Section 2.13 of the Company
Signing Disclosure Schedule is a description of the businesses and properties of the Company prepared by the Company for inclusion in Purchaser's proxy statement for the meeting of Purchaser's shareholders that is to be held for the purpose, among others, of authorizing and approving the execution and delivery of this
Agreement. The Company acknowledges that potential liability to the Purchaser may arise out of such use. The description of the business and properties of the
Company does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements or information therein not misleading.

                                       19

     2.14. Investment Intent; Restricted Securities:

          2.14.1. MAC is acquiring the Merger Shares for investment for its own accounts and without any present intention to sell or distribute the Merger
     Shares within the meaning of the Securities Act (for the purposes of this
     Section 2.14, the Merger Shares shall be referred to as the "OFFERED
     SECURITIES"). The Company acknowledges that the statutory basis for the exemption from registration under which MAC is acquiring the Offered
     Securities may not be present if any of the Company or MAC have an intent to acquire the Offered Securities with a view to the distribution thereof within the meaning of the Securities Act.

          2.14.2. The Company is an experienced investor with requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of acquiring the Offered Securities and is an accredited investor as defined under Regulation D as promulgated by the
     United States Securities and Exchange Commission.

          2.14.3. The Company acknowledges that the Offered Securities being acquired by the Company are not being registered under the Securities Act on the basis of exemptions provided under Section 4(2) of the Securities
     Act and the regulations thereunder, specifically relying on the fact that the transactions contemplated by this Agreement and the parties hereto does not involve any public offering of securities. The Company further acknowledges that the Offered Securities being acquired by it are not being registered under applicable state securities laws on the basis of one or more exemptions provided under sections thereof and the regulations thereunder. The Company acknowledges and understands that Purchaser's reliance on an exemption from registration under the Securities Act is based in part on the representations, warranties and covenants made by the
     Company in this Agreement and that such representations, warranties and covenants were made, inter alia, for this express purpose.

          2.14.4. The Company acknowledges that the Offered Securities being acquired by it may be transferred only either pursuant to registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in compliance with the
     Israel Securities Law-1968 and the rules and regulations promulgated thereunder or any applicable securities laws of any jurisdiction and certificates for the Merger Shares may include a legend to such effect, unless in the opinion of legal counsel to the Company, which would be in form and substance acceptable to the Purchaser's legal counsel, no legend on some or all of the Offered Securities would be required under the
     Securities Act and applicable securities laws.

                                       20

          2.14.5. Hart-Scott-Rodino Act. To the knowledge of the Company, based on due inquiry, for purposes of the Hart-Scott-Rodino Act, the "acquired person" in which the Company is included does not have total assets or annual net sales of one hundred million United States Dollars (US
     $100,000,000) or more.

3.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants to the Company and to Gamida as of the
Closing Date as follows:

     3.1. Due Incorporation. The Purchaser is a duly organized and validly existing company under the Laws of the State of Israel and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now conducted.

     3.2. Authority to Execute and Perform Agreements. Except as set forth in
Section 3.2 of the Purchaser Disclosure Schedule or in the Purchaser's annual report on Form 20-F filed with the SEC for the year ending December 31, 2005
(the "20-F"), the Purchaser has all requisite power, authority and approvals required to enter into, execute and deliver this Agreement and the other
Purchaser Documents at the Closing and to perform fully Purchaser's obligations hereunder and thereunder as of the Closing Date.

     3.3. Due Authorization. Except as set forth in Section 3.3 of the Purchaser
Disclosure Schedule or in the 20-F, the Purchaser has taken all actions necessary to authorize it to enter into and perform its obligations under this
Agreement and all other Purchaser Documents that are to be performed as of the
Closing Date and to consummate the transactions contemplated herein and therein that are to be consummated as of the Closing Date. As of the Closing Date, this
Agreement and the other Purchaser Documents will be, the legal, valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms.

     3.4. No Violation. Except as set forth in Section 3.4 of the Purchaser
Disclosure Schedule or in the 20-F, neither the execution and delivery of this
Agreement and all other Purchaser Documents at the Closing nor the consummation of the transactions contemplated herein and therein that are to be performed as of the Closing Date will (a) violate any provision of the Organizational
Documents of the Purchaser; (b) violate, conflict with, or constitute a default under any Contract to which the Purchaser is a party or by which it or its property is bound; (c) require the consent of any party to any material Contract to which the Purchaser is a party by which it or its property is bound; or (d)
violate any Laws or Orders to which the Purchaser or its property is subject.

     3.5. Regulatory Approvals and Other Consents. Section 3.5 of the Purchaser
Disclosure Schedule sets forth a complete and accurate description of each consent, approval, authorization, notice, filing, exemption or other requirement, whether prescribed by the Organizational Documents of the Company, a Law or Order or whether required pursuant to the terms of any material contract, or other binding obligation, which must be obtained from any Person or
Authority or which must otherwise be satisfied by the Purchaser in order that
(i) the execution or delivery by the Purchaser of this Agreement or any of the other Purchaser Documents at the Closing and (ii) the consummation of the transactions contemplated herein or therein that are to be performed as of the
Closing Date, will not cause any breach of the representations and warranties contained in Section 3.4.

                                       21

     3.6. SEC Filings; Financial Statements.

          3.6.1. SEC Filings. Purchaser has filed all forms, reports, registration statements and documents required to be filed by Purchaser with the SEC since January 1, 2004. The Purchaser has made available to the
     Company and Gamida all such forms, reports, and documents in the form filed with the SEC since such date, but not the exhibits and schedules thereto or the documents incorporated therein, by virtue of having filed them on the
     SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.
     All such required forms, reports and documents (including those that
     Purchaser may file subsequent to the date hereof until the Closing) are referred to herein as the "PURCHASER SEC REPORTS;" provided, that any
     Purchaser SEC Report shall be deemed to include all amendments to such report through the Closing Date. As of their respective filing dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), the Purchaser SEC Reports (i) complied in all material respects with the requirements of the Securities Act or the
     Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Purchaser SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by subsequently filed documents with the SEC.

          3.6.2. Financial Statements. Each of the consolidated financial statements of Purchaser (including, in each case, the notes thereto), included in the Purchaser SEC Reports (the "PURCHASER FINANCIAL
     STATEMENTS") since January 1, 2005, including each Purchaser SEC Report filed after the date hereof until the Closing (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing),
     (i) complied as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto; (ii) was prepared in accordance with US GAAP applied on a consistent basis throughout the periods indicated (other than as may be otherwise indicated in the financial statements or the notes thereto or in the case of unaudited interim financial statements to the extent they may not include notes or may be condensed or summary statements); and (iii) fairly presented the consolidated financial position of Purchaser and its subsidiaries at the respective dates thereof and the consolidated results of Purchaser's operations and cash flows for the periods indicated (subject, in the case of unaudited financial statements, to audit adjustments). There has been no change in Purchaser's accounting policies during the periods covered by the audited Purchaser Financial Statements except as described in the notes to the audited Purchaser Financial Statements.

                                       22

     3.7. Litigation. Other than as set forth in Section 3.7 of the Purchaser
Disclosure Schedule or in the Purchaser SEC Reports, there is no action, suit or proceeding of any nature pending or to the Purchaser's knowledge threatened against the Purchaser, nor, to the knowledge of the Purchaser, is there any reasonable basis therefor, the adverse result of which would have a Material
Adverse Effect.

     3.8. No Material Adverse Effect. Since December 31, 2005, except as otherwise described in the Purchaser SEC Reports, there has not been any
Material Adverse Effect to the Purchaser.

     3.9. Valid Issuance. The newly issued Purchaser Ordinary Shares to be issued at the Closing in the transactions contemplated by this Agreement will, when issued in accordance with the provisions of this Agreement, be validly issued and outstanding, fully paid and non-assessable.

     3.10. No Broker. Except as set forth in Section 3.10 of the Purchaser
Disclosure Schedule or in the 20-F, no broker, finder, agent or similar intermediary has acted for or on behalf of the Purchaser in connection with this
Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker's, finder's similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Purchaser.

     3.11. Hart-Scott-Rodino Act. To the knowledge of the Purchaser, based on due inquiry, for purposes of the Hart-Scott-Rodino Act, the "acquiring person"
in which the Purchaser is included does not have total assets or annual net sales of one hundred million United States Dollars (US $100,000,000) or more.

4.   REPRESENTATIONS AND WARRANTIES OF GAMIDA

Gamida represents and warrants to the Purchaser and to the Company as of the
Closing Date as follows:

     4.1. Due Incorporation. Gamida is a duly organized and validly existing company under the Laws of the Netherlands and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now conducted.

     4.2. Authority to Execute and Perform Agreements. Gamida has all requisite power, authority and approval required to enter into, execute and deliver this
Agreement and the other Gamida Documents and to perform fully its obligations hereunder and thereunder that are to be performed as of the Closing Date.

     4.3. Holdings of Purchaser Shares. Except as set forth in Section 4.3 of the Gamida Disclosure Schedule, Gamida has sole voting power with respect to no less than four million seven hundred thousand (4,700,000) Purchaser Ordinary
Shares (including the 10,132 shares referred to in Section 1.62 above). Also, as set forth in Section 4.3 of the Gamida Disclosure Schedule, Gamida holds certain of such Purchaser Ordinary Shares subject to Liens or Other Encumbrances.

                                       23

     4.4. Due Authorization. Except as set forth in Section 4.4 of the Gamida
Disclosure Schedule, Gamida has taken all actions necessary to authorize it to enter into and perform its obligations under this Agreement and all other Gamida
Documents that are to be performed as of the Closing Date and to consummate the transactions contemplated herein and therein that are to be performed as of the
Closing Date. As of the Closing Date, this Agreement and such other Gamida
Documents will be, the legal, valid and binding obligations of Gamida, enforceable in accordance with their respective terms.

     4.5. No Violation. Except as set forth in Section 4.5 of the Gamida
Disclosure Schedule, neither the execution and delivery of this Agreement and all other Gamida Documents at the Closing nor the consummation of the transactions contemplated herein and therein that are to be performed as of the
Closing Date will: (a) violate any provision of any of Gamida's Organizational
Documents; (b) violate, conflict with, or constitute a default under any
Contract to which Gamida is a party or by which it or its property is bound; (c)
require the consent of any party to any material Contract to which Gamida is a party or by which it or its property is bound; or (d) violate any Laws or Orders to which Gamida or its property is subject.

     4.6. Regulatory Approvals and Other Consents. Section 4.6 of the Gamida
Disclosure Schedule sets forth a complete and accurate description of each consent, approval, authorization, notice, filing, exemption or other requirement, whether prescribed by the Organizational Documents of Gamida, a Law or Order or whether required pursuant to the terms of any material Contract, which must be obtained from any Person or Authority or which must otherwise be satisfied by Gamida in order that (i) the execution or delivery by Gamida of this Agreement or any of the other Gamida Documents at the Closing and (ii) the consummation of the transactions contemplated herein or therein that are to be performed as of the Closing Date, will not cause any breach of the representations and warranties contained in Section 4.5.

     4.7. Litigation. Section 4.7 of the Gamida Disclosure Schedule sets forth an accurate and complete description of every pending or, to the knowledge of the Gamida, threatened Proceeding by or against or otherwise affecting Gamida.
Gamida has delivered to Company and the Purchaser copies of all relevant papers and other documents relating to the matters referred to in Section 4.7 of the
Gamida Disclosure Schedule. Except as disclosed in Section 4.7 of the Gamida
Disclosure Schedule:

          4.7.1. no such matters disclosed in Section 4.7 of the Gamida
     Disclosure Schedule would have a material adverse effect upon the financial condition, assets, liabilities, business, operations or prospects of
     Gamida, or the ability of Gamida to consummate the transactions contemplated herein;

          4.7.2. Gamida is not in default in any material respect with respect to any Order by which it is bound or to which its property is subject; and

          4.7.3. neither Gamida nor, to the knowledge of Gamida, any officer, director or employee of the Gamida, has been permanently or temporarily enjoined by any Order from engaging in or continuing any conduct or practice in connection with Gamida's business.

                                       24

     4.8. No Broker. Except as set forth in Section 4.8 of the Gamida Disclosure
Schedule, no broker, finder, agent or similar intermediary has acted for or on behalf of Gamida in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker's, finder's similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Gamida.

5.   COVENANTS AND AGREEMENTS BETWEEN THE COMPANY AND THE PURCHASER EFFECTIVE
     PRIOR TO CLOSING

The Company and the Purchaser covenant to each other and agree as follows:

     5.1. Business Examinations and Physical Investigations of Company Assets by
Purchaser. Prior to the Effective Time (or the termination of this Agreement pursuant to Section 12), Purchaser shall be entitled, through its employees and representatives, to make such investigations and examinations of the Business and the Assets as Purchaser may reasonably request. In order that Purchaser may have the full opportunity to do so, the Company shall furnish Purchaser and its representatives during such period with all information concerning the Business and the Assets as Purchaser or such representatives may reasonably request and cause the Company's officers, employees, consultants, agents, accountants and attorneys to cooperate fully with Purchaser and its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances. No investigation by Purchaser shall, however, diminish or obviate in any way, or affect Purchaser's right to rely upon, any of the representations, warranties, covenants or agreements of the Company or the
Convenantors contained in this Agreement or in any other Company Document.
Whether or not the Closing shall take place, the Company hereby waives any cause of action, right, or claim arising out of the access of Purchaser or its representatives to any trade secrets or other confidential business information of the Company from the date of this Agreement until the Closing Date, except for the intentional competitive misuse by Purchaser or its representatives of such trade secrets or other confidential business information if the Closing does not take place.

     5.2. Business Examinations and Physical Investigations of Purchaser by the
Company. Prior to the Effective Time (or the termination of this Agreement pursuant to Section 12), the Company shall be entitled, through its employees and representatives, to make such investigations and examinations of the
Purchaser as the Company may reasonably request. In order that the Company may have the full opportunity to do so, the Purchaser shall furnish the Company and its representatives during such period with all information concerning the
Purchaser as the Company or such representatives may reasonably request and cause the Purchaser's officers, employees, consultants, agents, accountants and attorneys to cooperate fully with the Company and its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances. No investigation by the Company shall, however, diminish or obviate in any way, or affect the Company's right to rely upon, any of the representations, warranties, covenants or agreements of the Purchaser contained in this Agreement or in any other Purchaser Document. MAC and the
Company acknowledge that such investigations and examinations may provide MAC and/or the Company and/or any of their respective directors, officers, employees and/or representative privy to certain non-public information, and therefore each of the above agrees and undertakes (and MAC and/or the Company, as applicable, shall have each of their respective directors, officers, employees and/or representative who has access to such information agree and undertake)
not to trade in any securities of HC for so long as such information has not been disclosed to the public.

                                       25

     5.3. Conduct of Business. From the date hereof through the Effective Time
(or the termination of this Agreement pursuant to Section 12), the Company shall conduct the Business only in the ordinary course consistent with its past practices and as contemplated by the business plan attached hereto as Exhibit
2.11, and in compliance with all Laws and Orders to which the Company is subject and shall promptly notify the Purchaser and Gamida of any Material Adverse
Change to the Company.

COVENANTS AND AGREEMENTS AMONG THE COMPANY, THE PURCHASER AND GAMIDA EFFECTIVE
PRIOR TO CLOSING

The parties covenant and agree as follows:

     5.4. Hart-Scott-Rodino Act. If required, the parties shall, as soon as practicable after the date hereof, file Notification and Report forms under the
Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust
Division of the Department of Justice with respect to the transactions contemplated herein, shall file requests for early termination and shall use reasonable efforts to respond as promptly as practicable to all inquiries received from the Federal Trade Commission or the Antitrust Division for
additional information or documentation. Each party shall furnish the other with copies of all documents so filed by it. To the extent permitted by Law, the parties shall request such governmental agencies to treat as confidential all information submitted to them. Based upon the expectation of the parties to this
Agreement, it is anticipated that filings required under the Hart-Scott-Rodino
Act will not become necessary, as the transactions contemplated by this
Agreement are exempt from such coverage. Provided, however, in the event compliance with the Hart-Scott-Rodino Act becomes necessary, the Company shall bear all expenses of such compliance including all registration and filing fees with respect to any documents filed by any of the parties hereto under this
Section 5.4.

     5.5. No Solicitation or Negotiation. Until the Effective Time (or the
termination of this Agreement pursuant to Section 12):

                                       26

          5.5.1. the Company, the NexGen Subsidiaries and the Covenantors shall not, nor shall they cause, suffer or permit their shareholders, directors, officers, employees, representatives, agents, investment bankers, advisors, accountants or attorneys to, initiate or solicit, directly or indirectly, any inquiries or the making of any proposal, or engage in negotiations or discussions with any Person, or provide any confidential information or data to any Person, with respect to any acquisition, business combination or purchase of all or any Asset or other significant asset of the Company, or any direct or indirect equity interest in the Company and/or the NexGen
     Subsidiaries or with respect to any acquisition of any shares of the
     Purchaser or otherwise facilitate any effort or attempt to seek any of the foregoing. Furthermore, the Company, the NexGen Subsidiaries and the
     Covenantors shall immediately terminate all existing activities, discussions or negotiations with any Person with respect to any of the foregoing.

          5.5.2. Gamida shall not, nor shall it cause, suffer or permit its shareholders, directors, officers, employees, representatives, agents, investment bankers, advisors, accountants or attorneys to, initiate or solicit, directly or indirectly, any inquiries or the making of any proposal, or engage in negotiations or discussions with any Person, with respect to any acquisition of Gamida's shareholdings in the Purchaser which would cause Gamida to hold less than 4,700,000 (four million seven hundred thousand) Purchaser Ordinary Shares. Furthermore, Gamida shall immediately terminate all existing activities, discussions or negotiations with any
     Person with respect to any of the foregoing.

     5.6. The Purchaser, the Company and Gamida shall use their best efforts and provide documentation, information and supporting materials that may become necessary and required in order for the transactions which are the subject of this Agreement to be promptly approved by the District Court of Tel-Aviv, in the context of an approved plan of arrangement pursuant to ss.350 and following the
Israel Companies Law-1999.

6.   CONDITIONS PRECEDENT TO THE OBLIGATION OF EACH PARTY TO CLOSE

The obligations of the Company, the Purchaser and Gamida to consummate the transactions contemplated herein shall be subject to the fulfillment, at or prior to the Closing, of all of the conditions set forth below in this Section
6. Each of the Company, the Purchaser and Gamida may waive, in their sole discretion, any or all of such conditions in whole or in part without prior notice, provided, however, that no such waiver shall constitute a waiver by any other party.

     6.1. No Action or Proceeding. No Proceeding shall have been instituted or threatened before any Authority seeking to challenge or restrain the transactions contemplated herein which presents a risk that such transactions will be restrained or that any party hereto may suffer damages or other relief as a result of consummating such transactions.

     6.2. Approvals and Consents. Any and all corporate and regulatory approvals or third party consents listed in Section 2.2 and 2.3 of the Company Disclosure
Schedule, Section 3.5 of the Purchaser Disclosure Schedule and Section 4.6 of
the Gamida Disclosure Schedule shall have been obtained.

                                       27

     6.3. Approval By Court. The Court shall have approved the transactions set forth in this Agreement in the context of an approved plan of arrangement pursuant to ss.350 and following of the Israel Companies Law--1999, shall have issued the Order of Arrangement and all filings required to be made following such actions shall have been made.

     6.4. Hart-Scott-Rodino Act. Any applicable waiting periods under the
Hart-Scott-Rodino Act shall have expired.

     6.5. The parties shall have received from the Israeli tax authorities an exemption from withholding tax in connection with the transactions described in
Sections 1.62 and 1.70 above.

7.   CONDITIONS PRECEDENT TO THE OBLIGATION OF PURCHASER TO CLOSE

Without derogating from Section 6, the obligation of the Purchaser to consummate the transactions contemplated herein shall be subject to the fulfillment, at or before the Closing Date, of all of the conditions set forth below in this
Section 7. The Purchaser may waive in its sole discretion any or all of such conditions in whole or in part without prior notice.

     7.1. Company Deliverables, Representations and Warranties and Performance
of Covenants.

          7.1.1. The representations and warranties of the Company, MAC, the
     NexGen Subsidiaries and the Convenantors contained in this Agreement and in any Company Document shall be true in all material respects when made and on and as of the Closing Date, and at the Closing, the Company shall have delivered to Purchaser a certificate on behalf of the Company and MAC to such effect signed by the chief financial officer of the Company and MAC respectively and addressed to Purchaser.

          7.1.2. The Company shall transfer, convey, assign and deliver to
     NewCo, by appropriate deeds, bills of sale, assignments and other instruments reasonably satisfactory to the Purchaser and its counsel all of the Company's right, title and interest in and to any and all Assets, including, for the removal of doubt, any inventions, discoveries or improvements on the Assets, free and clear of all liabilities, obligations,
     Liens and Other Encumbrances together with such other instruments of sale, transfer, conveyance, assignment and confirmation satisfactory to the
     Purchaser and its counsel, and the Company shall take such further actions, as the Purchaser may reasonably deem necessary or desirable in order to convey to NewCo, and to confirm NewCo's title to, all of the Assets, and to put NewCo in actual possession and operating control thereof. Neither the
     Purchaser nor NewCo shall assume, perform, discharge or pay any obligations and liabilities relating to the Assets, whether the same are direct or indirect, fixed, contingent or otherwise, known or unknown, whether existing at the Effective Time or arising thereafter unless specifically assumed by NewCo as set forth in this Section 7.1.2. From the Effective
     Time, NewCo shall assume, perform, discharge only those unperformed obligations and liabilities of the Company arising under each of the written Contracts and the Licenses and Permits transferred to NewCo under the Merger, and only from the Effective Time provided such Contracts and
     Licenses and Permits are necessary for the conduct of Business and that such unperformed obligations and liabilities are not as a result of any breach of contract, breach of warranty, default, tort or infringement of the rights of another by the Company.

                                       28

          7.1.3. The Company shall indemnify the Indemnitees and hold them harmless against any claim by any Person to cause or require the
     Indemnitees to pay, perform or discharge any debt, obligation, deficiency, liability or commitment of the Company or the NexGen Subsidiaries relating to the Assets or otherwise, whether direct or indirect, fixed, contingent or now or as of the Effective Time known or unknown, and whether or not then due or payable, which exists now, as of the Effective Time or which arises thereafter, including against all damages, awards, judgments and other losses, however suffered or characterized, all interest thereon, all actual attorneys' fees incurred in connection therewith, as well as the costs and expenses of defending any such claim, unless such claims relate to unperformed obligations and liabilities of the Company which are specifically assumed by NewCo as set forth in Section 7.1.2 above.

          7.1.4. Each obligation of the Company to be performed by it on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date, and at the Closing, the Company shall have delivered to the Purchaser a certificate to such effect addressed to the Purchaser signed by its chief financial officer.

          7.1.5. The Purchaser shall have received from the Company and MAC copies of resolutions of their respective Board of Directors, and of any other corporate body whose approval is required, approving their respective execution and performance of this Agreement and the other Company Documents and to perform fully their respective obligations hereunder and thereunder.

          7.1.6. The Purchaser shall have received from the Company a certificate of good standing, dated not earlier than five (5) days prior to the Closing Date, with respect to the State of Delaware and each other jurisdiction in which the Company and the NexGen Subsidiaries do business.

          7.1.7. The Purchaser shall have received from the Company and MAC all other properties, documents and certificates required to be delivered to
     Purchaser hereunder as of the Closing Date, to the extent not theretofore delivered.

          7.1.8. The Purchaser shall have received from the Company a written valuation prepared by a recognized firm acceptable to the Purchaser for the benefit of the Purchaser, in form and substance satisfactory to the
     Purchaser, which approval shall not be unreasonably withheld, confirming that as of the Closing Date, the Current Assets, on an "enterprise valuation basis", have a value of no less than $50,000,000 (USD) (the
     "MINIMUM VALUATION AMOUNT"), provided that such valuation may give the
     Current Assets a value of less than the Minimum Valuation Amount (the difference between such lesser value and the Minimum Valuation Amount, the
     "COMPLETION AMOUNT"), in which case the Company shall be required to transfer to NewCo (or in the case of cash, to NewCo or to HC) the
     Completion Assets. In Purchaser's sole and absolute discretion, the Minimum
     Valuation Amount may be reduced, but to no less than $30,000,000 (USD), and if so reduced in Purchaser's sole and absolute discretion, then the Minimum
     Valuation Amount shall be such lower amount.

                                       29

          7.1.9. The Completion Assets shall have a value as of the Closing Date of no less than the Completion Amount, as evidenced by such reports, instruments or other evidence in form and substance satisfactory to the
     Purchaser in its sole discretion, which may include a written valuation prepared by a recognized firm acceptable to the Purchaser for the benefit of the Purchaser.

          7.1.10. The Purchaser shall be satisfied in its absolute discretion that following the Closing, NewCo shall have or reasonably be able to obtain financing for the construction and operation of at least one (1) of the manufacturing plants contemplated by the definition of Current Assets in Section 1.3 above.

          7.1.11. No Adverse Change. There shall not have occurred to the
     Company, the NexGen Subsidiaries or MAC between the date hereof and the
     Closing Date any Material Adverse Change, and, at the Closing, the Company
     and MAC shall have delivered to the Purchaser a certificate to such effect signed by the chief financial officer of the Company and MAC and addressed to Purchaser.

          7.1.12. Purchaser shall have satisfied itself, after receipt and consideration of the Company Disclosure Schedule and after Purchaser and its representatives have completed the review of the Business, that none of the information revealed thereby has resulted in, or in the opinion of
     Purchaser may result in, a Material Adverse Effect with respect to the
     Company, the NexGen Subsidiaries or MAC.

          7.1.13. Opinion of Counsel. Purchaser shall have received from the
     Company the opinion of the Law Office of Gregory Bartko, P.C., counsel to the Company, dated as of the Closing Date, addressed to Purchaser in form and substance satisfactory to the Purchaser. The form of such opinion shall be attached hereto at the Closing as Exhibit 7.1.13.

          7.1.14. Due Diligence. Purchaser's legal, scientific, business and financial due diligence review of the Company and MAC, all of their respective subsidiaries and affiliates, and of the Business and the Assets shall have been completed to the sole and complete satisfaction of the
     Purchaser and its advisors. The schedules and exhibits hereto which are to prepared by the Company or MAC, including the Company Delayed Disclosure
     Schedule, shall be in form and substance satisfactory to Purchaser in its sole discretion and shall have been delivered to the Purchaser no later than the dates for the delivery thereof in accordance with this Agreement.

          7.1.15. The Company shall have delivered to Purchaser a certificate addressed to Purchaser, in form and substance satisfactory to the
     Purchaser, confirming that the Covenantors who are not MAC and the Company have agreed to be legally bound by their obligations as contemplated by this Agreement.

                                       30

     7.2. Gamida Deliverables, Representations and Warranties and Performance of
Covenants.

          7.2.1. The representations and warranties of Gamida contained in this
     Agreement and in any Gamida Document shall be true in all material respects on and as of the Closing Date, and at the Closing, Gamida shall have delivered to Purchaser a certificate to such effect signed by a director of
     Gamida and addressed to Purchaser.

          7.2.2. Gamida shall provide to the Purchaser a certificate addressed to Purchaser signed by a director of Gamida stating that the Purchaser
     Ordinary Shares to be transferred by Gamida at the Closing are not subject to any Liens or Other Encumbrances or shall provide irrevocable undertakings from the holders of any such Liens or Other Encumbrances that such Liens or Other Encumbrances shall be automatically cancelled as of the
     Closing.

          7.2.3. Gamida shall deliver to HC duly executed share transfer deeds with respect to the Gamida HC Shares.

          7.2.4. The Purchaser shall pay any and all indebtedness owed by the
     Purchaser to Gamida, including indebtedness stemming from loans made by
     Gamida to the Purchaser and Gamida shall pay any and all indebtedness owed by it to the Purchaser, including indebtedness stemming from loans made by the Purchaser to Gamida, such that none of the Purchaser or Gamida shall remain indebted to each other.

          7.2.5. Each obligation of Gamida to be performed by it on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date, and at the Closing Gamida shall have delivered to the Purchaser a certificate to such effect addressed to Purchaser signed by a director of Gamida.

          7.2.6. The Purchaser shall have received from Gamida copies of resolutions of Gamida's Board of Directors, and of any other corporate body whose approval is required, approving Gamida's execution and performance of this Agreement, including, but not limited to, purchase all of the
     Purchaser's shareholdings in the Existing Subsidiaries.

          7.2.7. The Purchaser shall have received from Gamida such
     documentation as may be reasonably requested by the Purchaser evidencing the assumption by Gamida of all Healthcare Liabilities (it being understood that the absence of such documentation shall not derogate from Gamida's assumption of the Healthcare Liabilities pursuant to the terms of this
     Agreement).

          7.2.8. No Adverse Change. There shall not have occurred to Gamida between the date hereof and the Closing Date any Material Adverse Change, and, at the Closing, Gamida shall have delivered to the Purchaser a certificate to such effect signed by a director of Gamida and addressed to
     Purchaser.

                                       31

          7.2.9. Opinion of Counsel. Purchaser shall have received from Gamida the opinion of Gareth Keene, a director of Gamida serving as International
     Counsel to Gamida, dated as of the Closing Date, addressed to Purchaser in form and substance satisfactory to the Purchaser. The form of such opinion shall be attached hereto at the Closing as Exhibit 7.2.9.

     7.3. Without derogating from Section 6.2, the Purchaser's audit committee, board of directors and shareholders shall have approved the transactions contemplated by this Agreement as required by applicable law and the Purchaser's
Organizational Documents.

8.   CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO CLOSE

Without derogating from Section 6, the obligation of the Company to consummate the transactions contemplated herein shall be subject to the fulfillment, at or before the Closing Date, of all the conditions set forth below in this Section
8. The Company may waive in its sole discretion any or all of such conditions in whole or in part without prior notice.

     8.1. Purchaser Deliverables, Representations and Warranties and Performance
of Covenants.

          8.1.1. The representations and warranties of the Purchaser contained in this Agreement and in any Purchaser Document shall be true when in all material respects made and on and as of the Closing Date, and, at the
     Closing, the Purchaser shall have delivered to the Company a certificate to such effect signed by the chief executive officer and the chief financial officer of the Purchaser and addressed to the Company.

          8.1.2. Performance of Covenants. Each obligation of the Purchaser to be performed by it on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date, and at the Closing the Purchaser shall have delivered to the Company a certificate to such effect addressed to Company signed by its chief executive officer and chief financial officer.

          8.1.3. The Company shall have received from the Purchaser copies of:
     (i) letters of resignation from the board of directors of the Purchasers, effective and subject to the Closing, executed by each of the directors of the Purchaser other than Mr. Israel Amir and the Outside Directors (as defined in the Companies Law); (ii) resolutions of the Purchaser's Audit
     Committee, Board of Directors and shareholders approving the Purchaser's execution and performance of this Agreement, including the issuance of the
     Merger Shares, and an increase of the Purchaser's authorized share capital
     (if necessary), and (iii) the resolutions of the shareholders of the
     Purchaser appointing, subject to the Closing, the persons listed in Exhibit
     8.1.3 to the board of directors of the Purchaser.

                                       32

          8.1.4. The Purchaser shall have delivered to NASDAQ, to the extent required, a Listing of Additional Shares form regarding the Merger Shares to be issued and/or transferred at Closing.

          8.1.5. There shall not have occurred to the Purchaser between the date hereof and the Closing Date any Material Adverse Change, and, at the
     Closing, the Purchaser shall have delivered to the Company a certificate to such effect signed by the president and chief financial officer of the
     Purchaser and addressed to Company.

          8.1.6. Opinion of Counsel to Purchaser. The Company shall have received the opinion of Yigal Arnon & Co., counsel to the Purchaser, dated as of the Closing Date, addressed to the Company, in form and substance reasonably satisfactory to the Company. The form of such opinion shall be attached hereto at the Closing as Exhibit 8.1.6.

          8.1.7. The Purchaser shall be in material compliance with all Nasdaq maintenance listing standards in order for the Purchaser Ordinary Shares to be quoted for trading on the Nasdaq Global Market or the Nasdaq Capital
     Market and is not subject to any threat of a proceeding or any proceeding to disqualify the Purchaser Ordinary Shares from qualification to trade on the Nasdaq Global Market or the Nasdaq Capital Market (it being recorded that as of the date hereof, the Purchaser Ordinary Shares are quoted for trade on the Nasdaq Capital Market). Notwithstanding the foregoing, in the event that Nasdaq shall determine that the transactions contemplated by this Agreement constitute a "reverse merger" within the meaning of Rule
     4340(a) of the Nasdaq Marketplace Rules, it shall not be a condition to
     Closing that the Purchaser is able to meet the initial listing criteria of the Nasdaq Capital Market in order to permit the continued listing of the
     Purchaser on Nasdaq.

          8.1.8. HC shall provide to the Company a certificate executed by its chief executive officer and chief financial officer certifying that any and all indebtedness existing between the Purchaser and the Existing
     Subsidiaries, as of the Closing, except for the Subsidiary Loan, has been cancelled, paid in full or otherwise settled.

     8.2. Gamida Deliverables, Representations and Warranties and Performance of
Covenants.

          8.2.1. Representations and Warranties. The representations and warranties of Gamida contained in this Agreement and in any Gamida Document shall be true in all material respects on and as of the Closing Date, and at the Closing, Gamida shall have delivered to the Company a certificate to such effect signed by a director of Gamida and addressed to the Company.

          8.2.2. Performance of Covenants. Each obligation of Gamida to be performed by it on or before the Closing Date pursuant to the terms of this
     Agreement shall have been duly performed in all material respects on or before the Closing Date, and at the Closing, Gamida shall have delivered to the Company a certificate to such effect addressed to Company signed by a director of Gamida.

                                       33

          8.2.3. The Company shall have received from Gamida copies of resolutions of Gamida's Board of Directors, and of any other corporate body whose approval is required, approving Gamida's execution and performance of this Agreement, including, but not limited to, its undertakings to purchase all of the Purchaser's shareholdings in the Existing Subsidiaries.

          8.2.4. Opinion of Counsel. The Company shall have received from Gamida the opinion of Gareth Keene, a director of Gamida serving as International
     Counsel to Gamida, dated as of the Closing Date, addressed to the Company in form and substance satisfactory to the Company. The form of such opinion shall be attached hereto at the Closing as Exhibit 8.2.4.

          8.2.5. Gamida shall provide to the Company a certificate addressed to the Company signed by a director of Gamida stating that the Purchaser
     Ordinary Shares to be transferred by Gamida at the Closing to the Purchaser are not subject to any Liens or Other Encumbrances or shall provide irrevocable undertakings from the holders of any such Liens or Other
     Encumbrances that such Liens or Other Encumbrances shall be automatically cancelled as of the Closing.

9.   CONDITIONS PRECEDENT TO THE OBLIGATION OF GAMIDA TO CLOSE

Without derogating from Section 6, the obligations of Gamida to consummate the transactions contemplated herein shall be subject to the fulfillment, at or prior to the Closing, of all of the conditions set forth below in this Section
9. Gamida may waive, in its sole discretion, any or all of such conditions in whole or in part without prior notice.

     9.1. The Purchaser shall have delivered to Gamida a written valuation prepared by David Boas Business Consulting Ltd. dated no earlier than December
1, 2006 for the benefit of Gamida confirming that as of the date of said opinion, the Healthcare Assets taken as a whole, net of the Healthcare
Liabilities, have a value of no less than seven million dollars ($7,000,000).

     9.2. HC shall transfer, convey, assign and deliver to Gamida by appropriate deeds, bills of sale, assignments and other instruments all of HC's right, title and interest in and to any and all Healthcare Assets together with such other instruments of sale, transfer, conveyance, assignment and confirmation.

     9.3. The representations and warranties of the Purchaser, MAC, the NexGen
Subsidiaries and the Company contained in this Agreement and in any Purchaser or
Company Document shall be true on in all material respects and as of the Closing
Date, and, at the Closing, the Purchaser shall have delivered to Gamida a certificate addressed to Gamida to such effect signed by the Purchaser's chief executive officer and chief financial officer and the Company and MAC shall have delivered to Gamida a certificate addressed to Gamida to such effect signed by their respective chief financial officer.

                                       34

     9.4. Performance of Covenants. Each obligation of the Purchaser and the
Company to be performed by them on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date, and at the Closing such parties shall have delivered to Gamida a certificate to such effect addressed to Gamida signed by their respective chief executive officer and chief financial officer.

     9.5. HC shall provide to Gamida a certificate executed by its chief executive officer and chief financial officer certifying that any and all indebtedness existing between the Purchaser and the Existing Subsidiaries, as of the Closing, except for the Subsidiary Loan, has been cancelled, paid in full or otherwise settled.

     9.6. The Purchaser shall pay any and all indebtedness owed by the Purchaser to Gamida, including indebtedness stemming from loans made by Gamida to the
Purchaser and Gamida shall pay any and all indebtedness owed by it to the
Purchaser, including indebtedness stemming from loans made by the Purchaser to
Gamida, such that none of the Purchaser or Gamida shall remain indebted to each other.

     9.7. Opinion of Counsel to Purchaser. Gamida shall have received the opinion of Yigal Arnon & Co., counsel to the Purchaser, dated as of the Closing
Date, addressed to Gamida, in form and substance satisfactory to Gamida. The form of such opinion shall be attached hereto at the Closing as Exhibit 9.7.

     9.8. Opinion of Counsel of the Company. Gamdia shall have received from the
Company the opinion of the Law Office of Gregory Bartko, P.C., counsel to the
Company, dated as of the Closing Date, addressed to Gamida in form and substance satisfactory to Gamida. The form of such opinion shall be attached hereto at the
Closing as Exhibit 9.8.

10.  SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF THE PARTIES

     10.1. Survival of Representations and Covenants of the Company.
Notwithstanding any right of the Purchaser to investigate the affairs of the
Company, and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, the
Purchaser shall have the right to rely upon the representations, warranties, covenants and agreements of the Company (including MAC and the NexGen
Subsidiaries) contained in this Agreement or in any Company Document. Each representation and warranty of the Company (including MAC and the NexGen
Subsidiaries) contained herein or in any Company Document shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire upon the expiration of the statute of limitations applicable to claims by third parties against the Company in respect of the matter or matters which are the subject of said representations, warranties, covenants and agreements. The covenants and agreements of the Company and the covenants and agreements of the Covenantors, shall survive in accordance with their terms or if no term is specified, until the expiry of the applicable statute of limitations.

                                       35

     10.2. Survival of Representations and Covenants of the Purchaser. Each
representation and warranty of the Purchaser contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire upon the expiration of the statute of limitations applicable to claims by third parties against the Purchaser in respect of the matter or matters which are the subject of said representations, warranties, covenants and agreements.

     10.3. Survival of Representations and Covenants of Gamida. Each
representation and warranty of Gamida contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire upon the expiration of the statute of limitations applicable to claims by third parties against Gamida in respect of the matter or matters which are the subject of said representations, warranties, covenants and agreements.

11.  COVENANTS AND AGREEMENTS OF THE PARTIES AFTER CLOSING

     11.1. Up until the date of Closing, prior to issuing any publicity release or announcement with respect to the Business or the Assets, the Company shall obtain the Purchaser's written approval of the form and substance thereof, provided, however, that such restrictions shall not apply to any disclosure required by regulatory Authorities, applicable Law or the rules of any securities exchange which may be applicable, provided that, to the extent practicable, the Purchaser is provided with written notice of such disclosure prior thereto and with the opportunity to consult with the Company with regard to the content of such disclosure.

     11.2. Business Examinations and Physical Investigations of Company Assets
by Purchaser. From the date hereof through the Closing Date, the Company shall promptly report to the Purchaser any Material Adverse Change or any information, or set of circumstances regarding the Company, the Business or the Assets, that the Purchaser would, as a result of having entered into this Agreement, be reasonably required to disclose under the Exchange Act, the rules of the SEC or
Nasdaq (or such other exchange on which the Purchaser Ordinary Shares are traded).

     11.3. Covenants Against Competition. Each of the Covenantors acknowledge that Purchaser would not purchase the Assets but for the agreements and covenants of the Covenantors contained in this Section 11.3. Accordingly, each of the Covenantors covenants and agrees as follows:

                                       36

          11.3.1. Covenant Not to Compete. Such Covenantor shall not at any time during the Restricted Period, and within a 50-mile radius of any of the plant facilities in existence at such time of HC and/or NewCo and/or any other Affiliate of HC: (i) be engaged in a business which is competitive to the Business (other than for NewCo or any of its Affiliates) or (ii) have any ownership interest (of record or beneficial) in, or have any interest as an employee, salesman, consultant, officer or director in, or otherwise aid or assist in any manner, any Person that engages in a business which is competitive to the Business, so long as NewCo or any successor in interest of NewCo remains engaged, directly or indirectly, in the Business;
     provided, however, that any such Covenantor may own, directly or indirectly, solely as an investment, securities of any Person which are traded on any national securities exchange if such Covenantor owns, directly or indirectly, less than three percent (3%) of any class of securities of such Person. For purposes of this Section 11.3.1, the business activities which may not be engaged in during the Restricted
     Period by such Covenantor or by any Person in which such Covenantor has any interest are: the business of planning, constructing, operating and/or developing ethanol and biodiesel alternative energy production facilities within the United States (the "RESTRICTED BUSINESS ACTIVITIES").

          11.3.2. Solicitation of Business. During the Restricted Period, such
     Covenantor shall not solicit or assist any other Person to solicit any business (other than for NewCo or any of its Affiliates) from any present or past customer of the Business for a product or service competitive to a product or service included in the Restricted Business Activities; or
     request or advise any present customer of the Business to withdraw, curtail or cancel its business dealings with the Business.

          11.3.3. Employees. During the Restricted Period, such Covenantor shall not directly or indirectly: (i) solicit or encourage any employee or consultant of the Business to leave the employ of NewCo or any of its
     Affiliates or (ii) hire any employee who has left the employment of NewCo or any of its Affiliates if such hiring is proposed to occur within one year after the termination of such employee's employment with NewCo or any such Affiliate.

          11.3.4. Confidential Information. From and after the Effective Time, except upon NewCo's express prior written consent, such Covenantor shall keep secret and retain in strictest confidence, and shall not use for the benefit of such Covenantor or any Person, all confidential matters and trade secrets known to him relating to the Business, including, without limitation, customer lists, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans, new personnel acquisition plans, methods of manufacture, technical processes, designs and design projects, invention and research projects and other business affairs relating to the Business learned by such Covenantor heretofore or hereafter, and shall not disclose them to anyone outside of NewCo and its Affiliates; provided, however, that the foregoing shall not apply to any information which is or becomes part of the public domain (other than as a result of a breach of this Agreement or other obligations of confidentiality such Covenantor may owe to NewCo or its Affiliates). Any obligation under this Section 11.3.4 shall be subject to any obligation to comply with (i) any Law or (ii) any rule or regulation of any Authority, provided that such Covenantor has given NewCo timely notice of such required disclosure and has exhausted all reasonable means of maintaining the confidentiality of such information and further provided that such Covenantor provides NewCo with a reasonable opportunity to review the disclosure before it is made and to interpose its own objection to the disclosure.

                                       37

          11.3.5. Rights and Remedies Upon Breach. If any Covenantor breaches, or threatens to commit a breach of, any of the provisions of the
     Restrictive Covenants, NewCo and its Affiliates shall have in addition to, and not in lieu of, any other rights and remedies available to them at law or in equity, the right and remedy to have the Restrictive Covenants specifically enforced, all without the need to post a bond or any other security or to prove any amount of actual damage or that money damages would not provide an adequate remedy, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the
     Business and the Assets and that monetary damages will not provide an adequate remedy to NewCo and its Affiliates.

          11.3.6. Waiver. Such Covenantor hereby waives any and all right to attack the validity of the Restrictive Covenants on the grounds of the breadth of their geographic scope or the length of their term.

          11.3.7. Judicial Modification. Without derogating from Section 11.3.6, if the scope of any restriction contained in this Section 11.3 is too broad to permit enforcement of such restriction to its full extent, then such restriction shall be enforced to the maximum extent permitted by law, and the Covenantor hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

          11.3.8. Jurisdiction. Notwithstanding Section 15.4 but without derogating therefrom with respect to any other matters, the parties hereto intend to and do hereby confer jurisdiction to enforce this Section 11.3 only upon the courts of any state or other jurisdiction within the geographical scope of the covenants contained herein. If the courts of any one or more of the states or jurisdictions shall hold such covenant wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination shall not bar or in any way affect the right of NewCo or its Affiliates to the relief provided above in the courts of any other state or jurisdiction within the geographical scope of such covenant, as to breaches of such covenants in such other respective states or jurisdictions; the above covenants as they relate to each state or jurisdiction being, for this purpose, severable into diverse and independent covenants.

          11.3.9. Affiliate.For the purpose of this Section 11.3, the term
     "Affiliate" shall mean (i) a Person directly or indirectly controlling, controlled by or under common control with, HC; (ii) a Person owning or controlling 50% or more of the outstanding voting securities of HC, or
     (iii) an officer, director or partner of HC. For these purposes, control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

                                       38

     11.4. Indemnification By Purchaser. Purchaser shall indemnify, defend and hold harmless, the Company, MAC and NewCo, including their respective officers and directors, and their respective successors (the "MAC INDEMNIFIED PARTIES")
against all losses, claims, damages, costs, expenses (including attorneys'
fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of any breach of this Agreement by Purchaser, including but not limited to failure of any representation or warranty to be true and correct in all material respects at or before the Closing. Any MAC Indemnified Party wishing to claim indemnification under this Section, upon learning of any such cause of action, claim, action, suit, proceeding or investigation, shall notify Purchaser, but the failure so to notify shall not relieve Purchaser from any liability that it may have under this Section, except to the extent that such failure would materially prejudice Purchaser.

     11.5. Indemnification By Gamida. Gamida shall indemnify, defend and hold harmless, the Company, MAC and NewCo, including their respective officers and directors, and their respective successors (the "MAC INDEMNIFIED PARTIES")
against all losses, claims, damages, costs, expenses (including attorneys'
fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of any breach of this Agreement by Gamida, including but not limited to failure of any representation or warranty to be true and correct in all material respects at or before the Closing. Any MAC Indemnified Party wishing to claim indemnification under this Section, upon learning of any such cause of action, claim, action, suit, proceeding or investigation, shall notify Gamida, but the failure so to notify shall not relieve Gamida from any liability that it may have under this Section, except to the extent that such failure would materially prejudice Gamida.

          11.5.1. Indemnification By Gamida to MAC. During the 12 month period following the Closing (the "INDEMNIFICATION PERIOD"), Gamida shall indemnify, defend and hold harmless MAC against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation actually and directly incurred by MAC ("INDEMNIFIABLE AMOUNTS") based in whole or in part on or arising in whole or in part out of any breach of this Agreement by Purchaser, including but not limited to failure of any representation or warranty of Purchaser to be true and correct in all material respects at or before the Closing. MAC shall be entitled to make claims under this Section 11.5.1 on or before the last day of the
     Indemnification Period and if MAC shall wish to claim indemnification under this Section, upon learning of any such cause of action, claim, action, suit, proceeding or investigation, shall notify Gamida, but the failure so to notify shall not relieve Gamida from any liability that it may have under this Section, except to the extent that such failure would materially prejudice Gamida. MAC may only seek indemnification under this Section
     11.5.1 if the aggregate Indemnifiable Amount exceeds $100,000. The maximum aggregate liability of Gamida under this Section 11.5.1 shall be $1,000,000
     ("AMOUNT LIMITATIONS"). The Amount Limitations shall be reduced by any losses of Purchaser which exist at the Closing and which are used after the
     Closing by Purchaser, NewCo or any of their then Affiliates or successors to reduce or setoff any amount of taxes payable by such person in any jurisdiction (the "TAXES REDUCTION AMOUNT"). In the event such persons shall make use of any losses of Purchaser as aforesaid at any time after the Closing, then all amounts paid by Gamida under this Section 11.5.1 which equal the Taxes Reduction Amount shall be promptly returned to
     Gamida. MAC and Purchaser shall promptly notify Gamida in writing of any use of any losses of Purchaser as aforesaid by Purchaser, NewCo or any of their then Affiliates or successors.

                                       39

     If any such action or other proceeding shall be brought against MAC, Gamida shall, upon written notice given reasonably promptly following MAC's notice to
Gamida of such action or proceeding, be entitled to assume the defense thereof at its expense with counsel chosen by Gamida and reasonably satisfactory to MAC;
provided, however, that MAC may at its own expense retain separate counsel to participate in such defense. Gamida agrees that it will not, without the prior written consent of MAC, which consent shall not be unreasonably withheld or delayed, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding unless such settlement, compromise or consent includes an unconditional release of MAC from all liability arising or that may arise out of such claim, action or proceeding.

     Gamida shall not be liable for any indirect, consequential or punitive damages under this Section 11.5.1, including for any such damages incurred in connection with the conduct of the business of the Company and/or NewCo following the Closing, including as such business is proposed to be conducted as may be reflected in the business plan attached hereto as Exhibit 2.11.

     The provisions of Section 11.5.1 shall be the sole and exclusive remedy for indemnification by Gamida for breaches of this Agreement by Purchaser, including but not limited to failure of any representation or warranty of Purchaser to be true and correct in all material respects at or before the Closing. At the
Closing, Gamida shall deliver to MAC a personal guarantee from Mr. Daniel Kropf, in form and substance satisfactory to MAC, which approval shall not be unreasonably withheld, in respect of Gamida's indemnification obligations under this Section 11.5.1 for a maximum amount of $100,000.

          11.5.2. Indemnification By Gamida. Gamida shall indemnify, defend and hold harmless, Purchaser, including its respective officers and directors, and its respective successors (the "HC INDEMNIFIED PARTIES") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the transfer to Purchaser of the 10,132 shares referred to in
     Section 1.62 above, including but not limited to any adverse claims of ownership thereof. Any HC Indemnified Party wishing to claim indemnification under this Section, upon learning of any such cause of action, claim, action, suit, proceeding or investigation, shall notify
     Gamida, but the failure so to notify shall not relieve Gamida from any liability that it may have under this Section, except to the extent that such failure would materially prejudice Gamida.

                                       40

     11.6. Indemnification By Covenantors. Without derogating from any other provision of this Agreement, the Covenantors shall jointly indemnify, defend and hold harmless the Purchaser and/or Gamida, including their respective officers and directors, and their respective successors and assigns (collectively the
"PURCHASER INDEMNIFIED PARTIES") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of any breach of this Agreement by the Company,
MAC or a Covenantor, including but not limited to failure of any representation or warranty to be true and correct in all material respects at or before the
Closing. Any Purchaser Indemnified Party wishing to claim indemnification under this Section, upon learning of any such cause of action, claim, action, suit, proceeding or investigation, shall notify the Company (which hereby undertakes to notify the other Covenantors if applicable), but the failure so to notify shall not relieve a Covenantor from any liability that it may have under this
Section, except to the extent that such failure would materially prejudice such
Covenantor.

     11.7. Survival of Indemnification. Subject to Section 11.5.1 above, all rights to indemnification under Sections 11.411.5 and 11.6 shall survive the
Closing and/or the termination of this Agreement and the provisions of this
Section are intended to be for the benefit of, and shall be enforceable by, each
MAC Indemnified Party, Purchaser Indemnified Party and HC Indemnified Party, and
their heirs and representatives. No Party, including MAC under Section 11.5.1, shall enter into any settlement regarding the foregoing without prior approval of the relevant Indemnified Party(ies), as the case may be, or Gamida under
Section 11.5.1.

     11.8. Further Assurance. At any time and from time to time after the
Closing, at NewCo's request and without further consideration, the Company shall execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation and take such action as NewCo may reasonably deem necessary or desirable in order more effectively to convey to NewCo, and to confirm NewCo's title to, all of the Assets, to put NewCo in actual possession and operating control thereof and to assist NewCo in exercising all rights with respect thereto.

     11.9. Subsidiary Loan Repayment. Notwithstanding anything to the contrary in any other document between HC and any Existing Subsidiary, the Subsidiary
Loan shall only be repayable with $230,000 in proceeds received by HC from the date hereof from the exercise of options to purchase ordinary shares of HC, outstanding as of the date hereof. In the event the Subsidiary Loan shall have not been fully repaid on or before 180 days following the Effective Time, then such Subsidiary Loan shall be forgiven and cancelled and HC shall not be obligated to make any further payment in connection with the Subsidiary Loan.

     11.10. Gamida Payments. Subject to Section 11.9, in the event, following the Effective Time, HC is obligated to pay any amount on account of any of the
Healthcare Liabilities, Gamida shall immediately make such payment instead of HC and if, HC makes such payment, shall immediately reimburse HC for any and all amounts expended by HC, including any reasonable expenses in association therewith.

                                       41

     11.11. MAC Payments. In the event, following the Effective Time, HC is obligated to pay any amount on account of: (i) any of the Healthcare Excluded
Liabilities (other than the Subsidiary Loan which shall be repaid as contemplated by Section 11.9), or (ii) any of HC's liabilities, debts, obligations, whether accrued, direct or indirect, fixed, contingent, or otherwise, created following the Effective Time; MAC shall provide HC with sufficient funds, either directly or pursuant to a service agreement, to ensure that HC will be able to pay its liabilities, debts, obligations, whether accrued, direct or indirect, fixed, contingent, or otherwise, when due.

12.  TERMINATION; REMEDIES

     12.1. Termination Events. This Agreement may be terminated prior to the
Closing:

          12.1.1. by either the Company, the Purchaser or Gamida, if a court of competent jurisdiction or Authority shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use commercially reasonable efforts to lift) and such was not at the request of the party seeking termination of the Agreement, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

          12.1.2. by either the Company, the Purchaser or Gamida (i) if the
     Closing has not taken place on or before October 31, 2007 (other than as a result of any failure on the part of the terminating party to comply with or perform any covenant or obligation of such party set forth in this
     Agreement) or (ii) if a material default under this Agreement, or material misrepresentation or material breach of any representation, warranty or covenant contained herein, on the part of a non-terminating shall have occurred and not been cured within 15 days after written notice thereof; or

          12.1.3. by the mutual consent of the Company, the Purchaser and
     Gamida.

     12.2. Termination Procedures. If the Company, the Purchaser or Gamida wish to terminate this Agreement pursuant to Section 12.1.1 or 12.1.2, such party shall deliver to the other parties hereto a written notice stating that the former is terminating this Agreement and setting forth a brief description of the basis on which it is terminating this Agreement.

     12.3. Effect of Termination. If this Agreement is terminated pursuant to
Section 12.1, all further obligations of the parties under this Agreement shall terminate; provided, however, no party shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this
Agreement and the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 13.

                                       42

     12.4. Specific Performance. The parties acknowledge that the Assets are unique and cannot be obtained by the Purchaser (or NewCo) except from the
Company and for that reason, among others, the Purchaser and NewCo will be irreparably damaged in the absence of the consummation of this Agreement.
Therefore, in the event of any breach by the Company or Gamida of this
Agreement, the Purchaser and NewCo shall have the right, at their election, to obtain an order for specific performance of this Agreement, or such other injunctive or equitable relief, without the need to post a bond or other security, to prove any actual damage or to prove that money damages would not provide an adequate remedy.

13.  EXPENSES; CONFIDENTIALITY

     13.1. Expenses. Unless stated otherwise, each party to this Agreement shall bear its own direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated herein.

     13.2. Confidentiality. Subject to any obligation to comply with (i) any Law
(ii) any rule or regulation of any Authority or (iii) any subpoena or other legal process to make information available to the Persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other and all of the terms and conditions of this Agreement shall be kept in confidence by each party, and each party shall cause its shareholders, members, directors, officers, employees, agents, advisors and attorneys to hold such information confidential. Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information (but in no event less than reasonable care) and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge (other than as a result of a breach of this Agreement); provided, however, that the foregoing shall not apply to any information obtained by any party through its own independent investigations or received by any party from a third party not under any obligation to keep such information confidential nor to any information obtained by the Purchaser which is generally known to others engaged in the trade or business of the Company; and provided, further, that from and after the
Closing, the Purchaser shall be under no obligation to maintain confidential any such information concerning the Assets and the Business. If this Agreement shall be terminated for any reason, each party shall return or cause to be returned to the other all written data, information, files, records and copies of documents, worksheets and other materials obtained by such party in connection with the transactions contemplated herein.

     13.3. Publicity. No publicity release or announcement concerning this
Agreement or the transactions contemplated herein shall be issued without advance written approval of the form and substance thereof by the Purchaser and the Company; provided, however, that such restrictions shall not apply to any disclosure required by regulatory Authorities, applicable Law or the rules of any securities exchange which may be applicable, provided that, to the extent practicable, the other party or parties are provided written notice of such disclosure prior thereto with the opportunity to consult with the disclosing party with regard to the content of such disclosure.

                                       43

14.  NOTICES

     14.1. Notices. All notices, requests and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be delivered by courier or other means of personal service, or sent by facsimile or mailed first class, postage prepaid, by certified mail, return receipt requested, in all cases, addressed to such party's address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

     if to the Purchaser:              Healthcare Technologies Ltd.
                                       32 HaShaham Street
                                       Petach Tikva, Israel
                                       49170
                                       Fax:+972-3-927-7228
                                       Attention: Chief Executive Officer

     with a copy to                    Yigal Arnon & Co.
     (which shall not constitute       One Azrieli Center
     notice):                          46th Floor - Round Tower
                                       Tel-Aviv, Israel
                                       67021
                                       Fax: +972-3-608-7714
                                       Attention: David H. Schapiro, Adv.
                                                  Ari Fried, Adv.

     if to the Company:                NEXGEN Biofuels, Inc.
                                       14 Wall Street, 20th Floor
                                       New York, New York 10005
                                       Attention: Jim McAlinden,
                                       Chief Financial Officer
                                       Fax: 212-202-3628

     with copies to (US Counsel)       Law Office of Gregory Bartko, P.C.
     (which shall not constitute       3475 Lenox Road
     notice):                          Suite 400
                                       Atlanta, Georgia 30326
                                       Attention: Gregory Bartko, Esq.
                                       Fax: 404-238-0550

     with copies to (Israeli           Abraham Sofer, Esquire
     Counsel) (which shall not         1101 30th Street NW, Suite 500
     constitute notice):               Washington DC 20007
                                       Fax: (202) 625-8301

                                       44

     if to Gamida:                     Gamida for Life B.V.
                                       Parnassustoren
                                       Locatellikade 1
                                       1076 AZ Amsterdam
                                       The Netherlands
                                       Fax: 0031 - 20 - 540 8909
                                       Attention: Colin Longhurst

     with copies to                    Gareth Keene
     (which shall not constitute       Director & International Counsel
     notice):                          Buttermead
                                       Manaton
                                       Newton Abbot
                                       Devon TQ13 9XG
                                       United Kingdom
                                       Fax: 0044 - 1647 - 221208

Any notice sent in accordance with this Section 14 shall be effective: (i) if mailed, seven (7) Business Days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile, one (1) Business Day following transmission and electronic confirmation of receipt.

15.  MISCELLANEOUS

     15.1. Further Assurances. Each of the parties shall use commercially reasonable efforts to proceed promptly with the transactions contemplated herein, to fulfill the conditions precedent for such party's benefit or to cause the same to be fulfilled and to execute such further documents and other papers and perform such further acts as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated herein, provided that, notwithstanding anything else herein, a draft of the written valuation contemplated by Section 7.1.8, in form and substance satisfactory to the Purchaser, shall have been received by the Purchaser.

     15.2. Amendment. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Purchaser, the Company and Gamida.

     15.3. Entire Agreement. This Agreement (including the exhibits, annexes and schedules hereto, including the Company Disclosure Schedule, Purchaser
Disclosure Schedule and Gamida Disclosure Schedule), and the agreements, documents and instruments to be executed and delivered pursuant hereto or thereto constitute the final, complete and exclusive agreement among the parties with respect to the purchase of the Assets, the transactions contemplated herein and therein and with regard to the subject-matters hereof and thereof, supersede all prior agreements, understandings and representations written or oral, with respect thereto, and may not be contradicted by evidence of any such prior or contemporaneous agreement, understanding or representation, whether written or oral. The recitals to this Agreement are an integral part hereof. The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof. Unless the context otherwise requires, references to (or to any specified provision of) this Agreement or any other document shall be construed as references to that provision or that document as in force for the time being and as amended, supplemented, modified or replaced in accordance with the terms thereof; words importing the plural shall include the singular and vice versa; and any reference in this Agreement to a law or to a specific section thereof shall be construed as a reference to such law or section as the same may have been, or may from time to time be, amended, succeeded or re-enacted.

                                       45

     15.4. Governing Law and Venue. This Agreement shall be construed in accordance with, and governed in all respects by the internal laws of Israel
(without giving effect to the principles of conflicts of laws). The competent courts of Tel Aviv shall have exclusive jurisdiction upon any dispute arising hereunder and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

     15.5. Attorneys' Fees. If any action or proceeding relating to this
Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     15.6. Binding Effect; Assigns. This Agreement and the rights, covenants, conditions and obligations of the respective parties hereto and any instrument or agreement executed pursuant hereto shall be binding upon the parties and their respective successors, assigns and legal representatives. Neither this
Agreement, nor any rights or obligations of any party hereunder, may be assigned by a party without the prior written consent of the other parties hereto;
provided, however, that prior to or following the Closing, this Agreement and any rights and obligations of Purchaser hereunder and under any Purchaser
Documents may, without the prior written consent of the other parties hereto, be assigned and delegated by the Purchaser to any Person affiliated with Purchaser, including NewCo, or pledged or hypothecated to any lender(s) of Purchaser or any such affiliate, and following the Closing, this Agreement and any rights and obligations of Purchaser hereunder and under any Purchaser Documents may also be assigned and delegated by Purchaser, without the prior written consent of the other parties hereto, to any successor-in-interest of Purchaser to the Business or the Assets or to a substantial portion thereof including NewCo; provided, however, that no assignment or delegation by Purchaser of any such obligation, other than to NewCo, shall relieve Purchaser of liability therefor.

                                       46

     15.7. Counterparts. This Agreement may be executed simultaneously in any number of counterparts (including by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     15.8. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this
Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction. The parties further agree to replace any such invalid or unenforceable provisions with valid and enforceable provisions designed to achieve, to the extent possible, the purposes and intent of such invalid and enforceable provisions.

     15.9. Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any
Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or the exercise of any other power, right, privilege or remedy.

     No Person shall be deemed to have waived any claim arising out of this
Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such
Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     15.10. Parties in Interest. None of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

     15.11. Assignment of Assets. If an attempted assignment would be ineffective or would impair any of the Company's rights so that NewCo would not receive the benefits of the Asset to which the same relates, then the Company agrees to use reasonable commercial efforts and to cooperate fully with
Purchaser and NewCo in order to obtain for NewCo the benefits of such Asset. In addition, the Company hereby irrevocably constitutes and appoints from and after the Merger Satisfaction Date Purchaser and NewCo or their successors and assigns, its true and lawful attorney, with full power of substitution, in the name of Purchaser, NewCo or in the Company's name to take all action which
Purchaser or NewCo may deem proper in order to provide for NewCo the benefits under any Asset where any required consent of the other party to the assignment thereof to NewCo pursuant to this Agreement shall not have been effective. The
Company acknowledges that the foregoing powers are coupled with an interest and are not and shall not be revocable in any manner or for any reason.

                                       47

IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase
Agreement as of the day and year first above written.

                                          HEALTHCARE TECHNOLOGIES LTD.,
                                          an Israeli company

                                          By:    ________________________
                                          Name:  ________________________
                                          Title: ________________________

                                          NEXGEN BIOFUELS, INC.,
                                          a Delaware corporation

                                          By:    ________________________
                                          Name:  ________________________
                                          Title: ________________________

                                          MAC BIOVENTURES, INC.
                                          a Belize corporation

                                          By:    ________________________
                                          Name:  ________________________
                                          Title: ________________________

                                          GAMIDA FOR LIFE, B.V.,
                                          a Netherlands corporation

                                          By:    ________________________
                                          Name:  ________________________
                                          Title: ________________________

     [Signature Page to the Asset Purchase Agreement dated January 16, 2007]

                                       48

ANNEX C

PLAN OF ARRANGEMENT

Between: Healthcare Technologies Ltd. (“HC” or the “Company”) and

The holders of the Ordinary Shares of the Company

Definitions and Interpretation

In this Plan of Arrangement the following terms shall have the meanings ascribed to them hereunder:

“Agreement”	An asset purchase agreement, among the Parties, dated as of January 16, 2007, as amended from time to time.

“Arrangement”	This Plan of Arrangement, as set forth herein, or with such amendments, supplements or conditions that the Court may determine or require.

“Closing”	The consummation of the Agreement and the transactions contemplated thereunder.

“Companies Law”	The Israel Companies Law - 1999, and the regulations promulgated thereunder.

“Company Ordinary Shares”	The ordinary shares of the Company, nominal value NIS 0.04 per share (as may be adjusted for stock splits, reverse stock splits etc.).

“Company's Assets”	All of the Company's assets and rights of any nature, including the Company's rights in its subsidiaries and excluding the Company's Excluded Assets.

“Company's Excluded Assets”	(i) The Company's assets and related contracts relating to its operation as a public company, including NASDAQ agreements, officers and directors insurance policies and liabilities in connection therewith; and (ii) a debt of $230,000 owed by the Company to one of its subsidiaries (the “Subsidiary Loan”).

“Company's Valuation”	A written valuation of the Company's Assets taken as a whole, net of the Company's liabilities, prepared by an independent third party, assessing the Company's Assets at a value of no less than seven million dollars ($7,000,000).

“Completion Amount”	The difference between the value amount attributed to the Nexgen Assets by the Nexgen Valuation and the Minimum Nexgen Valuation Amount.

1

“Completion Assets”	An existing functional plant relating to the Nexgen Business and all its related assets, or all of the shares held by Nexgen of an entity which directly owns such a plant, or cash, with a value of no less than the Completion Amount.

“Completion Assets Valuation”	The value of the Completion Assets as accepted by the Company which shall be no less than the Completion Amount.

“Court”	The Tel-Aviv-Jaffa District Court or any other court of competent jurisdiction.

“Distribution”	Shall have the meaning ascribed to such term in the Companies Law.

“Gamida”	Gamida for Life, B.V.

“MAC”	MAC Bioventures, Inc.

“Minimum Nexgen Valuation Amount”	The minimum value amount to be attributed to the Nexgen Assets by the Nexgen Valuation.

“NewCo”	A wholly owned subsidiary of the Company formed under the laws of the State of Delaware or another state, specifically for the consummation of the Agreement.

“Nexgen”	Nexgen Biofuels, Inc.

“Nexgen Business”	The business of planning, constructing, operating and/or developing one or more ethanol and biodiesel alternative energy facilities within the United States.

“Nexgen Valuation”	A written valuation prepared for the Company by a recognized independent firm, determining the value of Nexgen's Assets to be no less than $50,000,000, or in the Company's discretion, a value of no less than $30,000,000.

“Nexgen's Assets”	All of Nexgen's assets and rights of any nature, including with regards to Nexgen's options to own five Greenfield sites in the US, permitting for 100 million gallons of annual ethanol/bio-diesel production per site as well as 100% of the shares in each of Nexgen's subsidiaries owning such assets and rights.

“Option Assets”	An existing functional Ethanol or Bio-Diesel plant or all of the shares held by Nexgen of an entity which directly owns such a plant.

“Option Assets Valuation”	A written valuation determining the value of the Option Assets, prepared for the Company by a recognized independent firm acceptable to the Company.

2

“Options”	Options to purchase the Company Ordinary Shares under any of the Company's option plans existing on the date of the Closing.

“Parties”	The Company, Nexgen, MAC and Gamida collectively.

“Shareholders”	Holders of Company Ordinary Shares.

        WHEREAS, the Parties entered into the Agreement; and

        WHEREAS, the Company has an authorized share capital of NIS 6,000,000 divided into 150,000,000 ordinary shares, of which 7,792,832 shares were issued and outstanding as of June 14, 2007; and

        WHEREAS, the Company’s Ordinary Shares are listed for trading on the Nasdaq; and

        WHEREAS, (i) the Audit Committee and the Board of Directors of the Company have determined that the Arrangement is fair to, and in the best interests of, the Company and the Shareholders; (ii) no reasonable concern exists that the Company will be unable to meet its existing and future expected obligations as they become due as a result of the Distribution contemplated by the Arrangement; (iii) approved the Agreement, the Arrangement (as defined below) and the other transactions contemplated by the Agreement; (iv) determined to recommend that the Shareholders approve the Agreement, the Arrangement and the other transactions contemplated by the Agreement; and (v) determined that the Arrangement be accomplished by way of a court approved arrangement pursuant to Sections 350 and 351 of the Companies Law; and

        WHEREAS, under the Agreement, the parties agreed that, subject to the satisfaction of certain conditions to Closing (including the approval of the Court in accordance with Sections 303, 350 and 351 of the Companies Law):

(i)	the Company will purchase 4,700,000 Company Ordinary Shares from Gamida, in consideration for the Company Assets and the assumption of certain of the Company’s liabilities;

(ii)	by the Closing, the Company and Gamida shall pay each other any and all indebtedness owing to the other, such that none shall remain indebted to each other;

(iii)	Nexgen shall transfer and convey the Nexgen Assets to NewCo, in consideration for Company Ordinary Shares in an amount equal to the Nexgen Valuation divided by $1.50 less 1%;

(iv)	in the event that the Nexgen Valuation is lower than the Minimum Nexgen Valuation Amount, Nexgen shall transfer Completion Assets to NewCo, in consideration for Company Ordinary Shares in an amount equal to the Completion Assets’ Valuation divided by $1.50 less 1% (“Completion Assets Shares”);

3

(v)	Nexgen may, subject to the Company’s written consent and until 180 days following the Closing, transfer to NewCo Option Assets, in consideration for such number of Company’s Ordinary Shares equal to Option Assets Valuation divided by $1.50 less 1% (“Option Shares”);

(vi)	the aggregate number of Completion Assets Shares and Option Shares issuable by the Company, if any, shall not exceed 80,000,000 ordinary shares;

(vii)	in consideration for his agreement to continue to serve as director of the Company for a period of two years from the Closing, to issue to Israel Amir Company Ordinary Shares (or options exercisable into Company Ordinary Shares) in an amount equal to 1% of Nexgen Assets Valuation divided by $1.50;

(viii)	if applicable, to issue to Israel Amir 1% of Nexgen’s Completion Assets Valuation and/or Option Assets Valuation divided by $1.50, in an amount not to exceed 800,000 ordinary shares;

(ix)	all the Company’s directors, except for Israel Amir and the external directors, shall cease to serve as directors of the Company following the Closing and new directors of the Company shall be appointed by the Shareholders;

(x)	any and all indebtedness existing between the Company and its subsidiaries, except for the Subsidiary Loan, shall have been cancelled, paid in full or otherwise settled;

(xi)	Nexgen shall indemnify, defend and hold harmless the Company and NewCo for claims relating to Nexgen’s Assets, which exist as of Closing or which arise thereafter, unless such claims relate to unperformed obligations and liabilities of Nexgen which are specifically assumed by NewCo as set forth in the Agreement;

(xii)	the Company shall indemnify, defend and hold harmless, Nexgen, MAC and NewCo, for claims arising out of any breach of the Agreement by the Company, including breach of representations or warranties;

(xiii)	Gamida shall indemnify, defend and hold harmless: (1) Nexgen, MAC and NewCo, for claims arising out of any breach of the Agreement by Gamida, including breach of representations or warranties; and (2) MAC, during the 12 month period following the Closing, for claims arising out of any breach of the Agreement by the Company, including breach of representations or warranties, for damages of no less than $100,000, up to the maximum aggregate amount of $1,000,000; and (3) the Company, for claims relating to the transfer of certain of Gamida’s shares to the Company; and

(xiv)	Nexgen, MAC and their affiliates shall indemnify, defend and hold harmless, the Company and Gamida, for claims arising out of their breach of the Agreement, including breach of representations or warranties.

4

        WHEREAS, in order to appoint new directors as contemplated by the Agreement, the Articles of Association of the Company shall be amended, subject to the Closing; and

        WHEREAS, the Options shall remain in full force and effect and the rights thereof shall not change;

        NOW THEREFORE, it is agreed between the parties as follows:

1.	The preamble of this Arrangement constitutes an integral part hereof.

2.	This Agreement, Arrangement and the transactions contemplated thereby shall be deemed approved by the Shareholders and shall bind them.

3.	The above constitutes one integral Arrangement, is not separable, and cannot be partially performed.

4.	This Arrangement will become effective upon the Closing and subject to the fulfillment of the remaining Closing conditions set forth in, and pursuant to, the Agreement. The Company is obligated to file with the Registrar of Companies in Israel a copy of the order of the Court approving the Arrangement in accordance with Section 351 of the Companies Law.

5.	The Company is entitled to agree, on behalf of all the parties to this Arrangement, to any amendment or revision of, or supplement to this Arrangement, or to any term or condition that the Court will deem fit to determine or require.

5

ANNEX D

Consolidated Financial Statements

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

Report of Independent Registered Public Accounting Firm

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors
Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary
    of Mac Bioventures, Inc.)
Wesley Chapel, Florida

We have audited the accompanying consolidated balance sheet of Nexgen Biofuels, Inc. and Subsidiaries (the “Company”) (a development stage company and majority owned subsidiary of Mac Bioventures, Inc.) as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period August 10, 2006 (date of inception) through December 31, 2006. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and the results of its operations and cash flows for the period August 10, 2006 (date of inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of $496,372 for the period August 10, 2006 (date of inception) through December 31, 2006. As of December 31, 2006, the Company had $324,310 of negative working capital and $49,350 of cash with which to satisfy any future cash requirements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pender Newkirk & Company L.L.P
Certified Public Accountants
Tampa, Florida
May 8, 2007

Pender Newkirk & Company LLP · Certified Public Accountants

100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax: (813) 229-2359

PCAOB Registered
Member of AGN International. Ltd - A Worldwide Association of Separate and Independent Accounting and Consulting Firms
Member of Private Companies Practice Section and Center for Audit Quality of the American Institute of Certified Public Accountants

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Enterprise and Majority Owned
Subsidiary of Mac Bioventures, Inc.)

Consolidated Balance Sheet

December 31, 2006

Assets
Current assets:
Cash	$49,350

Total current assets	49,350

Computer equipment, net of accumulated depreciation of $83	2,359

Investment in land purchase options	150,446

$202,155

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses, including related party payable of $7,590	$215,747
Accrued salaries, stockholders	157,913

Total current liabilities	373,660

Long-term liabilities:
Line of credit payable, related party	304,650

Stockholders’ deficit:
Preferred stock; par value $.0001; 25,000,000 shares authorized; 0 shares issued and outstanding	-
Common stock; par value $.0001; 400,000,000 shares authorized; 0 shares issued and outstanding	-
Additional paid-in capital	1,000
Common stock payable	19,217
Deficit accumulated during the development stage	(496,372)

Total stockholders’ deficit	(476,155)

$202,155

The accompanying notes are an integral part of the consolidated financial statements.

2

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Enterprise and Majority Owned
Subsidiary of Mac Bioventures, Inc.)

Consolidated Statement of Operations

Period August 10, 2006 (Date of Inception) through December 31, 2006

Expenses:
Legal and professional	$204,942
Salaries expense	181,132
Travel expense	64,676
Other expenses	38,032

Net loss from operations	(488,782)

Interest expense	(7,590)

Net loss	$(496,372)

The accompanying notes are an integral part of the consolidated financial statements.

3

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Enterprise and Majority Owned
Subsidiary of Mac Bioventures, Inc.)

Consolidated Statement of Changes in Stockholders’ Deficit

Period August 10, 2006 (Date of Inception) through December 31, 2006

							Deficit Accumulated During Development Stage

	Common Stock		Preferred Stock		Additional Paid-In	Common Stock

	Shares	Amount	Shares	Amount	Capital	Payable		Total

Balance, August 10, 2006 (date of inception)	-	$-	-	$-	$-		$-

Common stock payable, founders						$4,217		$4,217

Common stock payable for services						15,000		15,000

Capital contribution since August 10, 2006					1,000			1,000

Net loss for the period							(496,372)	(496,372)

Balance, December 31, 2006	-	$-	-	$-	$1,000	$19,217	$(496,372)	$(476,155)

The accompanying notes are an integral part of the consolidated financial statements.

4

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Enterprise and Majority Owned
Subsidiary of Mac Bioventures, Inc.)

Consolidated Statement of Cash Flows

Period August 10, 2006 (Date of Inception) through December 31, 2006

Operating activities
Net loss	$(496,372)

Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation expense	83
Stock compensation	19,217
Increase in:
Accounts payable and accrued expenses	168,467
Accrued salaries	157,913

Total adjustments	345,680

Net cash used by operating activities	(150,692)

Investing activities
Investment in computer equipment	(2,442)
Investments in land purchase options	(103,166)

Net cash used by investing activities	(105,608)

Financing activities
Proceeds from line of credit payable, related party	304,650
Capital contribution	1,000

Net cash provided by financing activities	305,650

Net increase in cash	49,350

Cash at beginning of period	-

Cash at end of period	$49,350

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$-

Taxes	$-

Supplemental disclosure of noncash investing and financing activities:

Included in accounts payable is $47,280 related to the acquisition of investments in land purchase options.

The accompanying notes are an integral part of the consolidated financial statements.

5

Nexgen Biofuels, Inc. and Subsidiaries
 (A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

1.	Background Information and Summary of Significant Accounting Policies

(a)	About the Company

Nexgen Biofuels, Inc. (a development stage company and majority owned subsidiary of Mac Bioventures, Inc.), a Delaware corporation, is in the discovery stage of developing four ethanol plants and one bio-diesel plant in four states. The plants will be built in two phases, with the first phase yielding two ethanol plants and the bio-diesel plant and the second phase yielding two more ethanol plants. Each facility is expected to produce 100 million gallons per year of its respective fuel.

The Company officially changed its name from Macquarie Bioventures of Delaware, Inc. to Nexgen Biofuels, Inc. on September 20, 2006 upon obtaining a certificate of amendment to its articles of incorporation from the state of Delaware.

(b)	Development Stage Enterprise

Nexgen Biofuels, Inc. and Subsidiaries (the “Company”) has been in the development stage since its formation on August 10, 2006. It has primarily been engaged in the development of ethanol plants while raising capital to carry out its business plan. The Company expects to continue to incur significant operating losses and to generate negative cash flow from operating activities while it develops its customer base and establishes itself in the marketplace. The Company’s ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which the Company may be unable to control. If the Company is unable to implement its business plan successfully, it may not be able to eliminate operating losses, generate positive cash flow, or achieve or sustain profitability, which would materially adversely affect its business, operations, and financial results, as well as its ability to make payments on its debt obligations.

(c)	Nature of the Business

The Company intends to construct or otherwise acquire additional production facilities as financial resources and business prospects make the construction or acquisition of these facilities a viable alternative. The Company intends to grow by expanding the market for ethanol by continuing to work with state governments for the adoption of regulations that promote ethanol as a fuel additive, and alternatively as a primary transportation fuel.

6

Nexgen Biofuels, Inc. and Subsidiaries
 (A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

1.	Business and Summary of Significant Accounting Policies (continued)

(d)	Basis of Presentation

The consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Nexgen Biofuels, Inc. and each of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(e)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f)	Cash

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed on demand and, therefore, bear minimal risk.

(g)	Investment in Land Purchase Options

Investment in land purchase options are agreements between the Company and property owners to acquire parcels of land for the purpose of constructing biofuel plants. The land purchase options are treated as non-current assets as the Company’s intention is to exercise the options and develop the biofuel plants. The Company capitalizes the payments to obtain the option to acquire the parcels of land. Additionally, all costs directly identified with the respective land parcels are capitalized. At the time it becomes probable that the property will not be acquired, all capitalized costs associated with the land parcel are charged to operations.

(h)	Computer Equipment

Computer equipment is carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When computer equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved and any gain or loss is included in operations.

7

Nexgen Biofuels, Inc. and Subsidiaries
 (A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

1.	Business and Summary of Significant Accounting Policies (continued)

(i)	Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109), in reporting deferred income taxes. SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company’s consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the consolidated financial statements carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the year in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(j)	Advertising

Advertising is expensed as incurred. Advertising expense for the period August 10, 2006 (date of inception) through December 31, 2006 was approximately $6,000.

(k)	Impairment of Long-lived Assets

The Company accounts for long-lived asset impairments under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires a three step approach for recognizing and measuring the impairment of assets to be held and used. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the assets to their carrying amounts. Fair value is estimated based on discounted future cash flows. Assets to be sold are classified as discontinued operations, are stated at the lower of the assets’ carrying amounts or fair value, and are no longer depreciated. During the period August 10, 2006 (date of inception) through December 31, 2006, no impairment changes were deemed necessary.

(l)	Fair Value of Financial Instruments

The carrying amount of the Company’s assets and liabilities approximates fair value at December 31, 2006 because of the nature and relatively short-term maturity of these instruments. During the period August 10, 2006 (date of inception) through December 31, 2006, no impairment charges were recorded.

8

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

1.	Business and Summary of Significant Accounting Policies (continued)

(m)	Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides guidance on the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN No. 48 to materially impact its financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements” (SAB No. 108). This bulletin requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality, and provides a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the Company’s 2006 annual consolidated financial statements. Adoption of SAB No. 108 did not have a material impact on the Company’s consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155. This accounting standard permits fair value remeasurement for any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify them as freestanding derivatives or as hybrid financial instruments containing an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial interest. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to materially impact its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - An Amendment of SFAS No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specified situations. Such servicing assets or liabilities would be initially measured at fair value, if practicable, and subsequently measured at amortized value or fair value

9

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

1.	Business and Summary of Significant Accounting Policies (continued)

based upon an election of the reporting entity. SFAS No. 156 also specifies certain financial statement presentation and disclosures in connection with servicing assets and liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006 and may be adopted earlier, but only if the adoption is in the first quarter of the fiscal year. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its financial condition or results of its consolidated operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial condition or results of its consolidated operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial condition or results of its consolidated operations.

2.	Going Concern

The Company incurred a net loss of $496,372 for the period August 10, 2006 (date of inception) through December 31, 2006. As of December 31, 2006, the Company had $324,310 of negative working capital and $49,350 of cash with which to satisfy any future cash requirements. The Company depends upon capital to be derived from future financing activities, such as subsequent offerings of its common stock, or debt financing in order to operate and grow the business. There can be no assurance that the Company will be successful in raising such capital. The key factors that are not within the Company’s control and that have a direct bearing on operating results include, but are not limited to, acceptance of the Company’s business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to grow the business. There may be other risks and circumstances that management may be unable to predict. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do no include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

10

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

3.	Related Party Transactions and Line of Credit

At December 31, 2006, long-term debt consists of an unsecured line of credit in the maximum amount of $2,000,000 from Macquarie Bioventures, Inc., a company related to the Company through common ownership. The outstanding balance on the line of credit amounts to $304,650 at December 31, 2006. The line of credit matures on June 30, 2008 and carries a simple interest rate of eight percent per year. Included in accounts payable and accrued expenses is accrued interest on this line of credit of $7,590.

The Company committed to issue 41,565,000 shares of common stock to Mac Bioventures, Inc., which is recorded as a stock payable in the amount of $4,217 (see Note 6).

In December 2006, the Company sold Council Bluffs Ethanol, Inc. (“CBE”), a 100 percent owned subsidiary of the Company, to an unrelated party (the “Buyer”). The only assets of CBE were investments in land options related to property located in Mills County, Iowa. The Company sold CBE at its carrying value (historical cost) of $29,318 and, accordingly, no gain or loss was recognized on the sale. Included in the purchase agreement, the Buyer has contracted Macquarie Bioventures, Inc. and Mac Bioventures, Inc. to perform certain consulting services in connection with the construction of an ethanol plant for a fee of $1,000,000. This is to be paid starting in 2007 with an initial payment of $250,000, followed by monthly payments of $50,000 for 15 months while plant permits are being obtained. In the event that all plant permits are obtained before the 15-month period is over, the entire remaining amount of $750,000 is due, less any monthly payments of $50,000 that were previously made.

The amounts and terms of the above transactions are not necessarily indicative of the amounts and terms that may have been incurred had comparable transactions been entered into with independent parties.

11

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

4.	Lease Commitments

At December 31, 2006, the Company had entered into a lease agreement for office space in New York, New York. The lease expires on June 30, 2007. The Company does not plan to renew the lease. Subsequent to December 31, 2006, the Company entered into a three-year lease for 1,250 square feet of office space in Wesley Chapel, Florida. This lease terminates on January 31, 2010.

The following is a schedule by year of future minimum rental payments required under the aforementioned leases as of December 31, 2006:

Year Ending December 31,

2007	$29,638
2008	31,308
2009	31,977
2010	2,614

$95,537

5.	Income Taxes

Deferred taxes are recorded for all existing temporary differences in the Company’s assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there was no net deferred tax benefit or expense for the period August 10, 2006 (date of inception) through December 31, 2006.

Reconciliation of the federal statutory income tax rate of 34 percent to the effective income tax rate is as follows:

Income tax provision at statutory rate	(34.0	) %
Increase (decrease) in income tax due to:
State income taxes, net	(3.5)
Valuation allowance	37.5

	0.0%

12

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

5.	Income Taxes (continued)

Net deferred tax assets and liabilities are comprised of the following:

Deferred tax asset (liability), current:
Accrued salary	$54,700
Valuation allowance	(54,700)

$0

Deferred tax asset (liability) non-current:
Capitalized start-up costs	$130,400
Valuation allowance	(130,400)

$0

The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

6.	Equity

The Company has 400,000,000 shares of common stock authorized with a par value of $.0001. There were no common shares issued or outstanding as of December 31, 2006. At the date of inception and through December 31, 2006, the Company’s Board of Directors authorized and committed to issue 41,565,000 shares of common stock to Mac Bioventures, Inc. and 600,000 and 150,000 shares of common stock to two executives of the Company, respectively, pursuant to their respective employment agreements (see Note 8). These shares vested at the commitment date. The Company recorded the 41,565,000 and 600,000 shares at par value, and recorded a stock payable of $4,217 (included as a component of equity) and a corresponding entry for the same amount to compensation expense. These stock commitments were recorded at par value as the Board of Directors determined that the Company had minimal value at the respective commitment dates, which approximated the date of inception. In connection with the 150,000 share commitment, the Company recorded a stock payable of $15,000 and a corresponding entry to compensation expense (see Note 8). Additionally, the Board of Directors authorized and committed 685,000 shares to employees and consultants for future services. The Company did not record compensation for these shares, as the issuance of the shares is contingent upon future services.

The Company has 25,000,000 shares of preferred stock authorized with a par value of $.0001. There were no preferred shares issued or outstanding as of December 31, 2006. The Board of Directors has the right to fix by resolution the designations, preferences, and rights of the preferred stock. As of December 31, 2006, the preferred stock had no designations, preferences, or rights.

13

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

6.	Equity (continued)

During 2006, the Company granted 450,000 common stock options to an executive of the Company. Subsequent to December 31, 2006, all 450,000 common stock options were cancelled. No compensation expense was recorded for these options for the period August 10, 2006 (date of inception) to December 31, 2006, as a 100 percent forfeiture rate was applied to the value of the option. The Company granted no other options during 2006. As a result, the amounts and provision disclosures of SFAS No. 123R, “Share-Based Payment,” are immaterial.

7.	Investments in Land Purchase Options

Investments in land purchase options at December 31, 2006 consist of the following:

					Costs

Description of Property	Subsidiary	Date of Option	Date of Expiration		Purchase Price Per Acre			Options		Other Costs	Total

62 acres Mills County, Iowa	Council Bluffs Biofuels, Inc.	08/01/06	08/01/07	(5)		$22,000		$7,500		$13,359	$20,859

2 properties Montgomery County, Iowa	Red Oak Ethanol, Inc.	07/14/06	04/30/07	(4)	$ $	10,000 12,000	to	29,000		25,430	54,430

2 Properties Township of Reedsburg Sauk County, Wisconsin	Reedsburg Biofuels, Inc.	10/30/06 11/14/06	11/01/07 11/20/07			2,500	(1)	10,000		19,209	29,209

160 acres Shelby County, Indiana	Indiana Biofuels, Inc.	04/20/07	04/20/08			$25,000			(2)	22,928	22,928

72 acres Township of Erie Ottawa County, Ohio	Port Clinton Biofuels, Inc.	01/12/07	01/12/08				(3)	1,000		22,020	23,020

								$47,500		$102,946	$150,446

(1)	The aggregate purchase price of one property is $500,000; the other property has a purchase price of $2,500 per acre.

(2)	Cost of this option is $40,000 and was subsequently paid on May 3, 2007 in accordance with terms of the option agreement. This option replaced the option to purchase the Morristown, Indiana property.

(3)	Price per acre ranges from $10,000 to $20,000. The purchase price for a separate sewer and water system will be approximately $300,000 and $500,000, respectively.

(4)	See Note 9, Subsequent Events.

(5)	The option expired on August 1, 2007. The Company is currently negotiating the purchase of the property.

14

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

7.	Investments in Land Purchase Options (continued)

If at the expiration date of the above options, the options are not extended or exercised, the total amounts invested in the options will be expensed in accordance with generally accepted accounting principles.

In February 2007, the Company sold the investment in land purchase options related to the two properties located in Montgomery County, Iowa to an unrelated third party (see Note 9.)

The carrying amount of all land purchase options are evaluated periodically to determine if adjustment to their balance is warranted. Based on its most recent analysis, the Company believes that no impairment of land purchase options exists at December 31, 2006. Further, based on the sales consideration received upon the sale of three options during late 2006 and early 2007, there is no indication of impairment at December 31, 2006 (see Notes 3 and 9).

8.	Accrued Compensation and Employment Agreements

The Company recorded approximately $158,000 in accrued compensation and related payroll taxes to the stockholders of the Company as of December 31, 2006. Approximately $35,000 of this compensation accrual related to employment agreements with two executives of the Company. The terms of the employment agreements with the executives were as follows:

•	Annual salary of $125,000, of which, one-half is contingent and payable upon the Company successfully completing certain debt and equity financing.

•	Annual salary of $180,000, of which, two-thirds is contingent and payable upon the Company successfully completing certain debt and equity financing.

•	A cash bonus of up to $50,000 for both executives within 90 days after production starts of certain acquired or completed ethanol/biodiesel plants.

•

A signing bonus of 600,000 vested shares of common stock for one executive and 150,000 shares of vested common stock for the other executive. The 600,000 common shares were valued at par value (see Note 6). The 150,000 shares were valued based on pre-employment consulting services, and the Company recorded a stock payable of $15,000 and a corresponding entry for the same amount to compensation expense as the Company determined that the value of the services was more indicative of value than the common stock.

15

Nexgen Biofuels, Inc. and Subsidiaries
(A Development Stage Company and Majority Owned Subsidiary of
Mac Bioventures, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2006 and the Period August 10, 2006
(Date of Inception) through December 31, 2006

9.	Subsequent Events – Unaudited

The Company has an asset purchase agreement to complete a merger with Gamida For Life, B.V. (“Gamida”), the controlling stockholder of Healthcare Technologies, Ltd.; Healthcare Technologies, Ltd. (“Healthcare”); and Mac Bioventures, Inc. The merger is contingent upon a third-party valuation of the Company’s current assets having a minimum value of $50,000,000. Pursuant to the merger, the following events will occur simultaneously:

•	Gamida will purchase from Healthcare substantially all of Healthcare’s assets in consideration for Gamida’s 4,700,000 shares in Healthcare.

•	Healthcare will form a new subsidiary (“New-Co.”);

•	The Company will transfer all of its assets and liabilities into New-Co.; and

•	Healthcare will issue new shares of stock to Mac Bioventures, Inc.

In February 2007, the Company entered into an agreement to sell Red Oak Ethanol, Inc. (“Red Oak”), a 100 percent owned subsidiary of the Company, to an unrelated third party. The only assets of Red Oak are investments in land options related to two properties located in Montgomery County, Iowa (see Note 7). The buyer will obtain a 90 percent equity interest in Red Oak by contributing $54 million into Red Oak, and an executive of the Company will receive an 8.38 percent equity interest in Red Oak in exchange for a capital contribution of $5 million, which will be financed by the buyer.

Related to the above purchase agreement, the buyer will contribute $1 million into the Company and simultaneously the Company will contribute $1 million into Red Oak in exchange for a 1.62 percent interest in Red Oak.

On May 3, 2007, the Company executed a memorandum of understanding (“MOU”), which specifies the terms, which are non-binding, whereby the Company, in consideration of a $25,000 cash payment, will have the option to purchase property located in Jefferson County, Arkansas. The purchase price of the property will be $10,000 per acre, with an aggregate purchase price of approximately $4,065,000. The MOU expired on July 3, 2007. The Company paid $5,000 in cash to execute the MOU, which can be applied to the $25,000 cash payment. The Company is currently in the process of negotiating a renewal of the MOU or entering into an option agreement to purchase the property.

On July 17, 2007, the Company signed a letter of intent to purchase a 25 percent interest in Mid American Bio Energy and Commodities, LLC (“MABE”) for $24,000,000 in cash and shares of common stock of the company, with a market value of $3,750,000 measured immediately after the closing. As part of the $24,000,000, the Company made an initial cash payment of $1,000,000, which will be refunded to the Company in the event the closing does not occur within 120 days from July 17, 2007.

16

ANNEX E

United States			International

Atlanta	Milwaukee		Austria	Italy
Charlotte	New Orleans		Canada	Japan
Chicago	New York		China	Portugal
Cincinnati	Philadelphia	411 E. Wisconsin Avenue Suite 1900 Milwaukee, WI 53202 Telephone (414) 271-7240 Fax (414) 225-2035 www.american-appraisal.com	Czech Republic	Russia
Dallas	Pittsburgh		France	Spain
Detroit	Princeton		Germany	Thailand
Houston	San Francisco		Greece	United Kingdom
Lisle	Stamford		Hungary
Los Angeles	Washington D.C.

Founded in 1896

July 13, 2007

Healthcare Technologies Ltd.
Petach Tikva, Israel

We understand that Healthcare Technologies Ltd. (“HCT”) has signed a definitive agreement to purchase the assets of NexGen Biofuels, Inc. (“NexGen” or “the Company”). In a report dated May 4, 2007 (‘the Appraisal Report”), we expressed an opinion, as of February 14, 2007, of the fair value of a 100% interest in the Company’s common stock, on a net present value basis. It was understood that this opinion of value was to provide a basis for and the completion of the NexGen transaction by HCT.

The value estimate contained in the Appraisal Report relied on certain assumptions related to the future construction and operations of four ethanol plants and one biodiesel plant, including timing and costs of construction, debt incurred, and actual start-up of the proposed facilities, among others. These assumptions were described in detail in the Appraisal Report.

You have now informed us that the Company has entered into a land option for a plant in Shelbyville, Indiana, which replaces an option in Morristown, Indiana. Based upon the assumptions relied upon, this change does not affect the value estimate contained in the Appraisal Report.

Respectfully submitted,
AMERICAN APPRAISAL ASSOCIATES, INC.

July 13, 2007	Peter S. Huck, P.E., ASA
063986	Director and Assistant Vice President,
Financial Valuation Group

We value your business.®

REV 1

ANNEX F

NEXGEN BIOFUELS, INC.

COMMON STOCK

Fair Value

As of February 14, 2007

Prepared for

Healthcare Technologies Ltd.
Petach Tikva, Israel

United States			International

Atlanta	Milwaukee		Austria	Italy
Charlotte	New Orleans		Canada	Japan
Chicago	New York		China	Portugal
Cincinnati	Philadelphia	411 East Wisconsin Avenue Suite 1900 P.O. Box 664 Milwaukee, Wisconsin 53201-0664 Telephone (414) 271-7240 www.american-appraisal.com	Czech Republic	Russia
Dallas	Pittsburgh		France	Spain
Detroit	Princeton		Germany	Thailand
Houston	San Francisco		Greece	United Kingdom
Irvine	Stamford		Hungary
Lisle	Washington D.C.
Los Angeles

May 4, 2007

Healthcare Technologies Ltd.
Petach Tikva, Israel

We understand that Healthcare Technologies Ltd. (“HCT”) has signed a definitive agreement to purchase the assets of NexGen Biofuels, Inc. (“NexGen” or “the Company”). We have provided our opinions as of February 14, 2007 (“the Valuation Date”), of the fair value of a 100% interest in the Company’s common stock.

The value estimate contained in this report relies on certain assumptions related to the future construction and operations of four ethanol plants and one biodiesel plant, including timing and costs of construction, debt incurred, and actual start-up of the proposed facilities, among others. These assumptions are described in detail in the projections of earnings section of this report.

This valuation was performed to express an opinion, as of the Valuation Date, of the fair value of a 100% interest in the Company’s common stock, on a net present value basis. It is understood that this opinion of value will provide a basis for and the completion of the NexGen transaction by HCT.

Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”), issued by the Financial Accounting Standards Board (“FASB”), defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale of the assets. It is entirely inappropriate to use this report for financing or any purpose other than the one stated.

American Appraisal Associates	Page 2

The valuation was performed under the assumption that the Company operates as a going concern. When fair value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the assets as part of the current or forecast operations. An estimate of fair value arrived at on the premise of continued use does not represent the amount that might be realized from piecemeal disposition of the assets in the marketplace or from an alternative use of the assets.

This report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice (“USPAP”) for an appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the valuation process to develop the opinion of value of American Appraisal Associates, Inc. (“American Appraisal”). Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal is not responsible for the unauthorized use of this report.

Our report consists of

This letter, setting forth the purpose and scope of the valuation, the history and nature of the business, industry and economic perspectives, projection of earnings, a presentation of the valuation techniques employed, and the conclusion of value

Exhibits, comprising

Exhibit	A - Projected Financial Statements

B - Calculation of Weighted Average Cost of Capital

C - Income Approach, Discounted Cash Flow Method

D - Assumptions and Limiting Conditions

E - Certificate of Appraiser

American Appraisal Associates	Page 3

Scope of Appraisal and Data Received

Our investigation and analysis included discussions with NexGen management concerning the history and nature of the business, its economic status, and its prospects. For the purpose of this appraisal, we were furnished with the following:

•	An Executive Summary of NexGen

•	Projected cash flows for fiscal years 2008 through 2012

•	Projected balance sheets for fiscal years 2008 through 2012

•	Projected plant capacities and operating statistics for fiscal years 2008 through 2012

The above data have been utilized without further verification as correctly representing the future results of the operation and the financial condition of the Company. In addition, a study of market conditions and an analysis of published information concerning the industry were used to evaluate the company’s future performance and to assess its ability and capacity to generate future investment returns.

History and Nature of the Businesses

The following business overview is from a document titled “Executive Summary on NexGen Biofuels, Inc.,” which was provided by Company management.

NexGen is raising capital to develop, construct, own, and operate four 100 million gallon ethanol plants and one 100 million gallon biodiesel plant in four different States (Iowa, Arkansas, Indiana, Wisconsin and Ohio). The Company has negotiated with an experienced contractor for an EPC contract to engineer, design, procure and build the plant, based upon engineering specifications set forth by the ethanol and biodiesel process technology providers. Other sub-contractors have also been identified, and the management is prepared to move ahead swiftly with selected vendors once funding is secured. The intended plants will have an initial annual capacity to process 37 million bushels of corn into approximately 100 million gallons of ethanol and approximately 333 MT of soybean oil to produce 100 million gallons of biodiesel fuel. The initial capacity is based on the biodiesel plant and the first ethanol plant.

The plants are also expected to produce and market the byproducts of distillers grains for animal feed supplements and corn oil for biodiesel production at each ethanol plant and glycerin at the biodiesel plant. NexGen expects to commence construction of the proposed plants soon after getting the debt and equity financing. Once construction begins, the plants are expected to be fully operational within twelve to eighteen months.

American Appraisal Associates	Page 4

The project is to build four 100 million gallons per year Ethanol plants and one 100 million gallon biodiesel plants in two phases. The five plants are projected to be in service by 2011. The proposed plant sites for these projects are located in Iowa, Arkansas, Indiana, Ohio and Wisconsin. All the sites are from 100-200 acres each to accommodate the rail loop and as well as plant. Air, construction and storm water permits have been filed for all the following sites. All the sites offer unique advantages that are relevant for ethanol and biodiesel plants, namely: located near existing grain production, roads, rail transportation, and livestock.

The locations of the proposed plants are as follows:

1.	Pine Bluff, AR – 100 mgpy Ethanol
2.	Council Bluffs, IA – 100 mgpy Biodiesel
3.	Port Clinton, OH – 100 mgpy Ethanol
4.	Morris Town, IN – 100 mgpy Ethanol
5.	Reedsburg, WI – 100 mgpy Ethanol

Industry Overview

An overview of the ethanol and biodiesel industries and their impact in legislation is presented in the following sections.

Ethanol - Ethanol is an alcohol-based alternative fuel produced by fermenting and distilling starch crops that have been converted into simple sugars. Feedstocks for this fuel include corn, barley, and wheat. Ethanol produced from cellulosic biomass, such as trees and grasses, is called bioethanol. The vast majority of the current and near-term forecasted ethanol production in the United States is from corn. Ethanol is most commonly used to increase octane and improve the emission quality of gasoline.

American Appraisal Associates	Page 5

The Process of Producing Ethanol - Ethanol can be made by a dry mill process or a wet mill process. Most of the ethanol in the United States is made using the dry mill method. In the dry mill process, the starch portion of the corn is fermented into sugar then distilled into alcohol. The following chart from the American Coalition for Ethanol describes the steps in producing ethanol in the dry milling process:

The following is a description from the American Coalition for Ethanol of the major steps in the dry mill process of producing ethanol:

1.	Milling. The feedstock passes through a hammer mill which grinds it into a fine powder called meal.

2.

Liquefaction. The meal is mixed with water and alpha-amylase, then passed through cookers where the starch is liquefied. Heat is applied at this stage to enable liquefaction. Cookers with a high temperature stage (120-150 degrees Celsius) and a lower temperature holding period (95 degrees Celsius) are used. High temperatures reduce bacteria levels in the mash.

3.	Saccharification. The mash from the cookers is cooled and the secondary enzyme (gluco-amylase) is added to convert the liquefied starch to fermentable sugars (dextrose).

4.

Fermentation. Yeast is added to the mash to ferment the sugars to ethanol and carbon dioxide. Using a continuous process, the fermenting mash is allowed to flow through several fermenters until it is fully fermented and leaves the final tank. In a batch process, the mash stays in one fermenter for about 48 hours before the distillation process is started.

American Appraisal Associates	Page 6

5.

Distillation. The fermented mash, now called beer, contains about 10% alcohol plus all the non-fermentable solids from the corn and yeast cells. The mash is pumped to the continuous flow, multi-column distillation system where the alcohol is removed from the solids and the water. The alcohol leaves the top of the final column at about 96% strength, and the residue mash, called stillage, is transferred from the base of the column to the co-product processing area.

6.

Dehydration. The alcohol from the top of the column passes through a dehydration system where the remaining water will be removed. Most ethanol plants use a molecular sieve to capture the last bit of water in the ethanol. The alcohol product at this stage is called anhydrous ethanol (pure, without water) and is approximately 200 proof.

7.	Denaturing. Ethanol that will be used for fuel must be denatured, or made unfit for human consumption, with a small amount of gasoline (2-5%). This is done at the ethanol plant.

8.

Co-products. There are two main co-products created in the production of ethanol: distillers grain and carbon dioxide. Distillers grain, used wet or dry, is a highly nutritious livestock feed. Carbon dioxide is given off in great quantities during fermentation and many ethanol plants collect, compress, and sell it for use in other industries.

Ethanol Industry Conditions - The following is excerpted from Building New Horizons, Ethanol Industry Outlook 2007, by the Renewable Fuels Association:

By any measure, 2006 was a record-breaking year. The ethanol industry broke all-time records for production, capacity, demand, sales, construction and public awareness. . . .

. . . [T]he U.S. ethanol industry produced a record 4.9 billion gallons of ethanol from 110 biorefineries located in 19 states across the country in 2006. 2006 production exceeded the previous year’s production by a record one billion gallons, or more than 25%. Since 2000, ethanol production in the U.S. has increased more than 300%.

2006 was also a record year for construction, with no fewer than 15 new biorefineries coming online. The addition of these biorefineries, including the completion of expansion projects, added 1.051 billion gallons of new production capacity for the year. Additionally, 2006 closed with no fewer than 73 biorefineries under construction and 8 expanding that will add 6 billion gallons of new production capacity by 2009. . . .

American Appraisal Associates	Page 7

          [The following map provides locations of ethanol biorefinery locations.]

          [The following chart indicates historical levels of ethanol produced in the United States.]

American Appraisal Associates	Page 8

          [The following table provides ethanol production capacity by state.]

U.S. Ethanol Production Capacity by State

	Online	Under Construction/ Expansion	Total

Iowa	1701.5	1535	3236.5

Nebraska	655.5	965	1620.5

Illinois	831	341	1172

South Dakota	532	378	910

Minnesota	541.6	240.5	782.1

Indiana	102	551	653

Kansas	212.5	295	507.5

Wisconsin	230	272	502

Texas	0	370	370

Ohio	3	330	333

Michigan	155	107	262

North Dakota	83.5	150	233.5

New York	0	164	164

Missouri	155	0	155

Oregon	0	143	143

Colorado	85	40	125

Tennessee	67	38	105

Georgia	0.4	100	100.4

California	68	0	68

Arizona	0	55	55

Washington	0	55	55

Kentucky	35.4	0	35.4

New Mexico	30	0	30

Wyoming	5	0	5

Total	5493.4	6129.5	11,622.9

Source: Renewable Fuels Association, January 2007

Ethanol production is providing a dramatic economic stimulus across the country, particularly in rural America. It is helping to raise the price for which farmers sell their corn, provide good paying jobs where few existed before, and generate the kind of economic activity that is returning vitality to Main Streets across America.

American Appraisal Associates	Page 9

[The following table indicates ethanol use by market in 2006.]

Virtually every vehicle on the road in the U.S. today is capable of using ethanol blends of up to 10%. But it takes a flex-fuel vehicle, or FFV, to use higher blends up to 85%, or E85. America’s automakers have realized the benefits of ethanol, particularly E85, and have joined with the ethanol industry to aggressively develop the infrastructure and provide the vehicle fleet necessary to grow the E85 market. . . .

. . . In 2006, America’s corn farmers produced a near record 10.74 billion bushels of corn. Of that, 1.8 billion went to the production of ethanol, representing 17% of total U.S. corn production.

Ethanol represents the third largest, but fastest growing market for domestically produced corn, coming after livestock feed and exports. Ethanol also represents a rapidly growing market for other grains, such as sorghum and milo. Ethanol production consumed approximately 26 percent of the nation’s sorghum crop in 2006. . . .

American Appraisal Associates	Page 10

[The following chart indicates the amount of corn utilized in ethanol production over the last 26 years.]

American Appraisal Associates	Page 11

[The following table indicates the number of gallons of ethanol produced in 2006.]

2006 World Ethanol Production

	(1000s of gallons)

Austria	2.6	Argentina	44.9

Denmark	4.9	Bolivia	18.5

France	251.0	Brazil	4,491.4

Germany	202.2	Colombia	74.0

Hungary	17.2	Ecuador	11.6

Italy	42.9	Other South America	50.2

Poland	66.1

Spain	122.5	South America	4,690.6

Sweden	30.4

U.K.	74.0	China	1,017.2

Other European Union	84.0	India	502.0

		Indonesia	44.9

European Union	897.6	Iran	7.9

		Japan	29.9

Russia	171.7	Korea, South	15.9

Switzerland	2.2	Pakistan	23.8

Turkey	17.2	Philippines	22.2

Ukraine	71.3	Saudi Arabia	52.8

Other Europe	63.4	Taiwan	2.6

		Thailand	93.3

Europe	1,223.5	Other Asia	26.4

Egypt	7.9	Asia	1,838.8

Kenya	4.5

Malawi	4.0	Australia	39.4

Mauritius	2.4	New Zealand	4.2

Nigeria	7.9	Other Oceania	2.1

South Africa	102.4

Swaziland	4.6	Oceania	45.7

Zimbabwe	6.6

Other Africa	19.8	WORLD	13,489.2

Africa	160.1

Canada	153.2

Costa Rica	10.6

Cuba	11.9

Guatemala	21.1

Jamaica	6.5

Mexico	13.2

Nicaragua	7.7

Panama	4.2

U.S.A.	5,276.9

Other North & Central America	25.1

North & Central America	5,530.4

Source: F.O. Licht

American Appraisal Associates	Page 12

Ethanol production and use has spread to every corner of the globe. As concerns over petroleum supplies and global warming continue to grow, more nations are looking to ethanol and renewable fuels as a way to counter oil dependency and environmental impacts. World production reached an all-time high of nearly 13.5 billion gallons in 2006.

While the U.S. became the world’s largest producer of fuel ethanol in 2006, Brazil remains a close second, and China, India and other nations are rapidly expanding their own domestic ethanol industries.

Increased production and use of ethanol has also led to a growing international trade for the renewable fuel. While the vast majority of ethanol is consumed in the country in which it is produced, some nations are finding it more profitable to export ethanol to countries like the U.S. and Japan.

Volumetric Ethanol Excise Tax Credit - According to the Renewable Fuels Association’s article, Federal Regulations: VEETC, “on October 22, 2004, President Bush signed into law H.R. 4520, the American Jobs Creation Act of 2004 (JOBS Bill), which created the Volumetric Ethanol Excise Tax Credit (VEETC).”

According to the article, VEETC does, among other things, the following:

•	Streamlines the excise tax collection process when ethanol is blended with transportation fuels;

•	Creates a simplified system of excise tax collection complemented by a regimented petroleum, renewable fuel, and terminal delivery system;

•

Eliminates the restrictive blend levels (5.7%, 7.7% and 10%) dictated by the tax code to reflect obsolete Clean Air Act requirements, providing significant flexibility to oil companies to blend as much or as little ethanol to meet their octane or volume needs;

•

Streamlines the tax refund system for below the rack blenders to allow a tax refund of 51 cents per gallon on each gallon of ethanol blended with gasoline to be paid within 20 days of blending gasoline with ethanol;

American Appraisal Associates	Page 13

•	Provides new market opportunities for ethanol, biodiesel, and E-85 in off-road and other non-taxable markets, and [ethyl tertiary butyl ether] ETBE.

Biodiesel - Information describing the biodiesel industry is presented in the following sections.

Biodiesel Industry Conditions - The following is from the U.S. Department of Energy, Biomass Energy Data Book, Edition 1, published September 2006.

Biodiesel is a clean burning alternative fuel produced from domestic, renewable resources. The fuel is a mixture of fatty acid alkyl esters made from vegetable oils, animal fats or recycled greases. Where available, biodiesel can be used in compression-ignition (diesel) engines in its pure form with little or no modifications. Biodiesel is simple to use, biodegradable, nontoxic, and essentially free of sulfur and aromatics. It is usually used as a petroleum diesel additive to reduce levels of particulates, carbon monoxide, hydrocarbons and air toxics from diesel-powered vehicles. When used as an additive, the resulting diesel fuel may be called B5, B10 or B20, representing the percentage of the biodiesel that is blended with petroleum diesel.

In the United States, most biodiesel is made from soybean oil or recycled cooking oils. Animal fats, other vegetable oils, and other recycled oils can also be used to produce biodiesel, depending on their costs and availability. In the future, blends of all kinds of fats and oils may be used to produce biodiesel. Biodiesel is made through a chemical process called transesterification whereby the glycerin is separated from the fat or vegetable oil. The process leaves behind two products — methyl esters (the chemical name for biodiesel) and glycerin (a valuable byproduct usually sold to be used in soaps and other products).

Fuel-grade biodiesel must be produced to strict industry specifications (ASTM D6751) in order to insure proper performance. Biodiesel is the only alternative fuel to have fully completed the health effects testing requirements of the 1990 Clean Air Act Amendments. Biodiesel that meets ASTM D6751 and is legally registered with the Environmental Protection Agency is a legal motor fuel for sale and distribution. Raw vegetable oil cannot meet biodiesel fuel specifications; therefore, it is not registered with the EPA and it is not a legal motor fuel. . . .

. . . Europe, in general, and particularly the EU countries of Germany, France and Italy were the dominant producers of biodiesel worldwide.

American Appraisal Associates	Page 14

The Process of Producing Biodiesel - The following is from the U.S. Department of Energy, Biomass Energy Data Book, Edition 1, published September 2006.

The production processes for biodiesel are well known. There are three basic routes to biodiesel production from oils and fats:

1.	Base catalyzed transesterification of the oil.

2.	Direct acid catalyzed transesterification of the oil.

3.	Conversion of the oil to its fatty acids and then to biodiesel.

Most of the biodiesel produced today uses the base catalyzed reaction for several reasons:

•	It is low temperature and pressure.

•	It yields high conversion (98%) with minimal side reactions and reaction time.

•	It is a direct conversion to biodiesel with no intermediate compounds.

•	No exotic materials of construction are needed.

. . . One hundred pounds of fat or oil (such as soybean oil) are reacted with 10 pounds of a short chain alcohol in the presence of a catalyst to produce 10 pounds of glycerin and 100 pounds of biodiesel. The short chain alcohol, signified by ROH (usually methanol, but sometimes ethanol) is charged in excess to assist in quick conversion. The catalyst is usually sodium or potassium hydroxide that has already been mixed with the methanol. R’, R’’, and R’’’ indicate the fatty acid chains associated with the oil or fat which are largely palmitic, stearic, oleic, and linoleic acids for naturally occurring oils and fats.

American Appraisal Associates	Page 15

According to the Executive Summary on NexGen Biofuels, Inc., the biodiesel process is as follows:

Biodiesel Process:

American Appraisal Associates	Page 16

The following table from the National Biodiesel Board provides active biodiesel production facilities in 2005.

Active Biodiesel Production Facilities, 2005

Company	City	State

Bean Commercial Grease	Belgrade	ME
Soymor	Glenville	MN
Channel Chemical Corporation	Gulfport	MS
SeQuential Biofuels	Salem	OR
American Bio-Fuels LLC	Bakersfield	CA
Bio-Energy Systems, LLC	Vallejo	CA
Imperial Western Products	Coachella	CA
Procter and Gamble	Sacramento	CA
Bio Energy of Colorado	Denver	CO
Rocky Mountain Biodiesel Industries	Berthoud	CO
Purada Processing, LLC	Lakeland	FL
Peach State Labs	Rome	GA
US Biofuels Inc.	Rome	GA
Pacific Biodiesel	Kahului	HI
Pacific Biodiesel	Honolulu	HI
Ag Processing, Inc	Sergeant Bluff	IA
Mid-States Biodiesel	Nevada	IA
Soy Solutions	Milford	IA
West Central	Ralston	IA
Stepan Company	Millsdale	IL
Griffin Industries	Butler	KY
FUMPA BioFuels	Redwood Falls	MN
Minnesota Soybean Processors	Brewster	MN
Missouri Better Bean	Bunceton	MO
Biodiesel of Mississippi, Inc.	Nettleton	MS
Earth Biofuels	Meridan	MS
Earthship Biodiesel, LLC	Taos	NM
Biodiesel Industries	Las Vegas	NV
Biodiesel of Las Vegas	Las Vegas	NV
Environmental Alternatives	Brooklyn	NY
American Ag Fuels, LLC	Defiance	OH
Peter Cremer (TRI-NI)	Cincinnati	OH
Green Country Biodiesel, Inc	Claremore	OK
Blue Sky Biodiesel	Wartburg	TN
Biodiesel Industries of Greater Dallas-Fort Worth	Denton	TX
Corsicana Technologies, Inc.	Corsicana	TX
Huish Detergents	Pasadena	TX
Johann Haltermann, LTD	Houston	TX
SMS Envirofuels	Poteet	TX
South Texas Blending	Laredo	TX
Sun Cotton Biofuels	Roaring Springs	TX
Texoga Technologies	Oak Ridge	TX
Virginia Biodiesel Refinery	New Kent	VA
Seattle Biodiesel, LLC	Seattle	WA
Renewable Alternatives	Howard	WI

Source:
National Biodiesel Board, http://www.biodiesel.org/resources/fueIfactsheets/default.shtm, Under Production, “Existing Plants - Production Map & Table.”

American Appraisal Associates	Page 17

The following table, which continues on the next four pages, indicates the biodiesel plants that are under construction or in an expansion phase as of January 31, 2007, as provided by the National Biodiesel Board.

State	Company	City	Annual Production Capacity	Primary Feedstock	Target Completion Date
AL

	Independence Renewable Energy Corp	Perdue Hill	40,000,000	Multi Feedstock	March 2007
AR

	Ag Bio Energy	McGehee		Soybean Oil	March 2007
	Delta American Fuel, LLC	Helena	40,000,000	Multi Feedstock	June 2007

AZ

	Optimum Biofuels, LLC	Coolidge	2,000,000	Soybean Oil	March 2007
CA
	Bay Biodiesel, LLC	Martinez	2,500,000	Soybean Oil	February 2007

E	Biodiesel Industries of Port Hueneme	Port Hueneme	12,000,000	Multi Feedstock	May 2007
	LC Biofuels	Richmond	365,000	Multi Feedstock	September 2007
	Noil Energy Group	Commerce	5,000,000	Multi Feedstock	May 2007
	Silicon Valley Biodiesel, Inc.	Sanger	7,000,000	Multi Feedstock	April 2007

American Appraisal Associates	Page 18

State	Company	City	Annual Production Capacity	Primary Feedstock	Target Completion Date
CO
	Great White Bottling, Inc.	Denver	4,000,000	Soybean Oil	February 2007

E	Rocky Mountain Biodiesel Industries, LLC	Berthoud	7,000,000	Multi Feedstock	December 2007

CT

	BioDiesel One Ltd	Southington	4,000,000	Recycled Cooking Oil	March 2007

FL
	Xenerga, Inc.	Kissimmee	5,000,000	Recycled Cooking Oil	April 2007

GA
	Eco Solutions, LLC	Chatsworth	25,000,000	Multi Feedstock	May 2007

IA
	Central Iowa Energy, LLC	Newton	30,000,000	Multi Feedstock	April 2007
	East Fork Biodiesel, LLC	Algona	60,000,000	Multi Feedstock	October 2007
	Freedom Fuels, LLC	Mason City	30,000,000	Soybean Oil	March 2007
	Iowa Renewable Energy, LLC	Washington	30,000,000	Multi Feedstock	July 2007
	Western Dubuque Biodiesel	Farley	30,000,000	Soybean Oil	June 2007

ID
	Premier Fuel Company, Inc.	Rupert		Multi Feedstock	February 2007

IL
	Heartland Biodiesel, Inc.	Marion	5,000,000	Soybean Oil	February 2007
	Midwest Biodiesel Products, Inc.	South Roxanna	30,000,000	Soybean Oil	March 2007

IN
	e-biofuels, LLC	Middletown	25,000,000	Soybean Oil	May 2007
	Louis Dreyfus Agricultural Industries, LLC	Claypool	80,000,000	Soybean Oil	October 2007
	SNEBio, LLC	Newburgh	15,000,000	Soybean Oil	February 2007

KY
	Owensboro Grain	Owensboro	50,000,000	Soybean Oil	June 2007

Ml
	Adrian Biofuels	Adrian	20,000,000	Multi Feedstock	June 2007
	Biodiesel Industries of Detroit	Detroit		Multi Feedstock	September 2007

MO
	AGP	St. Joseph	30,000,000	Soybean Oil	September 2007
	Global Fuels, LLC	Dexter	3,000,000	Multi Feedstock	February 2007
	Great River Soy Processing Cooperative	Lilbourn	5,000,000	Soybean Oil	April 2007
	High Hill Biodiesel, Inc.	High Hill	5,000,000	Multi Feedstock	June 2007
	Natural Biodiesel Plant, LLC	Hayti	5,000,000	Multi Feedstock	March 2007
	Prairie Pride	Deerfield	30,000,000	Soybean Oil	December 2007

MS
	Delta Biofuels, Inc.	Natchez	72,000,000	Multi Feedstock	March 2007
	North Mississippi Biodiesel	New Albany	7,000,000	Soybean Oil	March 2007

NC

Note: Annual Production Capacity only refers to the reported maximum production capability of the facility once it gets built.

American Appraisal Associates	Page 19

			Annual		Target
			Production	Primary	Completion
State	Company	City	Capacity	Feedstock	Date
	American Distillation, Inc.	Leland	5,000,000	Soybean Oil	April 2007
	Evans Environmental Energies, Inc.	Wilson	6,000,000		February 2007
	Filter Specialty Bioenergy LLC	Autryville	1,600,000	Multi Feedstock	June 2007
	North Carolina BioFuels, LLC	Seaboard	1,000,000	Soybean Oil	March 2007
	Triangle Biofuels Industries, Inc.	Wilson	5,000,000	Multi Feedstock	June 2007

ND

	ADM	Velva	85,000,000	Canola Oil	April 2007
	All American Biodiesel	York	2,000,000	Soybean Oil	April 2007

NE

	Beatrice Biodiesel, LLC	Beatrice	50,000,000	Soybean Oil	September 2007
	Horizon Biofuels, Inc.	Fremont	5,000,000	Multi Feedstock	August 2007
	Northeast Biodiesel	Scribner		Soybean Oil	April 2007

NJ

	Bio Energy of America	Edison	100,000,000	Soybean Oil	April 2007
	Fuel Bio One, LLC	Elizabeth	50,000,000	Multi Feedstock	March 2007

NV

E	Biodiesel of Las Vegas	Las Vegas	55,000,000	Multi Feedstock	November 2007

NY

	NextGen Fuel, Inc	Fulton	5,000,000	Soybean Oil	February 2007

OH

	Agrifuels, LLC	Bremen	4,000,000	Soybean Oil	March 2007
E	American Ag Fuels, LLC	Defiance	5,500,000	Multi Feedstock	May 2007
	Center Alternative Energy Company	Cleveland	5,000,000	Soybean Oil	March 2007
	Jatrodiesel Inc.	Miamisburg	5,000,000	Multi Feedstock	March 2007

OK

	Best Energy Solutions, LLC	Tulsa	1,000,000	Soybean Oil	March 2007
	High Plains Bioenergy	Guymon	30,000,000	Multi Feedstock	September 2007

OR

	Green Fuels of Oregon, Inc.	Klamath Falls			March 2007
E	SeQuential-Pacific Biodiesel, LLC	Salem	4,000,000	Multi Feedstock	November 2007
PA

	Biodiesel of Pennsylvania, Inc.	White Deer	1,500,000	Soybean Oil	March 2007
	Choice FuelCorp Inc.	South Williamsport	2,000,000	Multi Feedstock	May 2007
E	Keystone BioFuels, Inc.	Shiremanstown		Soybean Oil	May 2007
	Lake Erie Biofuels	Erie	45,000,000	Soybean Oil	August 2007
	Middletown Biofuels, LLC	Middletown	2,000,000	Soybean Oil	March 2007
	PA Biofuels, LLC	Pittsburgh	5,000,000	Multi Feedstock	June 2007
	Soy Energy, Inc.	New Oxford	1,500,000	Soybean Oil	February 2007

Rl

	Mason Biodiesel, LLC	Westerly	2,500,000	Soybean Oil	March 2007

Note: Annual Production Capacity only refers to the reported maximum production capability of the facility once it gets built.

American Appraisal Associates	Page 20

State	Company	City	Annual Production Capacity	Primary Feedstock	Target Completion Date
SC

	Farmers & Truckers Biodiesel, LLC	Warrenville	5,000,000	Soybean Oil	May 2007

TN

	Freedom Biofuels, Inc.	Madison	12,000,000	Soybean Oil	February 2007

TX

	Ag Fuels Ltd	Sealy	3,600,000	Multi Feedstock	June 2007
	AgriMax Fuels, LLC	Channelview	3,000,000	Soybean Oil	February 2007
E	Biodiesel Industries of Greater Dallas-Fort Worth	Denton	7,000,000	Multi Feedstock	December 2007
	Bio-Renewable Technologies, LLC	Converse	1,000,000	Multi Feedstock	June 2007
	BioSelect Fuels (GBBLP)	Galveston	21,000,000	Multi Feedstock	March 2007
	Direct Fuels	Euless	10,000,000	Multi Feedstock	July 2007
	ECO Friendly Products, Inc.	Channelview		Multi Feedstock	March 2007
	Fuel & Lube, LLC	Richmond	5,000,000	Multi Feedstock	February 2007
	Green Diesel, LLC	Houston		Soybean Oil	March 2007
	Green Earth Fuels, LLC	Houston	43,000,000	Multi Feedstock	July 2007
	Momentum Biofuels. Inc.	League City	20,000,000	Soybean Oil	March 2007
E	SAFE Fuels, Inc.	Conroe	12,000,000	Multi Feedstock	March 2007

WA

	Imperium Grays Harbor	Grays Harbor	100,000,000	Multi Feedstock	July 2007
	Olympic Biofuels	Poulsbo	500,000	Multi Feedstock	February 2007

Wl

	Badger Biodiesel Inc.	Clyman	5,000,000	Multi Feedstock	April 2007
	North Prairie Productions LLC	Evansville	45,000,000	Soybean Oil	December 2007
	Sanimax Energy	Deforest	20,000,000	Multi Feedstock	March 2007

American Appraisal Associates	Page 21

The following map indicates the locations of biodiesel plants under construction or expansion as of January 31, 2007, as provided by the National Biodiesel Board.

Biodiesel Production Plants Under Construction or Expansion (January 31, 2007)

American Appraisal Associates	Page 22

Production of biodiesel has grown significantly from 1999 to 2005, as indicated in the following chart from the National Biodiesel Board.

Estimated U.S. Biodiesel Production, 1999-2005

Source:
National Biodiesel Board, Biodiesel Fact Sheets, Production Capacity,
          http://www.biodiesel.org/resources/fuelfactsheets/defaults.shtm

Biodiesel Excise Tax Credits - According to the Renewable Fuels Association, Federal Regulations: Biodiesel Tax Credits,

The American Jobs Creation Act of 2004 (JOBS Bill), signed into law in October of 2004, created the Volumetric Ethanol Excise Tax Credit (VEETC), which includes a tax credit for biodiesel. The Energy Policy Act of 2005 (H.R.6), extended the credit through December 31, 2008, and creates a similar tax credit for renewable diesel.

•	The volumetric excise tax credit for Agri-Biodiesel is $1.00 per gallon. Agri-Biodiesel is defined as diesel fuel made from virgin oils derived from agricultural commodities and animal fats. . . .

American Appraisal Associates	Page 23

H.R. 6 also created a new credit for small agri-biodiesel producers equal to 10 cents per gallon on the first 15 million gallons of agri-biodiesel produced at facilities with annual capacity not exceeding 60 million gallons. Historically, small ethanol producers were allowed a similar credit. The tax credit is capped at $1.5 million per year per producer and like the small ethanol producer credit can be passed through to the farmer owners of a cooperative and the credit is allowed to be offset against the alternative minimum tax (AMT). The credit sunsets December 31, 2008.

Energy Bill - The following is from the Renewable Fuels Association, Federal Regulations: Renewable Fuels Standard:

On August 8, 2005, President Bush signed the Energy Policy Act of 2005 (“H.R. 6”) into law. The comprehensive energy legislation includes a nationwide renewable fuels standard (“RFS”) that will double the use of ethanol and biodiesel by 2012.

Under the RFS, a small percentage of our nation’s fuel supply will be provided by renewable, domestic fuels including ethanol and biodiesel, providing a positive roadmap for reduced consumer fuel prices, increased energy security, and growth in rural America. The RFS is the result of several years of negotiations between the ethanol industry, oil industry, Federal government, state interests, environmentalists, agriculture and consumers over the best way to encourage a greater contribution from the renewable fuel industry to our nation’s energy needs. . . .

The RFS provisions are as follows:

•	Establishes an RFS that starts at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012.

Year	Renewable Fuels (billions of gallons)

2006	4.0

2007	4.7

2008	5.4

2009	6.1

2010	6.8

2011	7.4

•	Provides for 2.78% by volume renewable fuel use in 2006 if federal regulations have not yet been promulgated by the U.S. Environmental Protection Agency.

•	Provides that beginning in 2013, a minimum of 250 million gallons a year of cellulosic derived ethanol be included in the RFS.

American Appraisal Associates	Page 24

•

Provides refiners flexibility by creating a credit trading program that allows refiners to use renewable fuels where and when it is most efficient and cost-effective for them to do so. The credit trading program will result in lower costs to refiners and thus, consumers. RFS credits have a lifespan of 12 months. Every gallon of cellulose-derived ethanol is equal to 2.5 gallons of renewable fuel.

•

The law exempts small refineries (defined as facilities where the average daily crude oil throughput does not exceed 75,000 barrels per day) from the RFS program until January 1, 2011. Small refineries are able to opt in to the program and generate credits as do other refineries.

•

Requires annual studies on seasonal variations in renewable fuel use. Requires regulations to ensure that at least 25% of the annual renewable fuel obligation be met in each season should seasonal variations exist. California is exempted, but refiners in the state must still use the requisite amount of renewable fuels in any given year.

•	Protects consumers with a waiver provision in the event the economy or environment would be severely harmed because of the RFS.

•	The reformulated gasoline (RFG) 2.0 wt.% oxygenate standard under the Clean Air Act is eliminated 270 days after enactment. (Requirement was lifted by U.S. EPA May 8, 2006).

•	Enhances the air quality performance standards established in the RFG program.

•	Creates grant and loan guarantee programs for cellulose ethanol.

•	Creates grant and loan programs for ethanol production from sugar.

American Appraisal Associates	Page 25

The legislation does not ban MTBE nor provide liability protection or a remediation fund.

2007 State of the Union - According to a White House release titled, “Twenty In Ten: Strengthening America’s Energy Security,” regarding President George W. Bush’s 2007 State of the Union Address,

•	Under current law, fuel blenders must use 7.5 billion gallons of renewable fuels in 2012.

•

. . . The fuel standard to be set at 35 billion gallons of renewable and alternative fuels in 2017. This will displace 15 percent of projected annual gasoline use in 2017. The President’s proposal will also increase the scope of the current Renewable Fuel Standard (RFS), expanding it to an Alternative Fuel Standard (AFS).

	o	The Alternative Fuel Standard will include sources such as corn ethanol, cellulosic ethanol, biodiesel, methanol, butanol, hydrogen, and alternative fuels.

•	The increased standard will contain multiple “safety valves.”

o

The EPA Administrator and the Secretaries of Agriculture and Energy will have authority to waive or modify the standard if they deem it necessary, and the new fuel standard will include an automatic “safety valve” to protect against unforeseen increases in the prices of alternative fuels or their feedstocks.

Other Selected Market Observations - The following section presents various views on the outlook of the ethanol and biodiesel industries.

The following is adapted from a Forbes Web site article, titled “Analyst Cautions Investors on Ethanol Stocks,” dated January 12, 2007:

In a client note, Banc of America analyst wrote that ethanol stocks should benefit in the near term for two reasons. First, ethanol producer stocks should gain from a supportive political environment from which one or more pieces of comprehensive ethanol legislation will result, which will include infrastructure assistance and support for ethanol research and production. Second, ethanol producer stocks should gain from rebounding gasoline prices in the next several months.

American Appraisal Associates	Page 26

Over a longer-term horizon of the next two years, however, the analyst is less optimistic because of the vast supply of ethanol coming online starting in the second half of 2007. The developing industry oversupply, an estimated 6.7 billion gallons of ethanol capacity are now under construction leading to lower ethanol prices (a decline from the current $2.30 per gallon to $1.78 per gallon in 2008), which will put pressure on ethanol margins in 2007 and 2008.

The energy bill of 2005 set renewable fuel standards (“RFS”) that required a doubling of ethanol to be blended into gasoline by 2012, dramatically boosting ethanol demand. A Newsweek article from February 12, 2007, stated that nearly half of the gasoline in the United States now contains 10% ethanol in excess of the of the RFS mandate. The other half of the gasoline market is available for ethanol growth.

There are currently infrastructure and investment obstacles for demand to catch up with the expected near-term supply of ethanol and biodiesel. For example, a Wall Street Journal article, titled “Fill Up With Ethanol? One Obstacle is Big Oil,” dated April 2, 2007, highlights some of the challenges.

Across the Midwest, plants that make the (ethanol) fuel out of corn are multiplying at a torrid pace. Yet so far, only a tiny fraction of U.S. service stations let a driver fill up with ethanol.

Although some oil executives voice enthusiasm for alternative fuels, oil-company policies make it harder for many service stations to stock a fuel called E85, a blend of 85% ethanol and 15% gasoline.

These policies are hardly the only barrier to wider use of the ethanol fuel. Demand is limited by the small number of vehicles that can burn it -- only about 5% of those on the road in America. It can be slightly costlier to burn E85, even though it costs less per gallon, because a car doesn’t go as far on a gallon of the ethanol fuel as on gasoline. These demand restraints would limit service station owners’ enthusiasm for spending on the equipment needed to offer E85 even if the policies of the oil companies were not a factor.

But those policies add a significant extra obstacle. Oil companies lose sales every time a driver chooses E85, and they employ a variety of tactics that help keep the fuel out of stations that bear the company name. Some (contracts) require that any E85 pump be on a separate island, not under the main canopy.

American Appraisal Associates	Page 27

One consequence of the recent ethanol growth is that, as noted earlier, some 20% of the corn production is for ethanol production. Corn prices in 2006 and early 2007 rose to $4 per bushel, well above historical levels. All other things being the same, a high price of corn decreases the ethanol margin. Acres planted in corn are expected to significantly increase in 2007. The increased supply of corn is expected to decrease the price pressures on corn. To what price level corn might stabilize over the longer term is, of course, uncertain.

As indicated earlier, biodiesel production capacity is also in the process of rapidly expanding in the near term. Some observers believe this will lead to significant over supply, causing price pressures on product and by-product prices until supply and demand are in balance. The expected switching of acres from soybeans to corn by farmers is expected to increase pressure on soybean oil prices, the extent and duration of which is uncertain. All other things being the same, a high price of soybean oil decreases the biodiesel plant margins.

Economic Overview

As outlined in Revenue Ruling 59-60, a sound appraisal of a business or business interest must consider current and prospective economic conditions, in both the national economy and the industry or industries with which the corporation is allied.

United States - The major variables reviewed in order to evaluate the overall state of the national economy include, among others, the current level of and changes in the real gross domestic product (“GDP”), interest rates, and the inflation rate. An overview of the national economy for the last several years, as well as a consideration of forecasted data, is used to develop this outlook.

American Appraisal Associates	Page 28

Gross Domestic Product - GDP measures the value of all final goods and services produced in the United States. The U.S. economy has regained its strength since the considerable slowdown attributed to the events of September 11, 2001. Continued year-over-year growth is indicative of a recovering economy. Actual or estimated real GDP and annual changes in GDP from 2001 to 2010 (projected) are as follows (in 2000 chained dollars):

Year	Real GDP ($Billions)	Annual Change (%)

2001	9,891	0.8

2002	10,049	1.6

2003	10,301	2.5

2004	10,704	3.9

2005	11,049	3.2

2006*	11,407	3.2

2007*	11,664	2.3

2008*	12,038	3.2

2009*	12,447	3.4

2010*	12,883	3.5

* Estimated
Source:	“The Quarterly Economic Review,” The Value Line Investment Survey, November 24, 2006

After experiencing healthy growth of approximately 4.0% per year since 1997, the U.S. economy grew only 0.8% in 2001, due to the economic impact of September 11, 2001. Real GDP improved with increases of 1.6% in 2002, 2.5% in 2003, 3.9% in 2004, and 3.2% in 2005. For 2006, Value Line estimated a 3.2% increase. According to Value Line,

Deceleration in the economy can be seen in the sequential slowing in quarterly GDP growth in 2006. . . . Reports issued during the current period suggest that growth will not be appreciably better than the lackluster third quarter level of 1.6%. We also don’t expect much change during the first three months of 2007.

American Appraisal Associates	Page 29

Inflation and Interest Rates - The last adjustment to the federal funds rate occurred on June 29, 2006, when the Federal Reserve Board voted to raise the federal funds rate from 5.00% to 5.25%. The primary lending rate as of January 31, 2007, stands at 8.25%. Annual changes in long-term interest rates as represented by 20-year U.S. Treasury bond rates for 2001 through 2010 (projected) are as follows:

Year	Long-Term Interest Rate

(%)

2001	5.5
2002	5.4
2003	5.0
2004	5.1
2005	4.6
2006*	4.9
2007*	4.8
2008*	5.2
2009*	5.5
2010*	5.8

* Estimated
Source:	“The Quarterly Economic Review,” The Value Line Investment Survey, November 24, 2006

The following excerpt was taken from “The Quarterly Economic Review,” The Value Line Investment Survey, November 24, 2006:

Inflation has been volatile to say the least this year, with wide month-to-month swings in producer (or wholesale) and consumer prices. The catalyst for this volatility has been energy. Earlier in the year, oil prices soared, with a barrel of crude briefly nearing $80. Since then, the froth has come out of the oil market and crude has fallen about 30%, to $56 a barrel. Whether or not this drop will be sustained is open to argument. Suffice it to say, lower oil and gas prices are a boon to the economy, as they put more cash in the pockets of consumers. Our forecast that the U.S. economy will avoid a recession next year, albeit narrowly, is based in large measure on the expectation that oil prices will be comparatively stable in the months to come.

American Appraisal Associates	Page 30

The following table, from BusinessWeek, summarizes key U.S. interest rates:

	January 31, 2007 (%)	Week Ago (%)	Year Ago (%)

Money Market Funds	4.87	4.86	3.94

90-Day Treasury Bills	5.11	5.13	4.47

2-Year Treasury Notes	4.92	4.93	4.52

10-Year Treasury Notes	4.81	4.81	4.52

30-Year Treasury Bonds	4.91	4.91	4.68

30-Year Fixed Mortgage	6.30	6.12	5.90

Source: BusinessWeek, February 12, 2007

Summary - Value Line states the following in “The Quarterly Economic Review,” The Value Line Investment Survey, November 24, 2006:

The moderation in the economy is continuing as 2006 winds down. In some cases—notably housing—the deceleration in economic activity is intensifying. Otherwise, the picture is largely mixed. True, the sequential pattern in the gross domestic product is disturbing, with growth of 5.6%, 2.6%, and 1.6%, respectively, in the first, second, and third quarters of this year. Moreover, the housing slump is deepening and we’re seeing softness in manufacturing, auto production, and consumer spending. On the other hand, nonmanufacturing activity is picking up; personal income is on the rise; non-farm payrolls are increasing at a fairly good pace, on average; and the jobless rate is at a five-and-a-half year low.

Midwest - The United States Department of Labor’s Bureau of Labor Statistics article titled “Consumer Price Index Midwest Region,” dated January 2007, states the following:

The Consumer Price Index for the Midwest was virtually unchanged in January. The index was up 1.2 percent from the January 2006 level, the U.S. Department of Labor’s Bureau of Labor Statistics reported today. According to Regional Commissioner Jay A. Mousa, transportation and housing costs had the largest impact on the monthly index. Lower prices for motor fuel contributed to a decline in transportation costs while higher prices for household fuels and utilities drove the housing index upward.

Energy prices, which include prices for motor fuel and household fuels and utilities, declined 1.1 percent in January after increasing 2.6 percent in the prior month. Prices for energy were 6.4 percent lower than in January 2006. Excluding the impact of energy, the CPI for the Midwest increased 0.2 percent in January 2007 and was up 2.0 percent over the year.

American Appraisal Associates	Page 31

The transportation index decreased 1.5 percent in January. Nearly all of the downturn in transportation costs was attributable to the decline in motor fuel prices. Prices for motor fuel decreased 6.2 percent over the month and were 8.0 percent lower than one year ago. Prices for new vehicles were up 0.3 percent over the month while used cars and trucks prices declined 0.7 percent. Over the year, prices for new vehicles decreased 1.1 percent and prices for used cars and trucks were 2.6 percent lower. Overall, transportation prices have decreased 1.6 percent since January 2006.

Prices for housing rose 0.6 percent in January largely as a result of higher fuels and utilities prices. Prices for household fuels and utilities were up 3.5 percent over the month. Electricity prices advanced 8.6 percent while utility (piped) gas service prices decreased 0.9 percent. Within the shelter component of housing, rent of primary residence rose a modest 0.2 percent and owners’ equivalent rent of primary residence was little changed over the month. Prices for household furnishings and operations were down 0.2 percent in January 2007.

The Midwest Consumer Price Index for All Urban Consumers (CPI-U) stood at 193.068 in January. A typical market basket of goods and services that cost $100.00 in the 1982-84 base period cost $193.07 in January 2007. Because regional CPI data are not adjusted for seasonal price variation, consumers and businesses should be cautious in drawing conclusions about long-term retail price trends from short-term changes in the regional indexes.

Projection of Earnings

The financial forecast presents the Company’s expected financial position, results of operations, and cash flows for the forecasted period. The financial forecast is based on management’s assumptions concerning future events and circumstances. The assumptions disclosed in the financial statements are those that management believes are significant to the forecast. These assumptions are not intended to be all inclusive, but are key factors upon which the financial results of the Company depend.

The projections provided by NexGen management, which are presented in Exhibit A, utilize the following assumptions:

Revenues

Forecasted revenue for the Company consists of the sale or use of ethanol, biodiesel, distillers dried grain solubles (“DDGS”), glycerin, and corn oil.

American Appraisal Associates	Page 32

Total revenue in 2008 is projected to be approximately $309,498,000 and grow to $1,189,320,000 in 2012.

Ethanol

Ethanol production is expected to grow throughout the projection period as new ethanol plants are built and put into service. Construction of the first ethanol plant is projected to start in 2007. This plant is expected to be fully in service by mid-2008, with the remaining three plants in service by the beginning of 2009, 2010, and 2011, respectively.

Management is projecting that 50,000,000 gallons of ethanol will be produced in 2008, and production will grow to 400,000,000 gallons of ethanol in 2011 and 2012. Ethanol yield is projected at 2.7 gallons per bushel of corn.

The average revenue of ethanol is forecasted at $2.00 per gallon and is estimated to remain at this level throughout the entire projection period.

Biodiesel

Biodiesel plant construction is projected to start in 2007 with production to start in 2008.

Management is projecting that 75,000,000 gallons of biodiesel will be produced in 2008, will increase to 100,000,000 gallons in year 2009, and will remain at this level throughout the projection period. Biodiesel yield is projected at 300 gallons per metric ton.

The average revenue of biodiesel is forecasted at $2.50 per gallon and is estimated to remain at this level throughout the entire projection period.

Distillers Dried Grain Solubles

DDGS wet cake and dry production is projected to grow as the ethanol plants come into service.

Management is projecting that 143,098 metric tons of DDGS will be produced in 2008, and production will grow to 1,144,781 metric tons of DDGS in year 2011. DDGS yield is projected at 17 pounds per bushel of corn.

American Appraisal Associates	Page 33

The average revenue of DDGS is split at 60% for wet cake (at $50 per metric ton) and 40% for dry cake (at $150 per metric ton) and is estimated to remain at these levels throughout the entire projection period.

Corn Oil

Management is projecting corn oil to grow from 7,239 metric tons in 2008 to 57,912 metric tons in 2011 and 2012.

The average revenue of corn oil is $500 per metric ton and is estimated to remain at this level throughout the entire projection period. The corn oil by-product can be used by the Company in biodiesel production to reduce purchases of soybean oil.

Glycerin

Management is projecting glycerin production from the biodiesel plant to be 25,000 metric tons in 2008, increase to 33,333 metric tons in 2009, and remain at this level throughout the projection period. Glycerin yield per metric ton of soybean oil is projected at 10%.

The average revenue of glycerin is forecasted at $220 per metric ton and is estimated to remain at this level throughout the entire projection period.

American Appraisal Associates	Page 34

Expenses

Forecasted expenses for the Company are described in the following paragraphs.

Total Materials Costs

The following table provides material expense projections for the years 2008 through 2012.

Expense	Unit	2008	2009	2010	2011	2012

Net capacity at which	Percent	100%	100%	100%	100%	100%
plant will operate

Cost of corn	Per bushel	$3.50	$3.50	$3.50	$3.50	$3.50

Cost of soybean oil	Per metric ton	$506.00	$506.00	$506.00	$506.00	$506.00

Cost of natural gas	Per MMBTU*	$6.50	$6.50	$6.50	$6.50	$6.50

Estimated natural gas	MMBTU*	1,395,122	5,580,488	8,370,732	11,160,976	11,160,976
requirement

Cost of electric utility	Per KWh	$0.075	$0.075	$0.075	$0.075	$0.075

Estimated electricity	Per KWhs per	62.5	150	200	250	250
consumption	year (millions)

Cost of water	Per 1,000 gallons	$0.10	$0.10	$0.10	$0.10	$0.10

Estimated water	Gallons per	225	700	1,000	1,300	1,300
requirement	year (millions)

Cost of denaturant,	Per gallon	$0.13	$0.13	$0.13	$0.13	$0.13
enzymes, catalysts, and
chemicals

* Millions of British thermal units

Total material costs are expected to grow from $221,343,000 in 2008 to $843,612,000 in 2012.

Other Production Costs

Employees’ aggregate salaries are projected to be $4,816,000 in 2008 and $11,709,000 in 2012, reflecting the increased number of plants and 5% annual salary increases.

Insurance is projected at $0.01 per gallon of ethanol and biodiesel production.

Transportation and Selling of Ethanol

Transportation and selling of ethanol expense is estimated to be 3.0% of ethanol and biodiesel revenue. This expense is projected at $7,187,500 in 2008 and is expected to grow to $26,250,000 in 2012.

Transportation and Selling of DDGS

Transportation and selling of DDGS expense is estimated to be 3.0% of DDGS revenue. This expense is projected at $386,364 in 2008 and expected to grow to $3,090,909 in 2012.

Insurance/Hedging of Corn and Soybean Prices

Insurance and hedging of corn and soybean prices are estimated to be 2.0% of the cost of the feedstocks. This expense is projected at $3,826,296 in 2008 and expected to grow to $13,743,704 in 2012.

American Appraisal Associates	Page 35

Insurance/Hedging of Ethanol and Biodiesel Prices

Insurance and hedging of ethanol and biodiesel prices are estimated to be 2.0% of fuel revenues. This expense is projected at $5,750,000 in 2008 and expected to grow to $21,000,000 in 2012.

Spare Parts and Maintenance of the Plant

Spare parts and maintenance of the plant is estimated to be 2.0% of the total revenue. This expense is projected at $6,189,966 in 2008 and expected to grow to $23,786,397 in 2012.

Principal and Interest Expense

Debt is assumed to be initially consisting of a $300,000,000 senior debt at 9.0% and $50,000,000 subordinated debt at 15.0%.

Interest on the term loan is expected to range from $33,726,780 in 2008 and decrease to $23,512,655 in 2012.

Depreciation Expense

Depreciation expense is projected to be $33,039,722 in 2008 and increase due to capital additions to $48,315,695 in 2012.

Working Capital

Working capital was estimated at 15.0% of total revenues by American Appraisal, based on an analysis of industry guideline companies.

Capital Expenditures

Capital expenditures for the construction of the five plants for 2007 through 2010 are projected as follows:

Year	Capital Expenditures

($)
2007	426,000,000
2008	156,000,000
2009	106,500,000
2010	87,500,000

American Appraisal Associates	Page 36

As noted, the above assumptions were made by management at NexGen and were used in the valuation. As part of our review of the reasonableness of the projections, particularly in connection with the development of the discount rate used in the income approach, we considered the following information:

Price of Corn

The range of futures price of a bushel of corn was $3.63 to $4.38 per bushel, as indicated on the Chicago Board of Trade on February 20, 2007, with futures having expiration dates of March 2007 to December 2010. The futures price is above $4.00 per bushel until September 2008.

According to an article in Financial Week, titled “Corn Even More Golden,” dated January 29, 2007, the price of corn reached a ten-year high of $4.205 a bushel on January 17, 2007.

According to the report, USDA Agricultural Projections to 2016, dated February 2007, the projected price per bushel of corn is as follows:

Years	Price Per Bushel of Corn

($)

2007/2008	3.50
2008/2009	3.60
2009/2010	3.75
2010/2011	3.55
2011/2012	3.50
2012/2013	3.45
2013/2014	3.40
2014/2015	3.35
2015/2016	3.35
2016/2017	3.30

Price of Soybean Oil

The range of futures price of a pound of soybean oil was $0.303 to $0.3265 per pound, as indicated on the Chicago Board of Trade on February 23, 2007, with futures having expiration dates of March 2007 to December 2008. The prices per pound converted to metric tons range from $668 per metric ton to $719 per metric ton.

American Appraisal Associates	Page 37

According to the report, USDA Agricultural Projections to 2016, dated February 2007, the projected price per pound of soybean oil is as follows:

Year	Price Per Pound of Soybean Oil

($)

2007/2008	0.300
2008/2009	0.315
2009/2010	0.320
2010/2011	0.315
2011/2012	0.310
2012/2013	0.305
2013/2014	0.305
2014/2015	0.305
2015/2016	0.305
2016/2017	0.305

Price of Ethanol

The range of futures prices of a gallon of ethanol is from $2.14 to $1.86 per gallon on a declining basis, as indicated on the Chicago Board of Trade on February 23, 2007, with futures having expiration dates of March 2007 to January 2009.

According to the Minnesota Department of Agriculture article, “A Price Report of Ethanol and Corn Milling Products,” the average fuel ethanol price per gallon in 2006 was $2.58, with a January 2007 average of $2.22 per gallon in the Minneapolis/St. Paul area.

According to an EthanolMarket.Com, LLC, article, “Ethanol Market,” dated January 23, 2007, the average price of ethanol was $2.15 per gallon.

American Appraisal Associates	Page 38

As a general proxy for market energy prices, imported crude oil prices in nominal dollars are estimated in the Energy Information Administration (“EIA”) report, Annual Energy Outlook 2007, as follows:

	Price of Imported	Year-to-Year
Year	Light Crude Oil	Change
	($/Barrel)	(%)

2004	41.61	NA
2005	56.76	36.4
2006	71.22	25.5
2007	70.28	(1.3)
2008	68.76	(2.2)
2009	66.52	(3.3)
2010	63.87	(4.0)
2011	61.47	(3.8)
2012	59.57	(3.1)
2013	58.58	(1.7)
2014	59.14	1.0
2015	60.41	2.2
2016	61.33	1.5

Price of Biodiesel

According to a report by the U.S. Department of Energy, Energy Efficiency and Renewable Energy, titled Clean Cities Alternative Fuel Price Report, dated October 2006, the price for B20 biodiesel is $2.66 per gallon, the price for B2-B5 biodiesel is $2.75 per gallon, and the price for B99-B100 biodiesel is $3.31 per gallon.

An article in Biodiesel Magazine, titled “Biodiesel Rack Prices Temporarily Dip Below Petroleum,” November 2006, indicated that biodiesel prices were about $2.65 per gallon.

Price of Natural Gas

The futures price of a MMBTu of natural gas was determined to range from $6.95 to $7.50 per MMBTu as indicated on the New York Mercantile Exchange on March 16, 2007, with futures having expiration dates of April 2007 to September 2007.

American Appraisal Associates	Page 39

Natural gas prices as estimated by the EIA in its report titled Annual Energy Outlook 2007, is as follows:

	Henry Hub Spot	Year-to-Year
Year	Price, Nominal	Change
	($/MMBtu)	(%)

2004	5.90	NA
2005	8.60	45.8
2006	7.29	(15.2)
2007	7.62	4.5
2008	7.69	1.0
2009	7.21	(6.3)
2010	6.98	(3.1)
2011	6.59	(5.6)
2012	6.51	(1.2)
2013	6.43	(1.3)
2014	6.58	2.3
2015	6.61	0.5
2016	6.86	3.8

Valuation Introduction

All valuation methodologies applied to an appraisal of any form of property can be broadly classified into one of three approaches: cost, market, and income.

The Cost Approach

The cost approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach generally provides a meaningful indication of the value of special systems and special machinery and equipment associated with a viable business or justified by economic demand.

For asset-dependent businesses and holding companies, a restated balance sheet method can serve as a substitute. This method calculates value by summing the fair values of all assets in the holding company and deducting the appropriate liabilities to reach the level of value desired.

The Market Approach

Value is estimated using a market approach by analyzing recent sales or offerings of comparable property. To estimate the value of a business enterprise or equity by the market approach, the guideline company method and/or the guideline transaction method may be used. Using the guideline company method, an indication of value of the subject company is developed by comparing its financial condition and operating performance with those of publicly traded guideline companies in the same or similar lines of business, and having corresponding business and economic risks and environmental and political factors. The guideline transaction method can be used to estimate value, if sufficient information regarding sales of whole companies, operating in the same or a similar industry, can be compiled.

American Appraisal Associates	Page 40

The Income Approach

The term “income,” as used in the income approach, is a general term that suggests any future benefits from ownership that can be quantified in monetary terms. It does not imply that the income approach should be used only with projections of income in the accounting sense. Rather, the income approach involves two general steps. The first step is to estimate the total monetary benefits expected to accrue to an investor in the asset. Examples of such benefits include dividends payable on common stock, rental savings from a leasehold interest, or royalty savings from ownership of a patent. The second step involves discounting these monetary benefits to present value using a discount rate that considers the degree of risk or uncertainty associated with the realization of the projected monetary benefits.

Thus, in all its forms, the income approach is a valuation methodology based on discounting to present value the expected future benefits generated by an investment in the property being valued. Value is developed by capitalizing net earnings or cash flows that are attributable to a group of assets. A discounted cash flow (“DCF”) analysis is a methodology under the income approach that is often used to value income-producing real estate, entire businesses, major segments of a business, or intangible assets.

Whereas each of the described approaches may be used to develop an indication of the fair value of an equity or business enterprise, the appropriateness of the approach adopted varies with the type of business being appraised. For asset-rich companies, value relates primarily to the fair value of the underlying assets used in operations. Accordingly, the restated balance sheet method of the cost approach and the income approach generally provide the best indications of value, because emphasis is placed on both current value and future earning capacity of the assets. For other operating entities, the income and market approaches may be appropriate because the value of these firms is dependent more on their ability to generate earnings than on the value of the assets used in production.

American Appraisal Associates	Page 41

For the valuation of NexGen, all three approaches to value were considered. The DCF method of the income approach was considered to be the most relevant to the valuation of NexGen, as it has not started operations.

Valuation of Equity of NexGen

The income approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits, such as cost savings, periodic income, or sale proceeds. In the appraisal of a 100% equity interest, indications of value are developed by discounting future cash flows available to the providers of the equity to their present worth at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

In the DCF method of the income approach, annual future cash flows are estimated, then individually discounted back to present value. If the cash flow stream will continue beyond the foreseeable future, a stabilized future cash flow attributable to equity is estimated, then capitalized and discounted back to present value. The summation of the discounted annual cash flows plus the stabilized cash flow after capitalization and discounting indicates the current value of the equity.

Cash flows used in the DCF method for this appraisal are an equity cash flow stream, which is derived from equity net income. Equity net income is operating earnings before interest, taxes, depreciation, and amortization (“EBITDA”) less depreciation expense, interest expense, and income taxes. Equity net cash flow is equity net income plus depreciation expense, net of organization and start-up costs, requirements for future working capital infusions, capital expenditures, and principal payments.

Development of the earnings projections used in the equity valuation was discussed in a previous report section. While an assumption of the projections is that $150,000,000 in equity is sold, this amount was not included in the cash flow model. The resulting indicator of equity from the valuation is on a net present-value basis.

The discount rate for NexGen was based on the cost of equity as determined through a cost of capital analysis. To determine an appropriate discount rate utilizing a cost of capital analysis, short-term interest rates, the yields of long-term corporate and government bonds, and other alternative investment instruments were analyzed.

American Appraisal Associates	Page 42

More specifically, the cost of equity or the required return on equity was estimated using the capital assets pricing model (“CAPM”). The CAPM is based on the premise that an industry’s capitalization rate is equal to the riskless rate of return plus a risk premium. The risk premium is developed by analyzing the historical relationship between the return required by investors in a particular industry and the average return required by investors in the market as a whole.

Application of the CAPM to estimate the cost of equity involves the following steps:

Estimate the riskless rate (Rf), which is the rate of return required by investors in virtually risk-free income securities. The basis for measuring this rate is based on the 20-year U.S. Treasury note, which, as of the Valuation Date, approximated 4.9%.

Estimate the beta coefficient (ß), which relates a specific industry’s risk to the average market risk. The betas for the companies studied range from 0.36 to 1.93 with an average of 1.18, based on Bloomberg betas. Based on this analysis and considering the nature of the subject company and its product portfolio, a beta of 1.10 has been selected for use in the calculation.

Estimate the risk premium (Rp), which is the average return the overall market investor requires less the risk-free return. Extensive studies indicate that historically the risk premium has recently averaged about 5.5%.

Comparisons have been made between historical returns in the New York Stock Exchange (“NYSE”) stocks in general and on investments in small capitalization stocks. Extensive studies published by Ibbotson Associates in Ibbotson Associates’ SBBI Valuation Edition 2006 Yearbook indicates that returns on small capitalization stocks, those in the tenth decile of the NYSE, have historically been about 6.4% greater than the returns of long-term investments in NYSE stocks, as measured by the CAPM. This size related equity premium is generally related to higher risk from the lower diversity of sales and products, as well as lesser access to financial markets, among other factors. This small-company premium may be appropriately incorporated into the discount rate determination insofar as the company could be considered to have small capitalization characteristics. A small-company risk premium (“SCP”) of 6.4% was deemed applicable in this analysis.

American Appraisal Associates	Page 43

In addition, a specific company risk (“SCR”) was considered in the development of the cost of equity. This risk adjustment was concluded at 3.0% to reflect the risk involved in order to achieve the projected cash flows. Without a history of successful construction and plant operations and considering the uncertainties of the projection assumptions, including, among others, product prices, crop input costs, labor cost, and duration of the Biodiesel Tax Credit, the cash flows as projected have substantial risk associated with them.

Employing the above, the cost of equity (Ke), the return required by investors in a particular industry, is estimated as follows:

Ke	=	Rf	+	b(Rp)	+	SCP	+	SCR
Ke	=	4.9%	+	1.10(5.5%)	+	6.4%	+	3.0%
Ke	=	4.9%	+	6.1%	+	6.4%	+	3.0%
Ke	=	20.4%

The result of the foregoing calculations is an indication of the return required by investors, based on the guideline companies studied. Employing these data, the discount rate is calculated to be 20.4%; details of the calculations are provided in
Exhibit B.

Based on the projections, it was assumed that the first set of plants would take approximately 18 months to construct and would begin construction in 2007 with completion in 2008. This 18-month time to full operation after construction start is reasonable based on information available to us. Year 2007 data were included in the discounted cash flow model analysis to determine the correct present value calculations.

Management provided projections for fiscal years 2008 through 2012; the projections were extended through 2017 to include the effects of the ten-year term of debt that will be assumed. The following indicates how the projections were extended:

•	Revenue projections were estimated to remain flat, based on projecting production at full capacity and average product prices to remain approximately the same.

•

Cost of goods sold was estimated to remain flat for the extended projections of 2013 through 2017, except for labor costs, which were projected to increase 5% per year. Combined with the revenue projection, the “corn spread,” or margin, was held constant over the projection period.

American Appraisal Associates	Page 44

•	Operating expenses were projected to remain flat for 2013 through 2017 based on 2012 levels.

•	Depreciation expense was projected to decrease over the 2013 through 2017 time period due to the projected depreciation schedule of the plant equipment.

•	Interest expense was projected to decrease as debt incurred in building the five plants is paid down.

•

For simplicity reasons, net changes in long-term debt for 2013 through 2016 were projected by us to remain flat at $33.2 million; while in 2017, debt is projected to be paid off with a final payment of $83.8 million.

•	Capital expenditures for 2013 through 2017 were projected to remain at the 2012 level at a nominal level of $750,000.

As NexGen will be producing biodiesel, it is eligible to receive the benefit of a tax credit related to the production of biodiesel. As projected, the biodiesel tax credit of $1.00 per gallon is assumed to extend through 2010, an extension of two years from the current law. NexGen is not projected to pay income taxes until 2013 when the tax credit/carry forward runs out. Beginning in 2013, the assumption employed in the projections is that NexGen will pay income taxes at a rate of 38.0%.

Based on discussions with management, the five-year projections for 2008 through 2012 represent management’s best efforts in utilizing the assets to generate the projected debt-free net cash flow, the projections were extended through 2017 to account for a stabilization in the five operating plants. No additional revenue enhancements, cost savings, or other synergies are likely for the business. As such, the value of the equity is considered to be on a control basis.

The fair value of the NexGen equity is $58,000,000 million on a net present-value basis, as shown in Exhibit C.

Conclusion

It is our opinion that, as of February 14, 2007, the fair market value of a 100% interest in the equity of NexGen Biofuels, Inc., on a net present value basis is FIFTY-EIGHT MILLION DOLLARS ($58,000,000).

American Appraisal Associates	Page 45

The value estimates contained in this report rely on certain assumptions related to the future operations of four ethanol plants and one biodiesel plant, including timing and costs of construction, debt incurred, and actual start-up of the proposed facility, among others. These assumptions are described in detail in the section of this report regarding the projections of earnings.

No investigation has been made of the title to or any liabilities against the business interests appraised.

Respectfully submitted,
AMERICAN APPRAISAL ASSOCIATES, INC.

May 4, 2007	Peter S. Huck, P.E., ASA
063986	Director and Assistant Vice President,
Financial Valuation Group

Investigation and Report by
Peter S. Huck, P.E., ASA
Michelle L. LeFever

American Appraisal Associates	Exhibit A

EXHIBIT A
Projected Financial Statements

(9 pages)

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Plant Capacities

			2008	2009	2010	2011	2012

1	Ohio	Ethanol	-	100,000,000	100,000,000	100,000,000	100,000,000

2	Iowa	Ethanol	50,000,000	100,000,000	100,000,000	100,000,000	100,000,000

3		Bio- Diesel	75,000,000	100,000,000	100,000,000	100,000,000	100,000,000

4	Indiana	Ethanol	-	-	100,000,000	100,000,000	100,000,000

5	Wisconsin	Ethanol	-	-	-	100,000,000	100,000,000

	Total Ethanol		50,000,000	200,000,000	300,000,000	400,000,000	400,000,000

	Total Bio-Diesel		75,000,000	100,000,000	100,000,000	100,000,000	100,000,000

Project Assumptions

			2008	2009	2010	2011	2012

1	Ethanol production from corn		50,000,000	200,000,000	300,000,000	400,000,000	400,000,000

3	Ethanol yield per bushel of corn	2.7	2.7	2.7	2.7	2.7	2.7

4	Total Corn requirement	bushels	18,518,519	74,074,074	111,111,111	148,148,148	148,148,148

5	DDGS Yield	lb/bu	17	17	17	17	17

6	Annual DDGS yield	MT	143,098	572,391	858,586	1,144,781	1,144,781

7	Corn Oil Yield (from DDGS fracination)	lb/bu	0.86	0.86	0.86	0.86	0.86

8	Annual Corn oil yield	MT	7,239	28,956	43,434	57,912	57,912

9	Bio-Diesel production from Soybean oil	gal	75,000,000	100,000,000	100,000,000	100,000,000	100,000,000

10	Bio-Diesel yield per ton of Oil	gal/MT	300	300	300	300	300

11	Total oil requirement	MT	250,000	333,333	333,333	333,333	333,333

12	Glycerin Yield per ton of oil	10%	25,000	33,333	33,333	33,333	33,333

Source of the data: http://www.icminc.com/documents/performanceguarantees.pdf
ICM is a process technology providor for Fagen, Inc. who is the designer and builder for our plant. ICM gurantees 2.8 gal/bu of corn

http://www.biodiesel-intl.com/referenz_e/referenz.htm

http://www.biodiesel.org/

American Appraisal Associates	Page 1

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Sources and Uses of Funds

Sources of Funds

Preferred/Common Equity	30%	$150,000,000
Long-Term Debt	60%	$300,000,000
Subordinate debt	10%	$50,000,000

Total Sources of Funds		$500,000,000

Uses of Funds

Design Construction & Startup
Plant Construction		$425,000,000
Land & Site - Developmental Cost (Est.)		$15,000,000

Startup Costs

Inventory	$19,500,000
Working Capital	$17,400,000
Pre-Production period costs	$1,350,000
Rolling Stock	$3,000,000
Fire protection/Water supply	$3,000,000
		$44,250,000
Organizational & Financing
Equity raising Costs	$10,500,000
Organizational Costs	$3,125,000
Operating Costs	$2,125,000
		$15,750,000

Total Uses of Funds		$500,000,000

American Appraisal Associates	Page 2

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Estimated Production Costs

		2007	2008	2009	2010	2011	2012

Estimated capacity of Ethanol Production	per year		50,000,000	200,000,000	300,000,000	400,000,000	400,000,000

Estimated capacity of Bio-diesel Production	per year		75,000,000	100,000,000	100,000,000	100,000,000	100,000,000

Capacity at which plant would operate	PCT		100%	100%	100%	100%	100%

Number of days plant will be operational	Days		353	353	353	353	353

Cost of the corn	per bushel		$3.50	$3.50	$3.50	$3.50	$3.50

Cost of Soyabean oil	Per Metric Ton (MT)		$506.00	$506.00	$506.00	$506.00	$506.00

Cost of Natual Gas	Per MMBTU		$6.50	$6.50	$6.50	$6.50	$6.50

Estimated Natural gas requirement	MMBTUs		1,395,122	5,580,488	8,370,732	11,160,976	11,160,976

Electric Utility	per KWh		$0.075	$0.075	$0.075	$0.075	$0.075

Estimated Electricity consumption	per Kwhs / year		62,500,000	150,000,000	200,000,000	250,000,000	250,000,000

Water	per 1000 gal		$0.10	$0.10	$0.10	$0.10	$0.10

Estimated water requirement	gal / year		225,000,000	700,000,000	1,000,000,000	1,300,000,000	1,300,000,000

Cost of Denautrant, Enzymes, Catalysts & Chemicals	per gal		$0.13	$0.13	$0.13	$0.13	$0.13

Source of the data: US dept. of Energy http://www.eere.energy.gov/consumerinfo/factsheets/cb5.html
Source of the data: http://www.icminc.com/documents/performanceguarantees.pdf
ICM is a process technology providor for Fagen, Inc. who is the designer and builder for our plant.
ICM gurantees 34,000 BTUs of heat usage/gal; 1,025,000 BTUs/1000 Cu. ft. is a convertion rate taken from US dept. of energy site.

Year ------>>>>>	2007	2008	2009	2010	2011	2012

Cost of Materials

Cost of the feedstocks (Corn & Soybean oils)		$191,314,815	$427,925,926	$557,555,556	$687,185,185	$687,185,185

Cost of Natual gas		$9,068,293	$36,273,171	$54,409,756	$72,546,341	$72,546,341

Cost of Electic Utility		$4,687,500	$11,250,000	$15,000,000	$18,750,000	$18,750,000

Cost of Water		$22,500	$70,000	$100,000	$130,000	$130,000

Cost of Denautrant, Enzymes, Catalysts & Chemicals		$16,250,000	$39,000,000	$52,000,000	$65,000,000	$65,000,000

Total Cost of materials		$221,343,107	$514,519,097	$679,065,312	$843,611,527	$843,611,527

Employee cost: From Exhibit-4		$4,816,350	$10,114,335	$10,620,052	$11,151,054	$11,708,607

Insurance @ $0.01 per gal		$1,250,000	$3,000,000	$4,000,000	$5,000,000	$5,000,000

Total cost of Ethanol/Bio-diesel production		$227,409,457	$527,633,432	$693,685,363	$859,762,581	$860,320,134

American Appraisal Associates	Page 3

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Estimated Employee Cost

	Year ------>>>>>		2008	2009	2010	2011	2012

	Position	Annual Salary +

		Benefits (20%)

7	Chairman, CEO, CFO, CTO, President, etc. @ Avg $200K	$240,000	$1,764,000	$1,852,200	$1,944,810	$2,042,051	$2,144,153

3	General Manager @ $150K	$180,000	$567,000	$595,350	$625,118	$656,373	$689,192

3	Plant Manager @ $125K	$150,000	$472,500	$496,125	$520,931	$546,978	$574,327

3	Commodity Manager $90K	$108,000	$340,200	$357,210	$375,071	$393,824	$413,515

3	Controller $90K	$108,000	$340,200	$357,210	$375,071	$393,824	$413,515

6	Lab Manager @ $60K	$72,000	$453,600	$476,280	$500,094	$525,099	$551,354

12	Lab Technician @ $30K	$36,000	$453,600	$476,280	$500,094	$525,099	$551,354

20	Secretary/Clerical @ $25K	$36,000	$756,000	$793,800	$833,490	$875,165	$918,923

20	Shift Supervisor @ $40K	$48,000	$1,008,000	$1,058,400	$1,111,320	$1,166,886	$1,225,230

6	Maintenance Supervisor @ $40K	$48,000	$302,400	$317,520	$333,396	$350,066	$367,569

12	Maintenance Craftmen @ $30K	$36,000	$453,600	$476,280	$500,094	$525,099	$551,354

72	Plant Operators @ $30K	$36,000	$2,721,600	$2,857,680	$3,000,564	$3,150,592	$3,308,122

167	Total Cost of Employees		$4,816,350	$10,114,335	$10,620,052	$11,151,054	$11,708,607

*	Year-on-Year, management is expected to give 5% raise to all employees.

American Appraisal Associates	Page 4

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Projected Income Statement

Year	Assumptions		2007	2008	2009	2010	2011	2012

Revenue

Ethanol	$2.00	per gal		$100,000,000	$400,000,000	$600,000,000	$800,000,000	$800,000,000

Bio-Diesel	$2.50	per gal		$187,500,000	$250,000,000	$250,000,000	$250,000,000	$250,000,000

DDGS: i) Wet cake/Ton	$50	60%		$4,292,929	$17,171,717	$25,757,576	$34,343,434	$34,343,434

ii) Dry/Ton	$150	40%		$8,585,859	$34,343,434	$51,515,152	$68,686,869	$68,686,869

Glycerin	$220	per M T		$5,500,000	$7,333,333	$7,333,333	$7,333,333	$7,333,333

Corn Oil	$500	per MT		$3,619,529	$14,478,114	$21,717,172	$28,956,229	$28,956,229

Total Revenue:				$309,498,316	$723,326,599	$956,323,232	$1,189,319,865	$1,189,319,865

Expenses

Total Production costs				$227,409,457	$527,633,432	$693,685,363	$859,762,581	$860,320,134

Transporation & selling Expenses of Ethanol

(@ 3% of Ethanol Revenue)	3%			$7,187,500	$16,250,000	$21,250,000	$26,250,000	$26,250,000

Transporation & selling Expenses of DDGS

(@ 3% of DDGS Revenue)	3%			$386,364	$1,545,455	$2,318,182	$3,090,909	$3,090,909

Insurance/Heding against Corn Prices	2%			$3,826,296	$8,558,519	$11,151,111	$13,743,704	$13,743,704

(@ 2% of the Corn Price)

Insurance/Heding against Ethanol Prices	2%			$5,750,000	$13,000,000	$17,000,000	$21,000,000	$21,000,000

(@ 2% of the Ethanol Price)

Spare parts & maintenance of the plant	2%			$6,189,966	$14,466,532	$19,126,465	$23,786,397	$23,786,397

(2% of the Total Revenue)

Total Expenses:				$250,749,584	$581,453,937	$764,531,121	$947,633,591	$948,191,144

EBITDA				$58,748,733	$141,872,663	$191,792,111	$241,686,274	$241,128,722

Interest on Term Loan				$33,726,780	$31,541,115	$29,127,445	$26,460,650	$23,512,655

Depreciation				$33,039,722	$43,055,181	$48,202,760	$51,744,924	$48,315,695

Other Income from minority holdings

EBT				($8,017,769)	$67,276,367	$114,461,906	$163,480,701	$169,300,371

Tax/Carry fwd Credits from Bio-Diesel				$75,000,000	$149,434,980	$205,939,456	$143,816,790	$79,482,649

Provision for Taxes	38%			$0	$0	$0	$0	$0

						Assumed Last Year of Credit

Net income (loss)				($8,017,769)	$67,276,367	$114,461,906	$163,480,701	$169,300,371

Projected Earning Per Share (EPS)	100,000,000	shares		($0.08)	$0.67	$1.14	$1.63	$1.69
Projected Price Per Share (P/E 20)	18	PE multiples		($1.44)	$12.11	$20.60	$29.43	$30.47

American Appraisal Associates	Page 5

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Projected Balance Sheet

Year	2007	2008	2009	2010	2011	2012

Assets

Current Assets

Cash And Cash Equivalents		$78,302,067	$27,250,467	$70,193,878	$184,928,329	$405,257,017

Net Receivables		$25,438,218	$59,451,501	$78,601,910	$97,752,318	$97,752,318

Inventory		$13,972,856	$31,836,631	$41,741,248	$51,645,865	$51,645,865

Other Current Assets

Total Current Assets		$117,713,141	$118,538,600	$190,537,036	$334,326,512	$554,655,200

Property Plant and Equipment		$426,000,000	$582,000,000	$688,500,000	$776,000,000	$776,000,000

Accumulated Depreciation/Amortization		$33,039,722	$76,094,903	$124,297,663	$176,042,587	$224,358,282

Other Assets

Total Assets		$510,673,419	$624,443,697	$754,739,372	$934,283,925	$1,106,296,918

Liabilities

Current Liabilities

Accounts Payable		$18,691,188	$43,367,131	$57,015,235	$70,665,418	$70,711,244

Current portion of Long Term Debt		$21,817,967	$24,003,632	$26,417,302	$29,084,097	$32,032,092

Other Current Liabilities

Total Current Liabilities		$40,509,156	$67,370,764	$83,432,538	$99,749,515	$102,743,336

Long Term Debt		$328,182,033	$347,814,335	$347,586,330	$347,333,205	$347,052,005

Other Liabilities

Total Liabilities		$368,691,188	$415,185,099	$431,018,868	$447,082,720	$449,795,341

Stockholders’ Equity

Common Stock		$150,000,000	$150,000,000	$150,000,000	$150,000,000	$150,000,000

Retained earnings		$-	$(8,017,769)	$59,258,598	$173,720,505	$337,201,205

Net income (loss)		$(8,017,769)	$67,276,367	$114,461,906	$163,480,701	$169,300,371

Total Equity		$141,982,231	$209,258,598	$323,720,505	$487,201,205	$656,501,577

Total Liabilities & Stockholder Equity		$510,673,419	$624,443,697	$754,739,372	$934,283,925	$1,106,296,918

Note: Raw materials and finished goods inventory expected to be maintained on the shelf of the plant: Ethanol 30 days, Wet DDDGS 2 days, Dry DDGS 30 days, Corn 10 days.
(Inventory: Sales*30/365); (A/P: Total Expenses*30/365)

American Appraisal Associates	Page 6

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Projected Cash Flow Statement

Year -->>	2007	2008	2009	2010	2011	2012

Net Income		($8,017,769)	$67,276,367	$114,461,906	$163,480,701	$169,300,371

Operating Activities, Cash Flows Provided By or Used In

Depreciation		$33,039,722	$43,055,181	$48,202,760	$51,744,924	$48,315,695

Changes In Accounts Receivables		($25,438,218)	($34,013,284)	($19,150,408)	($19,150,408)	$0

Changes In Liabilities		$40,509,156	$26,861,608	$16,061,774	$16,316,977	$2,993,821

Changes In Inventories		($13,972,856)	($17,863,775)	($9,904,617)	($9,904,617)	$0

Changes In Other Operating Activities		$0	$0	$0	$0	$0

Total Cash Flow From Operating Activities		$26,120,035	$85,316,098	$149,671,416	$202,487,576	$220,609,888

Investing Activities, Cash Flows Provided By or Used In

Capital Expenditures		($426,000,000)	($156,000,000)	($106,500,000)	($87,500,000)	$0

Investments

Other Cashflows from Investing Activities

Total Cash Flows From Investing Activities		($426,000,000)	($156,000,000)	($106,500,000)	($87,500,000)	$0

Financing Activities, Cash Flows Provided By or Used In

Dividends Paid		$0	$0	$0	$0	$0

Sale of Capital Stock		$150,000,000	$0	$0	$0	$0

Net Borrowings/Repayment of Long-term Debt		$328,182,033	$19,632,302	($228,005)	($253,125)	($281,200)

Other Cash Flows from Financing Activities

Total Cash Flows From Financing Activities		$478,182,033	$19,632,302	($228,005)	($253,125)	($281,200)

Total Change In Cash and Cash Equivalents		$78,302,067	($51,051,600)	$42,943,411	$114,734,451	$220,328,688

Opening Balance		$0	$78,302,067	$27,250,467	$70,193,878	$184,928,329

Surplus/(Deficit)		$78,302,067	($51,051,600)	$42,943,411	$114,734,451	$220,328,688

Closing Balance		$78,302,067	$27,250,467	$70,193,878	$184,928,329	$405,257,017

American Appraisal Associates	Page 7

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Proposed Term Loan Amortization Schedule

Sr. Debt	2007

Term Loan	$ 300,000,000

Rate of Interest (L + 350 bp)	9.00%

Repayment frequency	Quarterly

Years of Repayment	10

Number of Instalments	120

Quarterly Instalment	$ 11,453,214

Year: 2008	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

1	$ 11,453,214	$ 6,750,001	$ 4,703,214	$ 4,703,214	$ 6,750,001	$ 295,296,800

2	$ 11,453,214	$ 6,644,179	$ 4,809,036	$ 9,512,249	$ 13,394,179	$ 290,487,776

3	$ 11,453,214	$ 6,535,975	$ 4,917,239	$ 14,429,488	$ 19,930,154	$ 285,570,528

4	$ 11,453,214	$ 6,425,337	$ 5,027,877	$ 19,457,364	$ 26,355,492	$ 280,542,656

Year: 2009	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

5	$ 11,453,214	$ 6,312,210	$ 5,141,004	$ 24,598,368	$ 32,667,702	$ 275,401,664

6	$ 11,453,214	$ 6,196,538	$ 5,256,677	$ 29,855,044	$ 38,864,240	$ 270,144,992

7	$ 11,453,214	$ 6,078,263	$ 5,374,952	$ 35,229,996	$ 44,942,504	$ 264,770,048

8	$ 11,453,214	$ 5,957,327	$ 5,495,888	$ 40,725,884	$ 50,899,832	$ 259,274,160

Year: 2010	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

9	$ 11,453,214	$ 5,833,669	$ 5,619,545	$ 46,345,428	$ 56,733,500	$ 253,654,608

10	$ 11,453,214	$ 5,707,229	$ 5,745,985	$ 52,091,412	$ 62,440,728	$ 247,908,624

11	$ 11,453,214	$ 5,577,945	$ 5,875,270	$ 57,966,680	$ 68,018,672	$ 242,033,360

12	$ 11,453,214	$ 5,445,751	$ 6,007,463	$ 63,974,144	$ 73,464,424	$ 236,025,904

Year: 2011	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

13	$ 11,453,214	$ 5,310,583	$ 6,142,631	$ 70,116,776	$ 78,775,008	$ 229,883,280

14	$ 11,453,214	$ 5,172,374	$ 6,280,840	$ 76,397,616	$ 83,947,384	$ 223,602,432

15	$ 11,453,214	$ 5,031,055	$ 6,422,159	$ 82,819,776	$ 88,978,440	$ 217,180,272

16	$ 11,453,214	$ 4,886,557	$ 6,566,658	$ 89,386,432	$ 93,865,000	$ 210,613,616

Year: 2012	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

17	$ 11,453,214	$ 4,738,807	$ 6,714,408	$ 96,100,840	$ 98,603,808	$ 203,899,216

18	$ 11,453,214	$ 4,587,733	$ 6,865,482	$ 102,966,320	$ 103,191,544	$ 197,033,728

19	$ 11,453,214	$ 4,433,259	$ 7,019,955	$ 109,986,272	$ 107,624,800	$ 190,013,776

20	$ 11,453,214	$ 4,275,310	$ 7,177,904	$ 117,164,176	$ 111,900,112	$ 182,835,872

American Appraisal Associates	Page 8

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Projected Financial Statements
Valuation as of February 14, 2007

Proposed Term Loan Amortization Schedule

Subordinate Debt	2007

Term Loan	$ 50,000,000

Rate of Interest (L + 950 bp)	15.00%

Repayment frequency	Quarterly

Years of Repayment	10

Number of Instalments	120

Quarterly Instalment	$ 2,432,973

Year: 2008	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

1	$ 2,432,973	$ 1,875,000	$ 557,973	$ 557,973	$ 1,875,000	$ 49,442,028

2	$ 2,432,973	$ 1,854,076	$ 578,897	$ 1,136,869	$ 3,729,076	$ 48,863,132

3	$ 2,432,973	$ 1,832,368	$ 600,605	$ 1,737,475	$ 5,561,444	$ 48,262,528

4	$ 2,432,973	$ 1,809,845	$ 623,128	$ 2,360,603	$ 7,371,289	$ 47,639,400

Year: 2009	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

5	$ 2,432,973	$ 1,786,478	$ 646,495	$ 3,007,098	$ 9,157,767	$ 46,992,904

6	$ 2,432,973	$ 1,762,234	$ 670,739	$ 3,677,836	$ 10,920,001	$ 46,322,164

7	$ 2,432,973	$ 1,737,081	$ 695,892	$ 4,373,728	$ 12,657,082	$ 45,626,272

8	$ 2,432,973	$ 1,710,985	$ 721,988	$ 5,095,716	$ 14,368,067	$ 44,904,284

Year: 2010	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

9	$ 2,432,973	$ 1,683,911	$ 749,062	$ 5,844,778	$ 16,051,978	$ 44,155,224

10	$ 2,432,973	$ 1,655,821	$ 777,152	$ 6,621,929	$ 17,707,800	$ 43,378,072

11	$ 2,432,973	$ 1,626,678	$ 806,295	$ 7,428,224	$ 19,334,478	$ 42,571,776

12	$ 2,432,973	$ 1,596,442	$ 836,531	$ 8,264,755	$ 20,930,920	$ 41,735,244

Year: 2011	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

13	$ 2,432,973	$ 1,565,072	$ 867,901	$ 9,132,656	$ 22,495,992	$ 40,867,344

14	$ 2,432,973	$ 1,532,526	$ 900,447	$ 10,033,103	$ 24,028,518	$ 39,966,896

15	$ 2,432,973	$ 1,498,759	$ 934,214	$ 10,967,317	$ 25,527,276	$ 39,032,680

16	$ 2,432,973	$ 1,463,726	$ 969,247	$ 11,936,564	$ 26,991,002	$ 38,063,432

Year: 2012	Payment Amount	Payment to Interest	Payment to principal	Total paid to principal	Total paid to interest	Left to pay

17	$ 2,432,973	$ 1,427,379	$ 1,005,594	$ 12,942,158	$ 28,418,380	$ 37,057,840

18	$ 2,432,973	$ 1,389,669	$ 1,043,304	$ 13,985,462	$ 29,808,048	$ 36,014,536

19	$ 2,432,973	$ 1,350,545	$ 1,082,428	$ 15,067,890	$ 31,158,594	$ 34,932,108

20	$ 2,432,973	$ 1,309,954	$ 1,123,019	$ 16,190,909	$ 32,468,548	$ 33,809,088

American Appraisal Associates	Page 9

American Appraisal Associates	Exhibit B

EXHIBIT B
Calculation of Weighted Average Cost of Capital

(2 pages)

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Calculation of Weighted Average Cost of Capital (“WACC”)
Valuation as of February 14, 2007

Guideline Company	Published Levered Beta (a)	Book Value Interest-Bearing Debt (b)	Liquidation Value Preferred Stock (b)	Stock Price per Share (b)	Common Shares Outstanding (b)	Market Value of Common Equity (c)	Total Invested Capital (“TIC”) (d)	Debt to TIC (e)	Equity to TIC (f)

		($ Millions*)	($ Millions*)	($*)	(Millions)	($ Millions*)	($ Millions*)

PACIFIC ETHANOL INC	NMF	0.0	85.1	15.85	40.3	638.7	723.7	12%	88%
AVENTINE RENEWABLE ENERGY	NA	5.0	0.0	15.59	41.8	652.2	657.2	1%	99%
VERASUN ENERGY CORP	NA	208.9	0.0	15.17	75.3	1,141.8	1,350.6	15%	85%
GREEN PLAINS RENEWABLE ENRGY	NA	0.3	0.0	22.65	6.0	136.0	136.3	0%	100%
ANDERSONS INC	0.65	191.4	0.0	39.25	17.6	692.0	883.4	22%	78%

AVERAGE	0.65	81.1	17.0			652.1	750.2	10%	90%
MEDIAN	0.65	5.0	0.0			652.2	723.7	12%	88%

*	Data is presented in millions of U.S. dollars for all guideline publicly traded companies unless noted otherwise.

BLOOMBERG BETA’S - Adjusted	Weekly		Daily
PACIFIC ETHANOL INC	0.36	*
AVENTINE RENEWABLE ENERGY	1.93		1.35
VERASUN ENERGY CORP	1.79		0.76
GREEN PLAINS RENEWABLE ENRGY	1.28		0.70
ANDERSONS INC	0.53	*

AVERAGE	1.18		0.94
	* Monthly

Note: Average Beta of Five Oil Refinery Firms is 1.14, using current V/L data.

Concluded Variables
Capital Structure for the Subject Company
Percent Debt	20%
Percent Equity	80%
Tax Rate for the Subject Company	38.0	% (g)
Levered/Relevered Beta for the Subject Company	1.10

Notes:
(a)	Five-year beta, if available, from Value Line Investment Surveys
(b)

Data are based on information from the Standard and Poor’s Compustat North America database delivered through Standard & Poor’s Research Insight product, and publicly available financial filings for the guideline publicly traded companies.

(c)	Market Value of Common Equity = Stock Price per Share x Common Shares Outstanding
(d)	Total Invested Capital (“TIC”) = Book Value Interest-Bearing Debt + Liquidation Value Preferred Stock + Market Value of Common Equity
(e)	(Book Value Interest-Bearing Debt + Liquidation Value Preferred Stock) / TIC
(f)	Market Value of Common Equity / TIC
(g)	This is the estimated effective tax rate for the subject company which reflects the combined effects of federal and state income tax payments, as provided by management.

American Appraisal Associates	Page 1

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Calculation of Weighted Average Cost of Capital (“WACC”)
Valuation as of February 14, 2007

Cost of Equity

Capital Asset Pricing Model
Risk-Free Rate of Return (c)		4.9%
Plus Equity Risk Premium
Market Risk Premium (d)	5.5%
Times Levered/Relevered Beta (e)	1.10

Adjusted Market Risk Premium		6.1%
Plus Size Premium (f)		6.4%
Plus Specific Company Risk Adjustment (g)		3.0%

Indicated Cost of Equity		20.4%

Concluded Cost of Equity		20.4%

Cost of Debt
Concluded Pretax Cost of Debt		7.0%
Income Tax Rate		38.0%

Concluded After-Tax Cost of Debt		4.3%

Selected Yields and Interest Rates (a)
Prime Rate		8.3%
5-Year Treasury Notes		4.7%
20-Year Treasury Notes		4.9%
Moody’s Aaa-Rated Corporate Bonds		5.4%
Moody’s Baa-Rated Corporate Bonds		6.3%

Selected Data for Guideline Companies (b)	Yield to Maturity	Year of Maturity	Debt Rating

PACIFIC ETHANOL INC	NA	NA	NA
AVENTINE RENEWABLE ENERGY	NA	NA	NA
VERASUN ENERGY CORP	NA	NA	NA
GREEN PLAINS RENEWABLE ENRGY	NA	NA	NA
ANDERSONS INC	NA	NA	NA

Notes:
(a)	Data is based on information from the Federal Reserve Statistical Release as of the Valuation Date.
(b)	If available, this is based on information from the Standard & Poor’s Bond Guide.
(c)	This is based on 20-year Treasury Notes.
(d)

The equity risk premium is estimated based on consideration of historical realized returns over a risk-free rate as represented by 20-year government bonds and forward-looking equity risk premium estimates. Data sources reviewed generated a range of equity risk premium indications. However, a 5.5% equity risk premium was considered to reasonably represent a consensus viewpoint of the equity risk premium.

(e)	Beta based on guideline companies data, from Value line and Bloomberg.
(f)	This is based on beta-adjusted size premia data from Ibbotson Associates’ SBBI Valuation Edition 2006 Yearbook for the 10th decile.
(g)

A specific company risk adjustment of 300 basis points was made related to the risk of achieving projections. The Company has no construction or operating history. Certain of the projections have significant unceretainies and effect on the value, including, among others, price of ethanol and biodiesel particularly relative to the cost of the inputs of corn and soybean oil, by-prodect prices, natural gas costs, number and cost of employees, plant administrative and corporate expenses, and the risk of Biodiesel Tax credit extended from its current 2008 expiration date to 2010.

American Appraisal Associates	Page 2

American Appraisal Associates	Exhibit C

EXHIBIT C
Income Approach,
Discounted Cash Flow Method

(2 pages)

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Income Approach, Discounted Cash Flow Method
Valuation of Equity as of February 14, 2007

Assumptions:
(Data is presented in $ Millions)
Discount Rate	20.4	% (g)
Subject Company Tax Rate	38.0	% (d)
Normal Working Capital as % of Revenues	15.0	% (f)
Perpetuity Growth Rate	0.0	% (h)

Concluded Equity Value ($ Millions	58.0

For the YE February 14 of the next year	2007	2008	2009	2010	2011	Projected 2012	2013	2014	2015	2016	2017	Stabilized Period

Net Revenues (a)	0.0	309.5	723.3	956.3	1,189.3	1,189.3	1,189.3	1,189.3	1,189.3	1,189.3	1,189.3	1,189.3

Cost of Goods Sold (Before Depr. & Amort.)	0.0	227.4	527.6	693.7	859.8	860.3	860.9	861.5	862.2	862.8	863.6	863.6

Gross Profit (Before Depr. & Amort.) (b)	0.0	82.1	195.7	262.6	329.6	329.0	328.4	327.8	327.2	326.5	325.8	325.8
as % of Net Revenues		26.5%	27.1%	27.5%	27.7%	27.7%	27.6%	27.6%	27.5%	27.5%	27.4%	27.4%

Total Operating Expenses	0.0	23.3	53.8	70.8	87.9	87.9	87.9	87.9	87.9	87.9	87.9	87.9

Operating EBITDA (b)	0.0	58.7	141.9	191.8	241.7	241.1	240.5	239.9	239.3	238.6	237.9	237.9
as % of Net Revenues		19.0%	19.6%	20.1%	20.3%	20.3%	20.2%	20.2%	20.1%	20.1%	20.0%	20.0%

Depreciation Expense (c)	0.0	33.0	41.0	45.2	47.9	44.8	41.8	39.0	36.5	34.1	31.8	16.0

Operating EBIT (b)	0.0	25.7	100.9	146.6	193.7	196.4	198.7	200.9	202.8	204.5	206.1	221.9
as % of Net Revenues		8.3%	13.9%	15.3%	16.3%	16.5%	16.7%	16.9%	17.1%	17.2%	17.3%	18.7%

Interest Expense (l)	6.8	33.7	31.5	29.1	26.5	23.5	19.9	16.6	13.4	10.1	4.2	0.0

Pre-Tax Net Income	-6.8	(8.0)	69.3	117.4	167.3	172.8	178.8	184.2	189.4	194.4	201.8	221.9

Estimated Income Taxes (d)	(2.6)	(3.0)	26.4	44.6	63.6	65.7	68.0	70.0	72.0	73.9	76.7	84.3
Biodiesel Tax / Carry Forward (d)	0.0	75.0	149.4	205.9	143.8	79.5	0.0	0.0	0.0	0.0	0.0	0.0

Actual Income Taxes (d)	0.0	0.0	0.0	0.0	0.0	0.0	68.0	70.0	72.0	73.9	76.7	84.3

Equity Net Income	(6.8)	(8.0)	69.3	117.4	167.3	172.8	110.9	114.2	117.4	120.5	125.1	137.6

Number of Relevant Months	12.0
Adjustment for Partial Period (e)	100.0%

Equity Net Income Adjusted for Partial Period	(6.8)

Plus Depreciation Expense (c)	0.0	33.0	41.0	45.2	47.9	44.8	41.8	39.0	36.5	34.1	31.8	16.0
Plus Net Changes in Long-term Debt (l)	350.0	(21.8)	(24.0)	(26.4)	(29.1)	(32.0)	(33.2)	(33.2)	(33.2)	(33.2)	(83.8)	0.0
Plus Sale of Capital Stock (k)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Less Capital Expenditures (c)	426.0	156.0	106.5	87.5	0.8	0.8	0.8	0.8	0.8	0.8	0.8	16.0
Less Org/Fin/Start up Costs	23.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Less Incremental Working Capital (f)	0.0	46.4	62.1	34.9	34.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Equity Capital Cash Flow	(105.9)	(199.2)	(82.2)	13.8	150.4	184.8	118.7	119.3	119.9	120.6	72.3	137.6

Discount Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50

Present Value Factor (g)	0.9115	0.7574	0.6293	0.5229	0.4345	0.3610	0.3000	0.2493	0.2071	0.1721	0.1430

Present Value of Interim Equity Capital Cash Flow	(96.5)	(150.9)	(51.8)	7.2	65.4	66.7	35.6	29.7	24.8	20.8	10.3

Valuation Summary
Stabilized Period Equity Cash Flow	137.6
Perpetuity Growth Rate (h)	0.0%
Capitalized Terminal Value (i)	676.0

Present Value of Terminal Value (j)	96.7
Plus Total Present Value of Interim Equity Cash Flow	(38.6)

Indicated Equity Value of Operating Busines	58.1

Plus/(Less) Other Adjustments	0.0

Concluded Net Equity Value	58.1

Rounded to ($ Millions)	58.0

American Appraisal Associates	Page 1

Healthcare Technologies Ltd.
Valuation of NexGen Biofuels, Inc., Common Stock
Income Approach, Discounted Cash Flow Method
Valuation of Equity as of February 14, 2007

Notes:

(a)

Revenue projections for 2008 through 2012 are based on management’s projections. Construction of the first set of plants are assumed to begin in 2007 and to enter commercial service during 2008, after an approximate 18-month construction period.

(b)

Margin projections for 2008 through 2012 are based on management’s projections. The projections were extended through 2017 in order to reflect the assumed 10-year term of the project debt. The projections were extended at no growth to reflect the existing projection assumptions, which are generally consistent with the long-term outlook and the interelated input and output prices and relative volitility of prices.

(c)	Depreciation and amortization expense for 2008 through 2012 are based on management’s calculations and the projected capital expenditures.

Management provided capital expenditures to construct the projected five plants. The projected operating expenses has an amount for spare parts and maintenance. Capital expenditures for general plant-type assets were assumed to small, 0.1% of plant and were added to the projections after year 2010. The capital expenditures in the stabilized period was based on the present value of an annual payment necessary to accumulate the funds to replace the plants at the end of their life. This stablized annual amount, as developed, was $16 million.

Stabilized period depreciation expense is based on the estimated normalized amount given the estimated capital expenditure level.

(d)	This is the estimated effective tax rate for the subject company which reflects the effects of federal and state income tax payments, as provided by management.

The Biodiesel Tax / Carry Forward is based on management’s estimate and assumes expiration at the end of 2010. The amount is exhausted by approximately the end of 2012; therefore, income taxes are assumed to be paid beginning in 2013.

(e)

The 2007 invested capital net income forecast represents the results for a full 12-month year, beginning at the valuation date. Accordingly, there is not a partial year adjustment for 2007 or any of the later years.

(f)	Normal working capital requirements were arrived at by an analysis of projected working capital requirements of the subject company.
The concluded working capital requirement of 15% is within the range of the guideline publicly traded companies utilized in the discount rate development.

Incremental working capital requirements in 2008 are calculated as follows:

	Projected Net Revenues for 2008	309.5
x	Normal Working Capital as % of Revenues	15.0%

=	Normal Working Capital at End of Fiscal Year	46.4
-	Subject Company’s Actual Working Capital	0.0

=	Incremental Working Capital Requirements in 2007	46.4

Stabilized period incremental working capital is calculated assuming the subject company achieved revenue growth consistent with the perpetuity growth rate in 2012.

(g)

The applicable discount rate is based on the weighted average cost of capital analysis in which the cost of equity was developed using guideline publicly traded companies. The discount rate incorporates a mid-year discounting convention to represent the ongoing nature of the business.

(h)

The perpetuity growth rate (“g”) for the subject company is based on an estimate of long-term inflation and the subject company’s real growth prospects. Long term growth was estimated at zero to reflect the existing projection assumptions, which are generally consistent with the cyclic nature and interelated input and output prices, and the relative volitility of prices.

(i)	This amount is the Stabilized Period Invested Capital Cash Flow times (1+g), capitalized at (Ke - g).

(j)	The terminal value is discounted to present value utilizing a mid-year discounting convention.

(k)	The assumption is that $150 million of equity is provided. As this amount is not included in the valaution model, the resulting equity indicator is on a net present value basis.

(l)

Interest expense was based on the projections through 2012, which were based on the assumed initial debt financing of $350 million and cost of debt with 10-year the cost of debt with 10-year terms. The debt repayment after five years was held constant at the latest quarterly payment with the remaining balance due in year 10. Interest expense was calculated on the resulting average debt balance for years after 2012. The interest expense of 2007 represents a partial years’s expense for the projected capital expenditures.

American Appraisal Associates	Page 2

American Appraisal Associates	Exhibit D

EXHIBIT D
Assumptions and Limiting Conditions

(2 pages)

American Appraisal Associates	Page 1

ASSUMPTIONS AND LIMITING CONDITIONS

This service was performed with the following general assumptions and limiting conditions.

To the best of our knowledge, all data, including historical financial data, if any, relied upon in reaching opinions and conclusions or set forth in this report are true and accurate. Although gathered from sources that we believe are reliable, no guarantee is made nor liability assumed for the truth or accuracy of any data, opinions, or estimates furnished by others that have been used in this analysis.

No responsibility is assumed for matters legal in nature. No investigation has been made of the title to or any liabilities against the property appraised. We have assumed that the owner’s claim is valid, the property rights are good and marketable, and there are no encumbrances that cannot be cleared through normal processes, unless otherwise stated in the report.

The value or values presented in this report are based upon the premises outlined herein.

The date of value to which the conclusions and opinions expressed apply is set forth in the report. The value opinion presented therein is based on the status of the economy and on the purchasing power of the currency stated in the report as of the date of value.

This report has been made only for the use or uses stated, and it is neither intended nor valid for any other use.

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion, the identity of any individuals signing or associated with this report or the firms with which they are connected, or any reference to the professional associations or organizations with which they are affiliated or the designations awarded by those organizations) shall be disseminated to third parties through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal.

American Appraisal Associates	Page 2

Notwithstanding the above, we understand that HCT will disclose our report to: (i) its external auditor and its tax and legal counsel and (ii) the Israeli District Court. We additionally understand that our report may be submitted within a filing to the NASDAQ or the SEC. If such filings include only a reference to American Appraisal or our valuation conclusions, HCT will provide American Appraisal the opportunity to review and approve any such references prior to filing. Lastly, HCT may utilize American Appraisal’s equity value conclusion within it shareholder proxy, subject to the same prior review and approval by American Appraisal.

Areas, dimensions, and descriptions of property, if any, used in this analysis have not been verified, unless stated to the contrary in the report. Any areas, dimensions, and descriptions of property included in the report are provided for identification purposes only, and no one should use this information in a conveyance or other legal document. Plats, if any, presented in the report are intended only as aids in visualizing the property and its environment. Although the material was prepared using the best available data, it should not be considered as a survey or scaled for size.

Unless stated to the contrary in the report, no environmental impact study has been ordered or made. Full compliance with all applicable laws and governmental regulations is assumed unless otherwise stated, defined, and considered in the report. We have also assumed responsible ownership and that all required licenses, consents, or other legislative or administrative authority from any applicable government or private entity organization either have been or can be obtained or renewed for any use that is relevant to this analysis.

The value estimate contained within the report specifically excludes the impact of substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials or of structural damage or environmental contamination resulting from earthquakes or other causes, unless stated to the contrary in the report. It is recommended that the reader of the report consult a qualified structural engineer and/or industrial hygienist for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on value.

American Appraisal Associates	Exhibit E

EXHIBIT E
Certificate of Appraiser

(1 page)

American Appraisal Associates

CERTIFICATE OF APPRAISER

I certify that, to the best of my knowledge and belief

The statements of fact contained in this report are true and correct.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the impartial and unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

American Appraisal Associates, Inc., and I personally have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

The engagement of American Appraisal Associates, Inc., and myself personally in this assignment and compensation for American Appraisal Associates, Inc., are not contingent on the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

Michelle L. LeFever has provided significant business valuation assistance.

The American Society of Appraisers has a mandatory recertification program for all of its senior members. I am in compliance with the requirements of that program.

Peter S. Huck, P.E., ASA

ANNEX G

Valuation of

Healthcare Technologies Ltd.

and its Subsidiaries

Submitted to Healthcare Technologies Ltd.

Ramat-Gan, January 2007

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

1	Executive Summary

We have been requested by Healthcare Technologies Ltd (Hereinafter: the “Company”) to estimate the value of the Company and its various subsidiaries in Israel (Hereinafter: the “Subsidiaries”) as at September 30th, 2006.

The evaluation is based on audited and unaudited financial data, on the model prepared by Mr. Amir and on the information and business estimates provided by the companies’ executives.

The valuation of the Company and its Subsidiaries was performed under conservative assumptions using the DCF method, which provided the following results:

The value as calculated according to the DCF method:

USD 000

		DCF Value

Company	Holdings	Lowest	Highest

Savyon	50%	2,034	2,121

Danyel	80%	812	859

Gamidor	100%	4,533	4,810

Total		7,378	7,790

Factors value relating to the Company’s Headquarters

NASDAQ		500	600

Tax		600	600

Headquarters Subtotal		1,100	1,200

Total Value		8,478	8,990

Thus, the Subsidiaries’ value ranges between $7.4 M - $7.8 M, while the total Company’s value is between $8.5 M - $9.0 M

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

The company, David Boas Business Consultants LTD, is furnishing this evaluation solely for the consideration of eligible investors who have the knowledge and experience in financial and business matters and the capability to conduct their own due diligence investigation in connection with the evaluation outlined herein.

The following evaluation is based on data, estimates and forecasts that appear to be reliable, and contains forward looking statements involving known and unknown risks and uncertainties that may cause the actual results of the Company, Healthcare Technologies LTD., and/or its Subsidiaries (as defined hereinafter) both jointly and each separately to be materially different from any future performance suggested herein.

The company, David Boas Business Consultants Ltd., expressively disclaims any and all liability relating to or resulting from the use of this evaluation.

David Boas, President

Date: 1.1.07

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

2	Introduction

2.1	General Background

We have been requested by Healthcare Technologies Ltd (Hereinafter: the “Company”) to estimate the value of the Company and its various subsidiaries in Israel (Hereinafter: the “Subsidiaries”) as at September 30th, 2006. For the purpose of the evaluation we received the Company’s and its Subsidiaries’ audited consolidated financial statements for 2005 as well as unaudited consolidated financial statements for September 30th, 2006..We received answers for our questions from the companies’,managers, namely Mr. Ya’acov Ofer, chief executive officer of Gamidor Diagnostics (Hereinafter: “Gamidor”), Mr. Luli Gurevitch, chief executive officer of Danyel Biotech, (Hereinafter: “Danyel”), Dr. Martin Lee, chief executive officer of Savyon Diagonistics (Hereinafter: “Savyon”), Mr. Eran Rotem, chief financial officer of the Company, and Mr. Israel Amir, the economic consultant of the Company and a member of the Board of Directors of the Company.

The evaluation below is based on the aforementioned financial data, the analysis prepared by Mr. Amir and on the information and business estimates provided by the companies’ executives.

2.2	Methods of Evaluation

The most common method of estimating the value of a going concern is the discounted cash flow (“DCF”) derived from the business over a given number of years. The cash flow capitalization of the Company and its Subsidiaries, should use different rates of capitalization adequate for long-term investment together with an additional premium reflecting the level of risk existing in each of the respective Subsidiaries.

Two additional methods are generally used for estimating the value of a going concern:

▪	the “Net Asset Value” method.

▪	the “Average Market Value” method for companies traded on a stock exchange.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Under the “Net Asset Value” method, a company’s assets and liabilities are normally estimated as at the valuation day, with the difference between their respective values being the value of the company. Using the “Net Asset Value” method does not appear to be the best alternative in the present case, mainly due to the existence of non-tangible assets such as: market share, marketing capabilities, the Subsidiaries’ exclusive distribution rights and other factors, which are not included in the Subsidiaries’ balance sheets, and which carry significant economic value. Consequently, this method is not used in estimating the Company’s and its Subsidiaries’ value.

The third valuation method is relevant due to the Company being traded on the NASDAQ exchange. Consequently, the Company’s share price as quoted daily, represents a value expected by investors, which cannot be overlooked. However, in this valuation we did not use this method due to the relatively low volume of the Company’s shares being traded each day on the NASDAQ over the last two years.

2.2.1	Method of Valuation: Discounted Cash Flow

According to this method, the Subsidiaries’ value is calculated using the net present value of the expected cash flows from their operations over a period of five years, up to and including 2010. The net present value of the residual value of each subsidiary is added and the net financial liabilities at the beginning of the period are subtracted.

Choosing a limited forcasting horizon coincides with the general conservative and cautious approach we have adopted for the valuation. We have set the DCF forercasting horizon at five years due to the technologically innovative nature of the diaganostic field the Subsidiaries operate in, which consequently renders long term forecasting of such business operations extremely difficult.

In principle, to net cash flow should be added depreciation, additional equity, credit from suppliers and from others, while investments (in new assets, in credit to customers, and/or in inventory) should be substracted. The residual value of the Subsidiaries is estimated using “The Gordon’s Formula” taking into account the respective discount and growth rates estimated for each subsidiary.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

The estimates referred to the above-mentioned factors, used in the Subsidiaries’ respective cash flows, have been forecasted following information we recevied from the Subsidiaries’ managers.

Having calculated the value of the Subsidiaries based on the DCF method, two factors of the Company are to be added to the Subsidiaries’ value in order to arrive at the total value of the Company and its Subsidiaries. These are the Company’s carry-forward losses for tax purposes and the company’s rights to be traded on NASDAQ (Hereinafter: the “Two Assets”). The Two Assets reflect additional value of the Company and should be added to the Subsidiaries’ value in order to arrive to the total value of the Company and its Subsidiaries.

In section 5.1.4 below, the Two Assets are evaluated in order to arrive to the value of the Subsidiaries, based on the DCF method.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

3	Basic Assumptions

The following details are the basic assumptions that were used in the valuation process:

	3.1	The General Environment

The Company and its Subsidiaries’ valuation could not have been made without relating to the political and economical situation in the Israeli and, to a certain extent also, the European market. The attached economic estimates assume that despite the difficulties and delays in the peace process, the Israeli market will, in the near future, return to growth. However, changes in national, political or economic circumstances may have significant ramifications to the estimated value of the Subsidiaries in a manner that can not be easily gauged. We have assumed that the economic situation in Europe will not materially change from the current business climate.

	3.2	Revenue Forecast

The business forecasts include pro-forma profit and loss, balance sheet and cash flow reports.

We analyzed the structure of revenues and expenditures for each of the Subsidiaries from the financial reports. The revenues were estimated by projecting the performance of each of the companies’ respective business units and the expenses were thoroughly analyzed. The managers estimated the rate of growth in each area of operations and we reviewed the surrounding assumptions and made changes where necessary. On this basis we built a five-year business forecast, in US dollars, for each of the Subsidiaries.

Perpetual rates of growth for the Subsidiaries have been set as follows:

▪	Danyel Biotech	4%

▪	Gamidor Diagnostics	5%

▪	Savyon Diagnostics	2%

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

3.3	Capitalization

In calculating the net present value of the Subsidiaries’ future cash flows, we chose discount rates between 13-14% per year, for the years 2007-2010. There is sufficient premium in these rates, in our opinion, to account for the level of risk in each of the companies being examined.

3.4	Expenses

Expenses were increased over the years in relation to the level of sales taking into account the fact that some expenses are fixed.

3.5	USD Interest Rate

The US dollar interest rate has been taken at 5% per annum for the purposes of calculating the interest to be paid by the Subsidiaries to banks over the years.

3.6	Depreciation

The rate of depreciation that has been selected is based on the figures calculated by each of the Subsidiaries auditors.

3.7	Credit

▪	Credit extended to customers has been calculated based on the past practice of each company.

▪	Credit from suppliers, employees, and miscellaneous institutions and creditors have been calculated based on the past practice of each company.

3.8	Investment Policy

It is the companies’ investment policy to set annual investment at levels equal to that of their respective levels of depreciation. The decreasing prices, in US dollar terms, of equipment and instruments enables the companies to maintain and even increase investment over the years.

3.9	Intercompany Balances

Intercompany balances were taken as fixed over time.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

4	The Company and its Subsidiaries and Affiliates

4.1.1	The Company

The Company operates as a holding company with three main active direct subsidiaries (and two additional indirect affiliates), which together comprise the Healthcare group of companies. Through its subsidiaries, the Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans. The Company, through its holdings in Afferix Ltd. is involved in the development of a diagnostic kit for the identification of free iron in the blood stream.

A schematic presentation of the Company and its subsidiaries and affiliates (as of December, 2006) appears below:

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

The Company and its Subsidiaries and Affiliates

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.1.2 Directors and Executive Management

The following table details the Company’s directors and executive officers:

Name	Age	Position with the Company

Daniel Kropf	58	Chairman of the Board of Directors and Director
Moshe Reuveni	50	Chief Executive Officer and Director
Eran Rotem	38	Chief Financial Officer
Yacob Ofer	57	Director
Rolando Eisen	64	Director
Samuel Penchas	66	Director
Israel Amir	64	Director
Ethan Rubinstein	64	Director
Varda Rotter	59	External Director
Elan Penn	55	External Director
Luly Gurevitch	45	Director

Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre European Juif d’Information (“CEJI”) in Brussels and, is a life-time member of the ADL National Commission in the USA. He also serves as Chairman of two, not-for-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation and serves on the board of the Evens Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. (“Rosebud”) and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company’s subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Mr. Moshe Reuveni was appointed as the Company’s Chief Executive Officer in January 2003. Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the Company’s subsidiaries: Gamidor and Danyel. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

Mr. Eran Rotem has since May 2002 served as the Company’s Chief Financial Officer (“CFO”). During April 2006, Mr. Rotem was appointed as a director of Afferix Ltd. Mr. Rotem served as a senior manager in Ernst & Young, Certified Public Accountants, from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies:

Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration Ltd. since 1991, Merhav Ltd. since August 1999, I.D.B. Holdings Ltd. since December 2000 (as an external director), and Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

Professor Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he was, amongst others, the Director General of the Hadassah medical organization. Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd. Professor Penchas also currently holds the following positions: Professor of health administration and Associate Professor of Medicine at the Hebrew University Hadassah Medical School, Foreign Associate of the USA Academy of Science-Institute of Medicine and an Advisor to the Prime Minister Republic of Srbska.

Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director of Dan Vehicle and Transportation (D.R.T) Ltd, an Israeli public company and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker Ltd., Israel Amir consulting Ltd., SCT stem cell Technologies Ltd. and Tele-Gal Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Prof. Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and as a member of the board of Agis Ltd. from 1996 to 2001. He is currently a board member of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from Basel University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv University.

Prof. Varda Rotter has since October 2001 been serving as an External Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar Ilan University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the Weizmann Institute of Science, Rehovot, in 1976. Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of Technology, she joined the Weizmann Institute’s Department of Cell Biology. She was appointed Associate Professor in 1985 and Full Professor in 1992, and is now the incumbent of the Norman and Helen Asher Professorial Chair in Cancer Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

Dr. Elan Penn was appointed as an External Director of the Company in December 2003. Since 2002, he has owned and managed a private publisher Penn Publishing Ltd.). Prior to that Dr. Penn was V.P. Finance of A.IResearch & Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V.P. Finance, Mashov Computers Ltd. (traded on the TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. In 2005, he was appointed as a director and audit committee member of Magic software Enterprises Ltd and Telkor power Supplies Ltd. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and read Economics at the Hebrew University of Jerusalem.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Mr. Luly Gurevitch was appointed to serve as a director on December 29, 2005. Luly Gurevitch, together with the Company, founded Danyel Biotech Ltd. in 1999 and he has served as Danyel’s Chief Executive Officer since then. Prior to this appointment, he was Director of Marketing and subsequently Deputy General Manager of Gamidor Ltd. Mr. Gurevich, prior to joining the Gamida For Life Group in 1991, was the Protein Purification Product Specialist in Dexmor Ltd. He started his career in the field of Marketing and Supporting Life Science products after 6 years’ experience as an R&D and Process Development technician for Sigma Israel Ltd. (formerly Bio Makor), where he was involved in protein purification, characterization and scale -up.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2 The Subsidiaries

                       4.2.1 Gamidor Diagnostics Limited (“Gamidor”)

          4.2.1.1 Business Activity

The Gamidor Group, including Gamidor Diagnostics and GamidaGen, provides diagnostic systems, accessories, disposables and services to clinical laboratories, including for example genetic, pathology and hematology laboratories, as well as near-patient testing devices to doctors’ offices and supplies for industrial laboratories. Its customers generally consist of technicians and managers of such laboratories, the quality control departments of industrial firms, the Ministry of Health, administrators in sick funds (Israeli health insurance organizations), private health care institutions and the Ministry of Defense.

          4.2.1.2 Competition

The Gamidor Group’s principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex for microbiology products; Dyn Diagnostics, Typo, Medtechnica, Dover and Teva Medical for clinical chemistry products, Pharmtop for pathology and serology products; and Tarom for genetics products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2005 the Gamidor Group accounted for an estimated 80% of the pre-natal screening market, 60% of the Israeli pathology market, 60% of the Israeli genetics market and 60% of the Israeli immunology market and a lesser portion of the Israeli market for the Group’s other products.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2.1.3 Suppliers

During 2005, sales of Dade Behring (Hereinafter: “DB”) products, the most significant of the Gamidor Group’s suppliers, accounted for 26% of its annual sales. A failure of such supplier to continue to supply products to the Company would adversely affect its business and financial results. In general, Gamidor’s agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and in other certain related areas for certain of Dade Behring’s diagnostic products. The agreement had an initial four year term ending October 31st, 2003 and has been renewed for a further term ending October 31st, 2006. The company does not expect any obstacles in renewing the agreement for another 3 years, of which there can be no assurance. The agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements. Gamidor is also the sole represantative in Israel of PerkinElmer for different genetic diagnostic products which accounted for 14% of Gamidor’s annual sales. Following new agreements signed by the Company, the Company’s management predicts that PE products sales’ share out of its annual sales will grow in the coming years.

          4.2.1.4 Customers

Sales to four sick funds in Israel, namely Clalit, Meuhedet, Maccabi & Leumit (collectively: “the Sick Funds”) and to 4 major hospitals, namely Ichilov, Sheba, Hadasa & Rambam accounted respectively for 58% and 19% of the Gamidor’s annual sales during 2005. Sales to minor sick funds, research institutes, clinical laboratories, clinics, private organizations and food companies account for an additional volume of sales but in a much smaller proportions. Gamidor has a number of written agreements with the Sick Funds covering different products. Under these agreements, Gamidor has undertaken to charge the Sick Funds a fixed price for various products over a period of one to five years, provided that they purchase certain minimum quantities of such products from Gamidor. These agreements may be terminated by the Sick Funds at any time upon 30 days’ written notice to Gamidor, although such occurences are very rare, according to information we received from Gamidor. In addition, Gamidor has agreed to supply the Sick Funds with certain laboratory instrumentation on which Gamidor’s products are used, which becomes the property of the Sick Funds at the end of a one or five year period so long as they have purchased the applicable minimum amount of products during this period.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2.1.5 SWOT Analysis

Strengths

•	A leading company with a strong brand name and highly developed expertise.

•	Controling approximately 80% of the pre-natal screening market, 60% of the Israeli pathology market, 60% of the Israeli genetics market and 60% of the Israeli immunology market

•	Represents leading manufacturers.

•	Multi million USD government project for infant genetic testing.

•	Highly qualified sales force.

Weaknesses

•	Dependancy on a limited number of sick funds for over 50% of annual revenue.

•	Dependancy on Dade Behring which supplies over 25% of sales.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

•	Mature product lines.

•	High price products.

Opportunities

•	Increasing number of suppliers.

•	Adequate preparations will enable Gamidor to expand into the Molecular biology market which is expected to replace current testing technology.

Threats

•	Supplier consolidation through M&A could lead to loss of suppliers.

•	Cut back in expenses in Healthcare.

•	Peace process and better geopolitical atmosphere could motivate suppliers establish local subsidiaries.

•	Highly competitive market.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2.2 Danyel Biotech Limited (“Danyel”)

          4.2.2.1 Business Activity

Danyel conducts the Company’s marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, where sequencing, microarray and other technologies are employed. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers and fluorometers designed to read the results of specific types of tests and electrophoresis equipment used to separate materials according to their movement in electromagnetic fields.

          4.2.2.2 Competition

Danyel Biotech’s principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Saifan (PE Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2005 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel’s other products.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2.2.3 Suppliers

During 2004 and 2005, purchases from one of Danyel’s suppliers, Amersham Biosciences (Hereinafter: “Amersham”), which was acquired by General Electric during October of 2003, accounted for 31% and 26% respectively of the Company’s annual cost of sales. A failure of such suppliers to continue to supply products to the Company or failure to renew such agreements, will adversely affect its business and financial results.

In general, Danyel’s agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham’s products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements. Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party sub-distributor which has entered into an agreement with Danyel pursuant to which the sub-distributor has agreed to honor Amersham’s obligations to Danyel under the agreement for so long as the sub-distributor continues to serve as such for Amersham.

          4.2.2.4 Customers

Danyel’s customers are universities, research institutes, research laboratories and Israeli biotechnology industries such as the Weitzman Institute, the Hebrew University and Hadassah hospital.

          4.2.2.5 SWOT Analysis

Strengths

▪	A leading company in Protein separation.

▪	Excellent relations with top tier suppliers.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Weaknesses

▪	Highly dependant on Amersham Pharmacia.

▪	Strict budgets in research institutions.

Opportunities

▪	Renewed investment in Israeli Bio Tech will raise the demand for Danyel’s products & expertise.

▪	Increased development in Genetic sequencing market, characterized by rising demand.

Threats

▪

Eldan is in the field of genetic sequencing and operates advanced technology in the field of molecular biology. Likewsie Eldan has ties with GE, which has recently acquired Amersham Pharmacia (Danyel’s primary supplier)

▪	Entrance of compnies into the protein market due to technological developments, which consequently lower levels of profitability.

▪	Loss of the major supplier (Amersham).

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2.3 Savyon Diagnostics Limited (“Savyon”)

          4.2.3.1 Business Activity: Manufacturing

The manufacturing activities of the Company are conducted by Savyon.

The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company’s sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.6 million, $3.1 million and $3.2 million in 2003, 2004 and 2005, respectively, and to the best of Savyon’s knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon’s market share relatively unchanged.

          4.2.3.2 Distributors

Savyon sells its products through networks of independent sales agents, distributors and dealers in certain countries. Sales to Savyon’s distributors in France, BMD -- Biomedical Diagnostics, and Germany, Hain Lifescience GMBH, accounted respectively for approximately 29% and 18% of annual sales in fiscal 2004 and approximately 27% and 13% in 2005, respectively. Savyon has written distribution agreements with BMD and Hain that grant these companies the exclusive right to distribute Savyon’s products in France and Germany respectively for periods of one year, subject to automatic renewals unless Savyon or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Savyon’s products.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          4.2.3.3 SWOT Analysis

Strengths

▪	Trained team of employees.

▪	Considerable improvement in sales since Dr. Lee’s arrival.

▪	Strong ties with distributers abroad.

Weaknesses

▪	Sales of current product lines of “Old products” not expected to rise in the future.

Opportunities

▪	POC line of products, such as pregnancy tests, more suitable for mass production.

▪	Acquisition of facilities to enable company’s growth.

▪	Highly qualified R&D team with strong ties with The Hebrew University of Jerusalem.

▪	Productive cooperation with J&J, one of the biggest US distributiors and joint plans for distribution of future products.

▪	Expected $0.5M grow in Savyon’s SeroMP (microplasma pneumoniae) product sales..

Threats

▪	Current product lines of “Old products” not protected by patent.

▪	Market could be dominated in the future by countries with low labor cost e.g. India, China.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

4.2.4	Afferix Limited (“Afferix”)

The Company, through Gamidor, owns approximately 26.6% of Aferrix, which is developing a novel diagnostic test for assessing labile plasma iron (LPI) and associated oxidative reaction products (LPIP) in human plasma and affected cells. LPI and LPIP have been viewed as factors associated with oxidative damage in the serum and cells in various clinical conditions. The new test, would enable physicians to avoid excessive iron supplementation by identifying patients who tend to accumulate LPI.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

5	Discounted Cash Flow Valuation

5.1	Subsidiary Valuation

	5.1.1	Gamidor Diagnostics (1984) Limited

The following are Gamidor’s profit and loss, balance sheet and cash flow reports for the years 2004-2005, an estimation for 2006 and Pro Forma reports for the years 2007-2010. These reports are based on the principles mentioned in section 4.2.1 above.

P&L Statement 2004-2005, Estimated 2006 & Pro-forma 2007-2010

Gamidor	2004	2005	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$	000$	000$

Net Sales	7,400	7,279	8,385	9,645	10,789	12,094	13,303

Cost of Goods Sold	4,545	4,427	5,153	5,927	6,630	7,432	8,176

Gross Profit	2,855	2,852	3,232	3,717	4,158	4,661	5,127

Marketing & G&A Expenses	1,862	2,373	2,818	2,944	3,074	3,219	3,370

Operating Profit	993	479	414	773	1,085	1,443	1,758

Financial Expenses	190	99	11	88	162	222	252

Profit After Financial Expenses	803	380	404	686	923	1,221	1,506

Other Income	(474)	18

Pre Tax Profit	329	398	404	686	923	1,221	1,506

Income Tax	-			199	249	317	377

Profit For the Year	329	398	404	487	674	903	1,130

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Balance Sheet 2005, Estimated 2006 & Pro-forma 2007-2010

Gamidor	2005	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$	000$

Cash	302	180	180	180	180	180

Receivables	2,126	2,271	2,560	2,806	3,098	3,357

Others	31	244	244	244	244	244

Inventory	1,686	1,960	2,221	2,447	2,701	2,927

Total Current Assets	4,145	4,655	5,204	5,677	6,224	6,708

Net Fixed Assets	996	1,674	1,674	1,674	1,674	1,674

Total Assets	5,141	6,330	6,878	7,351	7,898	8,382

Banks	938	1,426	1,196	729	70	(855)

Suppliers	1,743	1,944	2,236	2,501	2,804	3,084

Others	503	280	280	280	280	280

Total Current Liabilities	3,184	3,650	3,712	3,511	3,154	2,509

Long Term Liabilities	98	261	261	261	261	261

Total Equity	1,859	2,419	2,906	3,579	4,483	5,612

Total Liabilities	5,141	6,330	6,878	7,351	7,898	8,382

Pro-Forma Cash Flow, 2006-2010

Gamidor	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$

Net Profit		487	674	903	1,130

Depreciation		400	400	400	400

Change in Current Assets	(4,655)	(549)	(473)	(547)	(484)

Change in Current Liabilities	2,224	292	265	303	280

Change in Long Term Liabilities	261

Investment in Fixed Assets	(1,674)	(400)	(400)	(400)	(400)

Investment in Equity	2,419

Total Cash Flow	(1,425)	229	466	659	926

Accumulated Cash Flow	(1,425)	(1,196)	(729)	(70)	855

Add: Financial Expenses	7	62	118	164	189

Cash Flow Plus Financial Exp.	(1,418)	292	585	823	1,114

Residual Value	(1,425)				10,285

	(2,843)	292	585	823	11,399

Total for NPV Calculation		000$

NPV	14.0%	4,533	13.0%	4,810

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

5.1.2	Danyel Biotech Limited

The following are Danyel’s profit and loss, balance sheet and cash flow reports for the years 2005, an estimation for 2006 and Pro Forma reports for the years 2007-2010. These reports are based on the principles mentioned in section 4.2.2 above.

P&L Statement 2004-2005, Estimated 2006 & Pro-forma 2007-2010

Danyel	2004	2005	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$	000$	000$

Net Sales	5,086	5,100	5,103	5,768	6,345	6,681	6,828

Cost of Goods Sold	3,501	3,490	3,547	3,952	4,283	4,443	4,473

Gross Profit	1,585	1,610	1,556	1,817	2,062	2,238	2,355

Marketing & G&A Expenses	1,346	1,185	1,582	1,708	1,849	2,003	2,167

Operating Profit	239	425	(26)	109	213	234	188

Financial Expenses	209	20	(48)	10	17	19	14

Profit After Financial Expenses	30	405	22	99	196	215	174

Pre Tax Profit	30	405	22	99	196	215	174

Income Tax	21

Profit (Loss) For the Year	9	405	22	99	196	215	174

Balance Sheet 2005, Estimated 2006 & Pro-forma 2007-2010

Danyel	2005	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$	000$

Cash	435	164	164	164	164	164

Receivables	1,240	1,157	1,308	1,439	1,515	1,548

Others		79	89	98	103	106

Inventory	326	477	539	593	625	638

Total Current Assets	2,001	1,877	2,100	2,294	2,407	2,456

Net Fixed Assets	486	418	418	418	418	418

Total Assets	2,487	2,296	2,518	2,712	2,825	2,874

Banks	268	211	253	179	35	(107)

Suppliers	600	629	711	782	824	842

Others	300	293	293	293	293	293

Total Current Liabilities	1,168	1,133	1,257	1,254	1,152	1,028

Long Term Liabilities	19	23	23	23	23	23

Total Equity	1,300	1,140	1,239	1,435	1,650	1,823

Total Liabilities	2,487	2,296	2,518	2,712	2,825	2,874

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Pro-Forma Cash Flow, 2006-2010

Danyel	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$

Net Profit		99	196	215	174

Depreciation		100	100	100	100

Change in Current Assets	(1,877)	(223)	(193)	(113)	(49)

Change in Current Liabilities	922	82	71	41	18

Change in Long Term Liabilities	23

Investment in Fixed Assets	(418)	(100)	(100)	(100)	(100)

Investment in Equity	1,140

Total Cash Flow	(210)	(43)	74	143	142

Accumulated Cash Flow	(210)	(253)	(179)	(35)	107

Add: Financial Expenses	(33)	7	11	12	9

Cash Flow Plus Financial Exp.	(243)	(35)	84	156	152

Residual Value	(210)				2,333

	(453)	(35)	84	156	2,484

Total for NPV Calculation	000$

NPV	14.0%	1,015

	13.0%	1,074

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

          5.1.3 Savyon Diagnostics Limited

The following are Savyon’s profit and loss, balance sheet and cash flow reports for 2005, an estimation for 2006 and Pro Forma reports for the years 2007-2010. These reports are based on the principles mentioned in section 4.2.3 above.

P&L Statement 2004-2005, Estimated 2006 & Pro-forma 2007-2010

Savyon	2004	2005	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$	000$	000$

Net Sales	3,607	4,952	5,002	5,602	6,273	6,900	7,590

Cost of Goods Sold	1,806	2,553	2,630	3,001	3,424	3,835	4,294

Gross Profit	1,801	2,399	2,372	2,600	2,849	3,065	3,295

Marketing & G&A Expenses	1,500	1,523	1,919	1,957	1,996	2,036	2,077

Operating Profit	301	876	453	643	853	1,029	1,219

Financial Expenses	96	96	28	(7)	(14)	(28)	(58)

Profit After Financial Expenses	205	780	425	650	867	1,057	1,276

Other Income			(115)

Pre Tax Profit	205	780	310	650	867	1,057	1,276

Income Tax	21	21	49	189	234	275	319

Profit (Loss) For the Year	184	759	261	462	633	782	957

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

Balance Sheet 2005, Estimated 2006 & Pro-forma 2007-2010

Savyon	2005	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$	000$

Cash	217	622	622	622	622	622

Receivables	793	775	868	972	1,069	1,176

Others	311	292	327	366	403	443

Inventory	754	820	918	1,029	1,131	1,244

Total Current Assets	2,075	2,509	2,735	2,989	3,225	3,486

Net Fixed Assets	1,543	926	1,076	1,226	1,226	1,226

Total Assets	3,618	3,435	3,811	4,215	4,451	4,712

Banks	97	27	(107)	(391)	(988)	(1,741)

Suppliers	844	406	455	509	560	616

Others	787	340	340	340	340	340

Total Current Liabilities	1,728	773	688	458	(88)	(785)

Long Term Liabilities	568	454	454	454	454	454

Share Capital	885	1,597	1,597	1,597	1,597	1,597

Accumulated Profits	437	611	1,073	1,706	2,488	3,445

Total Equity	1,322	2,208	2,670	3,303	4,085	5,042

Total Liabilities	3,618	3,435	3,811	4,215	4,451	4,712

Pro-Forma Cash Flow, 2006-2010

Savyon	2006	2007	2008	2009	2010

	000$	000$	000$	000$	000$

Depreciation		150	150	150	150

Change in Current Assets	(2,509)	(226)	(253)	(236)	(260)

Change in Current Liabilities	746	49	55	51	56

Change in Long Term Liabilities	454

Investment in Fixed Assets	(926)	(300)	(300)	(150)	(150)

Investment in Equity	2,208

Total Cash Flow	(27)	134	284	597	753

Accumulated Cash Flow	(27)	107	391	988	1,741

Add: Financial Expenses	18	(5)	(9)	(18)	(37)

Cash Flow Plus Financial Exp.	(9)	130	275	579	716

Residual Value	(27)				5,967

	(36)	130	275	579	6,683

Total for NPV Calculation	000$

NPV	14.0%	4,067

	13.0%	4,242

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

5.1.4	Healthcare Technologies Limited

The value of Healthcare as a holding company is based on the Two Assets:

	1.	Carry forward Losses for Tax Purposes:

▪

The Company has, as of September 30th, 2006, operating losses for tax purposes of approximately $8M. Giving the losses a value of 6% per each $1 of losses, in our opinion, is a fair rate for the value of carryforward operational losses in a holding company. Therefore, the value of the losses in the Company is $480K.

▪

The capital losses for tax purposes accumulated in the Company as of September 30th, 2006, is approximately $2M. Giving the losses a value of between 6% per each $1, is in our opinion, a fair range for the value of carryforward capital losses in a holding company. Therefore, the value of the capital losses in the Company is $120K.

	2.	The NASDAQ Rights.

The Company’s rights to obtain a ticker symbol, free-trading stock and SEC reporting status, is valued with approximately $500K-$600K.

The value of the Subsidiaries based on the DCF method is between $7.4M to $7.8M. The total value of the Company, adding the value of the Two Assets, whose accumulated value ranges between $1.1 M to $1.2 M, is therefore between $8.5M and $9.0 M.

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

David Boas - Business Consultants LTD.

6	Tables and charts

	Healthcare and its Subsidiaries and Affiliates (as of December, 2006)	9

	Healthcare’s Directors and Executive Officers	11

	Gamidor’s P&L Statement and Balance Sheets,Estimated 2006 & Pro-forma 2007–2010, and Pro-Forma Cash Flow 2007-2010	26

	Danyel’s P&L Statement and Balance Sheets Estimated 2006 & Pro- forma 2007 – 2010, and Pro-Forma Cash Flow 2007-2010	28

	Savyon’s P&L Statement and Balance Sheets Estimated 2006 & Pro- forma 2007 – 2010, and Pro-Forma Cash Flow 2007-2010	30

Moshe Aviv Twr, 7 Jabotinsky St., Ramat-Gan 52521	E-Mail: office@davidboas.co.il
Tel: +972-3-5755646 , Fax: +972-3-5757845	Website: http://www.davidboas.co.il

ANNEX H

District Court Tel Aviv-Yafo	Bankruptcy File 1599/07

In the matter of:	Healthcare Technologies Ltd. Public Company 520036211 32 Hashacham Street, Petach Tikva Telephone: 03-9277227, Fax: 03-9277228 (hereinafter – “Healthcare”)

And in the matter of	1.	Inverness Medical Innovation Ltd. (hereinafter – “IMI” or “the Applicant”)

2.	Michael K. Bresson (hereinafter – “Bresson” or “The Applicant”)

Both represented by Epstein, Homsky, Osnat & Co. Law Office of 20 Lincoln Street (Rubinstein House) Tel Aviv 67134, Telephone: 03-5614777 Fax: 03-5614776

Objection to the Application for Approval of
the Plan of Arrangement

An application is hereby submitted on behalf of IMI and Bresson (who will be referred to hereinafter as the “Opponents”), objecting to the application for assembling a shareholders meeting for the purpose of approval of the Plan of Arrangement that was submitted by Healthcare to the Honorable Court on June 14, 2007 (hereinafter the “Application”), pursuant to the provisions of Section 11 of the Companies Regulations (Application for Compromise or Arrangement) 2002 (hereinafter the “Regulations”).

The objection is submitted against the Arrangement, the details of which were laid down in an agreement signed on January 16, 2007 between Healthcare, Nexgen Biofuels Inc (hereinafter: “Nexgen”) and its Parent company MAC Bioventures Inc. (hereinafter: “MAC”) and Gamida for Life B.V. (hereinafter: “Gamida”) (the “Arrangement”).

In view of the contents set forth below, the Honorable Court is hereby requested not to approve the assembly of the general meeting or, alternatively, to postpone the date of the general meeting until the requirements specified in Sections 272 and 275 of the Companies Law 1999 (hereinafter: the “Law”) have been met, until Healthcare has submitted an amended application, after having complied with the requirements of the Law, until the application includes all the relevant data and until all required documents have been attached to the application.

Alternatively, and in case the Honorable Court will call for the assembly of a general meeting for the purpose of approving the proposed Arrangement, the Honorable Court is requested to order the publication of this objection among the shareholders, most of whom are residing outside of Israel, in the same manner in which Healthcare will notify of the said assembly of a general meeting, or in any other manner set forth by the Court. Accordingly, the Honorable Court is requested to order a delay of the assembly of the general meeting until a reasonable date after such publication.

Summary of the Reasons for the Objection:

1.	The Opponents consider it doubtful whether the proposed "Arrangement" falls within the intended meaning of the expression in Section 350 of the Law. Nevertheless, since the Arrangement was submitted pursuant to the rules applicable to this procedure, the Opponents will ask to present to the Court their arguments concerning the "Arrangement" that was submitted.

2.	The Gamida Transaction (as defined in Healthcare's application), that is a material part of the proposed Arrangement, constitutes an Extraordinary Transaction with Interested Parties and with the Controlling Parties, as is their meaning in the Law, and as such it the approvals demanded by the Law should have been obtained, prior to the submission of the Application that is the subject of the present objection. From the limited data that Healthcare chose to include in its Application and from the documents accompanying it, it is not clear, and it is doubtful, with respect to the Gamida Transaction, whether the procedures required by Law for its approval have been taken.

3.	The proposed Arrangement benefits and serves mainly the interests of Gamida, which is the controlling shareholder of the company, in a manner that discriminates against the minority shareholders.

4.	The data presented by Healthcare in its Application, and on the basis of which Healthcare attempts to show that the proposed Arrangement benefits especially the minority shareholders, are erroneous and misleading, as set forth hereunder:

—	The value of the subsidiary companies is not clear;

—	The value of the assets in the proposed Arrangement is not up to date;

—	Although the transactions involved are carried out simultaneously as one, the value of Healthcare’s shares is not identical and the price per share at which Healthcare acquires the shares from Gamida is higher than the price per share at which Healthcare sells it shares to Nexgen.

—	The representation (in sections 20.2 and 20.4 of Healthcare’s application) according to which the value of the shares of the remaining shareholders represents an increase of 62%, which is substantially higher than the increase in the assets of Gamida, as a result of the proposed Arrangement – is not correct (to say the least). Moreover, not only is the increase in the value of the shares of the remaining shareholders of a lower rate than that presented by Healthcare, if such increase exists, it is even lower that the increase in the value of the assets of Gamida after carrying out the Arrangement.

5.	Healthcare and its office holders were obligated to discuss the IMI proposal, which is not only a transaction at market conditions from a voluntary seller to a voluntary purchaser, but it in fact also represents an objectively higher value to Healthcare's shares than the valuation that was ordered and paid for by the parties to the transaction.

6.	Healthcare abstained from considering the preferred IMI proposal, rather than the proposed Arrangement between it and Gamida, which is its controlling shareholder; the decision to prevent the examination of the proposed offer, is, in the view of the Opponents, contrary to the duty of loyalty that applies to the directors of Healthcare, and the duty of fairness that applies to Gamida as the controlling shareholder of Healthcare.

7.	Senior office holders in Healthcare preferred, unlawfully, their personal benefit (or the absence of their exposure), over the benefit of Healthcare and its shareholders.

8.	In addition to the above, the agreement (or agreements) that form the basis of the Arrangement, financial opinions that had been ordered by Healthcare and which constituted the basis of its calculations in its Application, as well as information concerning the future controlling shareholder (Nexgen) were not attached to the Application, contrary to Regulation 75 of the Civil Procedure Regulations of 1984, that sets forth that a litigant shall attach to his Statement of Claim all documents on which he relies in his application, and also contrary to Regulation 7(a)(11)of the Regulations that sets forth that an application for an arrangement shall detail all relevant information required by a shareholder to make its decision.

And these are the grounds for the Application:

A.	The Parties

9.	As detailed in part A of Healthcare's application, Healthcare is a public company limited by shares, the shares of which are traded on the NASDAQ Capital Market. Healthcare is a holding company that operates in the field of medical diagnostic systems by means of subsidiary companies (hereinafter the "Subsidiary Companies").

10.	As detailed in part B of Healthcare's application, Healthcare's issued and outstanding capital, as of the date of the submission of the application, is 7,792,832 ordinary shares, of which 4,819,761 (representing about 61.85% of the issued share capital of Healthcare) are held by Gamida, and 2,973,071 (representing about 38.15%) are held by the public (hereinafter: the "Remaining Shareholders").

11.	Gamida - the interested party the transaction with which constitutes a substantial part of the proposed Arrangement - is thus the largest shareholder in Healthcare, and is in any case, it controlling shareholder.

12.	The Opponents are shareholders of Healthcare -

—	IMI, a public company, engaging in development, manufacture and marketing of medical diagnostic systems, holds 1000 sharers of Healthcare (see Exhibit A attached hereto);

—	Bresson, who serves as the vice president of mergers and acquisitions in IMI, holds 100 shares of Healthcare (see Exhibit B attached hereto);

For the sake of fairness and full disclosure it is noted at this stage, that IMI submitted to Healthcare a competing proposal to the Gamida Transaction (and, in the opinion of IMI, also a preferable one), as detailed hereunder in sections 29-39 of this Application. The shares of the Opponents were purchased after IMI’s first submission to Healthcare.

B.	Main Points of the proposed Arrangement

13.	The details of the Arrangement, as presented in Healthcare's application, were anchored in an agreement dated January 16, 2007 between Healthcare, Nexgen, and the parent company MAC, and Gamida. It should be noted and stressed that this agreement had not been attached to the documents of Healthcare's application, although they were required by Law to be attached.

14.	The Plan of Arrangement is based on two transactions that are intertwined and conditional upon each other:

Pursuant to the first transaction (hereinafter: the “Gamida Transaction”) Healthcare shall transfer to Gamida all its assets and liabilities, including its holdings in Subsidiary Companies and excluding certain assets and liabilities specified in Healthcare’s application. As consideration, Gamida will transfer to Healthcare 4,700,000 shares in Healthcare which are held by it.

Pursuant to the second transaction (hereinafter: the “Nexgen Transaction”) Nexgen shall transfer all its assets, including its holdings in subsidiary companies (hereinafter: “Nexgen’s Assets”) to a subsidiary company. This company shall be established in the U.S. for the purposes of this transaction, and will be fully owned by Healthcare.

As consideration, Healthcare’s shares will be allotted to MAC, the parent company of Nexgen.

15.	The objection of the Opponents to the proposed Arrangement is mainly based on two principal levels: one, according to which the terms of the proposed Arrangement are not fair to Healthcare's shareholders and serve mainly the interest of the controlling shareholder, in a manner which favors it over the other shareholders and discriminates against them; and that in order to demonstrate that the proposed Arrangement does indeed favour the minority shareholders, Healthcare in its Application presents incorrect and misleading data; and the second, according to which in forming the proposed Arrangement, the office holders and controlling shareholders of Healthcare breached their duties, required by Law, towards Healthcare and its shareholders.

C.	The Approvals required pursuant to the Companies Law

16.	As has been stated, the proposed Arrangement lays before the Court two intertwined transactions that are conditional one upon the other. From the statement in Healthcare's application it is evident that the proposed Arrangement in fact contains three different and separate procedures, to each of which there is a specific reference in Law:
(1)	A transaction that requires special approvals pursuant to Chapter five of the Law (Transactions with Interested Parties);
(2)	Approval of the proposed Plan of Arrangement pursuant to Section 350 of the Law;
(3)	Approval of a distribution that does not meet the profit test pursuant to Section 303 of the Law.

Transactions with Interested Parties

17.	In section 29 of its application Healthcare states that the distribution element of the Arrangement "may be considered a transaction requiring approval pursuant to Sections 272 and 275 of the Law".

18.	The Opponents argue that there can be no doubt that the transaction described in Section 17.1 of Healthcare's application is "an Extraordinary Transaction" as defined in Section 1 of the Law:

“A transaction not in a company’s ordinary course of business, a transaction that is not undertaken in market conditions or a transaction that is likely to substantially influence the profitability of a company, its assets or liabilities;”

In the Gamida Transaction Healthcare transfers to Gamida all its assets and liabilities, including its holdings of Subsidiary Companies, excluding certain assets and liabilities detailed in the Application of Healthcare. As consideration Gamida will transfer to Healthcare 4,700,000 shares in Healthcare held by it. Can there be any doubt that the Gamida Transaction represents an “Extraordinary Transaction”, in the words of the Law?

19.	Section 270(4) of the Law sets forth that an Extraordinary Transaction of a public company with a controlling shareholder is a transaction that requires obtaining special approvals as set forth in Section 275 of the Law: (1) approval of the audit committee; (2) approval of the board of directors; (3) approval, by a special majority, of the general meeting, as stated in the Section.

20.	As has been stated, from section 29 of the Application it is evident that "the distribution element may be considered as a transaction that requires approvals pursuant to Sections 272 and 275 of the Companies Law", and as such, it requires the approval of the general meeting.

In Section 32 Healthcare states that "the shareholders' meeting assembled for the purpose of approving the Arrangement, in the event this Application is approved by the Court, will be asked to approve the Arrangement also pursuant to the provisions of Sections 272 and 275 of the Companies Law. For this purpose, a reference to the existence or absence of a personal interest in the Arrangement submitted for approval will be added to the voting papers that will be sent to the shareholders within the framework of the notice to the meeting. This reference will enable the Company to ensure that also the requirements of Section 275 of the Companies Law have been complied with..." (the emphases do not appear in the original - E.E).

21.	From the wording of section 27 of the Application, as from the Plan of Arrangement, the Plan of Arrangement attached as exhibit E to the application, it is evident that the audit committee and the board of directors "approved the distribution", stating that there is no reasonable doubt that the distribution will deny the company the capability of meeting its existing and expected obligations upon the date of their required execution, as required by Section 302(a) of the Law.

22.	For some reason it was not stated in the application that the audit committee and the board of directors approved the element of the proposed Arrangement "that may", as Healthcare avers, be considered an Extraordinary Transaction with a controlling shareholder, pursuant to Chapter Five of the Law, including wherever the abstention from participating in the debate and voting with respect to the approval of the transaction is required of directors with a personal interest in, and including with respect tothe statement that nothing in the proposed transaction with a controlling shareholder may harm the interests of the Company. The opposite is true - from the doubt expressed by Healthcare in sections 29 -32 of the application concerning "the existence or absence of a personal interest in the Arrangement brought up for approval" (section 32 of the application) and from the reference to a decision on this question expressed in the future tense it is clearly evident that the approval of the Arrangement by the audit committee and the board of directors of Healthcare was not in respect of the Gamida Transaction as an Extraordinary Transaction with an interested party.

23.	The Plan of Arrangement also states that the audit committee and the board of directors determined that the Arrangement is fair, in favour of the Company and its shareholders; but contrary to the other approvals and the recommendations of the above bodies, as noted in the Plan of Arrangement, which referred not only to the "Arrangement", but to the "agreement, the Arrangement and the transactions involved with it", so that in so far as fairness and the favor of the company and the shareholders is concerned, the bodies referred only to the Arrangement in general, and not to the transactions involved in it, especially the Gamida Transaction.

24.	Further support to the Opponents' argument is to be found in section 18 of the application, in which Healthcare lists all the conditions required for the completion of the proposed Arrangement. The approval of the transaction with Gamida, the controlling shareholder, pursuant to Sections 272 and 275 of the Law, as an Extraordinary Transaction with an interested party is, most surprisingly, not included in such list!

25.	In the absence of the approval required pursuant to Section 275 of the Law, as aforesaid, Healthcare's motion to the Court for approval of the "Arrangement" is premature. With all due respect, the Court cannot take the place of the organs of the company in giving this approval.

Approval of the proposed Arrangement pursuant to Section 350 of the Law

26.	In section 23 of Healthcare's application the latter advised that "the background to the Arrangement and the reasons underlying it will be given in detail and more extensively than in this Application, in the notice of the meeting", this being in contrast with Regulation 7(11) of the Regulations, which sets forth that an application for compromise or arrangement shall contain: "all the relevant information...of any kind whatsoever, that is required.... by a reasonable shareholder in coming to a decision as whether to agree to the compromise proposal".

27.	The Opponents argue that the proposed Arrangement doe not constitute for the Remaining Shareholders "a transaction within the ordinary course of business" of Healthcare, but rather a most substantial transaction at the termination of which they will find themselves no longer shareholders in a public company engaged in the medical diagnostic systems field, but rather shareholders in a company regarding which the only information given to them is, that it will engage in the field of "establishing installations for producing ethanol and bio-diesel in the U.S.",(see section 17.2.1 of the application), that will be transferred to it from a company called Nexgen, a company regarding which besides its name and the value of its assets (which are estimated in an expert's opinion that was not provided to the shareholders) nothing is known about it whatsoever!!

Is it possible that information relating to Nexgen, that is intended to be the controlling shareholder of the Company (91.7%), does not fall within the meaning of "significant information" required by a reasonable shareholder, in coming to a decision whether to agree to the proposed Arrangement??

Approval of a distribution that does not fulfill the test of profit pursuant to Section 303 of the Law

28.	The Opponents reserve their right to argue in future concerning Healthcare's application for carrying out a distribution that does not fulfill the profit test, this being due to the fact that in any case the approval order of the distribution will be given by this Court only after the proposed Arrangement and the proposed distribution will have been approved by the meeting of the shareholders of Healthcare.

D.	IMI's Offer and the breach of Fiduciary Duties of the Office Holders and Controlling Shareholder of Healthcare

29.	On January 25, 2007 IMI approached Healthcare with a purchase proposal for the Subsidiary Companies. IMI's proposal to Healthcare was for the purchase of all Healthcare's holdings in the Subsidiary Companies, for a consideration of US$ 8,500,000, subject to the performance of legal and business due diligence.

30.	It was clear to IMI that it had to propose a transaction constructed in such a way that it would include the purchase of the Subsidiary Companies for an amount higher than the amount Healthcare would receive in consideration for the sale of the companies to Gamida, that would improve the value of the shares of the Remaining Shareholders, and that at the same time would enable Healthcare to carry out the Nexgen Transaction as planned.

31.	IMI's last proposal to Healthcare, of May 8, 2007 (a copy of Bresson's letter of May 8, 2007 is attached hereto as Exhibit C to this Application) represented a premium of US$ 2,860,000 more than Gamida's offer (at that time, the value of Gamida's holdings in Healthcare, according to the price of the Healthcare share on NASDAQ was US$ 5,640,000). Moreover, IMI noted in this letter expressly that it would be willing to consider and improve its offer in the event that the value of the Subsidiary Companies turns out to be higher than the price specified in the proposal.

32.	IMI's proposal was rejected, without having been discussed on its merits, by the audit committee and the board of directors of Healthcare.

33.	In the response to IMI's proposal, the General Manager of Healthcare, Moshe Reuveni (hereinafter: "Reuveni") informed that Healthare could not enter into negotiations with IMI concerning the proposal, unless IMI agreed to sign an indemnity arrangement with Healthcare and its office holders, against any claim and legal expenses that may be made against any one of them (a copy of Reuveni's letter dated February 20, 2007 is attached hereto as Exhibit D to this Application).

34.	IMI's demand to receive details concerning the indemnity agreement, including the reasons for it and the amount of its exposure, received no response (a copy of Moshe Reuveni's letter of May 20, 2007 is attached as Exhibit E to this Application). Healthcare did not deign to negotiate with IMI concerning its proposal, and ultimately IMI's proposal was not discussed at all.

35.	The Opponents argue, that the board of directors of Healthcare was, (and is) obliged to examine IMI's proposal on its merits, in order to determine whether it is preferable to Gamida's proposal. This as the general rule, and in particular in light of the fact that Gamida is not only an interested party (as this expression is defined in the Securities Law of 1968) but also the controlling shareholder of the Company.

36.	Stipulating entering into negotiations with IMI upon the receipt of an indemnity as demanded, creates considerable doubt as to the discretion of those office holders who raised this condition, and this for two reasons: (a) according to the Opponents' argument, the office holders are not entitled to give preference to their personal benefit (or absence of exposure) over the benefit of Healthcare; (b) in the circumstances at hand, an urgent question arises concerning the preference of the office holders. The latter, who were appointed to their offices by Gamida, chose not to consider IMI's proposal at all, or to bring it before the audit committee and the board of directors of Healthcare, and preferred (as expected) the benefit of Gamida, the controlling shareholder of the company, over the benefit of Healthcare.

37.	Healthcare's position, that is presented in section 22 of its application, according to which it is committed to the proposed Arrangement and thus may not enter into negotiations with the Opponents concerning their preferable proposal, is erroneous and is in contrast to the duty of loyalty applying to the directors of Healthcare and the duty of fairness that applies to Gamida as controlling shareholder of Healthcare.

38.	Healthcare and its office holders were in duty bound to discuss IMI's proposal, which is not only a transaction on market terms between a willing seller and a willing buyer, but in fact it also reflects an objectively higher value for the shares of Healthcare than the valuation that was ordered and paid for by the parties to the transaction. The duty to examine and consider alternative offers exists any time a company wants to sell all of its assets, and especially so when the transaction is, as has been said, with the controlling shareholder of the Company.

39.	Healthcare's demand that IMI supply an indemnity is ungrounded, was not conducted in good faith, and was intended to make things difficult for IMI and/or to deter it from advancing its proposal to purchase the Subsidiary Companies. Since it is an Extraordinary Transaction with the controlling shareholder, the transaction is invalid as long as it hasn't been approved by the general meeting with the special majority required for this purpose. Therefore, this transaction may not be deemed to be a concluded and binding transaction, a withdrawal from which would expose the Company to any risks whatsoever.

E.	The justifications for the Arrangement put forward by Healthcare include incorrect and misleading data that create a distorted representation of the state of affairs.

It is stressed that the arguments of the Opponent that will be presented hereinafter are based, and rely, on the data as they were presented in Healthcare’s application.

—	The value of the subsidiary companies is not clear

40.	From the application filed by Healthcare it is evident that the activity of the Company is in fact carried on in its entirety in the Subsidiary Companies (see section 10 of the application). According to the Plan of Arrangement, as part of the Gamida Transaction, Gamida will purchase all assets of Healthcare “including its holdings in the Subsidiary Companies” (section 17.1.1 of the application).

41.	In its calculations of the value of the shares of the shareholders after the execution of the Arrangement, Healthcare bases itself, inter alia, on the independent expert’s opinion of the David Boas Promotion and Business Consulting Company Ltd. (hereinafter: the “Boas Opinion”) of January 2007, that determined that the value of the Healthcare Company by itself was approximately $ 1,200,000, and that “the value of the Subsidiary Companies prior to the execution of the purchase agreement was between US$ 7,400,000 and 7,800,000” (section 20.2 of the application). The value of the shares of the Remaining Shareholders was accordingly estimated to be US$ 2,964,000 (section 20.2 of the application) based on the rate of their holdings in Healthcare (38%).

42.	In fact, Healthcare does not hold 100% of all the Subsidiary Companies but only of one of them – Gamidor Diagnostics (1984) Ltd.; in an additional subsidiary company, Daniel Biotech Ltd., Healthcare holds only 80% of the issued share capital, while in a third subsidiary – Savyon Diagnostics Ltd., Healthcare holds only 50%; (Exhibits F 1 – F 3 attached to this Application).

43.	The distinction Healthcare makes between the definition of “its holdings in Subsidiary Companies” in section 17.1.1 of the application, and the use of the term “the value of the Subsidiary Companies” in section 20.2 of the application makes one wonder whether in fact “the value of the holdings of Healthcare in Subsidiary Companies” is lower than “the value of the Subsidiary Companies”, since it reflects a rate of holding of less than 100%?! No matter how much you scrutinize the application, there is no answer to this question!

—	The Value of the Assets in the proposed Arrangement is not up to date

44.	In an additional opinion that was given on February 14, 2007 by the American Appraisal Association consulting company, Nexgen's assets were valued at US$ 58,000,000 as of the day of issue of the opinion.

45.	The Opponents wish to draw the attention of the Court to the fact that Healthcare's calculations of the value of the shares of the Remaining Shareholders is based completely on the value of the Subsidiary Companies and the value of Nexgen's assets, while the valuations on which the application is based were made at the beginning of 2007 (the valuation of the Subsidiary Companies was made in January 2007 while the valuation of Nexgen's assets was given in May, based on an estimate carried out in February 2007). In view of the numerous fluctuations that the capital markets in the world underwent during the last six months, the question rises why Healthcare did not bother to present to the minority shareholders in the Company an up-to-date valuation! This question is of great importance especially in view of the fact that IMI's first proposal was at least 9% higher than the valuation stated in the proposed Arrangement.

—	Material Documents were not attached to the application

46.	The agreement (or the agreements) that underlie the arrangement, as well as the aforementioned opinions that had been ordered by Healthcare and that formed the basis for Healthcare's calculations in its application, were not attached to Healthcare's application. The Opponents argue that these documents are essential to the application and the failure to attach them to the application constitutes a denial of essential information from the shareholders when they wish to examine the profitability of the proposed Arrangement.

—	The value of the shares is not uniform in the two intertwined transactions that are the subject of the proposed Arrangement

47.	The Opponents argue that in the proposed Arrangement Healthcare finds itself on both sides of the fence: in the Gamida Transaction Healthcare bears the "buyer's" cap and purchases its shares itself, while in the Nexgen Transaction Healthcare wears the "seller's" cap and transfers its shares to Nexgen.

It may be pointed out that both due to the identity of the property sold (Healthcare shares) and due to the special construction of the Arrangement, according to which the two transactions are intertwined and conditional upon each other, the price of the share must be identical in the two transactions.

48.	The proposed Arrangement determines that in the Nexgen Transaction the price of the Healthcare share will be $ 1.5. On the other hand, the Arrangement does not refer to the price of the share in the Gamida Transaction, even though the calculation of that price is a simple mathematical calculation:

Gamida sells 4,700,000 shares to Healthcare, and for consideration receives the Subsidiary Companies, the highest value of which is estimated (according to Healthcare) at $ 7,800,000. Therefore, the value of a share in Healthcare in the Gamida Transaction is the consideration divided by the value of the companies (4,700,000/7,800,000), i.e. $ 1.66 per share.

49.	It can easily be understood that the Healthcare shares are priced differently in the two transactions!!!

50.	The price per share at which Healthcare purchases its shares from Gamida is thus higher than the price per share at which Healthcare sells it shares to Nexgen. Therefore, either Healthcare favours its controlling shareholder unlawfully, or Healthcare allots shares according to a valuation that does not reflect its correct and fair value.

51.	The Opponents argue that IMI's offer to purchase the full holdings of Healthcare in the Subsidiary Companies at a price of $ 8,500,000 reflects their market value. Even in the event that Healthcare's position as stated in section 22 of the application, according to which it is barred from conducting negotiations on an alternative offer for the sale of the Subsidiary Companies had been correct, a position which, as stated above, is ungrounded, one cannot ignore the market price of the Subsidiary Companies as reflected in IMI's proposal. Even the Securities and Exchange Commission, in its decision dated February 4, 2002 (attached hereto as Exhibit G) has already expressed its opinion that a valuation, especially for the purposes of a transaction between a company and its controlling shareholder, is a subjective valuation, and is devoid of the objectivity represented by the market price reflected in a transaction between a voluntary seller and a voluntary purchaser. This proposal of IMI reflects a higher value of Healthcare's holdings in its Subsidiary Companies and therefore also of Healthcare's shares.

Accordingly, Gamida is selling 4,700,000 shares to Healthcare, and for consideration receives the Subsidiary Companies, which, if based on the market price reflected in IMI’s proposal, is $ 8,500,000, Hence the value of Healthcare’s shares in the Gamida Transaction is the consideration, divided by the value of the companies (8,500,000/4,700,000), i.e. $1.81 per share.

—	The representation (in sections 20.2 and 20.4 of Healthcare’s application) according to which the value of the shares of the Remaining Shareholders represents an increase of 62% after the consummation of the Arrangement, which is substantially higher than the increase in the value of Gamida’s assets as a result of the proposed Arrangement – is incorrect (to say the least)

52.	Moreover, not only is the increase in the value of the shares of the Remaining Shareholders of a lower rate than that represented by Healthcare, if such increase exists, it is even lower than the increase in the value of the assets of Gamida. The Opponents argue that Healthcare's application suffers from incorrect representations of the situation also with regard to additional data, as detailed hereunder.

53.	In section 20.2 of the application it is stated that just prior to the completion of the Nexgen Transaction, the Remaining Shareholders held approximately 38% of the issued shares of Healthcare. On the basis of the value of the Subsidiary Companies of $7,800,000, and not including the value of Healthcare itself, the value of the shares of the Remaining Shareholders comes to $ 2,964,000 (38%*7,800,000).

Healthcare argues that after the consummation of the Nexgen Transaction (valued at $58,000,000, as stated above) the Remaining Shareholders will hold “only” approximately 8.3% of the issued share capital of Healthcare, but the comprehensive value of their shares will come to $4,814,000 (8.3%*58,000,000), reflecting an increase of approximately 62% in the value of their shares.

The Opponents argue that these data are not correct and are misleading, as explained hereunder.

54.	On the eve of the signature of the proposed Arrangement the Remaining Shareholders hold 2,973,071 shares of Healthcare out of 7,792,832, and therefore the holdings of the Remaining Shareholders in Healthcare is 38.15%, and not 38% as stated in the application of Healthcare. On the basis of the value of the Subsidiary Companies of $ 7,800,000, and not including the value of Healthcare itself, the value of the shares held by the remaining shareholders is $2,975,700 (38.15%*7.800.000).

55.	The issued and outstanding capital of Healthcare, after the execution of the proposed arrangement, will be composed of the issued share capital on the eve of the execution of the Arrangement (7,792,832) less the shares that will be purchased from Gamida and will turn into dormant shares (4,700,000), and with the addition of the shares that will be allotted to Nexgen (38,280,000) and to the director Israel Amir (386,667) - a total of 41,759,499 shares.

According to the above, the 2,972,071 shares held by the Remaining Shareholders will represent 7.1% of the issued and outstanding share capital of Healthcare, and not 8.3%, as stated in Healthcare’s application.

Accordingly, the value of the shares of the remaining shareholders, based on the value of the assets of Nexgen, will be a total of $ 4,118,000 (7.1%*58,000,000), and not $ 4,814,000 as stated in Healthcare’s application.

56.	As a result, the rate of value increase of $4,118,000 as compared with $2,975,700 is 38.4% only, and not 62% as represented in the application. This rate is lower than the rate of increase of the value of the assets of Gamida as a result of the proposed Arrangement, which is 44%, as detailed in section 20.4 of Healthcare's application.

This means that also by this method the Remaining Shareholders suffer losses as a result of the proposed Arrangement as opposed to Gamida.

57.	In addition, since it is more correct to refer to the market value of the Subsidiary Companies, as expressed in the IMI proposal of $8,500,000, and not to the subjective value as it was stated in the valuation that was ordered by Healthcare ($7,800,000), it is evident that the increase in the value of the shares of the Remaining Shareholders as result of the Arrangement is 27% only, since the value of the sharers of the Remaining Shareholders on the eve of the execution of the proposed Arrangement is equal to the rate of their holdings (38.15%) multiplied by $ 8,500,000, i.e. $3,242,750. The value of the shares of the Remaining Shareholders after the execution of the Arrangement is equal to the rate of their holdings (7.1%) multiplied by the value of the assets of Nexgen ($58,000,000), i.e. $4,118,000. Accordingly, the increase in the value of $4,118,000 versus $3,242,750 is 27% only.

58.	Moreover, in section 20.2 of the Healthcare's application, Healthcare calculates the value of the shares of the Remaining Shareholders on the eve of the execution of the proposed Arrangement on the basis of the value of the Subsidiary Companies only, not including the value of Healthcare itself, i.e. on the basis of $ 7,800,000, whereas in section 20.4 Healthcare calculates the value of the shares purchased by Gamida on the eve of the execution of the Arrangement on the basis of the full value of Healthcare, i.e. on the basis of $9,000,000.

59.	Had a comparison been made between the meanings of section 20.2 and section 20.4 on an equal basis of to the full value of Healthcare of $ 9,000,000, the result would be that the value of the shares of the Remaining Shareholders on the eve of the Arrangement would be $3,433,500 (38.15%*9,000,000) and after the execution of the Arrangement the value would be $4,203,330 [7.1%*(58,000,000 + 1,200,000)]. Accordingly, the increase in value of $4,203,300 versus $3,433,500 is 22.4%, versus an increase in Gamida's assets of 44% as a result of the proposed Arrangement, as detailed in section 20.4 of Healthcare's application.

—	In actual fact - the increase in value of the shares of the Remaining Shareholders reflects an increase of only 13.6%

60.	Based on the market value of the Subsidiary Companies of $8,500,000 as reflected in the IMI proposal, the total value of Healthcare is $9,700,000 (8,500,000+1,200,000 that was determined in the valuation as the value of Healthcare itself). On the basis of this value the value of the shares of the Remaining Shareholder on the eve of the Arrangement is $3,700,550 (38.15%*9,700,000) whereas after the execution of the Arrangement the value will be $4,203,330 [7.1%*(58,000,000 + 1,200,000)]. According to these figures, the increase in the value of $4,203,333 versus 3,750,550 is 13.6% only, versus an increase of 44% in Gamida's assets as a result of the proposed Arrangement, as detailed in section 20.4 of Healthcare's application.

61.	We thus see that the increase of Gamida's assets as a result of the proposed Arrangement is in excess of 3 times the increase in the value of the shares of the Remaining Shareholders!!

—	The proposed Arrangement favours Gamida over the Remaining Shareholders in that it enables Gamida to realize its shares in Healthcare, against consideration in kind and not against a theoretical value.

62.	The proposed Arrangement favours Gamida, the controlling shareholder, over the Remaining Shareholders also in that whereas the controlling shareholder realizes its holdings in Healthcare and receives for them consideration in kind, the Remaining Shareholders are left with their shares in Healthcare, while the variety of calculations contained in Healthcare's application that indicate an increase in the value of their shares are nothing but theoretical, since there is no way of knowing at which price Healthcare's shares will actually be traded after the execution of the proposed Arrangement, and what will be the tradability of these shares. The Remaining Shareholders in Healthcare, who are interested in realizing their holdings in Healthcare, are not afforded an equal opportunity to sell their shares, an opportunity that has been provided to Gamida, the controlling shareholder.

F.	Summary

63.	In view of the above, the Honorable Court is requested not to approve the assembly of the general meeting, and alternatively, to postpone the date of the assembly of the general meeting until the requirements specified in Sections 272 and 275 of the Law have been met, until Healthcare has submitted an amended application, after having complied with the requirements of the Law, until the application shall contain all the relevant data, and until the required documents have been attached to the application.

64.	Alternatively, and to the extent that the Court shall call for the assembly of a general meeting for the purpose of approving the proposed Arrangement, the Court is requested to order the publication of this objection among the shareholders, most of whom are residing outside of Israel, in the same manner in which Healthcare will notify of the said assembly of the general meeting, or in any other manner set forth by the Court. Accordingly, the Court is requested to order a delay of the assembly of the general meeting until a reasonable date after such publication.

65.	Attached to this Application is an affidavit given by IMI in support of the facts on which this Application is founded. Due to shortage of time and the need for a translation, also attached is an affidavit given by Bresson that confirms the facts included in the Application. If, and to the extent required, Bresson will submit a more detailed Affidavit. The Honorable Court is requested, purely as a precaution, and to the extent necessary, to extend the time limit for the submission of said affidavit.

66.	It is right and equitable that this Application be acceded to.

—————————————— Adv. Eitan Epstein (-)	—————————————— Adv. Hila Rosen (-)

Epstein Homsky Osnat & Co.
Representatives of the Applicant

ANNEX I

At the District Court In Tel Aviv - Jaffa	Bankruptcy File 1599/07 _____________________ Before Judge Danya Karet-Meir

In the matter of:	Article 350 of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”)

And in the matter of:	Healthcare Technologies Ltd., Public Co. 520036211 Represented by Yigal Arnon & Co. Of 1 Azrieli Center, Tel Aviv 67021 Tel: 03-6087835, fax: 03-6087716 (Hereinafter: "Healthcare" or the "Company")

And in the matter of:	1.	Inverness Medical Innovations Ltd.
2.	Michael K. Bresson
Both represented by Epstein, Chomsky, Osnat & Co. Of 20 Lincoln St. (Rubinstein House), Tel Aviv 67134 Tel: 03-5614777, fax: 03-5614776 (Hereinafter: the "Opponents")

Response of Healthcare to the Objection to the Arrangement

In accordance with the decision of the court dated July 8, 2007, Healthcare respectfully submits herewith its response to the objection to the arrangement (hereinafter: the “Objection”) submitted on July 5, 2007 by Inverness Medical Innovations Ltd. (hereinafter: “IMI”) and Michal K. Bresson (hereinafter: “Mr. Bresson”) (IMI and Mr. Bresson shall hereinafter be referred to jointly as the “Opponents”)

We shall note from the outset that while the title of the objection as filed is “Objection to the Application for the Authorization of the Plan of Arrangement,” it was filed on the basis of Regulation 11 of the Companies Ordinance (Application for a Compromise or Arrangement), 5762-2002 (hereinafter: the “Ordinance”) i.e. before the approval of the plan of arrangement at the meeting of the Company’s shareholders and, therefore, before the submission of the application for the authorization of the plan of arrangement (which shall be submitted after approval at the meeting of shareholders). We shall discuss below the ramifications of this fact.

In any case, the Objection (including all the applications requested therein) is to be rejected in limine and substantively, as shall be detailed below.

IMI is a competitor to the Company and is active in the same field as the Company – the development of medical diagnosis systems. As is evident from the Objection, IMI and Mr. Bresson acquired the shares in the Company after they had learned of the Company’s association in the transaction on which the plan of arrangement is based, and after they failed to convince the Company that it was justified to engage in negotiations with IMI regarding its nonbinding proposal (subject to legal and other examinations) for an alternative transaction (for the acquisition of the Company’s holdings in its subsidiaries), and failed in their attempt to persuade and cause the Company to violate a binding agreement between the Company and third parties.

The Opponents acquired a negligible quantity of shares (1,100 shares in the Company, constituting approximately 0.01% of the Company’s issued capital), at a total cost of approximately USD 1,600! (as is evident from section 12 and Appendices A and B to the Objection). This is clearly an artificial acquisition undertaken in bad faith and intended not for the purpose of genuine investment in the Company, but for another, illegitimate purpose – to attempt to foil a binding transaction undertaken by the Company and properly approved by the Company’s audit committee and board of directors – a transaction that benefits the Company and its shareholders as a whole; and to apply pressure on the Company to negotiate with IMI regarding its initial and nonbinding proposal for an alternative and contradictory transaction.

The sole transaction that shall shortly be brought before a meeting of the Company’s shareholders is the transaction made by the Company with its controlling shareholder and with unaffiliated third parties, and on which the plan of arrangement that the shareholders shall be asked to approve is based.

The Objection does not concern the good of the Company and its shareholders, but rather constitutes an improper attempt by the Opponents to dictate the behavior of the Company in accordance with the personal and alien interest of the Opponents alone (to coerce the Company into negotiating with IMI for a different transaction to that which is to be brought before the meeting for approval, and to cause the Company to violate a binding agreement it has made, thus exposing the Company to suits), while abusing legal proceedings, concealing documents from the Court, and acting in gross lack of good faith, all in order to advance this interest.

The Opponents are now attempting, ostensibly as shareholders, to achieve that which they were unable to achieve by way of the nonbinding proposal submitted to the Company after the approval, signing, and publication of the agreement on which the plan of arrangement is based. This is a transparent, artificial, and improper “trick” that cannot grant the Opponents any right of standing, nor any proper cause for filing the Objection.

For this reason alone (and also on additional grounds as shall be detailed below), the Objection is to be rejected in limine and the Opponents are to be required to pay the Company’s expenses and attorneys’ fees in a substantial amount.

The Grounds of the Response

Introduction and Summary

1.	On June 14, 2007, the Company submitted a written application to the Court for the assembly of a meeting of shareholders for the purpose of approving a plan of arrangement in accordance with Article 350 of the Companies Law, and for the approval of a dividend in accordance with Article 303 of the Companies Law (hereinafter: the "Arrangement" or the "Plan of Arrangement" and the "Application for Approval of the Arrangement" or the "Application.")

2.	On June 18, 2007, a decision was granted authorizing the assembly of the meetings as requested in the Application.

3.	On July 5, 2007, the Opponents submitted to the Court their objection to the Plan of Arrangement (hereinafter: the "Objection") based as noted on Regulation 11 of the Ordinance.

4.	The Objection can be summarized in two arguments: Firstly, that the Arrangement proposed by the Company constitutes (at least in part) an extraordinary transaction with interested and controlling parties; the Opponents argue that this transaction did not receive all the authorizations required by law. Secondly, the proposed Arrangement benefits the controlling shareholder in the Company in a manner that discriminates against the minority shareholders.

5.	As we shall see below, the two above-mentioned arguments are misguided and misleading: The proposed Arrangement indeed received the authorizations required by law; and, contrary to the Opponents' arguments, this is not an Arrangement that benefits the controlling shareholder and discriminates against the minority shareholders; rather, it is one that is proper and fair, made on the basis of commercial and financial considerations for the benefit of the Company and for the benefit of its shareholders - both majority and minority.

6.	It is no coincidence that the Opponents raise in their Objection misleading and misguided arguments relating to the proposed Arrangement with the goal of foiling this Arrangement, despite the fact that it can benefit all the shareholders in the Company.

7.	The Opponents are not shareholders acting out of a legitimate and proper interest to maximize their investment as shareholders. As the Opponents tacitly admitted in section 12 of the Objection, they are acting on the basis of personal and alien motives with the goal of foiling the Arrangement.

8.	IMI is a competitor to the Company whose area of business is similar to the area of business of the Company. IMI contacted the Company - after the transaction that is the subject of the Arrangement had already been approved, signed, and published - with a "proposal" that contains no more than a general and nonbinding declaration of intent (subject to sundry examinations) to execute an alternative transaction to that reached by the Company.

9.	It is to be noted that it was only at this stage, several months after the transaction that is the subject of the Application for Authorization of the Arrangement was signed and reported to the public (the signing of the memorandum of understanding was reported on November 29, 2006 and the Agreement itself was reported on January 16, 2007), and after IMI contacted the Company with its supposed alternative "proposal," that the Opponents acquired their shares in the Company. This purchase was in a negligible quantity of 1,100 shares for a total amount of some USD 1,600. From the circumstances of the acquisition, it is clear that this is an artificial acquisition executed by the Opponents not for the purposes of investment in the Company but on the basis of the Opponents' intention to "purchase" a future right to oppose and frustrate the Arrangement, in the hope that in this manner they might be able to realize the personal and narrow interest that guides their actions, viz.: a different transaction in which they are interested. The timing of the acquisition of the shares and the negligible quantity, in themselves, reflect the improper goal for which the acquisition was executed and the Opponents' lack of good faith.

10.	This ground alone is sufficient for the removal of the Objection in limine. As noted, the submission of the Objection is marred by extreme lack of good faith. The rule expounded by the courts on this matter is clear, stating that the court shall not acquiesce to legal proceedings instigated by a shareholder who acquired his shares after the occurrence of the incident that is the subject of the above-mentioned proceedings, and particularly when he is clearly acting on the basis of a narrow, personal interest and not for the benefit of the company and its shareholders.

11.	Moreover, as we shall see, the Objection is also to be rejected in limine on the grounds that the Objection is argued in the wrong place and at the wrong time. If the Opponents have various arguments relating to the Plan of Arrangement, the place of such arguments (which are in themselves denied) is to be heard in the framework of the general meeting of shareholders, which is the proper place for shareholders in the Company to express their opinion. Subsequently, when the Arrangement is properly approved at the general meeting, the Opponents shall enjoy the possibility of turning to the court and filing an objection to the final application for the authorization of the arrangement by the court (in accordance with Regulation 34 of the Ordinance, insofar as they have legitimate grounds therefore, the existence of which is denied). The Objection on behalf of the Opponents (who acted hastily on personal and immaterial grounds) was submitted to the court prematurely and on this ground, too - due to its premature and theoretical nature - it is to be rejected in limine.

12.	Automatically, then, there is no justification for preventing or postponing the assembly of the meeting of shareholders, since the Opponents shall not be caused any damage by its mere assembly.

13.	It is astonishing that the Opponents chose not to attach a necessary and proper party to the Objection, viz. the other parties to the transaction, which are liable to be injured by the Objection. On this ground, too, the Objection is to be removed in limine.

14.	In light of all the above and as detailed below, the Court is respectfully requested to remove the Objection in limine; alternatively, the Court shall be requested to determine, on the basis of the grounds below, that it is also to be rejected in its substance.

15.	We shall now turn to detailing in an orderly manner the arguments (for removal in limine and for substantive removal). Before so doing, we shall describe in brief the facts required for our purpose (which were detailed expansively in the Application), focusing in particular on consideration of the missing and/or incorrect factual infrastructure as detailed in the Objection.

Description of the Factual Background

16.	Healthcare is a well-established holding company active, as detailed in section 10 of the Application, in the medical diagnostics systems sector through a number of subsidiaries (hereinafter: the "Affiliated Companies") namely:
A.	Savyon Diagnostics Ltd., in which the Company holds 50% of the issued paid-up capital.
B.	Gamidor Diagnostics (1984) Ltd., in which the Company holds 100% of the issued paid-up capital.
C.	And Daniel Boutique Ltd., in which the Company holds 80% of the issued paid-up capital.

17.	Healthcare was incorporated in Israel as a private company in 1988, and in 1989 became a public company whose shares have been traded in the US on the NASDAQ Capital Market since February 1989.

18.	The Company's registered capital totals NIS 6,000,000 and is divided into 150,000,000 ordinary shares with a nominal value of NIS 0.04 each. The Company's issued and paid capital as of the date of submission of the Application is 7,792,832 ordinary shares.

19.	Around the time of submission of the Application, the Company's shares were held as follows: Approximately 61.8 percent by Gamida for Life B.V. (4,819,761 shares) (hereinafter "Gamida"); approximately 1.41 percent by interested office holders (as defined in the Application); and approximately 36.7 percent by shareholders from among the general public (2,863,071 shares).

20.	As detailed in sections 16-17 of the Application, the Company is interested in reaching an arrangement with its shareholders in accordance with the Plan of Arrangement attached to the Application as Appendix E. The Plan of Arrangement is based on a three-way agreement signed on January 16, 2007 between the Company, on the one hand; Nexgen Biofuels Inc. (hereinafter: "Nexgen") and its parent company MAC Bioventures Inc. (hereinafter: "MAC") on the second hand; and Gamida, on the third hand (hereinafter: the "Acquisition Agreement" or the "Transaction").

21.	The Transaction forming the foundation of the arrangement comprises two integral, interconnected, and inseparable parts; only jointly as one unit do these two parts lead to the positive outcome inherent in the Transaction.

Accordingly, on the date of completion of the arrangement, and given the conditions for the completion of the Transaction (hereinafter: the “Completion Date”) the following events shall occur in a parallel manner:

A.	The Company shall transfer all its assets and liabilities, including the Company’s holdings in the Affiliated Companies (hereinafter: the “Company’s Assets”) and excluding assets and liabilities as detailed in section 17.1.3 of the Application, to Gamida, in return for 4,700,000 shares from the issued share capital of the Company held by Gamida (hereinafter: the “Gamida Shares”) On the Completion Date, the shares returned to the Company by Gamida shall be transformed into dormant shares.

According to an independent opinion prepared for the Company in January 2007 by a professional consultant (see details in section 20 of the Application), the value of the Company’s holdings in the Affiliated Companies prior to the signing of the Acquisition Agreement was in the range of USD 7,400,000 – 7,800,000, while the value of the Company per se was approximately USD 1,200,000. As detailed in section 20.4 of the Application, as the result of the Agreement, Gamida is returning the Gamida Shares to the Company, and receiving for consideration the Company’s holdings in the Affiliated Companies.

For the sake of convenience this part of the Transaction shall be referred to as the “Gamida Transaction”;

B.	Alongside the implementation of the part constituting the Gamida Transaction, Nexgen (whose business is in the field of the establishment of facilities for ethanol and bio-diesel) shall transfer all its assets, including its holdings in subsidiaries (hereinafter: “Nexgen’s Assets”) to a subsidiary to be established by the Company in the US specifically for the purpose of the execution of the Transaction, and which shall be fully owned by the Company (hereinafter: “NewCo”) This transfer of Nexgen’s Assets to NewCo shall be effected in consideration for the Company’s shares to be allocated to MAC (the parent company of Nexgen) in a quantity equal to the value of Nexgen’s Assets divided by USD 1.50 dollars less 1%. In order to estimate the value of Nexgen’s Assets (which are detailed in section 17.2.2 of the Application), the parties agreed in the Acquisition Agreement that a third party would undertake an evaluation of the above-mentioned assets at the Company’s request. In accordance with a valuation dated May 4, 2007 prepared by a professional consultancy firm, it was determined that the total value of Nexgen’s Assets as of February 14, 2007 was USD 58,000,000. Accordingly, and in keeping with the above-mentioned opinion, the Company shall allocate 38,280,000 shares in the Company (constituting approximately 91 percent of the Company’s issued share capital as of the Completion Date) to MAC for Nexgen’s Assets. In addition, Nexgen enjoys an option to add an additional asset to the assets transferred to NewCo and accordingly, on the basis of the formula detailed above, it shall be allocated additional shares. For the sake of convenience this part of the Transaction shall be referred to as the “Nexgen Transaction”.

22.	We reiterate and emphasize that the Gamida Transaction and the Nexgen Transaction as described in brief above (and in detail in sections 16-17 of the Application) are to be implemented as two parts of a single transaction, conditioned on each other, and solely the combination of these two parts together, viz.: the return of the Gamida Shares to the Company and the introduction of new activity in the Company, can yield the overall transaction that is the subject of the Arrangement which, as noted, benefits the Company and all its shareholders.

23.	There is and can be no other transaction brought before the shareholders for approval.

24.	As explained in great detail in sections 20-21 of the Application (detail we shall not repeat here), the Plan of Arrangement to be brought to the meeting of the Company's shareholders reflects a premium of tens of percentages on the shares of Healthcare's shareholders!

It should be noted that the Opponents do not argue that the shareholders are not eligible to a premium following the Transaction; their arguments (which are in themselves denied) are directed solely at the method adopted by the Company in calculating the premium.

25.	It was the above-mentioned advantage inherent in the Transaction for the Company's shareholders (including the minority shareholders) that guided the Company's audit committee and board of directors in approving the above-mentioned Transaction.

26.	As noted, and contrary to the questions raised by the Opponents in section 22 of their Objection, the Transaction was approved as required by law (including in accordance with the law concerning extraordinary transactions with a controlling shareholder), by both the Company's audit committee and the board of directors, at meetings which the directors who might be considered to have a personal interest in the Transaction were not in attendance and did not vote. Had the Opponents read section 20 of the Application for the Authorization of the Arrangement carefully, they would have discovered it specifically states that the Transaction was approved by these two organs, which found it to be proper and fair both to the Company and to its shareholders.

27.	On January 16, 2007, after the Transaction was approved as stated and the agreement had been signed, the Company issued a public announcement regarding the Transaction. A copy of the above-mentioned announcement is attached as Appendix A to the affidavit supporting this response. A copy of the Company's previous announcement dated November 29, 2006 regarding its association in a memorandum of intent is attached as Appendix B to the affidavit supporting this response.

28.	On January 25, 2007, after the signing of the Acquisition Agreement, after this Agreement was approved by the Company's audit committee and board of directors and published for the public (as mentioned, the memorandum of intent was publicized as early as November 29, 2006), IMI contacted the Company for the first time in a letter including a nonbinding proposal on its part to enter into negotiations with the Company relating to the acquisition of the Affiliated Companies (viz.: the Company's assets whose sale to Gamida had already been agreed) in return for the sum of USD 8,500,000, all this subject to the execution of legal and commercial due diligence checks and the pursuit of legal and commercial negotiations.

A copy of IMI’s letter dated January 25, 2007 is attached as Appendix C to the affidavit supporting this response.

29.	In its letter dated January 25, 2007, IMI expressly states that since its field of activity is the development of medical diagnosis systems, similar to the field of activity of the Affiliated Companies held by the Company, it is considering expanding its operations by means of the acquisition of the Company's holdings in these companies. IMI further states in its letter that it is aware that the Company's holdings in the Affiliated Companies were sold in a binding agreement as announced to the public on January 16, 2007; however, it releases itself from this matter by way of the vague statement that it believes that the price it is offering (which, as noted, is nonbinding and subject to examinations) is a better one.

30.	Following the above-mentioned letter from IMI to the Company, an exchange of correspondence ensued between the parties. In response to the above-mentioned letter from IMI and a further letter from IMI dated February 13, 2007, the Company replied to IMI in a letter dated February 20, 2007 stating that as IMI was aware, and as it indeed mentioned in its letter to the Company dated January 25, 2006, the Company had already reached an agreement with additional parties including, inter alia, the sale of the assets IMI was interested in acquiring; that this agreement is binding and that the Company cannot unilaterally release itself from it. The Company further stated in its above-mentioned letter that entering into negotiations with IMI would constitute a breach of the agreement on the Company's part; accordingly, as a condition for entering into such negotiations, the Company required that an indemnification agreement be signed between itself and IMI stating that IMI would indemnify the Company and its office-holders on account of any suit filed due to the pursuit of negotiations, as stated, contrary to the agreement.

A copy of IMI’s letter to the Company dated February 13, 2007 is attached as Appendix D to the affidavit supporting this response. A copy of the Company’s letter to IMI dated February 20, 2007 is attached as Appendix E to the affidavit supporting this response.

31.	We should emphasize that the Company could have refused to enter into negotiations with IMI, among other reasons, in view of its association in the agreement and its undertakings to act to complete the agreement. Despite this, and in case it became evident that the final and binding proposal of IMI would benefit the Company and its shareholders more than the signed agreement, the Company believed that it was proper to examine the extent to which IMI was serious, provided that it were ensured that no damage would be caused to the Company, its office-holders, and its shareholders as the result thereof. It must be stressed that fear of potential suits is not theoretical but substantive; it was grounded and legitimate to request protection against this in the circumstances of the matter.

32.	We shall note at this point that there is no substance to the Opponents' argument (see section 39 of the Objection) that the Company's demand for an indemnification agreement was unfounded and intended solely to create difficulties. As has been explained, the Transaction that is the subject of the Arrangement was signed and properly approved by the Company's audit committee and board of directors, which recommended that the meeting of the Company's shareholders approve the Transaction. The fact of the association in the Transaction was also announced publicly and trading took place in the Company's shares on the basis of the reports issued. In these circumstances, the Company lawfully and justly viewed the Transaction as binding and one that did not permit unilateral withdrawal (subject, naturally, to a situation in which the Transaction was voided due to the non-fulfillment of one of the conditions precedent established therein, including approval at the meeting of shareholders).

Contrary to the impression created by the Objection, IMI itself, as is evident from the facts, was also of the opinion that the concern of suits due to the pursuit of negotiations with it was a genuine and grounded concern. Accordingly, presumably, it forcefully refused to sign the indemnification agreement and chose instead to pursue the current proceedings in lack of good faith, in the hope that it would be able in this manner to frustrate the Transaction and secure its desire.

33.	Accordingly, following the Company's demand that IMI sign the indemnification agreement as a condition for pursuing negotiations, several additional letters were exchanged between the Company and IMI. These letters clearly show that IMI is not willing to sign such an agreement. Although in one of the letters IMI requested details regarding the indemnification agreement (such as the names of the office-holders due to be included in the above-mentioned agreement), and the Company provided the information and sent a draft copy of the indemnification agreement, there was no progress on IMI's part.

A copy of IMI’s letter dated February 23, 2007 is attached as Appendix F to the affidavit supporting this response.

A copy of the Company’s letter dated March 6, 2007 is attached as Appendix G to the affidavit supporting this response.

A copy of IMI’s letter dated March 21, 2007 is attached as Appendix H to the affidavit supporting this response.

A copy of the Company’s letter dated April 1, 2007 is attached as Appendix I to the affidavit supporting this response.

34.	No response whatsoever was received from IMI to the Company's last letter, dated April 1, 2007, to which the draft of the indemnification agreement was attached (at IMI's request).

35.	More than one month later, on May 8, 2007, IMI sent a letter (that may only be described as surprising) to the Company repeating its nonbinding proposal as detailed in its first letter of January 25, 2007, without addressing in the slightest the correspondence that had been exchanged subsequent to it between the parties, and while completely ignoring the Company's demand relating to the indemnification agreement, as if the correspondence exchanged between the parties over several months had never taken place.

In a letter dated May 20, 2007, the Company replied to IMI, expressing its astonishment at the surprising content of the latter’s letter, and reiterating its requirement for indemnification. No reply has ever been received from IMI to this letter. The contacts between the Company and IMI terminated at this point.

A copy of IMI’s letter dated May 8, 2007 is attached as Appendix J to the affidavit supporting this response.

A copy of the Company’s letter dated May 20, 2007 is attached as Appendix K to the affidavit supporting this response.

36.	It is interesting to note at this juncture (and the ramifications of this shall be noted below) that the Opponents did not attach all the above-mentioned correspondence to the Objection, but only a small part thereof, thus enabling them to present the sequence of events in a biased and distorted manner.

37.	The exposure of the above-mentioned correspondence and behavior is inconvenient (by way of an understatement) from the Opponents' perspective, since it testifies to behavior in bad faith and clearly reveals the true motive behind the Opponents' behavior - a motive that has nothing to do with the benefit of the Company. In this context, the artificialness and the improper bias inherent in the acquisition of a negligible quantity of shares in the Company by the Opponents are enormously amplified.

38.	There is and can be no doubt that IMI's "proposal" was no more than a nonbinding declaration of intentions subject to a due diligence examination and to legal and commercial negotiations between the parties. As the correspondence between the parties progressed, it also became evident that the proposal was not serious on the part of IMI, which was unwilling to accept the potential ramifications of its proposal and eventually abandoned it.

39.	Against this background, and several months after IMI sent its first letter to the Company, IMI and Mr. Bresson (who is the deputy CEO of IMI), the Opponents in these proceedings, acquired 1,100 shares in the Company: IMI acquired 1,000 shares on April 10 and 13, 2007, in return for USD 1.456 per share; and Mr. Bresson acquired 100 shares on February 2, 2007 in return for USD 1.5993; the acquisition totaled a sum of approximately USD 1,600 (!), as is evident from Appendices A and B attached to the Objection.

40.	Even as ostensible shareholders, the Opponents continued to attempt to concoct a transaction for their personal benefit, and not in the interests of the Company as a whole.

41.	It is clear that the above-mentioned acquisition of shares was not effected for the purpose of commercial and honest investment in the Company, but in order to prepare the ground for an attempt to torpedo the Transaction in the interests of the Opponents through use of the "ownership" of the shares in the Company, acquired for this purpose.

42.	Accordingly, it is apparent that the above-mentioned acquisition of shares, after the Company had already associated in the Transaction and after IMI's initial approach to the Company, was intended solely to prepare the ground for legal proceedings against the Company, with the goal of serving the personal and narrow interests of the Opponents, which are completely contradictory to the benefit of the shareholders as a whole.

43.	Indeed, after the Company submitted the Application for the assembly of a meeting of the shareholders for the Approval of the Arrangement on June 14, 2007, and after the court decided on June 18, 2007 to authorize the assembly of the meeting of shareholders, IMI and Mr. Bresson filed the Objection that is the subject of this response. Through the Objection, and under the guise of groundless arguments relating to the Transaction (as if it were discriminating against the minority shareholders and as if it had not been properly approved), the Opponents are attempting to advance their personal interests which, as has been explained, are completely contradictory to the interest of all the shareholders of the Company that the Company execute the Transaction, which benefits them, and approve the Arrangement based upon this Transaction.

44.	As we shall see below in the next part, this behavior on the part of the Opponents, which is tainted by extreme lack of good faith, is sufficient for the removal of their Objection in limine. As we shall see, this is the established ruling and the courts have acted accordingly in similar cases.

We shall further see that even if there were any substance to the Opponents’ arguments (and there is none), their approach to the court is still premature, and, in any case, the place to raise these arguments is at the meeting of shareholders and not in court; for this reason, too, the Objection is to be removed in limine.

As shall be explained, the proper and fitting place for the Company’s shareholders (including the Opponents herein) to raise their arguments is the meeting of shareholders to be convened in order to approve the Arrangement. If, after the above-mentioned meeting of shareholders, the Opponents continue to raise arguments against the Plan of Arrangement, they shall be free to submit their objection to the Court in the framework of the proceeding that shall take place in the Honorable Court for the final authorization of the Arrangement, in accordance with Regulation 34 of the Ordinance (insofar as they shall then have legitimate grounds for objection, the existence of which is denied).

45.	Having stated the above and having laid the factual infrastructure, we shall now turn to detailing the grounds for the removal of the Objection, both in limine and substantively.

Part A: The Objection Is to Be Rejected in Limine in Light of the Lack of Good Faith and the Alien Motives behind its Submission

46.	As detailed above, the acquisition of the Company's shares by the Opponents was effected after the Company associated in the Agreement that is the subject of the Arrangement, and months after IMI sent its first contact to the Company regarding its alternative "proposal" to the Arrangement. It is sufficient to consider the date of acquisition of the shares and the negligible quantity of shares acquired (approximately 1100 shares out of the 7,792,832 shares in the Company's issued and paid capital) in order to draw conclusions regarding the reasons that led the Opponents to acquire the shares.

47.	There is and can be no doubt (and neither do the Opponents claim otherwise in their Objection) that the Opponents acquired the shares with the goal of preparing the ground for the instigation of legal proceedings against the Company. The Opponents focused on their personal interest in foiling the Transaction and, in order to advance this interest - even by means of instigating vacuous proceedings in court - they acquired the shares.

48.	As explained above, and as we shall see below, the Transaction that is the subject of the Arrangement benefits all the shareholders in the Company, majority and minority alike.

The legal proceeding instigated by the Opponents, which was intended to foil the execution of the Transaction in light of their personal interests, not only does not serve the interests of the Company and its shareholders, but is contrary thereto.

49.	The actions taken by IMI prior to the instigation of this legal proceeding were also inconsonant (to put it mildly) with the good of the Company and its shareholders. Had IMI considered the good of the Company and the public shareholders, it would certainly not have believed that the pursuit of negotiations with a third party after signing a binding agreement did not entail any danger or any legal exposure. Had it overcome the alien and personal considerations that have guided it in its effort to foil an executed and binding Agreement, it would surely have admitted that the pursuit of such negotiations might bring upon the Company a wave of suits from other parties associated in the Agreement and even from additional sources, the mere submission and management of which would cause enormous damage to the Company.

50.	Such behavior whereby shareholders acquires shares solely in order to advance their personal interest and to instigate legal proceedings relating to actions adopted by the company prior to their becoming a shareholder therein has been perceived by the courts as behavior tainted by lack of good faith, constituting grounds for rejecting a suit by such a shareholder. This applies all the more so when the narrow personal interest of that shareholder is also absolutely contrary to and foils the interests of the other shareholders.

51.	In this context, we should note that such behavior is also contrary to the obligations imposed on the shareholder by law, to exercise their rights vis-à-vis the company and vis-à-vis the shareholders in good faith and in an acceptable manner. This is established expressly in Article 192(A) of the Companies Law:

“In exercising his rights and in fulfilling his obligations to the Company and to the other shareholders, a shareholder shall act in good faith and in an acceptable manner…”

52.	In the guiding ruling issued on this matter by the Supreme Court, the court determined that a shareholder who acquires shares in the knowledge that an action occurred in the past which, in his opinion, injured the Company, owes an explanation to the court as to why he did not refrain from acquiring the shares, and why he willingly entered the "arena of damage." In this case, the court found - similarly to our own case - that the shareholder had no true interest in the company and its shareholders, and that the acquisition of the shares was intended to secure his alien interest. Accordingly, his suit was rejected:

“The Appellant has no right to litigate and to receive the requested relief…

I believe that a person who acquires shares in a company in the knowledge that an action occurred in the past which damaged the company’s assets owes an explanation to the court as to why he did not refrain from the matter. The practice around the world is that a person who is aware that the directors of the company committed an act of fraud or another act causing damage to the company, and the shareholders failed to take steps to amend the distortion, should keep away from the company and refrain from joining it. Accordingly, the individual must explain why the behavior of the directors of the company did not deter him and he acted otherwise…

The Appellant here has no substantive interest in the company, the bank, or in its shareholders. He is engaged in what he terms a ‘public campaign,’ and the acquisition of shares serves him solely as a means for transferring this campaign into the courts. By acquiring the shares he created an artificial dispute with which he now disturbs the courts… Justice does not require the courts to offer a helping hand to an interferer who enters into matters that do not concern him; moreover, the demanded relief is a declaration that the court is not routinely required to make.”

See: CA 180/75, Yigal Laviv v Israel Industrial Development Bank Ltd., Piskei Din 30(3) 225, 231.

53.	This ruling by the Supreme Court has been adopted in a long series of court rulings. In all these rulings the court has regarded shareholders who acquired shares after the occurrence of the incident that is the subject of their claim with the goal of preparing the ground for the submission of a suit as a litigant tainted by lack of good faith who is not entitled to relief:

Common sense and sound logic dictate that the acquisition of shares for the purpose of instigating legal actions is incompatible with the principle of good faith, in part in light of the rulings establishing that in a situation in which a shareholder fears that the company is acting improperly, he should prefer to limit his holdings therein or, at least, to offer a convincing explanation for his actions…

See: Sundry Civil Applications (TA), 8794/03, Ben Ari v Avner Petroleum Searches (unpublished), 9 [Reference 1].

Similarly:

“Having inspected the litigants’ claims and supplementary claims, I believe that the Respondents’ claims regarding the question of the date of acquisition of the shares in the Company by the Applicant are well founded in case law and in the relevant legal provisions, and I have reached the conclusion that indeed the application for the authorization of the complaint as a class action is to be rejected on the grounds that the Applicant was not a shareholder on the date of completion of the transaction.”

Sundry Civil Applications (Haifa), 7798/03, Klinberger v Israeli Phoenix (unpublished), p. 9 [Reference 2].

54.	It is thus clear that a shareholder acting reasonably and in good faith will not acquire shares in a company that he believes has taken steps injurious to its shareholders. A shareholder who acts in such a manner, despite such knowledge, and who subsequently instigates proceedings against those steps that occurred prior to his acquisition of the shares reveals that he is guided not by the interests of the company and its shareholders, but by his personal interest (which, in our case, is indeed contradictory to the interests of the Company and the shareholders) and, accordingly, is not worthy of protection and relief. The following comments made in this regard are pertinent:

“In the field of securities law, which we address here, the object of the protection of the law and the regulations enacted on the basis thereof is the ‘reasonable investor’ characterized as follows in the case law:

‘A wise investor acting rationally and motivated by the desire to secure profit and avoid loss…'

I find it doubtful whether the law affords its protection to a person who acquires shares not for the purpose of investment but in order to support their claim for the disclosure of information from the corporation in which they retroactively acquired shares.

In our case, the consideration behind the acquisition of the additional shares by the Applicant is highly problematic, since if his motives did not lie in the desire to secure maximum profit from the shares he acquired, it follows that he was not guided by the interests of the concern and his legitimate interests.”

See: OS 1207/03, Darin v Discount Investment Company Ltd. et al. (unpublished), p. 15 (hereinafter: the “Darin Ruling”) [Reference 3].

55.	In our case, the above-mentioned rulings apply even more clearly, since the Opponents have no genuine argument against the Transaction duly signed and approved (as clarified above). Their argument (insubstantial as it is) is solely that the premium embodied in the Transaction for the public shareholders is lower than the premium enjoyed by Gamida, the controlling shareholder in the Company. This argument is a rather transparent camouflage for the true motive of the Opponents, who wish to acquire for themselves, for their own commercial reasons, the operations of the subsidiaries, and are completely unconcerned with the good of the Company and its shareholders.

56.	The rationale behind the above-mentioned rulings is that a shareholder should not be permitted to use his shares in order to injure the affairs of the company or to intervene improperly in its management and in decisions duly adopted by its institutions. This rationale applies all the more clearly when the shareholder acquires his shares with the goal of acting to advance personal and alien interests that are contrary to the good of the company and its shareholders.

57.	Regulation 11 of the Ordinance, on the basis of which the Opponents submitted their Objection, is to be interpreted in the spirit of the above-mentioned rationale.

58.	There can be no doubt that the proper and purposeful interpretation of Regulation 11 requires the conclusion that a person motivated by alien considerations and motives, and whose connection with the company is solely a "connection" acquired retroactively in bad faith and in order to advance his or her personal interests is not to be recognized as having the standing to oppose an application for the assembly of meetings for the purpose of approving a compromise or arrangement.

59.	Moreover, the Opponents, aware that the disclosure of all the relevant documents would not serve their interests, failed to attach to the Objection all the correspondence between themselves and the Company relating to the "proposal" they made to the Company, and even provided - probably deliberately - a misleading and misguided description of the sequence of events (see, for example, the description appearing in sections 29 through 34 of the Objection, according to which "IMI's demand to receive details regarding the indemnification agreement...was not answered" is grossly incorrect, as is evident from Appendices F-K to this response).

60.	An interim summary: Even without entering into the substance of the Opponents' arguments, it must be determined that the Opponents are tainted by lack of good faith and have absolutely no right to make their Objection. As stated, the Opponents acquired the shares in the Company after the Transaction was signed; their Objection is not honest and genuine and is not in the Company's interests, but is motivated by alien considerations and personal interest. Moreover, the Opponents concealed substantive documents from the Court and knowingly made incorrect claims in the Objection. In these circumstances, their Objection is to be rejected in limine.

Part B: In any Case, the Objection is Premature and the Proper Place to Raise it is Not in Court but at the Shareholders Meeting

61.	The proper and right place for the raising of arguments by shareholders opposed to an arrangement in accordance with Article 350 of the Companies Law is a shareholders meeting convened, with the authorization of a court, for the purpose of approving the arrangement.

62.	This is also clearly evident from the procedure established in the Companies Ordinance (Application for a Compromise or Arrangement) in all aspects relating to the assembly of shareholders meetings for the purpose of approving an arrangement. It is apparent from Regulations 25 and 29 in the above-mentioned Ordinance that the place for a shareholder opposing the arrangement to raise his arguments is in the framework of the shareholders meeting:

“25.	Convening of Meetings

(A)	If the court has ordered the convening of meetings of creditors or various types of shareholders, the office-holder shall convene the meetings in such manners and within such a date as determined by the court.

…

29.	Manner of Voting

(A)	A creditor or shareholder is entitled to vote in person or by a proxy for the vote, or by means of the submission of notification regarding consent or opposition to the compromise or arrangement.”

…

(C)	Notification regarding consent or opposition to the compromise or to the arrangement shall be formulated as stated in Regulation 25(C)(2), signed by the creditor or the shareholder, and shall be submitted in the same manner as a voting proxy.

63.	The same approach was determined by this Honorable Court in another case brought before it. In this case the Court was asked to grant an injunction against the convening of meetings to approve an arrangement due to a pending objection submitted to the Court pursuant to Regulation 11 of the Ordinance, pending the determination of the objection.

In its decision to reject the application for an injunction, the court notes that, as a general rule, the correct and proper sequence of affairs is that the arguments of the shareholder opposing the arrangement should first be heard in the framework of the general meeting, which is the proper place for a shareholder in the company to express his opinion. Only in exceptional cases, not present here, will the court order a hearing of an objection in court prior to the convening of the general meeting:

“In the case of an application for the authorization of an arrangement that is effectively an arrangement combining a dividend not from profits in a solvent and active company, it shall be appropriate to exercise discretion in order to prevent the convening of the meetings in exceptional cases only. Inter alia, it shall be proper to do so when the objection identifies a defect in the convening of the meetings or a substantive defect in the arrangement or compromise regarding which the application is submitted.

An additional case in which it may be appropriate to prevent the convening of meetings and to hear the objection first shall be one in which the objection is filed by minority shareholders in the company indicating genuine discrimination in the framework of the proposed arrangement.

In these circumstances, then, there is no cause to hold a theoretical hearing relating to the objection by Inventech and to prevent the convening of the meetings, which is the proper place for the shareholders in the company to express their opinion.

Moreover, this course of action would appear to be effectively regulated by the Ordinance…"

See: BANKRUPTCY 1142/03, Sundry Civil Applications 6455/03 (TA), Inventech Investments Company v Phone Or (unpublished), p. 5 (hereinafter: the “Inventech Ruling”) [Reference 4].

64.	It should be noted that after the shareholder has expressed his objection in the framework of the general meeting, and if the arrangement is approved despite his objection, that shareholder shall be able to turn to the court and oppose the arrangement in the framework of the application for the authorization of the arrangement submitted to the court after the completion of the meeting pursuant to Regulation 32 of the Ordinance. This right on the part of the shareholder to oppose an arrangement approved by the general meeting is established in Regulation 34 of the Ordinance.

65.	To move from the general rule to our specific case: If the Opponents in our case have various arguments relating to the arrangement, the place for all the arguments (which are themselves denied) to be heard is in the framework of the general shareholders meeting, which is the proper place for shareholders in the Company to express their opinion. Thereafter, once the Arrangement has been approved by the general meeting, the Opponents shall have the possibility to turn to the court and submit an objection to the final application for the authorization of the Arrangement by the court (insofar as they shall at that time have legitimate reasons for objection, the existence of which is denied). The Objection of the Opponents (whose haste is due to personal and insubstantial reasons) was submitted to this Court prematurely and for this reason, too - due to its premature and theoretical nature - it should be rejected in limine.

66.	Neither is there any justification for preventing or postponing the assembly of the shareholders meeting, since the Opponents shall not suffer any damage from the mere assembly thereof.

Part C: The Objection is to Be Rejected Substantively, since as a General Rule the Court Does Not Intervene in the Discretion of a Company to Manage Its Businesses, Save in Exceptional Circumstances Not Present in Our Case

67.	The Transaction that is the subject of the Plan of Arrangement was developed by the Company over a long period. As explained in section 20 of the Application, and in the context of its commercial environment and fluctuating market conditions, the Company believes that the Transaction injects new content estimated in a professional opinion as having greater scope and is advantageous to the shareholders.

68.	It should be clarified that despite the erroneous impression liable to be created by the Opponents' arguments, no transaction other than the Transaction that is the subject of the Plan of Arrangement currently stands before the Company and its organs. The "IMI Proposal," which emerged only after the Company had already committed itself to the Transaction, is no more than a nonbinding and unserious approach.

69.	The Application for Authorization of the Arrangement submitted to the court explained in great detail that the profit embodied in the Transaction effectively reflects a significant increase in the value of the shares of all the Company's shareholders. The Opponents do not dispute this. Their sole argument in the Objection (which is itself incorrect) is that the increase in the value of the shareholders' shares - which is in itself undisputed - is not as detailed in the Application, but is different.

70.	The numerical arguments raised by the Opponents regarding the method of calculation of the increase in the value of the shares are incorrect; however, even if they contained a glimmer of truth, they should still be rejected on the grounds that as stated, even according to the Opponents' approach the Transaction that is the subject of the Plan of Arrangement benefits all the Company's shareholders, and the entire dispute relates only to the question as to by how much it so benefits them.

71.	In these circumstances, the Opponents cannot force the Company by means of instigating legal proceedings to change its proper and commercial discretion and to withdraw from a binding transaction solely because of their desire to advance their own personal and alien interests.

72.	In this context, the Supreme Court has determined on more than one occasion that the courts do not replace the discretion of the company and its institutions, particularly in the case of commercial transactions and considerations of economic or commercial advisability.

73.	This determination on the part of the court constitutes the application of one of the fundamental rules of company law -"the rule of non-intervention." The significance of this rule is that the court does not intervene in the commercial decisions of a company, properly approved by its institutions, save in the most exceptional circumstances when the heavy burden of proof imposed on a person arguing against the company has been raised, and it has been proved that the company acted in bad faith and deceptively, otherwise than for the good of the company.

74.	As noted, the above-mentioned principle of non-intervention has been reiterated over the years as a common thread in the rulings of the Supreme Court:

“A fundamental rule of company law states that although a company is a legal person that exists and operates in accordance with the law, the law does not claim constant guardianship of the company’s affairs, leaving the internal management to the experts (directors) or to those directly interested (the shareholders)… Accordingly, the court generally refrains from acquiescing to complaints from the minority in a matter that was approved by the company or that could be approved by a majority vote; moreover such an order, if granted, would effectively be inoperative, since the company can again make the same decision, or ratify an action retroactively.

… Conversely, the court shall intervene in the presence of grave circumstances justifying the limitation of the majority’s power. In CA 594/79, Papka Industries Ltd. v Rotberg, Piskei Din 36(3)309, (then) Acting President Shamgar determined that the list of cases in which the grounds of usurping of the minority shall be recognized is not a closed one. However, these cases all share a common denominator: An action in bad faith and deception by means of which the minority was deprived of property rights. Therein, on page 323, it is noted ‘that such cases may be sufficient to bring the court to intervene in the affairs of a company determined in accordance with a majority therein.’

Accordingly, the Appellant for relief in accordance with section 235(A) of the Companies Ordinance (now Article 191 of the Companies Law relating to discrimination against the minority – the undersigned) must prove, in addition to the element of damage, that the Company’s action was marred by bad faith or deception and was not executed for the good of the company. In other words, an action undertaken in good faith and for the good of the company is not to be seen as the usurping of the minority.”

See: CA 226/85, Shasha Securities and Investments Company Ltd. v Adanim Mortgage Bank, Piskei Din 42(1) 14, p. 22.

Additionally –

“The rule is that the court does not intervene in the decisions of a company’s general meeting, and still more so – in the decisions and discretion of its management… The court shall not intervene in the discretion of the management and shall not replace the discretion of the management with its own even in principle and important matters, and even if the considerations of the management were inconsonant with the considerations of the court or were perhaps mistaken, as long as these were considerations examined in good faith and for the good of the company, as the management understood it, and as long as these were honest considerations in good faith.”

See: CA 667/76, L. Glickman Ltd. v A.M. Barkai, Piskei Din 32(2) 281, pp. 286-287.

75.	The following comments made at the district court in the case OS (Jer.) 4428/05, Ilan Cohen v Nitzba Settlement Company Ltd., Tak-Mech 2006(1), 6737 (hereinafter: the "Nitzba Case"), the circumstances of which are similar to the case here, are utterly pertinent for our purposes.

In this case, a minority shareholder submitted a complaint requesting the granting of a declaratory ruling stating that the decisions adopted by the board of directors and general meeting to amend the articles of the company and to undertake a transaction in the framework of an acquisitions proposal were null and totally void, inter alia, since they were discriminatory and unfair. In its decision, the court reviews the principle of “non-intervention,” which is well-established in the rulings of the Supreme Court, and rejects the complaint on the grounds that it was not proved before the court that the company acted “in bad faith, arbitrarily, capriciously, or for an alien purpose” and, accordingly, the complaint does not fall under the definition of exceptional and extreme cases justifying deviation from the rule of non-intervention:

“The rule of non-intervention

… It is a rule that the court shall not intervene in the management of the company’s internal affairs and shall not replace the discretion of the company’s management with its own discretion, even if it would have reached a different outcome itself. The comments of President M. Shamgar in CA 131/88, Israel Dan Rogovsky et al. v Edna Savir, Piskei Din 44(2) 622 (hereinafter: the “Rogovsky Case”) are pertinent in this context:

‘The Court shall not intervene in a decision of the directors and shall not replace their discretion with its discretion – even if it would have reached a different outcome itself; and even if it is convinced that the directors were mistaken inweighing the interest of the company (above-mentioned CA 332/73, ibid.)

This ruling is a product of the fundamental rule in company law that although a company is a legal person that exists and operates pursuant to the law, the internal management of the affairs of the corporation rests with its directors and shareholders (see CA 87/75, Feuchtwanger Ltd. v Asher Feuchtwanger Ltd., Piskei Din 29(2) 85, 92" (ibid., p. 625).

This ruling is based on the legal principle embodied in Article 4 of the Companies Law that a company has a separate legal personality…

On the basis of the principle of the separate legal personality, as noted above, the authority of the court to intervene in the internal affairs of a company is to be interpreted narrowly.

In the Rogovsky Case, President M. Shamgar confined the grounds for intervention by the court in decisions of the management to extreme cases in which it has been proven that the management indeed acted in bad faith, arbitrarily, capriciously, or for an alien purpose. It is further established that the burden of proof regarding the presence of one of the grounds for intervention rests with the person arguing for the presence thereof, and that this is a heavy burden of proof (ibid., pp. 625-626).”

See: the Nitzba Case, ibid., pp. 26-28 [Reference 5].

76.	The above-mentioned rule of non-intervention has also been applied in court rulings relating to proceedings for the authorization of a compromise or arrangement in accordance with Article 350 of the Companies Law, as in the case before us. Thus, for example, the court establishes in BANKRUPTCY (BS) 9486/06, Sundry Civil Applications 4766/06, Solver Industries v Bond Holders (unpublished), on p. 2 [Reference 6]:

“The two Opponents argue against the advisability of the arrangement for the bond holders and the hypothetical feasibility regarding alternatives to that arrangement.

The clear ruling for this purpose was summarized most lucidly by Judge V. Alsheikh in Sundry Civil Applications 25413/01, as follows:

‘Regarding the economic advisability or expected prospects and risks in creditor and compromise arrangements, it is an established rule that the court does not tend to replace the discretion of the majority of the interested parties, save in exceptional circumstances when it has been proved that the decision was clearly unreasonable, or tainted with a fundamental flaw that occurred in the process of its adoption...’

As stated from the outset, the compromise arrangement was approved at two meetings ofthe holders of securities by a majority in excess of 90% of those attending and voting.

Not only have the Opponents failed to ‘prove’ any of their factual arguments –which were completely unsupported by an affidavit – but the grounds of the Objection as detailed in the Statements of Objection have nothing in common with those exceptional, rare, and considered cases in which the court shall intervene in the economic and commercial considerations of interested parties as manifested at the meetings intended for their examination of the arrangement.”

77.	Pertinent comments were also made on this matter by the district court in a case involving an application for the authorization of a creditors' arrangement in accordance with Article 350 of the Companies Law, wherein an objection was heard from one of the creditors:

“The general policy that has been adopted both by the legislator and in court rulings is one of encouraging recuperation and creditor arrangements, despite the realization that, by their very nature, these entail injury to the property right of the opposing minority, with all this entails… From this policy, and from other basic considerations, a basic principle is derived – the principle of non-intervention in the discretion of the creditors. When a majority of creditors exceeding the sum of 75% established by law has expressed its opinion that the proposed arrangement is advisable and hence voted in its favor, the court will not lightly intervene therein even if, in its opinion, a better arrangement might have been reached… It is inferred, that the meeting of creditors is charged with applying the considerations of advisability, and the court is no more than an inspector that shall intervene when the decision of the former grossly deviated from the realm of reason or led to grave discrimination and abuse of law deviating from the usual ‘rules of the game’ in this sphere.”

See: Bankruptcy (TA) 1048/02, Rupin Seminary v Rupin Academic Center (unpublished), pp. 5-6 [Reference 7].

78.	The above comments in the context of the holders of securities and the creditors of a company also apply to an arrangement between a company and its shareholders.

79.	Thus, for example, in the Investech case this Honorable Court discussed the general authority of the court to intervene in the conditions established in an arrangement program submitted for its authorization, determining that this authority should be interpreted restrictively:

“Accordingly, the general authority of the court to establish conditions when it is requested to authorize a compromise or an arrangement is to be interpreted in a more restrictive manner.

For this reason, too, it is inappropriate to request an order from the court when its purpose is to amend a proposal made by the board of directors of the company. This statement is naturally subject to my previous determination that there shall be cases in which the court is entitled to intervene in a proposal, such as in the case of the overt illegality of the proposal, concern at harm to a minority of shareholders who cannot exercise influence at the general meeting, and further in the case established in Article 55 of the Companies Law regarding an action deviating from authorization.

In the case before us, no need arises to intervene in the arrangement itself or to express any opinion thereon at this stage of the hearing”.

See: Investech Ruling, Reference 4 above, p. 6.

80.	The established ruling in this matter is clear: The court shall not intervene in the commercial discretion of the company and of its authorized organs except in the most extreme cases, viz.: when the company's decision clearly deviated from the realm of reason or led to grave discrimination and distortion.

81.	Accordingly, even if there were any substance to all the Opponents' arguments in their Objection (and there is no substance), in our case - when no one disputes that the Transaction that is the subject of the Arrangement benefits all the shareholders - the most extreme circumstances justifying the intervention of the court in the commercial discretion of the company and its institutions are not present, and certainly not at this stage, before the Plan of Arrangement has been discussed at the shareholders meeting.

Part D: The Plan of Arrangement Benefits All the Shareholders and the Claims of Discrimination Raised in the Objection Are Without Substance

82.	The Opponents are well aware that the Plan of Arrangement benefits all the shareholders (and they themselves do not state otherwise in their Objection). In order to nevertheless attempt to cast aspersion on the Plan of Arrangement- the approval of which, as noted, is contrary to their own personal interests - the Opponents raise a spurious collection of arguments in the hope that one of them might catch the eye of the court.

83.	All the above is sufficient to reject the Objection in limine and substantively, even without itemizing the errors and inexactitudes included in the sundry arguments raised by the Opponents regarding the Plan of Arrangement.

84.	Beyond the call of duty, as it were, we shall itemize below some of the said inexactitudes and errors, showing that despite the best efforts by the Opponents to torpedo the Arrangement and to promote their own personal interests at the expense of the remaining shareholders in the Company, the Opponents shall not manage to cast aspersion on the Plan of Arrangement, the authorization of which - as noted - benefits all the shareholders.

85.	Thus, for example, in sections 40-43 of their Objection the Opponents claim that "the value of the Affiliated Companies is unclear". There is, however, no truth whatsoever to this claim. As was explained clearly in the Application, as part of the Gamida Transaction Gamida shall acquire all the assets of the Company, including its holdings in the Affiliated Companies. In order to estimate the value of the Company's holdings in the Affiliated Companies, which as noted are transferred to Gamida in the framework of the Transaction, the Company drew on the services of an external professional consultant who determined, as detailed clearly in section 20.2 of the Application, that the value of the Affiliated Companies to the Company (viz.: the value of the Company's holdings in the Affiliated Companies) prior to the signing of the Acquisition Agreement is in the range of USD 7,400,000 - 7,800,000.

The lack of clarity the Opponents attempt to present does not exist. The matters are clear and overt; but since they are inconvenient for the Opponents – who, as noted, are considering solely their personal good – they choose to pretend not to understand this. Conversely, when it is convenient for them – for example, for the purpose of comparison with their proposal and for the purpose of various bizarre calculations they include in their Objection – they choose to rely on the above-mentioned evaluation (see, for example, section 48 of the Objection).

86.	In addition, in sections 44-45 of the Objection the Opponents raise the vague claim that the value of the assets in the proposed Arrangement is not updated. This argument by the Opponents is also completely vacuous. As detailed in the Application, the opinions given in order to estimate the value of the assets transferred in the framework of the Transaction are professional opinions from external bodies, the preparation of which requires some time. In order for the opinion to be as updated as possible, work thereon began close to the date of signing of the Acquisition Agreement and its approval in the Company's institutions.

It should be emphasized that these opinions estimate the value of the Companies on the basis of their assets and operations, and are based on past data and on anticipatory data. Such opinions are not subject to dramatic changes over short periods of time; the attempt by the Opponents to present the opinions given as of the first quarter of 2007 as not up to date cannot be accepted.

87.	Moreover, the Opponents do not raise any substantive ground in their Objection that might justify the expenses and time involved in updating the opinions.

88.	The background to the undertaking of the Transaction was explained extensively in section 20 of the Application. In a nutshell, we shall recall that the rationale guiding the Company was the desire to provide new content for the Company's business operations with a greater scope than that currently existing, in the hope that this would prove more beneficial for the public shareholders and justify the high costs incurred in the tradability of the Company's shares on the stock market in the United States.

89.	In order to provide this new content for the Company's operations, the Company was of the opinion that a move was needed that would enable the "replacement" of the current controlling shareholder in the Company with a new controlling shareholder bringing new operations reflecting, as noted, greater benefit for the Company's shareholders.

90.	This is precisely what is secured by the Arrangement. Gamida, the present controlling shareholder (which holds approximately 61.8 percent) returns its shares in the Company and, in return, receives the Company's assets; the new controlling shareholder (Nexgen or, more precisely, its parent company MAC) (which, as of the Completion Date, shall hold approximately 91 percent) enters the Company, bringing with it operations estimated at a much greater value than the previous operations of the Company.

91.	The outcome of the above-mentioned move from the perspective of the minority shareholders of the Company is indeed a reduction in the proportion of their holdings in the Company, however the value of their holdings/shares is expected to increase significantly.

92.	There is no substance to the Opponents' arguments that an unequal share value was determined for the two Transactions comprising the Agreement that is the subject of the Arrangement, or that, on the basis of some or other calculation, there is a negligible difference (for example, because the estimates are between sum X and sum Y) between the premium reflected by the Transactions for Gamida by comparison to the remaining shareholders.

93.	In both cases, both in the case of the acquisition by the Company of the Gamida Shares and in the case of the allocation of the shares to Nexgen, the value determined for the Company's shares reflects in itself a premium above the current market price and above the average market price over the three months preceding the first announcement to the public regarding the Transaction and the signing of the memorandum of understanding. Accordingly, this is a fair and worthy Transaction that benefits the Company and all the Company's shareholders.

94.	The Opponents' entire preoccupation with numbers is distorted and incorrect, and indeed petty and invidious. There is no need to address this since, in the present case, circumstances do not exist that could justify the intervention by the court in the Transaction or the Plan of Arrangement or the prevention/postponement of the assembly of the meeting, as detailed above.

Part E: Attention to Additional Matters

95.	Regarding the Opponents' claim that substantive documents were not attached to the Application, our response is threefold:

Firstly, and contrary to the Opponents’ argument, the Application before the court includes all the substantive and necessary details relating to the Plan of Arrangement.

Secondly, additional detail and documents relating to the Plan of Arrangement shall be forwarded to all the Company’s shareholders in the framework of the notice of the general meeting to be held in accordance with the rules applying to the Company as a company whose shares are traded on the NASDAQ Capital Market. Such details regarding the Plan of Arrangement shall automatically include reference to this proceeding (insofar as this shall be necessary).

Thirdly, if the Opponents’ motives in submitting the Objection were not personal ones, but honest ones of a shareholder truly seeking to monitor and maximize its investment, they would surely be aware that even prior to the date on which they submitted their Objection, the Agreement forming the foundation of the Plan of Arrangement, which the Opponents demand to receive in their Objection, had already been published; thus this is a further (baseless) argument to be raised against the Arrangement.

96.	We noted above that the Opponents chose, for some reason, not to attach to the Objection the other parties to the Agreement on which the Plan of Arrangement is based, viz. Gamida, Nexgen, and MAC, which presumably are liable to be injured thereby (if the Objection is not rejected). The ramifications of the failure to attach these parties are evident. If the Objection is not rejected in limine or substantively, it shall be necessary to attach the above-mentioned additional parties prior to granting any decision liable in any way to injure their rights.

Conclusion

97.	In light of all the above, the Honorable Court shall respectfully be asked to reject the Objection in limine or substantively, and to require the Opponents to pay the Company's expenses and attorneys' fees. The expenses clause should reflect the fact that, as noted, the Opponents instigated the proceeding in gross bad faith, abusing legal proceedings as detailed above.

This response is supported by the affidavit of the Company’s CEO, Mr. Moshe Reuveni, verifying the facts detailed therein.

[Signature] —————————————— Dror Vigdor, Advocate	[Signature] —————————————— Orna Sasson, Advocate	[Signature] —————————————— Hanital Beilinson, Advocate

Yigal Arnon & Co.
Representatives of Healthcare

Tel Aviv, today, July 15, 2007